As filed with the Securities and Exchange Commission on September 4, 2008

Registration No. 333-152397

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REXNORD HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3560	20-5197013
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

Rexnord Holdings, Inc.

4701 Greenfield Avenue

Milwaukee, WI 53214

(414) 643-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert A. Hitt

President and Chief Executive Officer

Rexnord Holdings, Inc.

4701 Greenfield Avenue

Milwaukee, WI 53214

(414) 643-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Monica K. Thurmond, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000	Douglas J. Tucker, Esq. Quarles & Brady LLP 500 West Madison Street, Suite 3700 Chicago, Illinois 60661 (312) 715-5000	LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (a) (b)	Amount of Registration Fee (c)
Common stock, $0.01 par value per share	$750,000,000	$29,475

(a)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(b)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(c)	Previously paid $29,475 by wire transfer on July 9, 2008.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 4, 2008

PROSPECTUS

            Shares

Rexnord Holdings, Inc.

Common Stock

This is Rexnord Holdings, Inc.’s initial public offering. Rexnord Holdings, Inc. is selling all of the shares being offered hereby.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for our common stock. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “RXN.” Following the public offering, Rexnord Holdings, Inc. will remain a “controlled company” as defined under the New York Stock Exchange listing rules, and Apollo Management, L.P. and its affiliates will beneficially own     % of its outstanding shares of common stock assuming the underwriters do not exercise their over-allotment option.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Rexnord Holdings, Inc.	$	$

The underwriters may also purchase up to an additional             shares from Rexnord Holdings, Inc. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The shares will be ready for delivery on or about                     , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Credit Suisse	Lehman Brothers

Banc of America Securities LLC	Deutsche Bank Securities

Lazard Capital Markets	UBS Investment Bank	Robert W. Baird & Co.	Janney Montgomery Scott LLC

The date of this prospectus is                     , 2008.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Dealer Prospectus Delivery Obligations

Until                     , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Unless otherwise noted, all information regarding our market share is based on the latest market data currently available to us, and all market share data is based on net sales in the applicable market.

TRADEMARKS

The following terms used in this prospectus are our power transmission trademarks: Rex®, Falk™, MB®, Duralon®, Thomas®, Omega®, Viva®, Addax®, Shafer®, PSI®, Cartriseal®, Planetgear™, Drive One®, Steelflex®, Lifelign®, A+Plus®, Stearns®, Berg® and Highfield®, Prager™, Renew®, Stephan™, Wrapflex®, True Torque®, Freedom™, ModulFlex™, TableTop®, Mat Top®, Rexnord®. The following terms used in this prospectus are our water management trademarks: Zurn®, Wilkins® , Aquaflush®, Aquaspec®, Zurn One®, Zurn One Systems®, Aquasense®, Aquavantage®, Aquavantage AV®, Ecovantage®, Checktronic® , Cam-Seal®, Zurn PEX®, Flo Thru®, Hi-Cap®, Pressure-Tru®, Aqua-Gard®, Golden Anderson™ and Rodney Hunt®. All other trademarks appearing in this prospectus are the property of their holders.

ii

SUMMARY

The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and notes to those statements, before making an investment decision.

On July 21, 2006 (the “Merger Date”), affiliates of Apollo Management, L.P. (“Apollo”), George M. Sherman and certain members of management acquired RBS Global, Inc. (“RBS Global”) through the merger of Chase Merger Sub, Inc., an indirect, wholly-owned subsidiary of an Apollo affiliate, Rexnord Holdings, Inc. (“Rexnord Holdings”), with and into RBS Global (the “Merger”), and RBS Global became an indirect, wholly-owned subsidiary of Rexnord Holdings. Unless otherwise noted, “Rexnord,” “we,” “us,” “our” and the “Company” mean Rexnord Holdings, Inc. and its predecessors and consolidated subsidiaries, including RBS Global and Rexnord LLC, and “Rexnord Holdings” means Rexnord Holdings, Inc. and its predecessors but not its subsidiaries. As used in this prospectus, “fiscal year” refers to our fiscal year ending March 31 of the corresponding calendar year (for example, “fiscal year 2008” or “fiscal 2008” means the period from April 1, 2007 to March 31, 2008).

Unless otherwise indicated, the information contained in this prospectus assumes that (i) the underwriters’ over-allotment option is not exercised, (ii) the number of our authorized shares of capital stock is increased to              shares of common stock and             shares of preferred stock, and (iii) each share of common stock then outstanding is split into             shares of common stock.

Our Company

We believe we are a leading, global multi-platform industrial company strategically positioned within the markets and industries we serve. Currently, our business is comprised of two strategic platforms: (i) Power Transmission, which produces gears, couplings, industrial bearings, aerospace bearings and seals, flattop, special components and industrial chain and conveying equipment, and (ii) Water Management, which produces professional grade specification plumbing, water treatment and waste water control products. Our strategy is to build the Company around multi-billion dollar, global strategic platforms that participate in end markets with above average growth characteristics where we are, or have the opportunity to become, the industry leader. We have successfully completed and integrated several acquisitions and expect to continue to pursue strategic acquisitions within our existing platforms that will expand our geographic presence, broaden our product lines and allow us to move into adjacent markets. Over time, we anticipate adding additional strategic platforms to our Company.

We are led by an experienced, high caliber management team that employs a proven operating system, the Rexnord Business System, or RBS, modeled after the Danaher Business System of the Danaher Corporation. RBS was established by George Sherman, our Non-Executive Chairman of the Board and the former CEO of the Danaher Corporation from 1990 to 2001. RBS is designed to drive excellence and world class performance in all aspects of our business by focusing on customer satisfaction or the “Voice of the Customer,” while seeking to continuously improve our growth, quality, delivery and cost.

We believe we have a sustainable competitive advantage in both of our platforms as a result of the following attributes:

•

We are a leading designer, manufacturer and marketer of highly-engineered, end user and/or third-party specified products that are mission or project-critical for applications where the cost of failure is high;

•

We believe our portfolio includes premier and widely known brands in the Power Transmission and Water Management markets in which we participate as well as one of the broadest, most extensive product offerings;

•	We estimate that over 85% of our total net sales come from products in which we have leading market share positions;

•

We have established an extensive installed base of our products that provides us the opportunity to capture significant, recurring aftermarket revenues at attractive margins as a result of a “like-for-like” replacement dynamic; and

•

We have extensive distribution networks in both of our platforms – in Power Transmission we have over 400 distributor customers with nearly 2,500 branches serving our customers globally and in Water Management we have more than 550 independent sales representatives across approximately 170 sales agencies that work directly with our in-house technical team to drive specification of our products.

Our global footprint encompasses 28 Power Transmission manufacturing, four Power Transmission repair facilities located around the world, 21 Water Management manufacturing and warehouse facilities in North America and an engineering and sourcing center in Zhuhai, China, which allow us to meet the needs of our increasingly global customer base as well as our distribution channel partners. We employ approximately 7,400 employees, and we generated net sales of $1.9 billion and net income of $0.3 million for the fiscal year ended March 31, 2008 and net sales of $496.1 million and net income of $0.2 million for the three months ended June 28, 2008. We had Adjusted EBITDA (as defined on page 14 under “Summary Historical and Unaudited Financial and Other Data”) of $389.6 million for the twelve months ended June 28, 2008, and net income for the same twelve-month period of $7.9 million. Adjusted EBITDA for the twelve months ended June 28, 2008 includes: $6.8 million of pro forma adjustments to give full year effect to the acquisition of GA on January 31, 2008 and $8.3 million of out of period business interruption recoveries that relate to fiscal 2007 but are required to be reported in the period the proceeds were received, which was fiscal 2008. For a description of why we believe Adjusted EBITDA is important to an understanding of our performance, see footnote 7 of “Summary Historical and Unaudited Financial and Other Data.”

Our Platforms

An overview of our two existing strategic platforms is outlined below:

Power Transmission

Our Power Transmission products are marketed and sold globally under brands such as Rex®, Falk™ and Link-Belt®. We sell our Power Transmission products into a diverse group of attractive end market industries. Over the past several years, both our customer base, as well as many of our end markets have grown faster than the underlying economic growth in the United States. Our international net sales (as measured on a destination basis) have grown from 34% of Power Transmission net sales in fiscal 2006 to 40% in fiscal 2008.

Set forth below are our Power Transmission net sales for fiscal 2008 by end market and by geographic destination:

Over the past century, we have established long-term relationships with original equipment manufacturers, or OEMs, and end users serving a wide variety of industries. As a result of our long-term relationship with OEMs and end users, we have created a significant installed base for our Power Transmission products, which are consumed or worn out in use and have a relatively predictable replacement cycle. We believe this replacement dynamic drives recurring aftermarket demand for our products through our distribution customers, which we estimate account for approximately 45% of our North American Power Transmission net sales.

We believe our reputation for superior quality products and our ability to meet lead times as short as one day are highly valued by our customers, as demonstrated by their strong preference to replace their worn Rexnord products, for “like-for-like” product replacements. We believe our customers’ preference to replace “like-for-like” products, combined with our significant installed base, enables us to achieve premium pricing, generate a source of recurring revenue and provides us with a competitive advantage. We believe the majority of our products are purchased by customers as part of their regular maintenance budgets and in many cases do not represent significant capital expenditures.

Water Management

Our Water Management products are marketed and sold through widely recognized brand names, including Zurn®, Wilkins®, Aquaflush®, Aquasense®, Aquavantage®, Zurn One Systems®, Ecovantage®, Aquaspec®, Zurn PEX®, Checktronic® , Cam-Seal®, Rodney Hunt® and Golden Anderson™.

Set forth below are our Water Management net sales for fiscal 2008 by end market:

(1)	This information is based on GA’s unaudited books and records, which do not conform to GA’s historical accounting periods. The GA acquisition effectively increased the proportion of Water Management’s fiscal year 2008 net sales related to the infrastructure construction end market by seven percentage points, with corresponding decreases in the proportion of net sales related to the commercial and residential construction end markets by four and three percentage points, respectively. For more information on the GA Acquisition, see “—Acquisition History.”

Over the past century, we believe our Water Management platform has established itself as an innovator and leading designer, manufacturer and distributor of highly engineered water products and solutions that deliver water conservation, safety & hygiene, treatment, and control & comfort. The demand for our Water Management products is primarily driven by new infrastructure, commercial, and to a lesser extent, residential construction.

Segments of the infrastructure end market include: municipal water and wastewater, transportation, government, health care and education. Segments of the commercial construction end market include: lodging, retail, dining, sports arenas, and warehouse/office. In addition to our broader growth strategy, we believe there is a significant opportunity for future growth in our Water Management platform by selling and distributing a number of our products into the expanding renovation and repair market.

Our Water Management products are principally specification-driven, project-critical and typically account for a low percentage of the overall project cost. We maintain leading market shares in the majority of our product lines and have become a market leader in the industry by meeting stringent third party regulatory, building and plumbing code requirements and subsequently achieving specification of our products into projects and applications.

Through our extensive network of more than 550 independent sales representatives across 170 sales agencies in North America, we maintain high product availability for our customers and work closely together with local engineers, contractors, builders and architects to specify, or “spec in”, our Water Management products for use in construction projects. It has been our experience that, once an engineer, contractor, builder or architect has specified our products with satisfactory results, they will generally continue to use our products in future projects. We derive approximately 80% of our Water Management platform net sales from “spec-in” products and believe that the combination of our “spec-in” business model, our extensive distribution network and our ability to innovate, engineer and deliver superior quality products and systems has resulted in growing demand for our Water Management products and provides us with a sustainable competitive advantage.

Our Markets

We evaluate our competitive position in our markets based upon the markets we serve. We generally do not participate in segments of our served markets that are thought of as commodities or in applications that do not require differentiation based on product quality, reliability and innovation. In both of our platforms, we believe the end markets we serve span a broad and diverse array of commercial and industrial end markets with solid fundamental long-term growth characteristics.

Power Transmission Market

According to Industrial Market Information, Inc., the North American Power Transmission market generates approximately $103 billion in annual net sales. Of this overall estimated Power Transmission market, the relevant or served North American market for our current product offerings is approximately $5 billion in net sales per year. Globally, we estimate our served market to be approximately $12 billion in net sales per year. The Power Transmission market is relatively fragmented with most participants having single or limited product lines and serving specific geographic markets. While we compete with certain domestic and international competitors across a portion of our product lines, we do not believe that any one competitor directly competes with us on all of our product lines. The industry’s customer base is broadly diversified across many sectors of the economy. We believe that growth in the Power Transmission market is closely tied to overall growth in industrial production, which we believe has significant long-term growth fundamentals. In addition, we believe that Power Transmission manufacturers who innovate to meet the changes in customer demands and focus on higher growth end markets can grow at rates faster than overall U.S. industrial production.

Our Power Transmission products are generally critical components in the machinery or plant in which they operate, yet they typically account for a low percentage of an end user’s total production cost. We believe, because the costs associated with Power Transmission product failure to the end user can be substantial, end users in most of the markets we serve focus on Power Transmission products with superior quality, reliability and availability, rather than considering price alone, when making a purchasing decision.

The Power Transmission market is also characterized by the need for sophisticated engineering experience, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. We believe entry into our markets by competitors with lower labor costs, including foreign competitors, will be limited due to the fact that we manufacture highly specialized niche products that are critical components in large scale manufacturing processes, where the cost of component failure and resulting downtime is high. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we believe should allow suppliers with broader product offerings to capture additional market share.

Water Management Market

According to the U.S. Census Bureau, U.S. non-residential construction expenditures were approximately $637.5 billion in 2007. We estimate that the relevant market within U.S. non-residential construction for all of our Water Management product offerings is approximately $4.5 billion.

We believe the segment in which our Water Management platform participates is relatively fragmented and that most of our competitors offer more limited product lines. While we compete with certain of our competitors across a portion of our product lines, we do not believe that any one competitor directly competes with us across all of our product lines.

We believe the areas of the water management industry in which we compete are tied to growth in infrastructure and commercial construction, which we believe have significant long-term growth fundamentals. Historically, downturns in infrastructure and commercial construction have been shorter and less severe than in residential construction, and upturns have lasted longer and had higher peaks in terms of spending as well as units and square footage. In addition, through successful new product innovation, we believe that water management manufacturers are able to grow at a faster pace than the broader infrastructure and commercial construction markets, as well as mitigate downturns in the cycle.

Water management products tend to be project-critical, highly engineered and high value-add and typically are a low percentage of overall project cost. We believe the combination of these features creates a high level of end user loyalty. Demand for these products is influenced by regulatory, building and plumbing code requirements. Many water management products must be tested and approved by the University of Southern California (“USC”), the National Sanitation Foundation (“NSF”) or the American Waterworks Association (“AWWA”) before they may be sold. In addition, many of these products must meet detailed specifications set by water management engineers, contractors, builders and architects.

The water management industry’s specification-driven end markets require manufacturers to work closely with engineers, contractors, builders and architects in local markets across the United States to design specific applications on a project-by-project basis. As a result, building and maintaining a network of relationships with engineers, contractors, builders and architects who specify or “spec-in” products for use in construction projects and having the flexibility in design and product innovation is critical to compete effectively.

Our Competitive Strengths

Key characteristics of our business that we believe provide us with a competitive advantage and position us for future growth include the following:

The Rexnord Business System. We manage our company with a management philosophy we call RBS. RBS is based on the following principles: (1) a culture that embraces Kaizen, the Japanese philosophy of continuous improvement; (2) strategy deployment—a long-term strategic planning process that determines annual improvement priorities and the actions necessary to achieve those priorities; (3) involvement of all of our associates in the execution of our strategy; (4) developing and resourcing “break-throughs”—potential new products or other initiatives that drive organic sales growth opportunities; and (5) measuring our performance based on “Voice of the Customer.” As we have applied RBS over the past five years, we have experienced significant improvements in growth, productivity, cost reduction and asset efficiency and believe there are substantial opportunities to continue to improve our performance as we continue to apply RBS.

Experienced, High-Caliber Management Team. Our management team is led by Bob Hitt, President, Chief Executive Officer and Director. George Sherman, our Non-Executive Chairman of the Board and former CEO of the Danaher Corporation from 1990 to 2001, oversees this management team and plays a key role in establishing the strategic direction of the Company. Other members of the management team include Todd Adams, Senior Vice President and Chief Financial Officer, George Moore, Executive Vice President, and Alex P. Marini, who became the President of our Water Management Group upon completion of the Zurn acquisition and previously served as the President and Chief Executive Officer for Jacuzzi Brands, Inc. (“JBI”). We believe the overall talent level within our organization is a competitive strength, and we have added a number of experienced key managers across our platforms over the past several years. George M. Sherman and management team currently maintain a significant equity investment in the Company. As of March 31, 2008, their ownership interest represented approximately 20% of our common stock on a fully diluted basis.

Strong Financial Performance and Free Cash Flow. Since implementing RBS, we have established a solid track-record of delivering strong financial performance measured in terms of net sales growth, margin expansion and free cash flow conversion (cash flow from operations less capital expenditures compared to net income). Since fiscal 2004, net sales have grown at a compound annual growth rate, or CAGR, of 27% inclusive of acquisitions, and Adjusted EBITDA margins (Adjusted EBITDA divided by net sales) have expanded to 20.6%. Additionally, we have consistently delivered strong free cash flow over the past five years by improving working capital performance and reducing capital expenditures through productivity and capacity improvements. By continually focusing on improving our overall operating performance and free cash flow conversion, we believe we can create substantial long-term shareholder value by using our cash flows to manage our leverage, as well as drive growth through acquisitions over time.

Leading Market Positions in Diversified End Markets. Our high-margin performance is driven by industry leading positions in the diversified end markets in which we compete. We estimate that greater than 85% of our net sales are derived from products in which we have leading market share positions. We believe we have achieved leadership positions in these markets because of our focus on customer satisfaction, extensive offering of quality products, ability to service our customers globally, positive brand perception, highly engineered product lines, extensive specification work and market/application experience. We serve a diverse set of end markets with our largest single end market, mining, accounting for 11% of net sales in fiscal 2008.

Broad Portfolio of Highly Engineered, Specification-Driven Products. We believe we offer one of the broadest portfolios of highly engineered, specification-driven, project-critical products in the end markets we serve. Our array of product applications, knowledge and expertise applied across our extensive portfolio of products allows us to work closely with our customers to design and develop solutions tailored to their individual specifications. Within our Water Management platform, our representatives work directly with engineers, contractors, builders and architects to “spec-in” our Water Management products early in the design phase of a project. We have found that once these customers have specified a company’s product with satisfactory results, they will generally use that company’s products in future projects. Furthermore, we believe our strong application engineering and new product development capabilities have contributed to our reputation as an innovator in each of our end markets.

Large Installed Base, Extensive Distribution Network and Strong Aftermarket Revenues. Over the past century we have established relationships with OEMs and end users serving a wide variety of Power Transmission industries, creating a significant installed base for our Power Transmission products. This installed base generates significant aftermarket sales for us because our Power Transmission products are consumed in use and must be replaced in relatively predictable cycles. In order to provide our customers with superior service we have cultivated relationships with over 400 distributors worldwide who sell Power Transmission products through nearly 2,500 branches. This distribution network is essential to our success in meeting lead times as short as one day. We believe our installed Power Transmission base, end user preference and product line breadth make our product portfolio an attractive package to distributors in the Power Transmission industry. Our Water Management platform has 21 manufacturing and warehouse facilities and uses approximately 70 third-party distribution facilities at which it maintains inventory. This broad distribution network provides us with a competitive advantage and drives demand for our Water Management products by allowing quick delivery of project-critical Water Management products to our customers facing short lead times. In addition, we believe this extensive distribution network also provides us with an opportunity to capitalize on the expanding renovation and repair market as building owners begin to upgrade existing commercial and institutional bathroom fixtures with high efficiency systems.

Significant Experience Identifying and Integrating Strategic Acquisitions. We have successfully completed and integrated several acquisitions from May 2005 to the present totaling more than $1.3 billion of total transaction value. These strategic acquisitions have allowed us to expand our geographic presence, broaden our product lines and, in other instances, to move into adjacent markets. In the past three fiscal years, we have completed four strategic acquisitions that have significantly expanded our Power Transmission platform and established and expanded our Water Management platform. These acquisitions have created significant shareholder value through the implementation of RBS operating principles, which has resulted in identifying and achieving cost synergies, as well as driving growth, operational and working capital improvements.

Our Business Strategy

We strive to create shareholder value by seeking to deliver sales growth, profitability and asset efficiency, which we believe will result in upper quartile financial performance and free cash flow generation when compared to other leading multi-platform industrial companies by driving the following key strategies:

Continue to Apply the Rexnord Business System. The core of our business strategy is to continue to apply RBS to strive for world class performance in quality, delivery and cost throughout our platforms. We believe that as we pursue world class performance throughout all aspects of our business and listen to the “Voice of the Customer,” we can deliver significant organic net sales growth, continued margin expansion and significant free cash flow generation while improving customer satisfaction.

Drive Profitable Growth. Our key growth strategies are:

•

Accelerate Growth in Key Vertical End Markets—We believe that we have an opportunity to accelerate our overall net sales growth over the next several years by deploying resources to leverage our highly engineered product portfolio, industry expertise, application knowledge and unique manufacturing capabilities into certain key vertical end markets that we expect to have above market growth rate potential. We believe those end markets are mining, energy, aerospace, cement & aggregates, water infrastructure and the renovation and repair of existing commercial buildings and infrastructure.

•

Product Innovation and Resourcing “Break-throughs”—We intend to continue to invest in strong application engineering and new product development capabilities based on listening to the “Voice of the Customer.” Our innovation will continue to be disciplined and will follow a stage-gate process seeking to ensure the commercialization and profitability of new products that meet our expectations. Additionally, we will continue resourcing “break-throughs,” which we define as potential products or other growth opportunities that have an annual net sales potential of $20 million or more over 3 to 5 years. We believe growing demands for more energy and water conservation products will also provide opportunities for us to grow through innovation in both platforms.

•

Drive Specification for Our Products—We intend to increase our installed base and grow aftermarket revenues by continuing to partner with OEMs to specify our Power Transmission products on original equipment applications. Within our Water Management platform, we intend to leverage our sales and distribution network and to increase specification for Water Management products by working directly with our customers to drive specification for our products in the early design stages of a project.

•

Expand Internationally—We believe there is substantial growth potential outside the United States for many of our existing products by expanding distribution, further penetrating key vertical end markets that are growing faster outside the U.S. and selectively pursuing acquisitions that will provide us additional international exposure.

•

Pursue Strategic Acquisitions—We believe the fragmented nature of our Power Transmission and Water Management markets will allow us to continue to identify attractive acquisition candidates in the future that will complement our existing platforms by either broadening our product offerings, expanding geographically or addressing an adjacent market opportunity.

Platform Focused Strategies. We intend to build our business around leadership positions in platforms that participate in multi-billion dollar, global, growing end markets. Within our two existing platforms, we expect to continue to leverage our overall market presence and competitive position to provide further growth and diversification and increase our market share.

Acquisition History

We have successfully completed and integrated several acquisitions and expect to continue to pursue strategic acquisitions inside our existing platforms to expand our geographic presence, broaden our product lines or allow us to move into adjacent markets. In the past three fiscal years we have completed four acquisitions that have significantly expanded our Power Transmission platform and established our Water Management platform. In May 2005, while the Rexnord companies were still owned by The Carlyle Group, Rexnord LLC acquired Falk for approximately $300 million. Falk significantly enhanced our position as a leading manufacturer of highly engineered Power Transmission products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk’s complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk acquisition resulted in a comprehensive, market-leading product portfolio that we believe to be one of the broadest in the Power Transmission industry. Our Power Transmission group also acquired the Dalong Chain Company, located in China, in May 2006 for approximately $6 million. The acquisition of Dalong has provided us manufacturing capabilities in Asia with respect to flattop chain, conveying equipment and industrial chain. In February 2007, approximately seven months after Apollo acquired the Rexnord companies from The Carlyle Group in the Merger, we established our Water Management platform through the acquisition of Zurn for approximately $940 million. Zurn is a leader in the multi-billion dollar non-residential construction and replacement market for plumbing fixtures and fittings. Zurn designs and manufactures plumbing products used in industrial and commercial construction, renovation and facilities maintenance markets in North America and holds a leading market position across most of its businesses. Our Water Management platform was then expanded through our acquisition of GA Industries, Inc. in January 2008 for approximately $74 million. This acquisition expanded our Water Management platform into the water and wastewater markets, specifically in municipal, hydropower and industrial environments.

Our Principal Stockholder

Our principal stockholders are investment funds affiliated with, or co-investment vehicles managed by, Apollo Management, L.P., including Apollo Investment Fund VI, L.P., which prior to this offering collectively beneficially own 93.7% of our common stock and will beneficially own                     % or              shares of our common stock after this offering assuming the underwriters do not exercise their over-allotment option. Apollo Investment Fund VI, L.P. is an investment fund with committed capital, along with its co-investment affiliates, of over $11 billion. Apollo Management, L.P., is an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Paris and Singapore. Apollo Global Management, LLC has assets under management in excess of $40 billion in private equity, hedge funds, distressed debt and mezzanine funds invested across a core group of industries where Apollo Global Management, LLC has considerable knowledge and resources.

We currently have a management consulting agreement with Apollo for advisory and consulting services. Since entering into the agreement through March 31, 2008, we have paid or accrued $4.4 million in fees plus out-of-pocket expenses under the agreement, which Apollo intends to terminate upon completion of this offering. Upon termination of the agreement, Apollo will receive $20.0 million. Apollo also currently holds a portion of our PIK toggle senior indebtedness due 2013, which we intend to repay with a portion of the proceeds of this offering. As of the date of this prospectus, Apollo and its affiliates held approximately $40.0 million of this PIK toggle senior indebtedness. See “Related Party Transactions” for more detail regarding our arrangements with Apollo.

Risk Factors

Investing in our common stock involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. These risks include, among others:

•

Our substantial indebtedness could have a material adverse effect on our operations, which could prevent us from satisfying our debt obligations and have a material adverse effect on the value of our common stock. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all.

•

We face significant competition from numerous companies both on the international and national level. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, and some of our competitors have greater financial and other resources than we do. We cannot provide assurance that we will be able to maintain or increase the current market share of our products successfully in the future.

•

Our business depends on general economic conditions and other market factors beyond our control. Our financial performance depends, in large part, on conditions in the markets that we serve in the U.S. and the global economy generally. Any sustained weakness in demand or downturn or uncertainty in the economy generally would materially reduce our net sales and profitability.

•	Some of the industries we serve are highly cyclical, such as the aerospace, energy and industrial equipment industries. Any declines in commercial, institutional or residential construction starts or demand for replacement building and home improvement products may impact us in a material adverse manner, and there can be no assurance that any such adverse effects would not continue for a prolonged period of time.

If any of the foregoing risks or the risks described under the heading “Risk Factors” were to occur, you may lose part or all of your investment. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” before making an investment decision.

Corporate Structure

The following diagram sets forth our corporate structure and pro forma indebtedness assuming that we had completed this offering and used a portion of the net proceeds to repay Rexnord Holdings’ indebtedness on June 28, 2008.

Additional Information

Rexnord Holdings is a Delaware corporation. Our principal executive offices are located at 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214. Our telephone number is (414) 643-3000. Our website is located at www.rexnord.com; however, the information on our website is not part of this document, and you should rely only on the information contained in this document and the documents to which we refer you.

The Offering

Issuer	Rexnord Holdings, Inc.

Common stock offered	shares.

Common stock to be outstanding immediately after the offering	shares.

Underwriters’ option to purchase additional shares of common stock in this offering	We have granted to the underwriters a 30-day option to purchase up to additional shares from us at the initial public offering price less underwriting discounts and commissions. The underwriters will not execute sales to discretionary accounts without the prior written specific approval of the customers.

Common stock voting rights	Each share of our common stock will entitle its holder to one vote.

Dividend policy	We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements, including our indebtedness. See “Dividend Policy.”

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $ million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $ per share, which represents the midpoint of the range set forth on the front cover of this prospectus. We intend to use a portion of these net proceeds to: first, repay all $ million of the outstanding PIK toggle senior indebtedness due 2013 of Rexnord Holdings as of the date of this prospectus plus early redemption premiums of $ million and accrued interest; second, pay a $20.0 million fee to Apollo in connection with the termination of its management consulting agreement; and, third, use the remaining net proceeds for general corporate purposes, including working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses. For sensitivity analyses as to the offering price and other information, see “Use of Proceeds.”

NYSE symbol	“RXN.”

Except as otherwise indicated, all of the information in this prospectus assumes:

•	a for one stock split described below has been completed;

•	no exercise of the underwriters’ over-allotment option to purchase up to additional shares of common stock to cover over-allotments of shares;

•	the initial offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus; and

•

our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under “Description of Capital Stock” will become operative.

Prior to completion of this offering, we will effect a stock split whereby holders of our outstanding shares of common stock will receive              shares of common stock for each share they currently hold. The number of shares of common stock to be outstanding after completion of this offering is based on              shares of our common stock to be sold in this offering and, except where we state otherwise, the information with respect to our common stock we present in this prospectus:

•	does not give effect to shares of our common stock issuable upon the exercise of outstanding options as of , 2008, at a weighted-average exercise price of $ per share; and

•	does not give effect to shares of common stock reserved for future issuance under the Rexnord Holdings 2006 Stock Option Plan.

Summary Historical and Unaudited Financial and Other Data

The summary historical financial data for the fiscal years ended March 31, 2006, 2007 and 2008 have been derived from our consolidated financial statements and related notes thereto which have been audited by Ernst & Young LLP, an independent registered public accounting firm and are included elsewhere in this prospectus. The summary historical financial data for the three months ended June 30, 2007 and June 28, 2008 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Results for the three months ended June 30, 2007 and June 28, 2008 are not necessarily indicative of the results that may be expected for the entire year. The period from April 1, 2006 to July 21, 2006 includes the accounts of RBS Global prior to the Merger. The period from July 22, 2006 to March 31, 2007 includes the accounts of RBS Global after the Merger. The two periods account for our fiscal year ended March 31, 2007. We refer to the financial statements prior to the Merger as “Predecessor.”

The following data should be read in conjunction with “Risk Factors,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor (1)		Successor
	Year Ended March 31, 2006 (2)	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007 (3)	Year Ended March 31, 2008 (4)	Three Months Ended June 30, 2007	Three Months Ended June 28, 2008
	(in millions, except per share amounts)
Statement of Operations Data:
Net sales	$1,081.4	$334.2	$921.5	$1,853.5	$448.2	$496.1
Cost of sales (5)	742.3	237.7	628.2	1,250.4	306.2	334.2

Gross profit	339.1	96.5	293.3	603.1	142.0	161.9

Selling, general and administrative expenses	187.8	63.1	159.3	312.2	78.1	86.1
Restructuring and other similar costs	31.1	—	—	—	—	—
Curtailment gain	—	—	—	—	—	—
Loss on divestiture	—	—	—	11.2	—	—
(Gain) on Canal Street accident, net	—	—	(6.0)	(29.2)	(8.1)	—
Transaction-related costs	—	62.7	—	—	—	—
Amortization of intangible assets	15.7	5.0	26.9	49.9	12.9	12.5

Income (loss) from operations	104.5	(34.3)	113.1	259.0	59.1	63.3

Non-operating income (expense):
Interest expense, net (6)	(61.5)	(21.0)	(109.8)	(254.3)	(64.1)	(58.2)
Other income (expense), net	(3.8)	(0.4)	5.7	(5.3)	(2.9)	(2.2)

Income (loss) before income taxes	39.2	(55.7)	9.0	(0.6)	(7.9)	2.9
Provision (benefit) for income taxes	16.3	(16.1)	9.2	(0.9)	(0.5)	2.7

Net income (loss)	$22.9	$(39.6)	$(0.2)	$0.3	$(7.4)	$0.2

	Predecessor (1)		Successor
	Year Ended March 31, 2006 (2)	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007 (3)	Year Ended March 31, 2008 (4)	Three Months Ended June 30, 2007	Three Months Ended June 28, 2008
	(in millions, except per share amounts)
Net income (loss) per share:
Basic
Diluted

Weighted-average number of shares outstanding:
Basic
Effect of dilutive stock options
Diluted
Other Data:
Net cash provided by (used for):
Operating activities	91.9	(4.4)	63.4	232.7	33.1	19.0
Investing activities	(336.1)	(15.7)	(1,925.5)	(121.6)	(8.3)	(10.1)
Financing activities	240.6	8.2	1,909.0	(15.6)	(12.4)	(0.1)
Depreciation and amortization of intangible assets	58.7	19.0	63.0	104.1	27.0	27.1
Capital expenditures	37.1	11.7	28.0	54.9	8.3	11.0

						Twelve Months Ended June 28, 2008
Adjusted EBITDA (7)						$389.6

					As of June 28, 2008
					Actual (4)	As Adjusted (10)
Balance Sheet Data:
Cash					$165.5	$
Working capital (8)					476.3
Total assets					3,839.0
Total debt (9)					2,550.1
Stockholders’ equity					280.8

(1)	Consolidated financial data for all periods subsequent to July 21, 2006 (the “Merger Date”) reflects the fair value of assets acquired and liabilities assumed as a result of that transaction. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the Merger Date.

(2)	Consolidated financial data for our fiscal year ended March 31, 2006 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Falk acquisition. The comparability of the operating results for the periods presented is affected by the inclusion of Falk from the date of the acquisition and revaluation of the assets acquired and liabilities assumed on the date of the Falk acquisition.

(3)	Consolidated financial data for the period from July 22, 2006 through March 31, 2007 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Zurn acquisition on February 7, 2007. As a result, the comparability of the operating results for the periods presented is affected by the inclusion of Zurn from the date of the acquisition and revaluation of the assets acquired and liabilities assumed on the date of both the Merger and the Zurn acquisition.

(4)	Consolidated financial data as of and for our fiscal year ended March 31, 2008 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the GA acquisition on January 31, 2008. As a result, the comparability of the operating results for the periods presented is affected by the inclusion of GA from the date of the acquisition and revaluation of the assets acquired and liabilities assumed on the date of the GA acquisition.

(5)	Due to rising raw material costs and changes to manufacturing processes in fiscal 2005, the Company re-evaluated its process for capitalizing overhead costs into inventory. As a result, the Company revised certain estimates related to the capitalization of overhead variances which reduced cost of sales by $7.0 million in fiscal 2005.

(6)	After giving full period pro forma effect to this offering and the use of the net proceeds as described under “Use of Proceeds” as if they occurred on April 1, 2007, our interest expense, net for the year ended March 31, 2008 and the three months ended June 28, 2008 would have been $191.8 million and $44.5 million, respectively.

(7)	Adjusted EBITDA in this prospectus corresponds to “EBITDA” in our senior secured credit facilities. Adjusted EBITDA is defined in our senior secured credit facilities as net income, as adjusted for the items summarized in the table below. As discussed in more detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance,” our senior secured credit facilities require us to maintain a maximum senior secured bank leverage ratio, which is defined in our senior secured credit facilities as the ratio of net senior secured indebtedness to Adjusted EBITDA. We also use Adjusted EBITDA as the primary measure of performance because we believe it gives us a more complete understanding of our financial condition and operating results. We use Adjusted EBITDA to calculate various financial ratios and to measure our performance, and we believe some debt and equity investors also utilize this metric for similar purposes. Adjusted EBITDA is intended to show unleveraged, pre-tax operating results and therefore reflects our financial performance based on operational factors excluding non-operational and non-recurring losses or gains. As discussed in more detail under “Management—Executive Compensation,” Adjusted EBITDA is the primary profitability measure we use in setting the components of our executive compensation program that are directly tied to the performance of the Company. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA varies from others in our industry. This measure should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP as measures of operating performance or cash flows as measures of liquidity. Adjusted EBITDA represents our actual historical covenant compliance calculations as if our current covenants had been in effect during all time periods. Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP (see “Risk Factors—The calculation of Adjusted EBITDA pursuant to our senior secured credit facilities represents our actual historical covenant compliance calculations and permits certain estimates and assumptions that may differ materially from actual results”). For example, Adjusted EBITDA: (a) does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments; (b) does not reflect changes in, or cash requirements for, our working capital needs; (c) does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt; (d) excludes tax payments that represent a reduction in cash available to us; (e) does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; (f) does not reflect management fees that may be paid to Apollo; and (g) does not reflect the impact of earnings or charges resulting from matters that we and the lenders under our secured senior credit facilities may consider not to be indicative of our ongoing operations. In particular, our definition of Adjusted EBITDA allows us to add back certain non-cash and non-recurring charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. Further, although not included in the calculation of Adjusted EBITDA below, the measure may at times include estimated cost savings and operating synergies related operational changes ranging from acquisitions to dispositions to restructurings and/or exclude one-time transition expenditures that we anticipate we will need to incur to realize cost savings. A reconciliation of net income (loss) to Adjusted EBITDA is set forth below. The data below for the twelve months ended June 28, 2008 is calculated by subtracting the data for the three months ended June 30, 2007 from the data for the year ended March 31, 2008 and adding the data for the three months ended June 28, 2008.

(in millions)	Three Months Ended June 30, 2007	Year Ended March 31, 2008	Three Months Ended June 28, 2008	Twelve Months Ended June 28, 2008
Net income	$(7.4)	$0.3	$0.2	$7.9
Interest expense, net	64.1	254.3	58.2	248.4
Provision (benefit) for income taxes	(0.5)	(0.9)	2.7	2.3
Depreciation and amortization	27.0	104.1	27.1	104.2

EBITDA	$83.2	$357.8	$88.2	$362.8

(in millions)	Three Months Ended June 30, 2007	Year Ended March 31, 2008	Three Months Ended June 28, 2008	Twelve Months Ended June 28, 2008
Adjustments to EBITDA:
(Gain) on Canal Street facility accident, net	(8.1)	(29.2)	—	(21.1)
Business interruption insurance recoveries related to fiscal 2008 (a)	2.5	2.8	—	0.3
Loss on divestiture (b)	—	11.2	—	11.2
Stock option expense	1.8	7.4	1.8	7.4
Impact of inventory fair value adjustment (c)	19.0	20.0	1.6	2.6
LIFO income (d)	(14.3)	(9.5)	1.9	6.7
CDSOA recovery (e)	—	(1.4)	—	(1.4)
Other expense, net (f)	2.9	6.7	2.2	6.0

Subtotal (g)				$374.5
Other senior secured facility adjustments:
Business interruption insurance recoveries related to fiscal 2007 (h)	—	8.3	—	8.3
Pro forma adjustments to give full year effect to the acquisition of GA (i)	1.8	8.6	—	6.8

Adjusted EBITDA				$389.6

(a)	Represents the final settlement of our business interruption claim related to the Canal Street facility accident that was allocated to the period from April 1, 2007 through October 27, 2007. For the quarter ended June 30, 2007, the net gain on the Canal Street facility accident consists of $10.0 million of insurance proceeds ($2.5 million of business interruption proceeds and $7.5 million of property proceeds) offset by $1.9 million of incremental expenses and impairments.
(b)	On March 28, 2008, we sold Rexnord SAS and recorded a pretax loss on divestiture of approximately $11.2 million (including transaction costs).
(c)	Represents the incremental unfavorable expenses of selling inventories that had been adjusted to fair value in purchase accounting as a result of the Zurn acquisition.
(d)	Last-in first-out (LIFO) inventory adjustments are excluded in calculating Adjusted EBITDA as defined in our senior secured credit facilities.
(e)	Recovery under Continued Dumping and Subsidy Offset Act (CDSOA)—See note 7 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of this recovery.
(f)	Other expense, net consists of the following (in millions):

	Three Months Ended June 30, 2007	Year Ended March 31, 2008	Three Months Ended June 28, 2008	Twelve Months Ended June 28, 2008
Management fee expense	$0.8	$3.0	$0.8	$3.0
Losses on sales of fixed assets	0.1	0.3	0.3	0.5
Foreign currency transaction losses	2.5	5.1	1.1	3.7
Equity in earnings of unconsolidated subsidiaries	(0.2)	(1.1)	0.2	(0.7)
Miscellaneous income	(0.3)	(0.6)	(0.2)	(0.5)

	$2.9	$6.7	$2.2	$6.0

(g)	Represents Adjusted EBITDA excluding out of period business interruption insurance recoveries and the pro forma effect of the GA acquisition for the period from April 1, 2007 through January 31, 2008.

(h)	Represents the final settlement of our business interruption claim related to the Canal Street facility accident that was allocated to the period from December 6, 2006 through March 31, 2007.
(i)	GA was acquired on January 31, 2008. This adjustment gives full year effect to the GA acquisition by reflecting GA’s pro forma Adjusted EBITDA for the periods from April 1, 2007 to June 30, 2007 and January 31, 2008, respectively. This adjustment has been derived from GA’s books and records and is unaudited and does not correspond to GA’s historical accounting periods.

(8)	Represents total current assets less total current liabilities.

(9)	Total debt represents long-term debt plus the current portion of long-term debt.

(10)	Adjusted to give effect to this offering and the use of the net proceeds as described under “Use of Proceeds” as if they had occurred on June 28, 2008.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or cash flows. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose part or all of your original investment.

Risks Related to Our Business

Our substantial leverage exposes us to interest rate risk and could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

We are a highly leveraged company. As of March 31, 2008 and June 28, 2008 we had $2,536.8 million and $2,550.1 million of outstanding indebtedness, respectively, and our fiscal 2009 debt service payment obligations at March 31, 2008 were $175.2 million (including approximately $125.1 million of debt service on fixed rate obligations). Interest on our PIK Toggle senior indebtedness is currently paid in kind and this interest is not included in the debt service payment obligations. As of June 28, 2008, after giving pro forma effect to this offering and the use of the net proceeds therefrom, we would have had $2,024.1 million of outstanding indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. Furthermore, Apollo has no obligation to provide us with debt or equity financing and we therefore may be unable to generate sufficient cash to service all of our indebtedness. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms would have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including the following:

•	it may limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•

it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under our senior secured credit facilities, the indentures governing our senior notes, senior subordinated notes and our other indebtedness;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness and so will not be available for other purposes;

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we will be more highly leveraged than some of our competitors which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or the economy;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and

•	it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

Furthermore, our interest expense could increase if interest rates increase because a portion of the debt under our senior secured credit facilities is unhedged variable-rate debt. Also, we may still incur significantly more debt, which could intensify the risks described above. See “Description of Certain Indebtedness.”

The markets in which we sell our products are highly competitive.

We operate in highly fragmented markets within the Power Transmission industry. As a result, we compete against numerous companies. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, and some of our competitors have greater financial and other resources than we do. Competition in our business lines is based on a number of considerations including product performance, cost of transportation in the distribution of our Power Transmission products, brand reputation, quality of client service and support, product availability and price. Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose access to certain sections of the markets in which we compete. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our distribution networks. We may also have to adjust the prices of some of our Power Transmission products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make these investments or that we will maintain our competitive position within each of the markets we serve.

Within the Water Management platform, we compete against both large international and national rivals, as well as many regional competitors. Some of our competitors have greater resources than we do. Significant competition in any of the markets in which the Water Management platform operates can result in substantial downward pressure on product pricing and our profit margins, thereby adversely affecting the Water Management financial results. Furthermore, we cannot provide assurance that we will be able to maintain or increase the current market share of our products successfully in the future.

Our business depends upon general economic conditions and other market factors beyond our control, and we serve customers in cyclical industries. As a result, our operating results could be negatively affected during economic downturns.

Our financial performance depends, in large part, on conditions in the markets that we serve in the U.S. and the global economy generally. Some of the industries we serve are highly cyclical, such as the aerospace, energy and industrial equipment industries. We have undertaken cost reduction programs as well as diversified our markets to mitigate the effect of downturns in economic conditions; however, such programs may be unsuccessful in the event such a downturn occurs. Any sustained weakness in demand or downturn or uncertainty in the economy generally would materially reduce our net sales and profitability.

The demand in the water management industry is influenced by new construction activity, both residential and non-residential, and the level of repair and remodeling activity. The level of new construction and repair and remodeling activity is affected by a number of factors beyond our control, including the overall strength of the U.S. economy (including confidence in the U.S. economy by our customers), the strength of the residential and commercial real estate markets, institutional building activity, the age of existing housing stock, unemployment rates and interest rates. Any declines in commercial, institutional or residential construction starts or demand for replacement building and home improvement products may impact us in a material adverse manner and there can be no assurance that any such adverse effects would not continue for a prolonged period of time.

Demand for our Water Management products may depend on availability of financing.

Many customers who purchase our Water Management products depend on third-party financing. In recent months there have been significant disruptions in the availability of financing at reasonable terms. Fluctuations in prevailing interest rates affect the availability and cost of financing to our customers. The lack of availability or increased cost of credit could lead to decreased construction which would result in a reduction in demand for our products and have a material adverse effect on our Water Management business, financial condition, results of operations or cash flows.

The loss of any significant customer could adversely affect our business.

We have certain customers that are significant to our business. During fiscal 2008, our top 20 customers accounted for approximately 35% of our consolidated net sales, and our top customer, Motion Industries, Inc., accounted for 8.1% of our consolidated net sales. Our competitors may adopt more aggressive sales policies and devote greater resources to the development, promotion and sale of their products than we do, which could result in a loss of customers. The loss of one or more of our major customers or deterioration in our relationship with any of them could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Increases in the cost of our raw materials, in particular bar steel, brass, castings, copper, forgings, high-performance engineered plastic, plate steel, resin, sheet steel and zinc, or the loss of a substantial number of our suppliers could adversely affect our financial health.

We depend on third parties for the raw materials used in our manufacturing processes. We generally purchase our raw materials on the open market on a purchase order basis. In the past, these contracts generally have had one-to-five year terms and have contained competitive and benchmarking clauses intended to ensure competitive pricing. While we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and delays in the delivery of our raw materials. Any such price fluctuations or delays, if material, could harm our profitability or operations. In addition, the loss of a substantial number of suppliers could result in material cost increases or reduce our production capacity. We are also significantly affected by the cost of natural gas used for fuel and the cost of electricity. Natural gas and electricity prices have historically been volatile, particularly in California where we have a significant manufacturing presence.

We do not typically enter into hedge transactions to reduce our exposure to price risks and cannot assure you that we would be successful in passing on any attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonable terms, or at all, or if we are unable to maintain or enter into our purchasing contracts for our larger commodities, our business operations could be disrupted and our profitability could be impacted in a material adverse manner.

We rely on independent distributors. Termination of one or more of our relationships with any of those independent distributors or an increase in the distributors’ sales of our competitors’ products could have a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition to our own direct sales force, we depend on the services of independent distributors to sell our Power Transmission products and provide service and aftermarket support to our customers. We rely on an extensive distribution network, with nearly 2,200 distributor locations nationwide; however, for fiscal 2008, approximately 20% of our Power Transmission net sales were generated through sales to three of our key independent distributors, the largest of which accounted for 11.1% of Power Transmission net sales. Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in the overall competitive dynamic in the Power Transmission industry. Industrial distributors play a significant role in determining which of our Power Transmission products are stocked at the branch locations, and hence are most readily accessible to aftermarket buyers, and the price at which these products are sold. Almost all of the distributors with whom we transact business, offer competitors’ products and services to our customers. Within

Water Management, we depend on a network of several hundred independent sales representatives and approximately 70 third-party warehouses to distribute our products; however, for fiscal 2008, our three key independent distributors generated approximately 31% of our Water Management net sales with the largest accounting for 22% of Water Management net sales.

We are in the process of renewing our Power Transmission distributor agreements with our domestic distributors and we currently operate in accordance with the terms of our previous, expired, agreements. We believe these terms to be ‘market standard’ providing that the applicable distributor be (i) authorized to sell certain products into certain geographic areas, (ii) obligated to comply with minimum stocking requirements (15% of annual purchases), and (iii) entitled to certain very limited inventory return rights. None of our distributors have exclusive geographic rights. Our Water Management distributor agreements are on similar ‘market standard’ terms, however, they provide for automatic annual renewal.

The loss of one of our key distributors or of a substantial number of our other distributors or an increase in the distributors’ sales of our competitors’ products to our customers could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could be adversely affected if any of our significant customers default in their obligations to us.

Our contracted backlog is comprised of future orders for our products from a broad number of customers. Defaults by any of the customers that have placed significant orders with us could have a significant adverse effect on our net sales, profitability and cash flow. Our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons deriving from the current general economic environment. If a customer defaults on its obligations to us, it could have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers’ needs in the industries we serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, price competitiveness, technical and manufacturing expertise, development and product design capability, new product innovation, reliability and timeliness of delivery, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers’ changing specifications with respect to these criteria. We cannot assure you that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot assure you that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

If we lose certain of our key sales, marketing or engineering personnel, our business may be adversely affected.

Our success depends on our ability to recruit, retain and motivate highly-skilled sales, marketing and engineering personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could materially suffer. In addition, we cannot assure you that these individuals will continue their employment with us. If any of these key personnel were to leave our company, it could be difficult to replace them, and our business could be materially harmed.

We may incur significant costs for environmental compliance and/or to address liabilities under environmental laws and regulations.

Our operations and facilities are subject to extensive laws and regulations related to pollution and the protection of the environment, health and safety, including those governing, among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of hazardous wastes and other materials, and the remediation of contaminated sites. A failure by us to comply with applicable requirements or the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental, health and safety laws and regulations, or the interpretation or enforcement thereof become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

Some environmental laws and regulations, including the federal Superfund law, impose requirements to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties, or PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several, resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and/or cleanup of known or potential contamination at several of our current and former facilities and have been named as a PRP at several third party Superfund sites. The discovery of additional contamination, the imposition of more stringent cleanup requirements, disputes with our insurers or the insolvency of other responsible parties could require significant expenditures by us in excess of our current reserves. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not currently applicable to our operating facilities. We may also face liability for alleged personal injury or property damage due to exposure to hazardous substances used or disposed of by us, that may be contained within our current or former products, or that are present in the soil or groundwater at our current or former facilities. Significant costs could be incurred in connection with such liabilities.

We believe that, subject to various terms and conditions, we have certain indemnification protection from Invensys plc (“Invensys”) with respect to certain environmental liabilities that may have occurred prior to the acquisition by Carlyle (the “Carlyle acquisition”) of the capital stock of 16 entities comprising the Rexnord group of Ivensys, including certain liabilities associated with our Downers Grove, Illinois facility and with personal injury claims for alleged exposure to hazardous materials. We also believe that, subject to various terms and conditions, we have certain indemnification protection from Hamilton Sundstrand Corporation, or Hamilton Sundstrand, with respect to certain environmental liabilities that may have arisen from events occurring at Falk facilities prior to the Falk acquisition, including certain liabilities associated with personal injury claims for alleged exposure to hazardous materials. If Invensys or Hamilton Sundstrand becomes unable to, or otherwise does not, comply with its indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to such indemnities or historic insurance coverage, we could incur significant unanticipated costs. As a result, it is possible that we will not be able to recover pursuant to these indemnities a substantial portion, if any, of the costs that we may incur.

Certain subsidiaries are subject to numerous asbestos claims.

Certain subsidiaries are co-defendants in various lawsuits filed in a number of jurisdictions throughout the United States alleging personal injury as a result of exposure to asbestos that was used in certain components of our products. The uncertainties of litigation and the uncertainties related to the collection of insurance and indemnification coverage make it difficult to accurately predict the ultimate financial effect of these claims. In the event our insurance or indemnification coverage becomes insufficient to cover our potential financial exposure, or the actual number or value of asbestos-related claims differs materially from our existing estimates, we could incur material costs that could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “Business—Legal Proceedings.”

Certain Water Management subsidiaries are subject to a number of class action claims.

Certain Water Management subsidiaries are defendants in a number of putative class action lawsuits pending in various U.S. federal courts. The plaintiffs in these suits seek to represent a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages) in unspecified amounts. We are being provided a defense by insurers. While we intend to vigorously defend ourselves in these actions, the uncertainties of litigation and the uncertainties related to insurance coverage and collection as well as the actual number or value of claims make it difficult to accurately predict the financial effect these claims may ultimately have on us. We may not be successful in defending such claims, and the resulting liability could be substantial and may not be fully covered by insurance. As a result of the preceding, there can be no assurance as to the long term effect this litigation will have on our business, financial condition, results of operations or cash flows. See “Business—Legal Proceedings.”

Weather could adversely affect the demand for products in our Water Management platform and decrease its net sales.

Demand for our Water Management products is primarily driven by commercial, institutional and residential construction activity. Weather is an important variable affecting financial performance as it significantly impacts construction activity. Spring and summer months in the United States and Europe represent the main construction seasons. Adverse weather conditions, such as prolonged periods of cold or rain, blizzards, hurricanes and other severe weather patterns, could delay or halt construction and remodeling activity. For example, an unusually severe winter can lead to reduced construction activity and magnify the seasonal decline in our Water Management net sales and earnings during the winter months. In addition, a prolonged winter season can delay construction and remodeling plans and hamper the typical seasonal increase in net sales and earnings during the spring months.

Our international operations are subject to uncertainties, which could adversely affect our operating results.

Our business is subject to certain risks associated with doing business internationally. For fiscal 2008, our net sales outside the United States represented approximately 30.0% of our total net sales. Accordingly, our future results could be harmed by a variety of factors, including:

•	fluctuations in currency exchange rates, particularly fluctuations in the Euro against the U.S. dollar;

•	exchange controls;

•	compliance with export controls;

•	tariffs or other trade protection measures and import or export licensing requirements;

•	changes in tax laws;

•	interest rates;

•	changes in regulatory requirements;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	exposure to liabilities under the Foreign Corrupt Practices Act.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could have a material adverse effect on our international operations and, consequently, our business, financial condition, results of operations or cash flows.

We may be unable to make necessary capital expenditures.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our products’ processes. As we grow our businesses, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under our senior secured credit facilities. However, our senior secured credit facilities, the indentures governing our senior notes and the indenture governing our senior subordinated notes contain limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected which, in turn, could materially reduce our net sales and profitability.

Our debt agreements impose significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our senior secured credit facilities and the indentures governing our senior notes and senior subordinated notes contain various covenants that limit or prohibit our ability, among other things, to:

•	incur or guarantee additional indebtedness or issue certain preferred shares;

•	pay dividends on our capital stock or redeem, repurchase, retire or make distributions in respect of our capital stock or subordinated indebtedness or make other restricted payments;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of our subsidiaries;

•	enter into sale and leaseback transactions;

•	create or incur liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

The indentures governing our senior notes and senior subordinated notes contain covenants that restrict our ability to take certain actions, such as incurring additional debt, if we are unable to meet defined specified financial ratios. As of March 31, 2008, our senior secured bank leverage ratio was 1.67x. As of March 31, 2008, we had $119.0 million of additional borrowing capacity under the senior secured credit facilities. Failure to comply with the leverage covenant of the senior secured credit facilities can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. The interest rate in respect of borrowings under the senior secured credit facilities is determined in reference to the senior secured bank leverage ratio. A breach of any of these covenants could result in a default under our debt agreements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance.”

The restrictions contained in the agreements that govern the terms of our debt could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans;

•

adversely affect our ability to finance our operations, to enter into strategic acquisitions, to fund investments or other capital needs or to engage in other business activities that would be in our interest; and

•	limit our access to the cash generated by our subsidiaries.

Upon the occurrence of an event of default under the senior secured credit facilities, the lenders could elect to declare all amounts outstanding under the senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure the senior secured credit facilities on a first-priority lien basis. If the lenders under the senior secured credit facilities accelerate the repayment of borrowings, such acceleration could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, we may not have sufficient assets to repay our senior notes and senior subordinated notes upon acceleration. For a more detailed description on the limitations on our ability to incur additional indebtedness, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness.”

Despite our substantial indebtedness, we may still be able to incur significantly more indebtedness which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The terms of the indentures governing our senior notes and senior subordinated notes and the senior secured credit facilities contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future. As of June 28, 2008, we had approximately $120.8 million available for additional borrowing under the senior secured credit facilities, including a subfacility for letters of credit, and the covenants under our debt agreements would allow us to borrow a significant amount of additional indebtedness. Additional leverage could have a material adverse effect on our business, financial condition, results of operations or cash flows and could increase the risks described in “—Our substantial leverage exposes us to interest rate risk and could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness,” “—Our debt agreements impose significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows” and “—Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.”

Because a substantial portion of our indebtedness bears interest at rates that fluctuate with changes in certain prevailing short-term interest rates, we are vulnerable to interest rate increases.

A substantial portion of our indebtedness, including the senior secured credit facilities, bears interest at rates that fluctuate with changes in certain short-term prevailing interest rates. As of June 28, 2008, we had $767.5 million of floating rate debt under the senior secured credit facilities. We also had an additional $120.8 million available for borrowing under the senior secured credit facilities as of June 28, 2008. Of the $767.5 million of floating rate debt, $262.0 million of our term loans are subject to an interest rate collar and $68.0 million of our term loans are subject to an interest rate swap, in each case maturing in October 2009. Assuming a consistent level of debt, a 100 basis point change in the interest rate on the remaining unhedged portion of floating rate debt of $437.5 million effective from the beginning of the year would increase or decrease our fiscal 2008 interest expense under senior secured credit facilities by approximately $7.0 million on an annual basis. If interest rates increase dramatically, we could be unable to service our debt which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We rely on intellectual property that may be misappropriated or otherwise successfully challenged.

We attempt to protect our intellectual property through a combination of patent, trademark, copyright and trade secret protection, as well as third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved and maintained or that our competitors will not infringe or successfully challenge our intellectual property rights. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected which could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, in the ordinary course of our operations, from time to time we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including some of our more profitable products, such as flattop chain. An adverse ruling in any such litigation could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could face potential product liability claims relating to products we manufacture or distribute.

We may be subject to additional product liability claims in the event that the use of our products, or the exposure to our products or their raw materials is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage but we cannot assure you that we will be able to obtain such insurance on commercially reasonable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, our business depends on the strong brand reputation we have developed. In the event that this reputation is damaged as a result of a product liability claim, we may face difficulty in maintaining our pricing positions and market share with respect to some of our products which could have a material adverse effect on our business, financial condition, results of operations or cash flows. See “Business—Legal Proceedings.”

We, our customers and our shippers have unionized employees that may stage work stoppages which could seriously impact the profitability of our business.

As of June 28, 2008, we had approximately 7,400 employees, of whom approximately 5,300 were employed in the United States. Approximately 700 of our U.S. employees are represented by labor unions. The seven U.S. collective bargaining agreements to which we are a party will expire in February 2009, August 2009 (two bargaining agreements expire in August 2009), August 2010, September 2010, October 2010 and April 2012, respectively. Additionally, approximately 1,200 of our employees reside in Europe, where trade union membership is common. Although we believe that our relations with our employees are currently satisfactory, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. Such negative effects could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, if a greater percentage of our workforce becomes unionized, our business, financial condition, results of operations or cash flows could be affected in a material adverse manner. Many of our direct and indirect customers and their suppliers have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are used. In addition, organizations responsible for shipping our products may be impacted by occasional strikes staged by the International Brotherhood of Teamsters or the Teamsters Union. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We could incur substantial business interruptions as the result of an expansion of our PeopleSoft platform.

We expect to continue an expansion of our PeopleSoft platform during fiscal 2009 and 2010, utilizing a phased approach. This system expansion will affect certain domestic Power Transmission business units, replacing existing order entry, shipping and billing systems. If this expansion is unsuccessful, we could incur substantial business interruptions, including the inability to perform routine business transactions which could have a material adverse effect on our financial performance.

We may be unable to successfully realize all of the intended benefits from our past acquisitions, and we may be unable to identify or realize the intended benefits of other potential acquisition candidates.

We may be unable to realize all of the intended benefits of our recent acquisitions. As part of our business strategy, we will also evaluate other potential acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We cannot assure you that suitable acquisition candidates will be identified and acquired in the future, that the financing of any such acquisition will be available on satisfactory terms, that we will be able to complete any such acquisition or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our acquisition strategies will be successfully received by customers or achieve their intended benefits. Often acquisitions are undertaken to improve the operating results of either or both of the acquirer and the acquired company and we cannot assure you that we will be successful in this regard. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our future required cash contributions to our pension plans may increase.

Recent legislative changes have reformed funding requirements for underfunded pension plans. The revised statutes, among other things, increase the percentage funding target from 90% to 100% and require the use of a more current mortality table in the calculation of minimum yearly funding requirements. Our future required cash contributions to our U.S. defined benefit pension plans may increase based on the funding reform provisions that were enacted into law. In addition, if the returns on the assets of any of our pension plans were to decline in future periods, if the Pension Benefit Guaranty Corporation, or PBGC, requires additional contributions to any such plans as a result of our recent acquisitions or if other actuarial assumptions are modified, our future required cash contributions could increase. Any such increases could have a material and adverse effect on our business, financial condition, results of operations or cash flows.

The need to make these cash contributions may reduce the cash available to meet our other obligations, including our debt obligations with respect to our senior secured credit facilities, our senior notes and our senior subordinated notes, or to meet the needs of our business. In addition, the PBGC may terminate our defined benefit pension plans under limited circumstances, including in the event the PBGC concludes that its risk may increase unreasonably if such plans continue. In the event a plan is terminated for any reason while it is underfunded, we could be required to make an immediate payment to the PBGC of all or a substantial portion of such plan’s underfunding, as calculated by the PBGC based on its own assumptions (which might result in a larger pension obligation than that based on the assumptions we have used to fund such plan), and the PBGC could place a lien on material amounts of our assets.

Our historical financial information is not comparable to our current financial condition and results of operations because of our use of purchase accounting in connection with the Merger and the GA, Zurn and Falk acquisitions and due to the different basis of accounting used by the Company prior to the Merger.

It may be difficult for you to compare both our historical and future results. These acquisitions were accounted for utilizing the purchase method of accounting, which resulted in a new valuation for the assets and liabilities to their fair values. This new basis of accounting began on the date of the consummation of each transaction. Also, until our purchase price allocations are finalized for an acquisition (generally less than one year after the acquisition date), our allocation of the excess purchase price over the book value of the net assets acquired is considered preliminary and subject to future adjustment.

The calculation of Adjusted EBITDA pursuant to our senior secured credit facilities represents our actual historical covenant compliance calculations and permits certain estimates and assumptions that may differ materially from actual results.

Although Adjusted EBITDA is derived from our financial statements (pro forma or historical, as the case may be), the calculation of “EBITDA” pursuant to our senior secured credit facilities, which we have presented in this prospectus as Adjusted EBITDA, permits certain estimates and assumptions that may differ materially from actual results. For example, the determination of the adjustment attributable to inventory under absorption permits an estimate as to the decline in our inventory levels over historical amounts. In addition, the determination of fixed costs attributable to inventory and other similar costs permits certain assumptions. Although our management believes these estimates and assumptions are reasonable, investors should not place undue reliance upon the calculation of Adjusted EBITDA given how it is calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results. In addition, our senior secured credit facilities permit us to adjust Adjusted EBITDA for items that would not meet the standards for inclusion in pro forma financial statements under Regulation S-X and other Securities and Exchange Commission (“SEC”) rules. Some of these adjustments may be too speculative to merit adjustment under Regulation S-X; however, our senior secured credit facilities would permit such adjustments for purposes of determining Adjusted EBITDA under the indentures and our senior secured credit facilities. As a result of these adjustments, we may be able to incur more debt or pay dividends or make other restricted payments in greater amounts that would otherwise be permitted without such adjustments.

Adjusted EBITDA is not a presentation made in accordance with GAAP, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures.

Risks Related to This Offering

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could have a material adverse effect on the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Our amended and restated certificate of incorporation will authorize us to issue             shares of common stock, of which             shares will be outstanding upon consummation of this offering. This number includes             shares that we are selling in this offering, which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, which we refer to throughout this prospectus as the Securities Act. The remaining             shares of our common stock outstanding, including the shares of common stock owned by Apollo and certain members of our management, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters, but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, Apollo will have the ability to cause us to register the resale of their shares, and our management members who hold shares will have the ability to include their shares in the registration. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Upon consummation of this offering, options to purchase             shares of our common stock will be outstanding under the 2006 Stock Option Plan of Rexnord Holdings (the “Option Plan”). In addition, immediately following this offering, we intend to file a registration statement registering shares of our common stock reserved for issuance under our Option Plan under the Securities Act.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our common stock.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in the company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us or members of our management team; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with the Company, and these fluctuations could materially reduce our share price.

Apollo controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, our equity sponsor, Apollo, will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their over-allotment option. If the underwriters exercise in full their over-allotment option, Apollo will beneficially own approximately     % of our common stock. As a result, Apollo has the power to elect all of our directors. Therefore, Apollo will have the ability to prevent any transaction that requires the approval of our board of directors or our stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. The directors elected by Apollo have the ability to control decisions affecting our corporate structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, in March 2007, we entered into a credit agreement that provided $449.8 million in cash, which was used primarily to pay a special dividend to our shareholders as well as holders of fully vested rollover options. Furthermore, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of the Company or impede a merger, takeover or other business combination which you as a stockholder may otherwise view favorably. Additionally, Apollo is in the business of making or advising on investments in companies it holds, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with Apollo could cause our stock price to decline. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders. So long as Apollo continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

We will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, Apollo will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that we have a majority of independent directors on our board of directors;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. The initial offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $             per share in net tangible book value of the common stock. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

Because we do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

We have no present plans to pay cash dividends to our stockholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by us is within the discretion of our board of directors and will be dependent on our earnings, financial condition and capital requirements, as well as any other factors deemed relevant by our board of directors. In addition, our senior secured credit facilities contain covenants limiting the payment of cash dividends without the consent of the lenders and the indentures governing our senior and senior subordinated notes contain covenants limiting the payment of cash dividends without the consent of the holders of the senior and senior subordinated notes.

Although RBS Global and Rexnord LLC, our wholly-owned subsidiaries, already file periodic reports with the Securities and Exchange Commission, becoming a public company will increase our expenses and administrative burden, in particular we will incur expenses to bring our company into compliance with certain provisions of the Sarbanes Oxley Act of 2002 to which we are not currently subject.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the New York Stock Exchange, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

USE OF PROCEEDS

Assuming an initial public offering price of $             per share, we estimate that we will receive net proceeds from this offering of approximately $ million, after deducting underwriting discounts and commissions and other estimated expenses of $             million payable by us. This estimate assumes an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use a portion of the net proceeds to: first, repay all $             million of the outstanding PIK toggle senior indebtedness due 2013 of Rexnord Holdings as of the date of this prospectus plus early redemption premiums of $             million and accrued interest; second, to pay a $20.0 million fee to Apollo in connection with the termination of the fee arrangement under the management consulting agreement, see “Related Party Transactions—Management Service Fees”; and third, to use the remaining balance of the net proceeds for general corporate purposes. Borrowings under the PIK toggle senior secured indebtedness mature on March 1, 2013 and bear interest at a floating rate equal to an applicable margin plus a rate determined by reference to the interest rate payable in the London interbank market for dollar deposits, adjusted for certain additional costs. The interest rate on such borrowings was 10.06% at March 31, 2008. After giving pro forma effect to the offering and our intended use of the net proceeds to repay this indebtedness and pay Apollo its termination fee, we would have had $207.7 million of cash and cash equivalents available for general corporate purposes as of June 28, 2008.

Our affiliates, including Apollo, that are holders of the PIK toggle senior indebtedness due 2013 of Rexnord Holdings will receive net proceeds from this offering in connection with the repayment of such indebtedness. See “Related Party Transactions—Debt Repayment.” As of the date of this prospectus our affiliates, including Apollo, held $43.2 million of the PIK toggle senior indebtedness due 2013, all of which would be repaid with the net proceeds of this offering. In addition, pursuant to the terms of the indebtedness being repaid, our affiliates that hold such indebtedness would be entitled to receive accrued interest and prepayment premiums in respect of such indebtedness. As such, assuming that our affiliates, including Apollo, neither increase nor decrease their holdings of the indebtedness to be repaid, we estimate that they would receive $             million in the aggregate upon completion of this offering and repayment of such indebtedness.

DIVIDEND POLICY

We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future, and our senior secured credit facilities and the indentures governing the senior and senior subordinated notes limit our ability to pay dividends or other distributions on our common stock. See “Description of Indebtedness.” The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table sets forth our capitalization as of June 28, 2008:

•	on an actual basis; and

•

on a pro forma, as adjusted, basis giving effect to our sale of             shares of common stock in this offering at an assumed offering price of $            , which is the midpoint of the range listed on the cover page of this prospectus, and our expected use of the net proceeds of this offering.

You should read this table in conjunction with our condensed consolidated financial statements and related notes for the quarter ended June 28, 2008 and our consolidated financial statements and the related notes for the fiscal year ended March 31, 2008, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of June 28, 2008 (9)
	Historical	Pro Forma, As Adjusted (8)
	(in millions)
Debt
Term loans	$767.5	$767.5
Revolving credit facility (1)	—	—
Accounts receivable securitization program (2)	—	—
PIK toggle senior indebtedness due 2013 (3)	526.0	—
9.50% senior notes due 2014 (4)	803.0	803.0
8.875% senior notes due 2016	150.0	150.0
11.75% senior subordinated notes due 2016	300.0	300.0
10.125% senior subordinated notes due 2012	0.3	0.3
Other (5)	3.3	3.3

Total debt, including current portion	2,550.1	2,024.1
Stockholders’ equity:
Common stock, $0.01 par value; shares authorized; shares and shares issued (6)	0.2
Additional paid in capital	275.3
Retained earnings (deficit) (7)	1.6
Accumulated other comprehensive income	4.4
Treasury stock at cost ( shares)	(0.7)

Total stockholders’ equity	280.8

Total capitalization	$2,830.9

(1)	There were no borrowings outstanding under this $150 million facility at June 28, 2008; however, $29.2 million of the total capacity of the facility was considered used to support outstanding letters of credit.

(2)	There were no borrowings outstanding under this $100 million program at June 28, 2008. Borrowings are collateralized by receivables purchased by Rexnord Funding LLC.

(3)	Includes unamortized original issue discount of $7.1 million at June 28, 2008.

(4)	Includes unamortized bond issue premium of $8.0 million at June 28, 2008.

(5)	Primarily consists of debt of various foreign subsidiaries.

(6)	We expect to complete a for one stock split of our common stock prior to the completion of this offering. All share amounts have been retroactively adjusted to give effect of this stock split.

(7)

Pro forma, as adjusted retained earnings gives effect to this offering and the use of proceeds assuming the purchase of the June 28, 2008 principal amount of the PIK toggle senior indebtedness due 2013 of Rexnord

Holdings, Inc. and the payment of the lump sum management fee to Apollo out of the net proceeds from this offering as if they occurred on June 28, 2008. Included in the adjustments are the Apollo management fee of $20.0 million, the write-off of unamortized original issue discount of $7.1 million, the write-off of unamortized deferred financing costs of $6.3 million, premiums on the early retirement of debt of $5.3 million and the reversal of accrued management fees of $1.5 million, all net of tax assuming a 35% effective tax rate.

(8)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) each of cash, additional paid-in capital and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(9)	As of June 28, 2008 we had cash and cash equivalents of $165.5 million on a historical basis and $207.7 million after giving pro forma effect to the offering, which assumes the repayment of the then outstanding PIK toggle senior indebtedness principal balance of $533.1 million plus early repayment premiums of $5.3 million and accrued interest of approximately $3.6 million as well as payment of the $20.0 million Apollo management fee.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of             , 2008 was $             million, or $             per share. After giving effect to the receipt and our intended use of approximately $             million of estimated net proceeds from our sale of             shares of common stock in this offering at an assumed offering price of $             per share, which represents the midpoint of the range set forth on the front cover of this prospectus, our adjusted net tangible book value as of             , 2008 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value before the offering
Increase per share attributable to investors in the offering

Pro forma net tangible book value after the offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value by $            , the as adjusted net tangible book value per share after this offering by $             per share and the dilution per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table summarizes on an as adjusted basis as of             , 2008, giving effect to:

•	the total number of shares of common stock purchased from us;

•

the total consideration paid to us, assuming an initial public offering price of $             per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%			$100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by

existing stockholders, total consideration paid by new investors and the average price per share by $            , $             and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

The tables and calculations above assume no exercise of stock options outstanding as of                     , 2008 to purchase             shares of common stock at a weighted average exercise price of $             per share. If these options were exercised at the weighted average exercise price, the additional dilution per share to new investors would be $            .

The tables and calculations above also assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, then new investors would purchase              shares, or approximately     % of shares outstanding, the total consideration paid by new investors would increase to $            , or     % of the total consideration paid (based on the midpoint of the range set forth on the cover page of this prospectus), and the additional dilution per share to new investors would be $            .

SELECTED FINANCIAL INFORMATION

The selected financial information as of March 31, 2007 and 2008 and for our fiscal years ended March 31, 2006, 2007 and 2008 have been derived from our consolidated financial statements and related notes thereto, which have been audited by Ernst & Young LLP, an independent registered public accounting firm and are included elsewhere in this prospectus. The selected financial information as of and for the three months ended June 30, 2007 and June 28, 2008 have been derived from our unaudited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Results for the three months ended June 30, 2007 and June 28, 2008 are not necessarily indicative of the results that may be expected for the entire year. The financial information for the years ended March 31, 2004 and 2005 have also been derived from financial statements audited by Ernst & Young LLP. The period from April 1, 2006 to July 21, 2006 includes the accounts of RBS Global prior to the Merger. The period from July 22, 2006 to March 31, 2007 includes the accounts of RBS Global after the Merger. These two periods account for our fiscal year ended March 31, 2007. We refer to the financial statements prior to the Merger as “Predecessor.” The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor (1)				Successor
	Year Ended March 31, 2004	Year Ended March 31, 2005	Year Ended March 31, 2006 (2)	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007 (3)	Year Ended March 31, 2008 (4)	Three Months Ended June 30, 2007		Three Months Ended June 28, 2008
	(in millions, except per share amounts)
Statement of Operations:
Net sales	$712.8	$811.0	$1,081.4	$334.2	$921.5	$1,853.5		$448.2		$496.1
Cost of sales (5)	485.4	555.8	742.3	237.7	628.2	1,250.4		306.2		334.2

Gross profit	227.4	255.2	339.1	96.5	293.3	603.1		142.0		161.9
Selling, general and administrative expenses	148.1	153.6	187.8	63.1	159.3	312.2		78.1		86.1
Restructuring and other similar costs	2.6	7.3	31.1	—	—	—		—		—
Curtailment gain	(6.6)	—	—	—	—	—		—		—
Loss on divestiture	—	—	—	—	—	11.2		—		—
(Gain) on Canal Street facility accident, net	—	—	—	—	(6.0)	(29.2)		(8.1)		—
Transaction-related costs	—	—	—	62.7	—	—		—		—
Amortization of intangible assets	13.9	13.8	15.7	5.0	26.9	49.9		12.9		12.5

Income (loss) from operations	69.4	80.5	104.5	(34.3)	113.1	259.0		59.1		63.3
Non-operating income (expense):
Interest expense, net	(45.4)	(44.0)	(61.5)	(21.0)	(109.8)	(254.3)		(64.1)		(58.2)
Other income (expense), net	(1.1)	(0.7)	(3.8)	(0.4)	5.7	(5.3)		(2.9)		(2.2)

Income (loss) before income taxes	22.9	35.8	39.2	(55.7)	9.0	(0.6)		(7.9)		2.9
Provision (benefit) for income taxes	8.7	14.2	16.3	(16.1)	9.2	(0.9)		(0.5)		2.7

Net income (loss)	$14.2	$21.6	$22.9	$(39.6)	$(0.2)	$0.3		$(7.4)		$0.2

Net income (loss) per share:
Basic							$		$
Diluted

Weighted-average number of shares outstanding:
Basic
Effect of dilutive stock options
Diluted
Other Data:
Net cash provided by (used for):
Operating activities	45.0	67.4	91.9	(4.4)	63.4	232.7		33.1		19.0
Investing activities	(30.7)	(19.3)	(336.1)	(15.7)	(1,925.5)	(121.6)		(8.3)		(10.1)
Financing activities	(31.2)	(42.0)	240.6	8.2	1,909.0	(15.6)		(12.4)		(0.1)
Depreciation and amortization of intangible assets	45.4	45.4	58.7	19.0	63.0	104.1		27.0		27.1
Capital expenditures	22.1	25.7	37.1	11.7	28.0	54.9		8.3		11.0

	Predecessor (1)			Successor
	March 31,					June 30, 2007	June 28, 2008
	2004	2005	2006 (2)	2007 (3)	2008 (4)
	(in millions)
Balance Sheet Data:
Cash	$21.8	$26.3	$22.5	$58.2	$156.3	$70.5	$165.5
Working capital (6)	117.6	118.9	159.2	368.5	447.1	378.4	476.3
Total assets	1,299.1	1,277.4	1,608.1	3,783.4	3,826.3	3,778.7	3,839.0
Total debt (7)	550.8	506.7	753.7	2,496.9	2,536.8	2,491.3	2,550.1
Stockholders’ equity	399.1	424.7	441.1	256.3	273.1	262.3	280.8

(1)	Consolidated financial data for all periods subsequent to July 21, 2006 (the Merger Date) reflects the fair value of assets acquired and liabilities assumed as a result of that transaction. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the Merger Date.

(2)	Consolidated financial data as of and for our fiscal year ended March 31, 2006 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Falk acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Falk acquisition.

(3)	Consolidated financial data as of March 31, 2007 and for the period from July 22, 2006 through March 31, 2007 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Zurn acquisition on February 7, 2007. As a result, the comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of both the Merger and the Zurn acquisition.

(4)	Consolidated financial data as of and for our fiscal year ended March 31, 2008 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the GA acquisition on January 31, 2008. As a result, the comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the GA acquisition.

(5)	Due to rising raw material costs and changes to manufacturing processes in fiscal 2005, the Company re-evaluated its process for capitalizing overhead costs into inventory. As a result, the Company revised certain estimates related to the capitalization of overhead variances which reduced cost of sales by $7.0 million in fiscal 2005.

(6)	Represents total current assets less total current liabilities.

(7)	Total debt represents long-term debt plus the current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of results of operations and financial condition covers periods prior to the consummation of the Merger and the GA and Zurn acquisitions. Our financial performance includes: (i) GA from February 1, 2008 through June 28, 2008; (ii) Zurn from February 8, 2007 through June 28, 2008 and (iii) the impact of the Merger from July 22, 2006 through June 28, 2008. Accordingly, the discussion and analysis of historical periods does not fully reflect the significant impact that the Merger and the GA and Zurn transactions had, and will have on us, including significantly increased liquidity requirements. You should read the following discussion of our results of operations and financial condition with the “Selected Historical Financial Data” and all of our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” found elsewhere in this prospectus.

The information contained in this section is provided as a supplement to the audited consolidated financial statements and the related notes included elsewhere in this prospectus to help provide an understanding of our financial condition, changes in our financial condition and results of our operations. This section is organized as follows:

Company Overview. This section provides a general description of our business as well as recent developments that we believe are necessary to understand our financial condition and results of our operations and to anticipate future trends in our business.

Critical Accounting Estimates. This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Results of Operations. This section provides an analysis of our results of operations for our quarter ended June 28, 2008 and our fiscal years ended March 31, 2006, 2007 and 2008, in each case as compared to the prior period’s performance.

Liquidity and Capital Resources. This section provides an analysis of our cash flows for our quarter ended June 28, 2008 and our fiscal years ended March 31, 2006, 2007 and 2008, as well as a discussion of our indebtedness and its potential effects on our liquidity.

Tabular Disclosure of Contractual Obligations. This section provides a discussion of our commitments as of March 31, 2008.

Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

Recent Accounting Pronouncements. This section describes new accounting requirements that we have not yet adopted but that could potentially impact our results of operations and financial position.

Overview

General

We believe we are a leading diversified, multi-platform industrial company strategically well positioned within the markets and industries we serve. Currently, our business is comprised of two strategic platforms: (i) Power Transmission, which produces gears, couplings, industrial bearings, aerospace bearings and seals, flattop, special components and industrial chain and conveying equipment, and (ii) Water Management, which produces professional grade specification plumbing, water treatment and waste water control products. Our strategy is to build the Company around multi-billion dollar, global strategic platforms that participate in end markets with above average growth characteristics where we are, or have the opportunity to become, the industry leader. We have successfully completed and integrated several acquisitions and expect to continue to pursue strategic acquisitions within our existing platforms that will expand our geographic presence, broaden our product lines and allow us to move into adjacent markets. Over time, we anticipate adding additional strategic platforms to our company. We believe that we have the broadest portfolio of highly engineered, mission and project-critical Power Transmission products in the industrial and aerospace end markets, including gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain. Our Power Transmission products are used in the plants and equipment of companies in diverse end market industries, including aerospace, cement and aggregates, construction, energy, food and beverages and forest and wood products. Our Power Transmission products are either incorporated into products sold by OEMs or sold to end users through industrial distributors as aftermarket products. We have a significant installed base of Power Transmission products comprised primarily of components that are consumed or worn out in use and that have a predictable replacement cycle. Our Water Management platform is a leader in the multi-billion dollar, specification-driven, non-residential construction market for water management products, and, with the recent acquisition of GA, we have gained entry into the municipal water and wastewater treatment markets. Although our results of operations are dependent on general economic conditions, we believe our significant installed base generates aftermarket sales that may partially mitigate the impact of economic downturns on our results of operations. Due to the similarity of our products across our portfolio of products, historically we have not experienced significant changes in gross margins due to changes in sales product mix or sales channel mix.

The Sale of Rexnord SAS

In March 28, 2008, we sold a French subsidiary, Rexnord SAS, to members of that company’s local management team for €1 (one Euro), subject to a customary post-close working capital adjustment. We made the decision to sell Rexnord SAS to the local management team for one Euro as the business would have required a substantial investment (both financial and by Company management) to increase the overall market share position of certain products sold by the business to levels consistent with our long-term strategic plan. Rexnord SAS was a wholly owned subsidiary located in Raon, France with approximately 140 employees. This entity occupied a 217,000 square foot manufacturing facility that supported portions of our European Power Transmission business. In connection with the sale, we recorded a pretax loss on divestiture of approximately $11.2 million (including transaction costs), which was recognized in our fourth quarter of our fiscal year ended March 31, 2008. Also as part of the transaction, we signed a supplemental commercial agreement defining the prospective commercial relationship between us and the divested entity (“PTP Industry”). Through this agreement, we maintain direct access to key regional distributors and in return have agreed to purchase from PTP Industry certain locally manufactured coupling product lines and components to serve our local customer base. The divestiture is not expected to have a material impact on our overall capabilities or the results of our operations.

The GA Acquisition

On January 31, 2008, we utilized existing cash balances to purchase GA Industries, Inc., or GA, for $73.7 million, net of $3.2 million of cash acquired. This acquisition expanded our Water Management platform into the water and wastewater markets, specifically in municipal, hydropower and industrial environments. GA Industries, Inc. is comprised of GA Industries and Rodney Hunt Company, Inc. GA Industries is a manufacturer of automatic control valves, check valves and air valves. Rodney Hunt Company, Inc., its wholly owned subsidiary at the time of closing, is a leader in the design and manufacture of butterfly valves, sluice/slide gates and other specialized products for municipal, industrial, and hydropower applications. Our results and financial statements for our fiscal year ended March 31, 2008, include GA for the period from February 1, 2008 through March 31, 2008.

The Zurn Acquisition

On February 7, 2007, we acquired Zurn from an affiliate of Apollo for a cash purchase price of $942.5 million, including transaction costs. The purchase price was financed through an equity investment by Apollo and its affiliates of approximately $282.0 million and debt financing of approximately $669.3 million, consisting of (i) $319.3 million of 9.50% senior notes due 2014 (including a bond issue premium of $9.3 million),

(ii) $150.0 million of 8.875% senior notes due 2016 and (iii) $200.0 million of borrowings under existing senior secured credit facilities. This acquisition created a new strategic water management platform. Zurn is a leader in the multi-billion dollar non-residential construction and replacement market for plumbing fixtures and fittings. It designs and manufactures plumbing products used in commercial and industrial construction, renovation and facilities maintenance markets in North America and holds a leading market position across most of its businesses. Our results and financial statements for our fiscal year ended March 31, 2007 include Zurn for the period from February 8, 2007 through March 31, 2007.

The Merger and Related Financing

On July 21, 2006, certain affiliates of Apollo and management purchased RBS Global, Inc. from The Carlyle Group for approximately $1.825 billion, excluding transaction fees, through the Merger. The Merger was financed with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, (iii) $645.7 million of borrowings under new senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility) and (iv) $475.0 million of equity contributions (consisting of a $438.0 million cash contribution from Apollo and $37.0 million of rollover stock and stock options held by management participants). The proceeds from the Apollo cash contribution and the new financing arrangements, net of related debt issuance costs, were used to (i) purchase RBS Global from its then existing shareholders for $1,018.4 million, including transaction costs; (ii) repay all outstanding borrowings under RBS Global’s previously existing credit agreement as of the Merger Date, including accrued interest; (iii) repurchase substantially all of our $225.0 million of 10.125% senior subordinated notes outstanding as of the Merger Date pursuant to a tender offer, including accrued interest and tender premium; and (iv) pay certain seller-related transaction costs.

The Falk Acquisition

On May 16, 2005, we acquired The Falk Corporation, or Falk, from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. The acquisition of Falk was funded by a $312.0 million term loan and was accounted for using the purchase method of accounting. During fiscal 2006, the allocation of the Falk purchase price to identifiable assets acquired and liabilities assumed resulted in the recording of $95.3 million of goodwill.

Canal Street Facility Accident and Recovery

On December 6, 2006, we experienced an explosion at our primary gear manufacturing facility (“Canal Street”), in which three employees lost their lives and approximately 45 employees were injured. Canal Street is comprised of over 1.1 million square feet among several buildings and employed approximately 750 associates prior to the accident. The accident resulted from a leak in an underground pipe related to a backup propane gas system that was being tested. The explosion destroyed approximately 80,000 square feet of warehouse, storage and non-production buildings and damaged portions of other production areas. The Canal Street facility manufactures portions of our gear product line and, to a lesser extent, our coupling product line. Our core production capabilities were substantially unaffected by the accident. As of the end of the second quarter of fiscal 2008, production at the Canal Street facility had returned to pre-accident levels. Throughout our fiscal year ended March 31, 2008, approximately $11.2 million of capital expenditures have been made in connection with the reconstruction of the facility. The reconstruction efforts were substantially complete as of March 31, 2008.

We have substantial property, business interruption, or BI, and casualty insurance. The property and BI insurance provides coverage of up to $2.0 billion per incident. The casualty insurance provides coverage in excess of approximately $100.0 million per incident. The aggregate amount of deductibles under all applicable insurance coverage is $1.0 million. In addition to our insurance deductibles, we have and may continue to incur certain other incremental and non-reimbursable out-of-pocket expenses as a result of the explosion. For the period from December 6, 2006 (the date of loss) through March 31, 2008, we have recorded recoveries from our insurance carrier totaling $71.4 million, of which $50.4 million has been allocated to recoveries attributable to property loss and $21.0 million of which has been allocated to recoveries attributable to BI loss.

On December 5, 2007, we finalized our property and BI claims with our property insurance carrier. Accordingly, no additional insurance proceeds related to such property and BI coverage are expected in future periods. As of March 31, 2008, we and our casualty insurance carrier continue to manage ongoing general liability and workers’ compensation claims. Management believes that the limits of applicable coverage will be in excess of the general liability and workers’ compensation losses incurred. Additionally, we have established a reserve to provide for the payment of legal defense fees incurred in relation to the accident, which may not be covered by insurance. As of March 31, 2008, we have accrued for all costs related to the Canal Street facility accident that are probable and can be reasonably estimated. We did not incur any losses during the quarter ended June 28, 2008 and do not expect to incur any significant losses in future periods. Further, management does not believe that there will be any long-term negative implications to our gear product line as a result of the accident nor do we expect to experience any material adverse impact to liquidity, cash or our leverage profile as a result of the accident.

For the period from December 6, 2006 through March 31, 2007, our fiscal year ended March 31, 2008 and the accident to-date period from December 6, 2006 through March 31, 2008, we have recorded the following (gains)/losses related to this incident (in millions):

			Accident to-date
	Period from December 6, 2006 through March 31, 2007	Year Ended March 31, 2008	Period from December 6, 2006 through March 31, 2008
Insurance deductibles	$1.0	$—	$1.0
Professional services	1.8	(0.1)	1.7
Clean-up and restoration expenses	18.3	5.0	23.3
Non-cash asset impairments:
Inventories	7.1	0.3	7.4
Property, plant and equipment, net	2.6	—	2.6
Other	0.2	—	0.2

Subtotal prior to property insurance recoveries	31.0	5.2	36.2
Less property insurance recoveries	(27.0)	(23.4)	(50.4)

Subtotal prior to business interruption insurance recoveries	4.0	(18.2)	(14.2)
Less business interruption insurance recoveries	(10.0)	(11.0)	(21.0)

(Gain) on Canal Street facility accident, net	$(6.0)	$(29.2)	$(35.2)

Summary of total insurance recoveries:
Total property and business interruption insurance recoveries	$37.0	$34.4	$71.4

We recognized a net gain of $35.2 million related to the Canal Street facility accident from the date of the accident (December 6, 2006) through March 31, 2008. $14.2 million of the net gain represents the excess property insurance recoveries (at replacement value) over the write-off of tangible assets (at net book value) and other direct expenses related to the accident. The remaining $21.0 million gain is comprised of business interruption insurance recoveries.

Recovery Under Continued Dumping and Subsidy Offset Act (“CDSOA”)

The U.S. government has eight anti-dumping duty orders in effect against certain foreign producers of ball bearings exported from six countries, tapered roller bearings from China and spherical plain bearings from France. The foreign ball bearing producers are located in France, Germany, Italy, Japan, Singapore and the United Kingdom. We are a producer of ball bearing products in the United States. The CDSOA provides for distribution of monies collected by Customs and Border Protection, or CBP, from anti-dumping cases to qualifying producers, on a pro rata basis, where the domestic producers have continued to invest their technology, equipment and people in products that were the subject of the anti-dumping orders. As a result of providing relevant information to CBP regarding historical manufacturing, personnel and development costs for the calendar years 2006 and 2007 and prior, we received $8.8 million and $1.4 million, our pro rata share of the total CDSOA distribution, during the period from July 22, 2006 through March 31, 2007 and our fiscal year ended March 31, 2008, respectively, which is included in other income (expense), net on the consolidated statement of operations.

In February 2006, U.S. legislation was enacted which ended CDSOA distributions for imports covered by anti-dumping duty orders entering the U.S. after September 30, 2007. Because monies were collected by CBP until September 30, 2007 and for prior year entries, we may receive some additional distributions; however, because of pending cases, 2006 legislation, and the administrative operation of law, we cannot reasonably estimate the amount of CDSOA distributions we will receive in future years, if any.

Financial Statement Presentation

The following paragraphs provide a brief description of certain items and accounting policies that appear in our financial statements and general factors that impact these items.

As described above, the Merger occurred on July 21, 2006, and created a new basis of accounting for the Company. In this management’s discussion and analysis, our results from July 22, 2006, through March 31, 2007 are combined with Predecessor results for the period from April 1, 2006 through July 21, 2006, with the result being referred to as our fiscal year ended March 31, 2007. GAAP does not allow for such a combination of predecessor and successor financial results; however, we believe the combined results provide information that is useful in evaluating our financial performance. The combined financial information is the result of merely adding the predecessor and successor results and does not include any pro forma assumptions or adjustments.

Net Sales. Net sales represent gross sales less deductions taken for sales returns and allowances and incentive rebate programs.

Cost of Sales. Cost of sales includes all costs of manufacturing required to bring a product to a ready for sale condition. Such costs include direct and indirect materials, direct and indirect labor costs, including fringe benefits, supplies, utilities, depreciation, insurance, pension and postretirement benefits, information technology costs and other manufacturing related costs.

The largest component of our cost of sales is cost of materials, which represented approximately 38% of net sales in fiscal 2008. The principal materials used in our Power Transmission manufacturing processes are commodities that are available from numerous sources and include sheet, plate and bar steel, castings, forgings, high-performance engineered plastics and a wide variety of other components. Within our Water Management platform, we purchase a broad range of materials and components throughout the world in connection with our manufacturing activities. Major raw materials and components include bar steel, brass, castings, copper, forgings, high-performance engineered plastic, plate steel, resin, sheet plastic and zinc. We have a strategic sourcing program to significantly reduce the number of direct and indirect suppliers we use and to lower the cost of purchased materials.

The next largest component of our cost of sales is direct and indirect labor, which represented approximately 16% of net sales in fiscal 2008. Direct and indirect labor and related fringe benefit costs are susceptible to inflationary trends.

Selling, General and Administrative Expenses. Selling, general and administrative expenses primarily includes sales and marketing, finance and administration, engineering and technical services and distribution. Our major cost elements include salary and wages, fringe benefits, pension and postretirement benefits, insurance, depreciation, advertising, travel and information technology costs.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

Revenue Recognition

Sales are recorded upon transfer of title of product, which occurs upon shipment to the customer. Because we enter into sales rebate programs with some of our customers, which require us to make rebate payments to them from time to time, we estimate amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns. These rebates are primarily volume-based and are estimated based upon our historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known to us. The value of returned goods during fiscal 2006, 2007 and 2008 was less than 1.3% of net sales in each such year. Other than our standard product warranty, there are no post-shipment obligations.

Inventory

We value inventories at the lower of cost or market. Cost of certain domestic inventories are determined on a last-in, first-out (LIFO) basis. Cost of the remaining domestic inventories and all foreign inventories are determined on a first-in, first-out (FIFO) basis. The valuation of inventories includes variable and fixed overhead costs and requires management estimates to determine the amount of overhead variances to capitalize into inventories. We capitalize overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor.

In some cases we have determined a certain portion of our inventories are excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The total write-down of inventories charged to expense was $4.9 million, $4.9 million, and $8.4 million during fiscal 2006, 2007 and 2008, respectively.

Impairment of Intangible Assets and Tangible Fixed Assets

Our intangible assets and tangible fixed assets are held at historical cost, net of depreciation and amortization, less any provision for impairment. Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings and improvements	10 to 30 years
Machinery and equipment	5 to 10 years
Computer hardware and software	3 to 5 years

An impairment review of intangible or tangible fixed assets is performed if an indicator of impairment, such as an operating loss or cash outflow from operating activities or a significant adverse change in the business or market place, exists. Estimates of future cash flows used to test the asset for impairment are based on current operating projections extended to the useful life of the asset group and are, by their nature, subjective.

Our recorded goodwill is not amortized but is tested annually for impairment using a discounted cash flow analysis. As of March 31, 2008, there was no impairment recorded for any reporting unit.

We expect to recognize amortization expense on the intangible assets subject to amortization of $49.6 million in the each of the next three fiscal years, $49.5 million in fiscal 2012 and $48.8 million in the fiscal 2013.

Retirement Benefits

We have significant pension and post-retirement benefit income and expense and assets/liabilities that are developed from actuarial valuations. These valuations include key assumptions regarding discount rates, expected return on plan assets, mortality rates, merit and promotion increases and the current health care cost trend rate. We consider current market conditions in selecting these assumptions. Changes in the related pension and post-retirement benefit income/costs or assets/liabilities may occur in the future due to changes in the assumptions and changes in asset values.

Future changes in the assumptions underlying our pension valuations, including those that arise as a result of declines in equity markets and interest rates, could result in reductions in pension income which could negatively affect our consolidated results of operations in future periods.

As of March 31, 2008, we had pension plans with a combined projected benefit obligation of $617.5 million compared to plan assets of $647.1 million. While our combined domestic pension plans are over-funded, approximately $49.4 million of the above projected benefit obligation is from plans of our German subsidiaries where such plans are typically not funded.

The obligation for postretirement benefits other than pension also is actuarially determined and is affected by assumptions including the discount rate and expected future increase in per capita costs of covered postretirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

We assess our income tax positions and record tax liabilities for all years subject to examination based upon management’s evaluation of the facts and circumstances and information available at the reporting dates. For those income tax positions where it is more-likely-than-not that a tax benefit will be sustained upon the conclusion of an examination, we have recorded the largest amount of tax benefit having a cumulatively greater than 50% likelihood of being realized upon ultimate settlement with the applicable taxing authority, assuming that it has full knowledge of all relevant information. For those tax positions which do not meet the more-likely-than-not threshold regarding the ultimate realization of the related tax benefit, no tax benefit has been recorded in the financial statements. In addition, we have provided for interest and penalties, as applicable, and record such amounts as a component of the overall income tax provision.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, net operating losses, tax credit and other carryforwards. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established a valuation allowance against substantially all of our deferred tax assets relating to foreign loss carryforwards and a partial valuation allowance against our deferred tax assets relating to certain state net operating loss and foreign tax credit carryforwards.

Commitments and Contingencies

We are subject to proceedings, lawsuits and other claims related to environmental, labor, product and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. We determine the amount of reserves needed, if any, for each individual issue based on our professional knowledge and experience and discussions with legal counsel. The required reserves may change in the future due to new developments in each matter, the ultimate resolution of each matter or changes in approach, such as a change in settlement strategy, in dealing with these matters.

Through recent acquisitions, we have assumed presently recorded and potential future liabilities relating to product liability, environmental and other claims. We have recorded reserves for claims related to these obligations when appropriate and, on certain occasions, have obtained the assistance of an independent actuary in the determination of those reserves. If actual experience deviates from our estimates, we may need to record adjustments to these liabilities in future periods.

Warranty Reserves

Reserves are recorded on our consolidated balance sheets to reflect our contractual liabilities relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

Environmental Liabilities

We accrue an estimated liability for each environmental matter when the likelihood of an unfavorable outcome is probable and the amount of loss associated with such unfavorable outcome is reasonably estimable. We presume that a matter is probable of an unfavorable outcome if (a) litigation has commenced or a claim has been asserted or if commencement of litigation or assertion of a claim is probable and (b) if we are somehow associated with the site. In addition, if the reporting entity has been named as a Potentially Responsible Party, or PRP, an unfavorable outcome is presumed.

Estimating environmental remediation liabilities involves an array of issues at any point in time. In the early stages of the process, cost estimates can be difficult to derive because of uncertainties about a variety of factors. For this reason, estimates developed in the early stages of remediation can vary significantly; and, in many cases, early estimates later require significant revision. The following are some of the factors that are integral to developing cost estimates:

•	The extent and types of hazardous substances at a site;

•	The range of technologies that can be used for remediation;

•	Evolving standards of what constitutes acceptable remediation; and

•	The number and financial condition of other PRPs and the extent of their responsibility for the remediation.

An estimate of the range of an environmental remediation liability typically is derived by combining estimates of various components of the liability, which themselves are likely to be ranges. At the early stages of the remediation process, particular components of the overall liability may not be reasonably estimable. This fact does not preclude our recognition of a liability. Rather, the components of the liability that can be reasonably estimated are viewed as a surrogate for the minimum in the range of our overall liability. Estimated legal and consulting fees are included as a component of our overall liability.

Asbestos Claims and Insurance for Asbestos Claims

As noted in note 18 to our audited consolidated financial statements included elsewhere in this prospectus, certain Water Management subsidiaries are subject to asbestos litigation. As a result, we have recorded a liability for pending and potential future asbestos claims, as well as a receivable for insurance coverage of such liability. The valuation of our potential asbestos liability was based on the number and severity of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives.

The present estimate of our asbestos liability assumes (i) our continuous vigorous defense strategy will remain effective; (ii) new asbestos claims filed annually against Zurn will decline modestly through the next ten years; (iii) the values by disease will remain consistent with past experience and (iv) our insurers will continue to pay defense costs without eroding the coverage amounts of our insurance policies. Our potential asbestos liability could be adversely affected by changes in law and other factors beyond our control. Further, while our current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time period and such liability could be substantial.

We estimate that our available insurance to cover our potential asbestos liability as of the end of fiscal 2008 is greater than our potential asbestos liability. This conclusion was reached after considering our experience in asbestos litigation, the insurance payments made to date by our insurance carriers, existing insurance policies, the industry ratings of the insurers and the advice of insurance coverage counsel with respect to applicable insurance coverage law relating to the terms and conditions of those policies. We used these same considerations when evaluating the recoverability of our receivable for insurance coverage of potential asbestos claims.

Results of Operations

The financial information for the fiscal year ended March 31, 2006 and the period from April 1, 2006 through July 21, 2006 represents historical results prior to the consummation of the Merger and is referred to herein as the “Predecessor” period. The period from July 22, 2006 through March 31, 2007 and thereafter is referred to herein as the “Successor” period. As a result of the Merger on July 21, 2006 and the resulting change in ownership, under GAAP we are required to present our operating results for the Predecessor and the Successor during the twelve months ended March 31, 2007 separately. In the following discussion, our fiscal 2007 results are adjusted to reflect the pro forma effect of the Merger as if it had occurred on April 1, 2006. The fiscal 2007 pro forma adjustments are described in the footnotes of the following table. In the following discussion and analysis, the pro forma basis amounts for the combined twelve months ended March 31, 2007 are compared to the twelve months ended March 31, 2006 and 2008 on an “as reported” historical basis as we believe this is the most meaningful and practical way to comment on our results of operations.

Our fiscal year is the year ending March 31 of the corresponding calendar year. For example, our fiscal year 2008, or fiscal 2008, means the period from April 1, 2007 to March 31, 2008. The following table sets forth our consolidated statements of operations data for the Predecessor periods and Successor periods indicated:

	Fiscal Year 2006	Fiscal Year 2007					Fiscal Year 2008	First Quarter Ended
	Predecessor	Predecessor	Successor			Pro Forma
	Period from April 1, 2005 through March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Pro Forma Adjustments		Period from April 1, 2006 through March 31, 2007	Period from April 1, 2007 through March 31, 2008	Period from April 1, 2007 through June 30, 2007	Period from April 1, 2008 through June 28, 2008
Net sales	$1,081.4	$334.2	$921.5	$—		$1,255.7	$1,853.5	$448.2	$496.1
Cost of sales	742.3	237.7	628.2	(1.5)	(1)	864.4	1,250.4	306.2	334.2

Gross profit	339.1	96.5	293.3	1.5		391.3	603.1	142.0	161.9
% of net sales	31.4%	28.9%	31.8%	—		31.2%	32.5%	31.7%	32.6%
Selling, general and administrative expenses	187.8	63.1	159.3	—		222.4	312.2	78.1	86.1
Restructuring and other similar costs	31.1	—	—	—		—	—	—	—
(Gain) loss on Canal Street accident, net	—	—	(6.0)	—		(6.0)	(29.2)	(8.1)	—
Loss on divestiture	—	—	—	—		—	11.2	—	—
Transaction-related costs	—	62.7	—	(62.7)	(2)	—	—	—	—
Amortization of intangible assets	15.7	5.0	26.9	4.3	(3)	36.2	49.9	12.9	12.5

Income (loss) from operations	104.5	(34.3)	113.1	59.9		138.7	259.0	59.1	63.3
% of net sales	9.7%	-10.3%	12.3%	—		11.0%	14.0%	13.2%	12.8%
Non-operating income (expense):
Interest expense, net	(61.5)	(21.0)	(109.8)	(21.1)	(4)	(151.9)	(254.3)	(64.1)	(58.2)
Other (expense) income, net	(3.8)	(0.4)	5.7	—		5.3	(5.3)	(2.9)	(2.2)

Income (loss) before income taxes	39.2	(55.7)	9.0	38.8		(7.9)	(0.6)	(7.9)	2.9
Provision (benefit) for income taxes	16.3	(16.1)	9.2	11.7	(5)	4.8	(0.9)	(0.5)	2.7

Net income (loss)	$22.9	$(39.6)	$(0.2)	$27.1		$(12.7)	$0.3	$(7.4)	$0.2

(1)	Represents an adjustment to historical depreciation expense to reflect the depreciation required on an annual basis per our final purchase price allocation assuming the Merger occurred on April 1, 2006.

(2)	Represents the elimination of transaction-related costs recognized by the Predecessor in connection with the Merger. The transaction-related costs consisted of the following items:

Seller-related expenses	$19.1
Bond tender premium	23.1
Write-off deferred financing fees	20.5

$62.7

Seller-related expenses consisted of investment banking fees, outside attorney fees, and other third-party fees. The bond tender premium related to the $225.0 million of senior subordinated notes, substantially all of which were repurchased in connection with the Merger. The Predecessor also incurred a non-cash charge of $20.5 million to write-off the remaining net book value of previously-capitalized financing fees related to the Predecessor’s term loans and senior subordinated notes that were repaid/repurchased in connection with the Merger.

(3)	We amortize the cost of our intangible assets subject to amortization which primarily include patents and customer relationships. This adjustment represents the additional amortization expense on the incremental fair value adjustments recorded through purchase accounting assuming the Merger occurred on April 1, 2006.

(4)	Represents an adjustment to historical interest expense assuming the Merger and the related indebtedness occurred on April 1, 2006. This pro forma adjustment was calculated using weighted average outstanding debt balances as well as the applicable weighted average interest rates in effect for the period.

(5)	Represents the income tax effect of the pro forma adjustments, calculated using the respective statutory tax rates, reduced by $3.1 million relating to non-deductible transaction costs and a $0.3 million adjustment relating to the valuation allowance for foreign tax credits.

First Quarter Ended June 28, 2008 Compared with the First Quarter Ended June 30, 2007:

Net Sales. Net sales for the first quarter of fiscal 2009 increased by $47.9 million, or 10.7%, over the comparable period in the prior year. The majority of our net sales growth in the quarter was driven by strength in our Power Transmission platform end markets of mining, energy and cement and aggregates coupled with strong demand for our aerospace products. Our Water Management platform also posted solid year-over-year net sales growth, primarily due to the January 31, 2008 acquisition of GA. In addition to our net sales growth, orders in the first quarter of fiscal 2009 grew by 12.7% over the comparable period in the prior year, resulting in a $41.4 million, or 7.7%, increase in our backlog since March 31, 2008. Our backlog as of June 28, 2008 was approximately $582 million. Set forth below are our net sales by segment for the quarters ended June 30, 2007 and June 28, 2008 (in millions):

	Quarter Ended
	June 30, 2007	June 28, 2008	Change	% Change
Power Transmission	$309.8	$340.6	$30.8	9.9%
Water Management	138.4	155.5	17.1	12.4

Consolidated	$448.2	$496.1	$47.9	10.7

Power Transmission. Power Transmission net sales increased by $30.8 million, or 9.9%, from $309.8 million in the quarter ended June 30, 2007 to $340.6 million in the quarter ended June 28, 2008. Foreign currency fluctuations favorably impacted sales by approximately $13.9 million, or 4.5%, during the quarter as the Euro, and other currencies, strengthened against the U.S. dollar compared to the prior period. Excluding foreign currency fluctuations and the impact of our fiscal 2008 divestiture of Rexnord SAS, year-over-year sales growth of approximately 7.2% is attributable to a continuation of strong global demand in our Power Transmission end markets of mining, energy and cement as well as aerospace.

Water Management. Water Management net sales increased by $17.1 million, or 12.4%, from $138.4 million in the quarter ended June 30, 2007 to $155.5 million in the quarter ended June 28, 2008 primarily due to the January 31, 2008 acquisition of GA. This sales increase was driven by strong institutional and commercial construction end market demand offset by a decline in sales to the residential construction market when compared to the prior year first quarter.

Income from Operations. Income from operations in the first quarter of fiscal 2009 increased by 7.1% to $63.3 million, or 12.8% of net sales, compared to $59.1 million, or 13.2% of net sales, in the prior year first quarter which included an $8.1 million gain recorded as a result of the Canal Street facility accident. Excluding the impact of the $8.1 million Canal Street gain, income from operations would have increased by $12.3 million, or 24.1%, and income from operations as a percent of net sales would have improved by 140 basis points to 12.8%. Set forth below is our income from operations by segment for the quarters ended June 30, 2007 and June 28, 2008 (in millions):

	Quarter Ended
	June 30, 2007	June 28, 2008	Change	% Change
Power Transmission	$43.1	$46.0	$2.9	6.7%
% of net sales	13.9%	13.5%	-0.4%
Water Management	20.0	23.1	3.1	15.5
% of net sales	14.5%	14.9%	0.4%
Corporate	(4.0)	(5.8)	(1.8)	45.0

Consolidated	$59.1	$63.3	$4.2	7.1
% of net sales	13.2%	12.8%	-0.4%

Power Transmission. Power Transmission income from operations in the first quarter of fiscal 2009 was $46.0 million, an increase of $2.9 million, or 6.7%, over the first quarter of fiscal 2008. As a percent of net sales, operating income decreased 40 basis points from 13.9% in the quarter ended June 30, 2007 to 13.5% in the quarter ended June 28, 2008. The comparability of our income from operations is affected by the $8.1 million gain recorded in the prior period as a direct result of the accident at our Canal Street facility. Excluding this gain, income from operations would have increased $11.0 million, or 31.4%, and income from operations as a percent of sales would have increased 220 basis points compared to the prior period. Other items contributing to this increase (excluding the Canal Street gain) include: the earnings contribution on $30.8 million of higher net sales and on-going operational improvements and cost reductions driven by our RBS processes, partially offset by raw material price inflation.

Water Management. Water Management income from operations increased by $3.1 million, or 15.5%, from $20.0 million in the quarter ended June 30, 2007 to $23.1 million in the quarter ended June 28, 2008. Income from operations as a percent of net sales increased 40 basis points from 14.5% in the quarter ended June 30, 2007 to 14.9% in the quarter ended June 28, 2008. The increase in income from operations as a percentage of net sales is primarily due to a $1.1 million reduction in the net expense associated with fair value inventory adjustments, net of LIFO adjustments, recorded in the first quarter of fiscal 2009 compared to the prior year first quarter and on-going operational improvements and cost reductions driven by our RBS processes. This favorability was partially offset by an increase in selling, general and administrative expenses tied to infrastructure and commercial construction end market sales growth as well as the inclusion of GA in the first quarter of fiscal 2009 as GA currently has slightly lower margins than our other Water Management businesses.

Corporate. Corporate expenses increased by $1.8 million, or 45.0%, from $4.0 million in the quarter ended June 30, 2007 to $5.8 million in the quarter ended June 28, 2008. This increase was primarily the result of higher staffing levels as well as incremental professional fees in support of strategic growth opportunities.

Interest Expense, net. Interest expense, net was $58.2 million in the first quarter of fiscal 2009 compared to $64.1 million in the first quarter of fiscal 2008. The decrease in interest expense is a result of reduced borrowing costs on our variable rate debt.

Other Expense, net. Other expense, net was $2.2 million in the first quarter of fiscal 2009 and includes $1.1 million of foreign currency transaction losses, a $0.3 million loss on dispositions of fixed assets, $0.8 million of management fee expenses, $0.2 million of losses related to unconsolidated affiliates and $0.2 million of other income. Other expense, net was $2.9 million in the first quarter of fiscal 2008 and includes $2.5 million of foreign currency transaction losses, a $0.1 million loss on dispositions of fixed assets, $0.8 million of management fee expenses, $0.2 million of equity in earnings of unconsolidated affiliates and $0.3 million of other income.

Provision for Income Taxes. The provision for income taxes was $2.7 million in the first quarter of fiscal 2009 compared to a $0.5 million benefit in the first quarter of fiscal 2008. Our effective income tax rate for the first quarter of fiscal 2009 was a 93.1% liability versus a 6.3% benefit in the first quarter of fiscal 2008. The effective tax rate for the first quarter of fiscal 2009 includes an accrual of interest expense (through income tax expense) relating to unrecognized tax benefits and an increase to the valuation allowance relating to foreign tax credits generated for which realization of such benefits is not deemed more likely than not. Similarly, the low effective tax rate benefit in the first quarter of fiscal 2008 was due to the effect of the accrual of interest expense (through income tax expense) relating to unrecognized tax benefits and an increase to the valuation allowance for foreign tax credits generated for which the realization of such benefits was not deemed more likely than not.

Net Income. Our net income for the first quarter of fiscal 2009 was $0.2 million compared to a net loss of $7.4 million in the first quarter of fiscal 2008 due to the factors described above.

Fiscal Year Ended March 31, 2008 Compared with the Period from April 1, 2006 through July 21, 2006, the Period from July 22, 2006 through March 31, 2007 and the Pro Forma Fiscal Year Ended March 31, 2007

Net Sales. Net sales were $1,853.5 million in fiscal 2008, $334.2 million for the period from April 1, 2006 through July 21, 2006 and $921.5 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 sales were $1,255.7 million, which merely represents the combination of the above Predecessor and Successor periods, as no pro forma adjustments are required to reflect the impact of the Merger based upon an assumed consummation date of April 1, 2006. The year-over-year net sales growth of $597.8 million or 47.6%, over pro forma fiscal 2007 net sales of $1,255.7 million was primarily the result of both the Zurn acquisition as well as strong organic growth within the Power Transmission platform and our recovery from the Canal Street facility accident. The majority of the sales growth was driven by acquisitions (Zurn and GA), which accounts for $441.7 million of the year-over-year increase. Power Transmission net sales in fiscal 2008 also grew $156.1 million or 13.2% versus last fiscal year. The Power Transmission net sales growth was largely driven by strength in our industrial products end markets of mining, energy, aggregates, aerospace and cement as well as the recovery of our Canal Street facility. It is estimated that sales from our Canal Street facility were adversely impacted by approximately $4.5 to $6.5 million in fiscal 2008 and by $37.0 to $46.0 million in pro forma fiscal 2007 as a result of the explosion. Foreign currency fluctuations also favorably impacted Power Transmission net sales by approximately $40.0 million during fiscal 2008 as the Euro, and other currencies, strengthened against the U.S. dollar compared to the prior period.

Cost of Sales. Cost of sales was $1,250.4 million in fiscal 2008, $237.7 million for the period from April 1, 2006 through July 21, 2006 and $628.2 million for the period from July 22, 2006 through March 31, 2007. Our fiscal 2008 cost of sales increased $386.0 million or 44.7%, compared to our pro forma fiscal 2007 cost of sales of $864.4 million. The majority of the increase was directly attributable to acquisitions (Zurn and GA), which accounted for $284.2 million of the year over year increase. On a pro forma basis, Power Transmission cost of sales increased $101.8 million or 12.4%, which was primarily due to the higher net sales between periods. Additional items unfavorably impacting Power Transmission cost of sales in fiscal 2008 relative to fiscal 2007 included: (i) a $2.8 million reduction in a net benefit recorded as a result of a change in our vacation policy in pro forma fiscal 2007; (ii) $2.7 of severance recorded in connection with an organizational re-alignment within the Power Transmission platform and (iii) a $2.1 million charge to increase certain risk reserves (primarily workers compensation) to include a loss development factor. Partially offsetting these unfavorable items in fiscal 2008 was a $3.9 million curtailment gain related to our Power Transmission retiree medical plan.

Gross Profit. Gross profit was $603.1 million in fiscal 2008, $96.5 million for the period from April 1, 2006 through July 21, 2006 and $293.3 million for the period from July 22, 2006 through March 31, 2007. Fiscal 2008 gross profit grew $211.8 million, or 54.1%, compared to pro forma fiscal 2007 gross profit of $391.3 million. The majority of the increase is directly related to our acquisitions of Zurn and GA which accounted for $157.5 million of the year over year increase. On a pro forma basis, fiscal 2008 Power Transmission gross profit increased $54.3 million, or 14.8% compared to fiscal 2007, which was driven largely by the higher net sales discussed above. As a percent of net sales, consolidated gross profit margins in fiscal 2008 expanded 130 basis points to 32.5% compared to our pro forma fiscal 2007 gross profit margin of 31.2%. This gross margin expansion was primarily attributable to the inclusion of Zurn’s stronger relative margins for a full twelve months in fiscal 2008 (versus 1.7 months in fiscal 2007) as well as additional cost reductions and productivity. Items adversely impacting the year over year gross margin expansion include the net unfavorable cost of sales items mentioned in the preceding paragraph.

Loss on Divestiture. On March 28, 2008, we sold a French subsidiary, Rexnord SAS, to members of that company’s local management team. We made the decision to sell Rexnord SAS to the local management team as the business would have required a substantial investment (both financial and Company management investment) to increase the overall market share position of certain products sold by the business to levels consistent with our long-term strategic plan. We incurred an $11.2 million pre-tax loss on the divestiture, which includes a $10.3 loss on disposal of net assets and $0.9 million of transactional costs. Also as part of the transaction, we signed a supplemental commercial agreement defining the prospective commercial relationship between us and PTP Industry. Through this agreement, we maintain direct access to key regional distributors and in return have agreed to purchase from PTP Industry certain locally manufactured coupling product lines and components to serve our local customer base. The divestiture is not expected to have a material impact on our overall capabilities or the results of our operations.

Selling, General and Administrative Expenses (“SG&A”). SG&A was $312.2 million in fiscal 2008, $63.1 million for the period from April 1, 2006 through July 21, 2006 and $159.3 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 SG&A was $222.4 million and is the result of adding the above Predecessor and Successor periods with no pro forma adjustments required as a result of an assumed Merger date of April 1, 2006. Compared to pro forma fiscal 2007, fiscal 2008 SG&A increased $89.8 million, or 40.4% year-over-year. Of the $89.8 million SG&A increase, $78.9 million is attributable to the Zurn and GA acquisitions. The key drivers contributing to the remaining $10.9 million year over year increase include: (i) a $2.5 million reduction of a net benefit recorded as a result of a change in our vacation policy in fiscal 2007; (ii) $2.3 million of higher stock option expense and (iii) $1.7 million of incremental severance costs related to an organization re-alignment within the Power Transmission platform. As a percentage of net sales, consolidated SG&A decreased to 16.8% in fiscal 2008 versus 17.7% in pro forma fiscal 2007. The 90 basis point decrease in SG&A as a percent of net sales in fiscal 2008 is primarily the result of improved fixed cost leverage recognized on higher net sales year over year.

Gain on Canal Street Facility Accident, net. We recorded a gain of $29.2 million in fiscal 2008 as a result of the accident at our Canal Street facility on December 6, 2006. The gain recognized in the consolidated statement of operations in fiscal 2008 is a result of recording $5.2 million of clean-up and restoration expenses, professional services and inventory write-offs offset by $34.4 million of insurance recoveries. In fiscal 2007, from the date of the accident through March 31, 2007, we recorded a gain of $6.0 million as a result of the accident at our Canal Street facility. This gain was a result of recording expenses and asset impairments related to the accident, offset by cash advances from our insurance carriers totaling $37.0 million. The net impact on operations recorded as a result of the receipt of the insurance proceeds and the incurrence of expenses, impairment of assets and clean-up and restoration costs resulted in a $6.0 million gain recognized in the consolidated statement of operations in fiscal 2007. As of December 29, 2007, we finalized our accounting for this event and as a result do not expect to incur any future gains or losses.

Transaction-Related Costs. There were no transaction costs recorded in fiscal 2008. We expensed $62.7 million of Apollo transaction-related costs in the fiscal 2007 Predecessor period from April 1, 2006 through July 21, 2006. These costs consisted of (i) $19.1 million of seller-related expenses, including investment banking fees, outside attorney fees, and other third-party fees; (ii) $23.1 million of bond tender premium related to the $225.0 million of senior subordinated notes, substantially all of which were repurchased in connection with the Merger; and (iii) a non-cash charge of $20.5 million to write-off the remaining net book value of previously-capitalized financing fees related to the term loans and senior subordinated notes that we repaid/repurchased in connection with the Merger. On a pro forma basis, these transaction costs have been removed from our fiscal 2007 results as they are non-recurring in nature and were a direct result of the Merger.

Amortization of Intangible Assets. We amortize the cost of our intangible assets which primarily include patents and customer relationships (including distribution networks). Amortization of these intangible assets amounted to $49.9 million in fiscal 2008, $5.0 million for the period from April 1, 2006 through July 21, 2006 and $26.9 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 amortization expense was $36.2 million and includes a $4.3 million pro forma adjustment representing the additional amortization required on the incremental intangibles recorded as if the Merger occurred on April 1, 2006. After adjusting fiscal 2007 for the pro forma impact of the Merger, amortization increased $13.7 million in fiscal 2008 primarily due to the incremental amortization of intangible assets resulting from both the Zurn and GA acquisitions.

Interest Expense, net. Interest expense, net was $254.3 million in fiscal 2008, $21.0 million for the period from April 1, 2006 through July 21, 2006 and $109.8 million for the period from July 22, 2006 through March 31, 2007. On a pro forma basis, fiscal 2007 interest expense, net was $151.9 million, which includes a $21.1 million adjustment to increase our full year interest expense assuming the Merger and the related indebtedness occurred on April 1, 2006. Compared to pro forma fiscal 2007, fiscal 2008 interest expense, net increased $102.4 million year-over-year. The majority of this increase is attributable to the incremental interest on the debt issued in the fourth quarter of fiscal 2007 (the $669.3 million of debt issued in connection with the acquisition of Zurn on February 7, 2007 and the $449.8 million of proceeds from the PIK toggle senior indebtedness issued on March 2, 2007) which was outstanding for the entire fiscal 2008 year.

Other (Expense) Income, net. Other (expense) income, net was ($5.3) million for fiscal 2008, ($0.4) million for the period from April 1, 2006 through July 21, 2006 and $5.7 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 other income, net was $5.3 million and is the result of adding the above Predecessor and Successor time periods with no pro forma adjustments required as a result of an assumed Merger date of April 1, 2006. Fiscal 2008 other expense, net included $5.1 million of foreign currency transaction losses, $3.0 million management fee expense and $0.3 million of losses on the sale of property, plant and equipment offset by a $1.4 million of CDSOA recovery, $1.1 million of earnings in unconsolidated affiliates and $0.6 million of other income. Other income, net for pro forma fiscal 2007 included $1.4 million of foreign currency transaction losses, $2.0 million of management fee expenses, and $0.1 million of other expenses offset by an $8.8 million CDSOA recovery.

Provision (Benefit) for Income Taxes. The income tax benefit in fiscal 2008 was $0.9 million or an effective tax rate benefit of 150.0%. The unusually high effective tax rate benefit relative to our statutory rate is due to the small pre-tax loss combined with the income tax benefit associated with the previously discussed loss on divestiture. During the periods from April 1, 2006 through July 21, 2006 and from July 22, 2006 through March 31, 2007, the income tax provision (benefit) was $(16.1) million and $9.2 million, respectively. On a pro forma basis, our fiscal 2007 income tax provision was $4.8 million or an effective tax rate of (60.8%). This amount includes a pro forma increase to our provision of $11.7 million representing the tax effect on $38.8 million of net pre-tax pro forma income adjustments impacting depreciation, amortization, transaction costs and interest expense assuming the Merger occurred on April 1, 2006. The $4.8 million income tax provision recorded with respect to the pro forma fiscal 2007 pre-tax loss of $7.9 million is primarily the result of an increase to the valuation allowance relating to foreign tax credits generated for which the realization of such receipts is not deemed more likely than not. See note 16 to our audited consolidated financial statements included elsewhere in this prospectus for more information on income taxes.

Net Income (Loss). The net income recorded in fiscal 2008 was $0.3 million as compared to a pro forma net loss of $12.7 million in fiscal 2007 due to the factors described above. The $12.7 million net loss in pro forma fiscal 2007 was comprised of a $39.6 million net loss for the period from April 1, 2006 through July 21, 2006, a $0.2 million net loss for the period from July 22, 2006 through March 31, 2007 as well as $27.1 million of pro forma net income adjustments to record the impact of the Merger assuming it was completed on April 1, 2006.

Period from April 1, 2006 through July 21, 2006, the Period from July 22, 2006 through March 31, 2007 and the Pro Forma Fiscal Year Ended March 31, 2007 Compared with the Fiscal Year Ended March 31, 2006

Net Sales. Net sales were $334.2 million for the period from April 1, 2006 through July 21, 2006, $921.5 million for the period from July 22, 2006 through March 31, 2007 and $1,081.4 million in fiscal 2006. Pro forma fiscal 2007 sales were $1,255.7 million, which merely represents the combination of the above Predecessor and Successor periods as no pro forma adjustments are required to reflect the impact of the Merger based upon an assumed consummation date of April 1, 2006. On a pro forma basis, fiscal 2007 net sales increased $174.3 million or 16.1%, over fiscal 2006 net sales of $1,081.4 million. Approximately $25.2 million of the year over year increase was due to the inclusion of the Falk acquisition for all of pro forma fiscal 2007 compared to approximately 10.5 months in fiscal 2006. Additionally, the Zurn acquisition added $69.5 million of net sales from the date of acquisition through March 31, 2007. The remaining net sales increase of $79.6 million was driven primarily by strength in our power transmission products end markets of mining, energy, aerospace and cement. Foreign currency fluctuations favorably impacted net sales by approximately $18.8 million during fiscal 2007, as the Euro and Canadian Dollar strengthened against the U.S. Dollar. The Canal Street facility accident affected production and shipments from the Canal Street facility, creating a business interruption that we estimate adversely impacted net sales in pro forma fiscal 2007 by approximately $37.0 to $46.0 million.

Cost of Sales. Cost of sales was $237.7 million for the period from April 1, 2006 through July 21, 2006 and $628.2 million for the period from July 22, 2006 through March 31, 2007. On a pro forma basis, our fiscal 2007 cost of sales of $864.4 million increased $122.1 million or 16.4% compared to fiscal 2006 cost of sales of $742.3 million. Power Transmission cost of sales increased $77.0 million year-over-year on a pro forma basis which was primarily the result of higher net sales volume year-over-year. Additionally, the Zurn acquisition added $45.1 million of costs from February 7, 2007 through March 31, 2007. Cost of sales in pro forma fiscal 2007 also includes $25.0 million of incremental unfavorable expenses from selling inventories that were adjusted to fair value in purchase accounting as a result of the Apollo and Zurn acquisitions, partially offset by $18.8 million of LIFO income recorded in pro forma fiscal 2007.

Gross Profit. Gross profit was $96.5 million for the period from April 1, 2006 through July 21, 2006 and $293.3 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 gross profit grew 15.4% to $391.3 million, or 31.2% of net sales, from $339.1 million, or 31.4% of net sales in fiscal 2006. The increase in gross profit in pro forma fiscal 2007 compared to fiscal 2006 was primarily driven by the incremental sales volume year-over-year. Our gross profit in pro forma fiscal 2007 also includes $25.0 million of incremental unfavorable expenses from selling inventories that were adjusted to fair value in purchase accounting as a result of the Apollo and Zurn acquisitions, partially offset by $18.8 million of LIFO income recorded in fiscal 2007. The net of these fair value and LIFO adjustments adversely affected gross profit margins by a combined 50 basis points in fiscal 2007. In fiscal 2006, we recorded $3.0 million of LIFO expense that adversely affected gross profit margins by 28 basis points.

Selling, General and Administrative Expenses. (“SG&A”). SG&A expenses were $63.1 million for the period from April 1, 2006 through July 21, 2006 and $159.3 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 SG&A was $222.4 million and is the result of adding the above Predecessor and Successor periods with no pro forma adjustments required as a result of an assumed Merger date of April 1, 2006. Compared to fiscal 2006 SG&A of $187.8 million, pro forma fiscal 2007 SG&A increased $34.6 million, or 18.4% year-over-year. As a percentage of net sales, SG&A expenses grew to 17.7% in pro forma fiscal 2007 compared to 17.4% in fiscal 2006. The increase in SG&A expenses as a percent of net sales is due primarily to the impact of the Canal Street facility accident and resulting lower net sales in pro forma fiscal 2007 as a result of the business interruption. In SG&A dollars, the Zurn and Falk acquisitions account for approximately $15.0 million of the year-over-year increase in SG&A expense. Excluding acquisitions, SG&A increased as a result of the following: higher stock option expense of $5.1 million due to the adoption of SFAS No. 123R, $5.3 million of higher depreciation expense and $2.8 million of unfavorable currency impact due to the strengthening of the Euro and Canadian Dollar. The remaining increase in SG&A was driven by higher compensation costs as compared to the prior year, offset by a one-time $3.1 million benefit recorded in pro forma fiscal 2007 as a result of the change in our vacation policy.

Restructuring and Other Similar Costs. We have recorded no restructuring or other similar costs in pro forma fiscal 2007. We expensed $31.1 million of restructuring and other similar costs in fiscal 2006, including $6.9 million of non-cash asset impairments, related to plans we initiated in fiscal 2006 to restructure certain manufacturing operations and reduce headcount at certain locations. The non-cash asset impairments related to the closure of our flattop plant in Puerto Rico and a decision to outsource certain portions of our industrial chain manufacturing operations. We also incurred $16.5 million of plant consolidation and integration costs consisting primarily of (i) the closure of our coupling plant in Warren, Pennsylvania, (ii) the closure of our flattop plant in Puerto Rico and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to the Falk acquisition. All of these consolidation and integration actions were substantially complete as of March 31, 2006. The remaining $7.7 million of restructuring and other similar costs in fiscal 2006 relate primarily to severance, relocation and recruiting expenses for certain headcount reduction and management realignment initiatives.

Gain on Canal Street facility accident, net. We recorded a gain of $6.0 million in pro forma fiscal year 2007 as a result of the accident at our Canal Street facility on December 6, 2006. The net impact on operations was the result of the receipt of $37.0 million of insurance proceeds offset by $31.0 million of expenses related to insurance deductibles, professional services, clean-up and restoration costs and asset impairments.

Transaction-Related Costs. We expensed $62.7 million of Apollo transaction-related costs in the Predecessor period from April 1, 2006 through July 21, 2006. These costs consisted of (i) $19.1 million of seller-related expenses, including investment banking fees, outside attorney fees, and other third-party fees; (ii) $23.1 million of bond tender premium related to the $225.0 million of senior subordinated notes, substantially all of which were repurchased in connection with the Merger; and (iii) a non-cash charge of $20.5 million to write-off the remaining net book value of previously-capitalized financing fees related to the term loans and senior subordinated notes that we repaid/repurchased in connection with the Merger. There were no transaction-related costs recorded in fiscal 2006.

Amortization of Intangible Assets. We amortize the cost of our intangible assets which include patents, customer relationships (including distribution network), a covenant not to compete and software. Amortization of these intangible assets amounted to $5.0 million for the period from April 1, 2006 through July 21, 2006 and $26.9 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 amortization expense was $36.2 million and includes a $4.3 million pro forma adjustment representing the additional amortization required on the incremental intangibles recorded as if the Merger occurred on April 1, 2006. Amortization of intangible assets amounted to $15.7 million in fiscal 2006. The increase in pro forma fiscal 2007 amortization expense over fiscal 2006 is due to our increased levels of intangible assets recorded through purchase accounting as a result both the Merger and Zurn acquisitions in pro forma fiscal 2007.

Interest Expense, net. Interest expense, net was $21.0 million for the period from April 1, 2006 through July 21, 2006, $109.8 million for the period from July 22, 2006 through March 31, 2007 and $61.5 million in fiscal 2006. On a pro forma basis, fiscal 2007 interest expense, net was $151.9 million, which includes a $21.1 million adjustment to increase our full year interest expense assuming the Merger and the related indebtedness occurred on April 1, 2006. Compared to fiscal 2006, pro forma fiscal 2007 interest expense, net increased $90.4 million year-over-year due to the increased interest costs on our higher debt levels in fiscal 2007 resulting from the Merger, the acquisition of Zurn on February 7, 2007, as well as the PIK toggle senior indebtedness issued on March 2, 2007.

Other Income (Expense), net. Other income (expense), net was ($0.4) million for the period from April 1, 2006 through July 21, 2006 and $5.7 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 other income, net was $5.3 million and is the result of adding the above Predecessor and Successor time periods with no pro forma adjustments required as a result of an assumed Merger date of April 1,

2006. This $5.3 million in pro forma fiscal 2007 includes $1.4 million of foreign currency transaction losses, $2.0 million of management fee expenses, and $0.1 million of other expenses, offset by an $8.8 million CDSOA recovery. Other expense, net for fiscal 2006 was $3.8 million and consists of management fees of $2.0 million, attorney fees related to the refinancing of our credit agreement of $1.0 million, losses on the sale of property, plant and equipment of $0.4 million and foreign currency transaction losses of $0.4 million.

Provision (Benefit) for Income Taxes. During the periods from April 1, 2006 through July 21, 2006 and from July 22, 2006 through March 31, 2007 the income tax provision (benefit) was $(16.1) million and $9.2 million, respectively. On a pro forma basis, our fiscal 2007 income tax provision was $4.8 million or an effective tax rate of (60.8%). This amount includes a pro forma increase to our provision of $11.7 million representing the tax effect on $38.8 million of net pre-tax pro forma income adjustments impacting depreciation, amortization, transaction costs and interest expense assuming the Merger occurred on April 1, 2006. The $4.8 million income tax provision recorded with respect to the pro forma fiscal 2007 pre-tax loss of $7.9 million is primarily the result of an increase to the valuation allowance relating to foreign tax credits generated for which the realization of such receipts is not deemed more likely than not. The fiscal 2006 provision was $16.3 million or an effective income tax rate of 41.6%. This rate is higher than our US federal statutory rate due to increased foreign-related tax expense, offset in part by the realization of certain state and local income tax benefits. See note 16 to our audited consolidated financial statements for more information on income taxes.

Net Income (Loss). The net loss recorded in pro forma fiscal 2007 was $12.7 million as compared to $22.9 million of net income in fiscal 2006 due to the factors described above. The $12.7 million net loss in pro forma fiscal 2007 was comprised of a $39.6 million net loss for the period from April 1, 2006 through July 21, 2006, a $0.2 million net loss for the period from July 22, 2006 through March 31, 2007 as well as $27.1 million of pro forma net income adjustments to record the impact of the Merger assuming it was completed on April 1, 2006.

Liquidity and Capital Resources

Our primary source of liquidity is available cash, cash flow from operations and borrowing availability under our $150 million revolving credit facility and our $100.0 million accounts receivable securitization program. As of June 28, 2008, we had $165.5 million of cash and approximately $220.8 million of additional borrowings available to us (there were no borrowings outstanding under the revolving credit facility or the accounts receivable securitization program; however, $29.2 million of the revolving credit facility was utilized in connection with outstanding letters of credit). Both our revolving credit facility and the accounts receivable securitization program are available to fund our working capital requirements, capital expenditures and other general corporate purposes.

As of June 28, 2008 we had $2,550.1 million of total indebtedness outstanding as follows (in millions):

	Total Debt at June 28, 2008	Short-term Debt and Current Maturities of Long-Term Debt	Long-term Portion
Term loans	$767.5	$2.0	$765.5
PIK toggle senior indebtedness due 2013 (1)	526.0	—	526.0
9.50% senior notes due 2014 (2)	803.0	—	803.0
8.875% senior notes due 2016	150.0	—	150.0
11.75% senior subordinated notes due 2016	300.0	—	300.0
10.125% senior subordinated notes due 2012	0.3	—	0.3
Other	3.3	0.9	2.4

Total Debt	$2,550.1	$2.9	$2,547.2

(1)	Includes an unamortized original issue discount of $7.1 million at June 28, 2008. The Company intends to use a portion of the proceeds of this offering to retire this indebtedness.

(2)	Includes an unamortized bond issue premium of $8.0 million at June 28, 2008.

Our outstanding debt was issued or guaranteed by Rexnord Holdings, RBS Global and various subsidiaries of RBS Global. Rexnord Holdings is the issuer of the PIK toggle senior indebtedness and RBS Global, as well as its wholly-owned subsidiary Rexnord LLC, are the co-issuers of the term loans, senior notes and senior subordinated notes.

Rexnord Holdings Indebtedness

On March 2, 2007, Rexnord Holdings entered into a credit agreement with various lenders which provided $449.8 million in cash ($459.0 million of debt financing, net of a $9.2 million original issue discount) that was primarily used to pay a special dividend to its shareholders as well as to holders of fully vested rollover options. The PIK toggle senior indebtedness borrowed pursuant to the credit agreement is due March 1, 2013 and bears interest at a floating rate. The floating rate is equal to adjusted LIBOR (the interest rate per annum equal to the product of (a) the LIBOR in effect and (b) Statutory Reserves) plus 7.0%. As of March 31, 2008 and June 28, 2008 the interest rate was 10.06% and 9.68%, respectively. Pursuant to the terms of the credit agreement, we have elected to pay interest in-kind and have accordingly added accrued interest to the principal amount of the debt on pre-determined quarterly interest rate reset dates. During fiscal 2008, $60.8 million of interest was added to the principal amount of the outstanding debt. During the first quarter of fiscal 2009, $13.4 million of interest was added to the principal amount of the outstanding debt. We intend to repay this indebtedness in full with a portion of the proceeds of this offering.

RBS Global and Subsidiaries Long-term Debt

In connection with the Merger on July 21, 2006, all borrowings under the Predecessor’s previous credit agreement and substantially all of the $225.0 million of its 10.125% senior subordinated notes were repaid or repurchased on July 21, 2006. The Merger was financed in part with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, and (iii) $645.7 million of borrowings under new senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility, which matures in July 2013, and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility, which expires in July 2012).

On February 7, 2007, we completed our acquisition of the Zurn water management business. This acquisition was funded partially with debt financing of $669.3 million, consisting of (i) $319.3 million of 9.50% senior notes due 2014 (which includes a bond issue premium of $9.3 million), (ii) $150.0 million of 8.875% senior notes due 2016 and (iii) $200.0 million of incremental borrowings under our existing term loan credit facilities.

As of June 28, 2008, the outstanding borrowings under the term loan credit facility were apportioned between two primary tranches: a $570.0 million term loan B1 facility and a $197.5 million term loan B2 facility. Borrowings under the $570.0 million term loan B1 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.50% plus the LIBOR Rate per annum, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). Borrowings under the $197.5 million term loan B2 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.00% plus the LIBOR Rate per annum, or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The outstanding principal balances of the term loan B1 and B2 credit facilities at March 31, 2008 were $570.0 million and $197.5 million, respectively. After considering the pre-payment of $20.0 million on the term loan B1 facility in the first quarter of fiscal 2008, all mandatory principal repayments have been fulfilled on the B1 facility through March 31, 2013. Principal pre-payments of $0.5 million on the B2 facility are scheduled to be made at the end of each calendar quarter beginning on June 30, 2008 and continuing through June 30, 2013. As of June 28, 2008, the remaining mandatory pre-payments to maturity on both the term loan B1 and B2 facilities are $1.2 million and $10.5 million, respectively.

All of the senior notes and senior subordinated notes listed under “Liquidity and Capital Resources” are unsecured obligations. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness. RBS Global’s senior secured credit facilities limit its maximum senior secured bank leverage ratio to 4.25 to 1.00. As of March 31, 2008 and June 28, 2008, the senior secured bank leverage ratio was 1.67 to 1.00 and 1.61 to 1.00, respectively. Management expects to be in compliance with this financial covenant for the foreseeable future. RBS Global’s senior credit facility also significantly restricts the payment of dividends. As a result, RBS Global has not paid any dividends on its common stock or membership interests. It is currently RBS Global’s policy to retain earnings to repay debt and finance its operations.

Revolving Credit Facility

Borrowings under RBS Global’s $150.0 million revolving credit facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.25% plus the LIBOR Rate, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). There were no outstanding borrowings on the revolver as of June 28, 2008. However, $29.2 million of the revolving credit facility was considered utilized in connection with outstanding letters of credit at June 28, 2008.

Account Receivable Securitization Program

On September 26, 2007, three wholly-owned domestic subsidiaries entered into an accounts receivable securitization program (the “AR Securitization Program” or the “Program”) whereby they continuously sell substantially all of their domestic trade accounts receivables to a wholly-owned bankruptcy remote special purpose subsidiary (the “SPV”) for cash and subordinated notes. The Receivables Sales and Servicing Agreement entered into between Rexnord Industries, LLC and the SPV provides for the purchase and servicing of such receivables. The SPV in turn may obtain revolving loans and letters of credit from General Electric Capital Corporation (“GECC”) pursuant to a five year revolving loan agreement. The maximum borrowing amount under the Receivables Financing and Administration Agreement is $100 million, subject to certain borrowing base limitations related to the amount and type of receivables owned by the SPV. All of the receivables purchased by the SPV are pledged as collateral for revolving loans and letters of credit obtained from GECC under the Receivables Financing and Administration Agreement.

The AR Securitization Program does not qualify for sale accounting under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and as such, any borrowings are accounted for as secured borrowings on our consolidated balance sheet. Financing costs associated with the Program will be recorded within “Interest expense, net” in our consolidated statement of operations if revolving loans or letters of credit have been obtained under the Receivables Financing and Administration Agreement.

Borrowings under the Receivables Financing and Administration Agreement bear interest at a rate equal to LIBOR plus an applicable margin, which at June 28, 2008 was 1.35%. In addition, a non-use fee of 0.30% is applied to the unutilized portion of the $100.0 million commitment. These rates are per annum and the fees are paid to GECC on a daily basis. At June 28, 2008, RBS Global had no outstanding borrowings under the Program. Additionally, the Program requires compliance with certain covenants and performance ratios contained in the Receivables Financing and Administration Agreement. As of June 28, 2008, RBS Global was in compliance with all applicable covenants and performance ratios.

Other Debt

At June 28, 2008, various wholly owned subsidiaries had additional borrowings of $3.3 million comprised primarily of borrowings at various foreign subsidiaries.

At June 28, 2008, the weighted average interest rate on our outstanding term loans and the PIK toggle senior indebtedness due 2013 of Rexnord Holdings was 7.41%.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet or unconsolidated special-purpose entities.

Cash Flows

The following cash flows discussion is based upon pro forma information for fiscal 2007 that combines the amounts reported in the statement of cash flows for the Predecessor period from April 1, 2006 through July 21, 2006 and the Successor period from July 22, 2006 through March 31, 2007 as adjusted to reflect the pro forma effect of the Merger as if it had occurred on April 1, 2006. Our cash flow discussion is presented in this manner because we believe it enables a meaningful comparison of cash flows between fiscal years.

Net cash provided by operating activities in the first quarter of fiscal 2009 was $19.0 million compared to $33.1 million in the first quarter of fiscal 2008, which included $10.0 million of insurance proceeds related to the Canal Street facility accident. Excluding these insurance proceeds, the remaining change in cash flow from operations was primarily due to a $7.6 million increase in net income, offset by a $15.0 million increase in trade working capital (accounts receivable, inventories and accounts payable) in the first quarter of fiscal 2009 compared to the prior year. The trade working capital use of cash was primarily driven by an increase in accounts receivable due to the timing of shipments in the first quarter of fiscal 2009 compared to the prior year.

Net cash provided by (used for) operating activities was $(4.4) million for the period from April 1, 2006 through July 21, 2006 and $63.4 million for the period from July 22, 2006 through March 31, 2007. On a pro forma basis, fiscal 2007 cash provided by operations was $57.9 million which includes pro forma adjustments to eliminate seller-related transaction costs of $19.1 million offset by additional interest expense of $20.2 million ($21.1 million of additional pro forma interest expense less $0.9 million of non-cash deferred financing cost amortization). Net cash provided by our operating activities in fiscal 2008 was $232.7 million compared to $57.9 million in pro forma fiscal 2007 and $91.9 million in fiscal 2006. The majority of the $174.8 million increase in fiscal 2008 is due to the incremental cash flows generated as a result of the inclusion of Zurn for a full twelve months in fiscal 2008 (compared to 1.7 months in fiscal 2007) complemented by strong earnings growth from our Power Transmission platform and improved trade working capital management (receivables, inventories and trade payables). Our continued focus on inventory reductions, in particular, generated an additional $39.5 million of cash year over year. Other noteworthy items contributing to the overall increase in cash flow from operations year over year include a $12.2 million increase in customer advances and the collection of $19.9 million of tax refunds and accrued interest from the IRS arising from a settlement of an audit of the former JBI for the fiscal years ended September 30, 1998 through 2002, which was partially offset by a $7.4 million reduction in year over year CDSOA recoveries. The $34.0 million reduction in cash flows from operations in pro forma fiscal 2007 compared to fiscal 2006 was driven primarily by an increase in interest paid on a pro forma basis of $70.2 million, which is partially offset by CDSOA receipts of $8.8 million and higher income from operations before interest, tax, amortization of intangible assets, transaction related costs and restructuring and similar charges.

Cash used for investing activities was $10.1 million in the first quarter of fiscal 2009 compared to $8.3 million in the first quarter of fiscal 2008. The increase in capital expenditures is primarily related to the construction of a new gear service and sales center in New Orleans, Louisiana. During the quarter ended June 28, 2008, the Company also received cash surrender proceeds of $0.9 million related to the termination of life insurance policies that were acquired with the acquisition of GA.

Net cash used for investing activities was $121.6 million in fiscal 2008, $15.7 million for the period from April 1, 2006 through July 21, 2006 and $1,925.5 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 cash used for investing activities was $1,941.2 million. Fiscal 2008 cash used by investing activities decreased $1,819.6 million primarily as a result of reduced acquisition activity in fiscal 2008 of $1,830.7 million (the prior year acquisitions figure contained $1,018.4 related to the Merger, $880.1 million paid for the Zurn acquisition and the $5.9 million paid for the Dalong acquisition compared to the fiscal 2008 acquisition of GA for $73.7 million). Other items impacting the year over year variance include $6.6 million of proceeds from the sale of short-term investments (acquired through the acquisition of GA) offset by a $2.5 million reduction in proceeds from dispositions of property, plant and equipment and incremental capital expenditures of $15.2 million (which includes $11.2 million attributable to the rebuild of the Canal Street facility, as previously discussed).

Pro forma cash used for investing activities in fiscal 2007 increased $1,605.1 million compared to fiscal 2006. The year over year increase in cash used in investing activities was driven by a combination of the $1,018.4 million paid as a result of the Merger, the $880.1 million paid for the Zurn acquisition and the $5.9 million paid for the Dalong acquisition offset by the $301.3 million paid for the Falk Acquisition in fiscal 2006. Capital expenditures and proceeds from dispositions of property, plant and equipment, combined, were comparable between pro forma fiscal 2007 and 2006 and were $36.8 million and $34.8 million, respectively.

Cash used for financing activities was $0.1 million in the first quarter of fiscal 2009 compared to a use of $12.4 million in the first quarter of fiscal 2008. Cash used of $0.1 million in 2009 represents payments on borrowings at various foreign subsidiaries. Cash used for financing activities in the first quarter of fiscal 2008 consisted of payments of $19.8 million on term loans, $0.3 million on other debt and $0.3 million of financing fees. The first quarter of fiscal 2008 payments were partially offset by $8.2 million in net proceeds from the issuance of common stock and from the exercise of stock options.

Net cash provided by (used for) financing activities was $(15.6) million in fiscal 2008, $8.2 million for the period from April 1, 2006 through July 21, 2006 and $1,909.0 million for the period from July 22, 2006 through March 31, 2007. Pro forma fiscal 2007 cash used for financing activities was $1,917.2 million. Cash used for financing activities in fiscal 2008 decreased $1,932.8 million from pro forma fiscal 2007 primarily as a result of significantly reduced net borrowings and related financing fees associated with the Merger and the Zurn acquisition in pro forma fiscal 2007. Financing activities in fiscal 2008 consisted of $27.4 million of debt repayments and the payment of $0.6 million of financing fees. These cash outflows were partially offset by $12.5 million of proceeds received from the issuance of common stock. Cash provided by financing activities in pro forma fiscal 2007 included: $721.6 million from the issuance of common stock and the related issuance of $2,116.9 million of debt to facilitate both the Merger and the Zurn acquisition. Approximately $765.7 million of these proceeds were used to repay the outstanding debt as of the Merger Date. An additional $59.1 million of debt repayments were made subsequent to the Merger Date in fiscal 2007. During pro forma fiscal 2007, we also paid $83.2 million of financing fees and $23.1 million of bond tender premiums to complete the Merger, the acquisition of Zurn and the issuance of debt to fund the March 2, 2007 dividend. The $449.8 million in additional debt financing proceeds was primarily used to pay a $440 million distribution to the Company’s equity holders and to enter into certain other transactions related thereto.

Cash provided by financing activities in fiscal 2006 included $312.0 million of additional term loans issued in May 2005 under our credit agreement. The proceeds from those term loans, net of $7.6 million of fees paid, were used to fund the Falk acquisition. Our strong performance allowed us to repay $65.0 million of debt during fiscal 2006, including $63.0 million of principal on the term loans. We also received $1.2 million of cash proceeds from the issuance of common stock in fiscal 2006.

Tabular Disclosure of Contractual Obligations

Payments of interest associated with our current revolving credit facility obligations have been omitted from the table below because they are predominantly based on varying market interest rates and varying debt balances. As of March 31, 2008, there were no outstanding obligations under the revolving credit facility.

		Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Term loan B facilities	$767.5	$2.0	$4.0	$4.0	$757.5
Senior subordinated notes due 2012	0.3	—	—	0.3	—
PIK Toggle Senior indebtedness due 2013 (1)	519.8	—	—	519.8	—
Senior notes due 2014 (2)	795.0	—	—	—	795.0
Senior notes due 2016	150.0	—	—	—	150.0
Senior subordinated notes due 2016	300.0	—	—	—	300.0
Other long-term debt	3.4	0.9	1.7	0.8	—
Interest on long-term debt obligations (3)	1,148.3	172.3	344.1	343.4	288.5
Purchase commitments	127.0	119.2	7.8	—	—
Operating lease obligations	67.4	18.6	24.5	14.3	10.0
Pension and post retirement plans (4)	60.3	10.0	23.5	26.8	na

Totals	$3,939.0	$323.0	$405.6	$909.4	$2,301.0

(1)	Excludes unamortized original issue discount of $7.5 million at March 31, 2008. We intend to retire this indebtedness with a portion of the net proceeds of this offering.

(2)	Excludes unamortized premium of $8.3 million received from the issuance of the additional 2014 notes.

(3)	Based on long-term debt obligations outstanding as of March 31, 2008. Future interest on the PIK Toggle senior indebtedness is excluded as it is currently being paid in kind and is therefore not currently a cash obligation.
(4)	Represents expected pension and post retirement contributions and benefit payments to be paid directly by the Company. Contributions and benefit payments beyond fiscal 2013 cannot be reasonably estimated.

Our pension and postretirement benefit plans which are discussed in detail in note 15 to our audited consolidated financial statements are included elsewhere in this prospectus. The pension plans cover most of our employees and provide for monthly pension payments to eligible employees upon retirement. Other postretirement benefits consist of retiree medical plans that cover a portion of employees in the United States that meet certain age and service requirements and other postretirement benefits for employees at certain foreign locations. See “Risk Factors—Our future required cash contributions to our pension plans may increase.”

Covenant Compliance

Our senior secured credit facilities require us to maintain a maximum senior secured bank leverage ratio (being the ratio of senior secured bank debt to Adjusted EBITDA) of no more than 4.25 to 1.0, calculated on a pro forma basis for the trailing four quarters (as determined under our senior secured credit facilities) as long as the commitments under our revolving credit facility remain outstanding. Failure to comply with this covenant would result in an event of default under our revolving credit facility which, unless waived by our revolving credit lenders or remedied within 45 days, would cause an event of default under our other senior secured credit facilities, and in any event would likely limit our ability to borrow funds pursuant to our revolving credit facility. An event of default under our senior secured credit facilities can result in the acceleration of our indebtedness under the facilities, which in turn would result in an event of default and possible acceleration of indebtedness under our debt securities. The total amount of debt which could therefore be accelerated as a result of a breach of this covenant was $2,545.9 million as of June 28, 2008. In addition, unless we comply with this covenant (or in the case of the carve-out for certain types of subordinated debt maintain a senior secured bank leverage ratio of 4.5 to 1.0), our ability under the negative covenants in our senior secured credit facilities to incur certain types of acquisition debt and certain types of subordinated debt, make certain types of acquisitions or asset exchanges, and make dividends or other distributions will be limited. As our failure to comply with the covenant described above can, at best, limit our ability to incur debt, grow our company or make dividends or other distributions and, at worst, cause us to go into default under the agreements governing our indebtedness, management believes that this covenant is material to us. As of June 28, 2008, we were in compliance with the covenant described above.

Adjusted EBITDA is defined in our senior secured credit facilities as net income, as adjusted for the items summarized in the table below. Adjusted EBITDA is not a measurement of our financial performance or liquidity under GAAP and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP.

Set forth below is a reconciliation of net income to Adjusted EBITDA. The data below for the twelve months ended June 28, 2008 is calculated by subtracting the data for the three months ended June 30, 2007 from the data for the year ended March 31, 2008 and adding the data for the three months ended June 28, 2008.

(in millions)	Three Months Ended June 30, 2007	Year Ended March 31, 2008	Three Months Ended June 28, 2008	Twelve Months Ended June 28, 2008
Net income	$(7.4)	$0.3	$0.2	$7.9
Interest expense, net	64.1	254.3	58.2	248.4
Provision (benefit) for income taxes	(0.5)	(0.9)	2.7	2.3
Depreciation and amortization	27.0	104.1	27.1	104.2

EBITDA	$83.2	$357.8	$88.2	$362.8

Adjustments to EBITDA:
(Gain) on Canal Street facility accident, net	(8.1)	(29.2)	—	(21.1)
Business interruption insurance recoveries related to fiscal 2008 (1)	2.5	2.8	—	0.3
Loss on divestiture (2)	—	11.2	—	11.2
Stock option expense	1.8	7.4	1.8	7.4
Impact of inventory fair value adjustment (3)	19.0	20.0	1.6	2.6
LIFO income (4)	(14.3)	(9.5)	1.9	6.7
CDSOA recovery (5)	—	(1.4)	—	(1.4)
Other expense, net (6)	2.9	6.7	2.2	6.0

Subtotal (7)				$374.5
Other senior secured credit facility adjustments:
Business interruption insurance recoveries related to fiscal 2007 (8)	—	8.3	—	8.3
Pro forma adjustments to give full year effect to the acquisition of GA (9)	1.8	8.6	—	6.8

Adjusted EBITDA				$389.6

Senior secured bank indebtedness (10)				$628.5
Senior secured bank leverage ratio (11)				1.61x

(1)	Represents the final settlement of our business interruption claim related to the Canal Street facility accident that was allocated to the period from April 1, 2007 through October 27, 2007. For the quarter ended June 30, 2007, the net gain on the Canal Street facility accident consists of $10.0 million of insurance proceeds ($2.5 million of business interruption proceeds and $7.5 million of property proceeds) offset by $1.9 million of incremental expenses and impairments.
(2)	On March 28, 2008, we sold Rexnord SAS and recorded a pretax loss on divestiture of approximately $11.2 million (including transaction costs.)
(3)	Represents the incremental unfavorable expenses of selling inventories that had been adjusted to fair value in purchase accounting as a result of the Zurn acquisition.
(4)	Last-in first-out (LIFO) inventory adjustments are excluded in calculating Adjusted EBITDA as defined in our senior secured credit facilities.
(5)	Recovery under Continued Dumping and Subsidy Offset Act (CDSOA)—See note 7 to our audited consolidated financial statements included elsewhere in this prospectus for an explanation of this recovery.
(6)	Other expense, net consists of the following (in millions):

	Three Months Ended June 30, 2007	Year Ended March 31, 2008	Three Months Ended June 28, 2008	Twelve Months Ended June 28, 2008
Management fee expense	$0.8	$3.0	$0.8	$3.0
Losses on sales of fixed assets	0.1	0.3	0.3	0.5
Foreign currency transaction losses	2.5	5.1	1.1	3.7
Equity in earnings of unconsolidated subsidiaries	(0.2)	(1.1)	0.2	(0.7)
Miscellaneous income	(0.3)	(0.6)	(0.2)	(0.5)

	$2.9	$6.7	$2.2	$6.0

(7)	Represents Adjusted EBITDA excluding out of period business interruption insurance recoveries and the pro forma effect of the GA acquisition for the period from April 1, 2007 through January 31, 2008.
(8)	Represents the final settlement of our business interruption claim related to the Canal Street facility accident that was allocated to the period from December 6, 2006 through March 31, 2007.
(9)	GA was acquired on January 31, 2008. This adjustment gives full year effect to the GA acquisition by reflecting GA’s pro forma Adjusted EBITDA for the periods from April 1, 2007 to June 30, 2007 and January 31, 2008, respectively. This adjustment has been derived from GA’s books and records and is unaudited and does not correspond to GA’s historical accounting periods.
(10)	The senior secured credit facilities define senior secured bank indebtedness as consolidated secured indebtedness for borrowed money, less unrestricted cash of $139.0 million at June 28, 2008. Senior secured bank indebtedness reflected in the table consists primarily of borrowings under the senior secured credit facilities.
(11)	The senior secured credit facilities define the senior secured bank leverage ratio as the ratio of senior secured bank indebtedness to Adjusted EBITDA for the trailing four fiscal quarters on a pro forma basis (as defined in the senior secured credit facilities).

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk during the normal course of business from changes in foreign currency exchange rates and interest rates. The exposure to these risks is managed through a combination of normal operating and financing activities and derivative financial instruments in the form of forward exchange contracts to cover known foreign exchange transactions.

Foreign Currency Exchange Rate Risk

Our exposure to foreign currency exchange rates relates primarily to our foreign operations. For our foreign operations, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries. See “Risk Factors—Our international operations are subject to uncertainties, which could adversely affect our operating results.”

Approximately 25% of our net sales originate outside of the United States, with approximately 15% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a material impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the end of the fiscal period using the average exchange rates in effect during the period. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our stockholders’ equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the end of the fiscal period. The U.S. Dollar continued to weaken during fiscal 2008 relative to many foreign currencies. For the fiscal year ended March 31, 2008, stockholders’ equity increased by $14.2 million as a result of foreign currency translation adjustments, and for the three months ended June 28, 2008, stockholders’ equity increased by $1.4 million. If the U.S. Dollar had strengthened by 10% as of March 31, 2008 or June 28, 2008, the results would have decreased stockholders’ equity by approximately $7.9 million and $11.2 million, respectively.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

At June 28, 2008, we had outstanding forward contracts for Canadian Dollars in the amount of 25.4 million Canadian Dollars entered into to hedge firm and anticipated monthly cash flows through fiscal 2009. These contracts are not designated as hedges for SFAS133 accounting purposes. The outstanding contracts are adjusted to mark-to-market through earnings. The Company believes that a hypothetical 10% adverse change in the foreign currency exchange rates would have resulted in a $2.7 million loss due to a write down in the fair value of the outstanding forward contracts as of June 28, 2008.

Interest Rate Risk

We utilize a combination of short-term and long-term debt to finance our operations and are exposed to interest rate risk on these debt obligations.

As of June 28, 2008, our borrowings under the term loan credit facility were apportioned between two primary tranches: a $570.0 million term loan B1 facility and a $197.5 million term loan B2 facility. Borrowings under the $570.0 million term loan B1 facility accrue interest, at our option, at the following rates per annum: (i) 2.50% plus the LIBOR Rate per annum, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). Borrowings under the $197.5 million term loan B2 facility accrue interest, at our option, at the following rates per annum: (i) 2.00% plus the LIBOR Rate, or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted average interest rate on our outstanding term loans at June 28, 2008 was 5.84%. In August 2006, we entered into an interest rate collar and an interest rate swap to hedge the variability in future cash flows associated with a portion of our variable-rate term loans. The interest rate collar provides an interest rate floor of 4.0% plus the applicable margin and an interest rate cap of 6.065% plus the applicable margin on $262.0 million of our variable-rate term loans, while the interest rate swap converts $68.0 million of our variable-rate term loans to a fixed interest rate of 5.14% plus the applicable margin. Both the interest rate collar and the interest rate swap became effective on October 20, 2006 and have a maturity of three years.

Borrowings under our $150.0 million revolving credit facility accrue interest, at our option, at the following rates per annum: (i) 2.25% plus the LIBOR Rate, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate).

Our PIK toggle senior indebtedness bears interest at a floating rate. The floating rate is equal to adjusted LIBOR (the interest rate per annum equal to the product of (a) the LIBOR in effect and (b) Statutory Reserves) plus 7.0%. As of March 31, 2008 and June 28, 2008 the interest rate was 10.06% and 9.68%, respectively.

Our results of operations would likely be affected by changes in market interest rates on the un-hedged portion of these variable-rate obligations and on our PIK toggle senior indebtedness. An increase in the interest rate of 1.00% on our variable rate debt would increase our interest cost by approximately $12.3 million on an annual basis.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, which addresses the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years that begin after December 15, 2006. The Company has adopted FIN 48 as of April 1, 2007, as required. As a result of the adoption of FIN 48, the Company recognized a $5.5 million decrease in the liability for unrecognized tax benefits, with an offsetting reduction to goodwill. Further discussion regarding the adoption of FIN 48 can be found in note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), as amended in February 2008 by FSP FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS 157 were effective for the Company as of April 1, 2008. However, FSP FAS 157-2 deferred the effective date for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequent basis, until April 1, 2009. SFAS 157 defines fair value, creates a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company adopted SFAS 157 on April 1, 2008; see note 10 to the condensed consolidated financial statements included elsewhere in this prospectus for disclosures required under SFAS 157. The Company has also elected a partial deferral of SFAS 157 under the provisions of FSP FAS 157-2 related to the measurement of fair value used when evaluating non-financial assets and liabilities.

In September 2006, the FASB released SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under the new standard, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. SFAS 158 also requires companies to measure the funded status of plans as of the date of the Company’s fiscal year end. The Company adopted the funding and disclosure requirements of SFAS 158 as of March 31, 2008. The measurement provisions of SFAS 158 were adopted on April 1, 2008. Upon adoption, the Company recorded an increase to retained earnings of $2.2 million ($1.3 million, net of tax). See note 15 to our audited consolidated financial statements and note 12 to our condensed consolidated financial statements included elsewhere in this prospectus for the incremental effects of adopting SFAS 158.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits all entities to choose to measure eligible items at fair value on specified election dates. The associated unrealized gains and losses on the items for which the fair value option has been elected shall be reported in earnings. SFAS 159 became effective for the Company as of April 1, 2008; however, the Company has not elected to utilize the fair value option on any of its financial assets or liabilities under the scope of SFAS 159.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in our consolidated financial statements within the equity section but separate from the company’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier application is prohibited. The Company is currently evaluating the requirements of SFAS 160 and does not expect adoption of SFAS 160 will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). The objective of SFAS 141(R) is to improve the information provided in financial reports about a business combination and its effects. SFAS 141(R) states that all business combinations (whether full, partial or step acquisitions) must apply the “acquisition method.” In applying the acquisition method, the acquirer must determine the fair value of the acquired business as of the acquisition date and recognize the fair value of the acquired assets and liabilities assumed. As a result, it will require that certain forms of contingent consideration and certain acquired contingencies be recorded at fair value at the acquisition date. SFAS 141(R) also states acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for business combination transactions for which the acquisition date is on or after April 1, 2009, and earlier application is prohibited. The Company is currently evaluating the requirements of SFAS 141(R) and will apply the statement to any acquisitions after March 31, 2009.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (“SFAS 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently reviewing the requirements of SFAS 161 to determine the impact on its financial statements.

BUSINESS

Our Company

We believe we are a leading, global multi-platform industrial company strategically positioned within the markets and industries we serve. Our business is comprised of two strategic platforms: (i) Power Transmission and (ii) Water Management. We believe that we have the broadest portfolio of highly engineered, mission and project-critical Power Transmission products in the end markets we serve. Our Power Transmission products include gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain and conveying equipment. Over the past century our Water Management platform has established itself as an innovator and leading designer, manufacturer and distributor of highly engineered water products and solutions that deliver water conservation, safety and hygiene, treatment, and control & comfort to the infrastructure construction, consumer/business construction and, to a lesser extent, the residential construction end markets. Our highly engineered Water Management portfolio includes: specification drainage, PEX, water control, commercial brass products, check valves, butterfly valves, slide/sluice gates and hydraulic actuation systems.

We are led by an experienced, high-caliber management team that employs a proven operating system, Rexnord Business System, or RBS, modeled after the Danaher Business System, to drive excellence and world class performance in all aspects of our business by focusing on the “Voice of the Customer” while continuously improving our growth, quality, delivery and cost. Our global footprint encompasses 28 Power Transmission manufacturing and four Power Transmission repair facilities located around the world and 21 Water Management manufacturing and warehouse facilities in North America which allow us to meet the needs of our increasingly global customer base as well as our distribution channel partners. We employ approximately 7,400 employees and for our fiscal year ended March 31, 2008, we generated net sales of $1.9 billion, net income of $0.3 million, and Adjusted EBITDA of $382.7 million (which includes $8.6 million of pro forma adjustments to give full year effect to the acquisition of GA on January 31, 2008 and $8.3 million of recoveries related to the Canal Street facility accident for the period from December 6, 2006 through March 31, 2007).

Our Strategic Platforms

Our strategy is to build the company around multi-billion dollar, global platforms that participate in end markets with above average growth characteristics where we are, or have the opportunity to become, the industry leader. We have successfully completed and integrated several acquisitions and expect to continue to pursue strategic acquisitions inside our existing platforms that will expand our geographic presence, broaden our product lines, or allow us to move into adjacent markets. Over time, we anticipate adding additional platforms to our company. An overview of our existing platforms is outlined below. For financial information about these platforms, see note 19 to our audited consolidated financial statements contained elsewhere in this prospectus:

Power Transmission

Our Power Transmission products include gears, couplings, industrial bearings, flattop, aerospace bearings and seals, special components and industrial chain and conveying equipment and are marketed and sold globally under brands such as Rex®, Falk™ and Link-Belt®. We sell our Power Transmission products into a diverse group of attractive end markets, including aerospace, agri-farm, air handling, cement and aggregates, chemicals, construction equipment, energy, beverage and container, forest and wood products, marine, material and package handling, mining, natural resource extraction and petrochemical. Our international net sales (as measured on a destination basis) have grown from 34% of Power Transmission net sales in fiscal 2006 to 40% in fiscal 2008.

Over the past century, we have established long-term relationships with original equipment manufacturers, or OEMs, and end users serving a wide variety of industries. As a result of our long-term relationship with OEMs and end users, we have created a significant installed base for our Power Transmission products, which are consumed or worn in use and have a relatively predictable replacement cycle. We believe this replacement dynamic drives recurring aftermarket demand for our products. We estimate that approximately 45% of our North American Power Transmission net sales are to distributors. These net sales are primarily driven by aftermarket demand for our products.

Most of our products are critical components in large scale manufacturing processes, where the cost of component failure and resulting downtime is high. We believe our reputation for superior quality products and our ability to meet lead times as short as one day are highly valued by our customers, as demonstrated by their strong preference to replace their worn Rexnord products with new Rexnord products, for “like-for-like” product replacements. We believe our customers’ preference to replace “like-for-like” products, combined with our significant installed base, enables us to achieve premium pricing, generates a source of recurring revenue and provides us with a competitive advantage. We believe the majority of our products are purchased by customers as part of their regular maintenance budgets and in many cases do not represent significant capital expenditures.

Over the past several years, both our customer base, as well as many of our end markets have grown faster than the underlying economic growth in the United States. Our international net sales (as measured on a destination basis) have grown from 34% of Power Transmission net sales in fiscal 2006 to 40% in fiscal 2008.

Set forth below are our Power Transmission net sales for fiscal 2008 by end market and by geographic destination:

Water Management

Our Water Management products include professional grade specification plumbing, water treatment and waste water control products marketed and sold through widely recognized brand names, including Zurn®, Wilkins®, Aquaflush®, Aquasense®, Aquavantage®, Zurn One Systems®, Ecovantage®, Aquaspec®, Zurn PEX®, Checktronic®, Cam-Seal®, Rodney Hunt® and Golden Anderson™.

Over the past century, our Water Management platform has established itself as an innovator and leading designer, manufacturer and distributor of highly engineered water products and solutions that deliver water conservation, safety & hygiene, treatment, and control & comfort to the infrastructure construction, commercial construction and to a lesser extent, the residential construction end markets. Segments of the infrastructure end market include: municipal water and wastewater, transportation, government, health care and education. Segments of the commercial construction end market include: lodging, retail, dining, sports arenas, and warehouse/office. The demand for our Water Management products is primarily driven by new infrastructure, commercial and, to a lesser extent, residential construction. In our Water Management platform, we believe that by focusing our efforts and resources towards end markets that have above average growth characteristics we can continue to grow our platform at rates above the growth rate of the overall market and the growth rate of our competition. Additionally, we believe there is a significant opportunity for future growth by selling and distributing a number of our products into the expanding renovation and repair market.

Our Water Management products are principally specification-driven, project-critical and typically a low percentage of the overall project cost. We believe these characteristics, coupled with our extensive distribution network, creates a high level of end user loyalty for our products and allows us to maintain leading market shares in the majority of our product lines. We believe we have become a market leader in the industry by meeting the stringent third party regulatory, building and plumbing code requirements and subsequently achieving specification of our products into projects and applications. The majority of these stringent testing and regulatory approval processes are completed through USC, NSF or AWWA, prior to the commercialization of our products.

Our Water Management platform has an extensive network of more than 550 independent sales representatives across approximately 170 sales agencies in North America who work with local engineers, contractors, builders and architects to specify, or “spec-in,” our Water Management products for use in construction projects. Specifically, it has been our experience that, once an engineer, contractor, builder or architect has specified our product with satisfactory results, they will generally continue to use our products in future projects. The inclusion of our products with project specification, combined with our ability to innovate, engineer and deliver products and systems that save time and money for engineers, contractors, builders and architects have resulted in growing demand for our Water Management products. Approximately 80% of our Water Management platform net sales come from products that are specified for use in projects by engineers, contractors, builders or architects. Our Water Management distribution model is predicated upon maintaining high product availability near our customers. We believe that this model provides us with a competitive advantage as we are able to meet our customer demand with local inventory at significantly reduced lead times as compared to others in our industry.

Set forth below are our Water Management net sales for fiscal 2008 by end market, adjusted to assume the full year effect of our January 2008 acquisition of GA industries, Inc. (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—The GA Acquisition”) (the GA information is based on GA’s books and records, is unaudited and does not conform to GA’s historical accounting periods), which was completed on January 31, 2008 and by geographic destination:

The inclusion of the GA acquisition in our net sales for the full fiscal year 2008 effectively increased the proportion of our fiscal year 2008 net sales related to the infrastructure construction end market by seven percentage points. while decreasing the proportion of our fiscal year 2008 net sales related to the commercial construction and residential construction end markets by four and three percentage points, respectively.

Our Products

Power Transmission Products

Gears. We are a leading manufacturer of gear drives and large gear sets for the heavy duty industrial market, with the number one position in the North American market for parallel shaft, right angle, and inline drives along with mill gear sets. Gear drives and gear sets reduce the output speed and increase the torque from an electronic motor or engine to the level required to drive a particular piece of equipment. Our gear drives, service and gear sets are used in a number of heavy duty industries. These primary industries include the natural resource extraction, steel, pulp and paper, chemical, forest and wood industries. We manufacture a wide range of heavy duty, medium and light duty gear drives used for bulk material handling, mixing, pumping and general gearing applications. We also operate a gear service and repair business through our Product Service group (Prager™ and Falk Renew®). We believe we are the number one provider of gear repair, replacement parts and onsite services in the US. Generally, our gear drives and gear sets have an average replacement cycle of 5 to 20 years. We estimate that our aftermarket sales of gears comprise half of our overall gear sales. Our gear products are manufactured in our facilities in Wisconsin, Louisiana, Pennsylvania, Texas, Virginia, Australia, Canada, China and Germany. Our gear products are sold under the Falk™, Rex®, Link-Belt® , Stephan™ and Prager™ brand names. We categorize our gear products and services as follows.

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Heavy duty gear drives. Heavy duty gear drives are generally sold in either parallel shaft or right angle configurations with torque ratings up to 15 million inch pounds. Heavy duty gear drives are typically used to power bulk material handling and conveying systems in the cement, coal and mining industries, as well as crushing, mixing, hoisting and marine applications.

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Medium and light duty gear drives. Medium and light duty gear drives perform the same function as heavy duty gear drives, but with a maximum torque rating of 3 million inch pounds, and are typically used in medium and light duty material handling, mixing and pumping applications. Products include speed reducers, gearmotors, shaft mounts and mixer drives. We also buy and resell a range of private label products including worm drives, gearmotors and backstops.

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General gearing. General gearing includes ring gears and pinions used in the hard rock mining, cement and power generation industries for large crushing and milling applications such as ball mills, SAG mills and cement kilns.

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Gear service and Repair. Falk Renew and Prager are our gearbox service and repair businesses, servicing the largest installed base of geared products in the Americas. The service repair business is operated from facilities in Louisiana, Pennsylvania, Texas, Wisconsin, Canada, Australia, Brazil and Mexico.

We believe we are a leading manufacturer of heavy duty gear drives and mill gearing in North America, and we sell our gear products to a variety of customers within numerous end markets. Market competition in the heavy duty gear industry is based primarily on quality, lead times, reputation for quality and cost. We estimate the global gear market to be approximately $5.0 billion. The global market is both competitive and fragmented, with a few significant competitors and none that dominate.

Couplings. Couplings are primarily used in high-speed, high torque applications and are the interface between two shafts that permit power to be transmitted from one shaft to the other. Our couplings are sold to a variety of end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. We estimate that our aftermarket sales of couplings comprise half of our overall coupling sales. Our couplings are manufactured in our facilities in Alabama, Nebraska, Texas, Wisconsin and Germany.

Couplings are comprised of the grid, flexible disc, elastomeric and gear product lines and are sold under the Steelflex®, Thomas®, Omega®, Rex® Viva®, Wrapflex®, Lifelign®, True Torque® and Addax® brand names.

•	Grid. Grid couplings are lubricated couplings that offer simpler initial installation than gear couplings and the ability to replace in place. Our grid couplings are sold under the Steelflex® brand.

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Flexible disc. Flexible disc couplings are non-lubricated, metal flexing couplings that are used for the transmission of torque and the accommodation of shaft misalignment. Our flexible disc couplings are sold under the Thomas®, Freedom™ and ModulFlexTM brands.

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Elastomeric. Elastomeric couplings are flexible couplings ideal for use in industrial applications such as pumps, compressors, blowers, mixers and many other drive applications and are marketed under the Rex Omega®, Rex® Viva® and Wrapflex® brands.

•	Gear. Gear couplings are lubricated couplings that are typically more torque dense than other coupling types. Our gear couplings are sold under the Lifelign® brand.

The global couplings market is estimated at approximately $1.0 billion in annual sales and generally follows the investment cycles of the industries it supplies. We sell our couplings to a variety of customers in several end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. Global demand for couplings is split approximately equally among North America, Europe and the rest of the world. The couplings market is split between dry couplings and wet couplings and is fragmented, with numerous manufacturers.

Industrial Bearings. Industrial bearings are components that support, guide and reduce the friction of motion between fixed and moving machine parts. These products are primarily sold for use in mining, aggregate, forest and wood products, construction equipment, and agricultural equipment industries. Industrial bearings are sold either mounted or unmounted. We primarily produce mounted bearings, which are offered in a variety of specialized housings to suit specific industrial applications, and generally command higher margins than unmounted bearings. Bearings have an average replacement cycle of 3 to 5 years. We estimate that our aftermarket sales of industrial bearings products comprise more than half of our overall industrial bearings sales. We manufacture our industrial bearings products in our facilities in Indiana, Tennessee and Illinois. Our primary industrial bearings products include:

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Spherical Roller Bearings. Self-aligning and self-contained spherical roller bearings provide high capacity for heavy-duty and high-precision applications. They are used extensively on earth-moving equipment, vibrating screens, steel mill and paper mill equipment, embossing rolls, printing presses, and torque converters.

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Ball Bearings. Ball bearings provide a versatility of application arrangements for carrying shafts with radial or combination radial and thrust loads. They are designed for general purpose industrial machinery, conveyors, chain and belt drives, fans and blowers, power transmission, and many other applications.

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Cylindrical Roller Bearings. Cylindrical roller bearings are manufactured to American Bearing Manufacturers Association (“ABMA”) boundary dimensions. These bearings require minimum space and provide maximum rate capacity. Various configurations including separable inner and outer ring combinations offer ample application flexibility.

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Filament and Sleeve Bearings. Filament bearings, sold under the Duralon® brand name, are self-lubricating bearings that feature a woven Teflon® fabric liner and can withstand demanding loads and speeds. Rigid sleeve bearings provide compact and reliable usage in applications where continuous operation and uninterrupted service are required. Because bearing material wears gradually, sudden breakdowns and costly maintenance are minimized. Sleeve bearings can handle a wide variety of applications such as log decks, sewage treatment equipment, furnaces and ovens, and fans and blowers.

We believe we are one of the leading producers of mounted bearings in North America. We sell our industrial bearings products to a variety of customers within numerous end markets. Market competition in the bearings industry is based primarily on cost, quality, on-time delivery and market access.

Flattop. Our flattop chain is a highly engineered conveyor chain that provides a smooth continuous conveying surface that is critical to high-speed operations such as those used to transport cans and bottles in beverage-filling operations, and is primarily sold to the food and beverage, consumer products, warehousing and distribution, and parts processing industries. Flattop chain products generally need to be replaced every 4 to 5 years on average. We manufacture our flattop chain products in our manufacturing facilities in Wisconsin, Italy and the Netherlands. Our primary flattop chain products include:

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TableTop® chain. We believe we are a leading manufacturer of unit link flattop chain, which we market as our TableTop® chain. Although unit link flattop chain was originally available only in metal, today we sell more plastic chain than metal as metal unit link flattop chain has been gradually replaced with plastic chain. We believe that we maintain one of the industry’s largest product portfolio of both plastic and metal unit link flattop chain.

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Mat Top® chain. Mat Top® chain is our brand of modular chain that is made completely of plastic. Modular chain has an inherent advantage over competing products such as rubber belt and roller conveyors due to its more precise functioning, lower maintenance requirements and corrosion resistance. Modular chain applications have gradually expanded to include beverage and unit handling, and we have positioned ourselves as one of the top suppliers of modular chain to the food and beverages and other unit handling industries.

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Conveyor components. We manufacture a full range of conveyor components that are sold in conjunction with our TableTop® and Mat Top® chain products. These products, which include levelers and guide rails, enable us to offer a complete package of conveying and conveyor components.

We market our flattop chain products directly to end users and market and sell these products to both OEMs and distributors. The flattop chain market has experienced and continues to undergo a shift towards plastic. We believe this trend towards plastic will continue in the flattop chain market as more food and beverage companies begin to replace their older conveyor lines and as container production continues to move away from the use of returnable glass bottles that have traditionally been conveyed on stainless steel chain. This is a global trend that is more pronounced and developed in North America. Other regions of the world use a higher relative share of glass containers due to environmental demands and overall industry maturity. In addition, we believe there will be other additional growth opportunities as rubber belt and roller conveyors are replaced by newer technologies.

Aerospace Bearings and Seals. We supply our aerospace bearings and seals to the commercial aircraft, military aircraft and regional jet end markets for use in door systems, engine accessories, engine controls, engine mounts, flight control systems, gearboxes, landing gear and rotor pitch controls. The majority of our sales are to engine and airframe OEMs that specify our Power Transmission products for their aircraft platforms. Our aerospace bearings and seals products consist of rolling element airframe bearings sold under the Shafer® brand, slotted-entry and split-ball sliding bearings sold under the PSI® brand name and aerospace seals that are sold under the Cartriseal® brand name, which are primarily sold for use in both aerospace and industrial applications. Our aerospace bearings and seals products are manufactured in our facilities in Illinois and California and are supported by a direct sales organization, aerospace agents and distributors.

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Rolling element airframe bearings (Shafer® bearing). We believe we are a leading supplier of rolling element airframe bearings. We also provide technical service, product development and testing and have achieved a strong position in the high performance oscillating bearing market. Shafer® roller bearings provide low friction, high load carrying capabilities and internal self-alignment and are used in landing gear, flight control systems and door systems.

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Slotted-entry and split-ball sliding bearings (PSI® bearing). We believe we are a leading supplier of slotted-entry and split-ball sliding bearings. Slotted-entry bearings are utilized because of their reduced weight, smaller size and design flexibility and are used primarily in landing gears, flight control systems and engine mounts. Split-ball sliding bearings are used for their unidirectional axial load capabilities, additional total bearing area, high capacity and greater stiffness and are found in secondary control systems, such as slats and flaps, as well as applications such as landing gear retract actuators and fixed-end flight control actuators. We also manufacture split-race bearings, used in landing gears where high load and stiffness are required, which provide equal axial load capabilities in either direction, allowing more total bearing area, capacity and ease of installation and replacement.

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Aerospace seals (Cartriseal®). We manufacture aerospace seals, turbine gearbox and accessory equipment seals and small turbine mainshaft seals and refrigeration compressor seals. We also manufacture contacting face seals and non-contacting, or lift off, face seals, circumferential seals and specialty seals used in gas turbine engines, gearboxes, auxiliary power units, accessory equipment, refrigeration compressors, industrial turbines and compressors.

The aviation market is undergoing significant change because of the long term growth of the flying public and the long term continued expansion of the global economy. The order books at the OEMs are full based on the orders that are being placed for platforms such as the B737, B777, B787, A320, A330 and A380. Aircraft operators are facing pressure because of the rising price of oil and rising maintenance costs. We are well positioned to provide the products and services to meet the rising demand in the market both for the OEM manufacturers and for the aircraft operators.

The aerospace components industry we are a part of, is fragmented and consists of many specialized companies and a limited number of larger, well-capitalized companies who provide integrated systems to aircraft manufacturers. We compete in specific segments of the aircraft market such as flight controls, landing gear systems and small engines/auxiliary power units. These segments are typically several hundred million dollars in revenues. These market segments are subject to stringent regulatory approvals, quality requirements and certification processes.

Special Components. Our special components products are comprised of three primary product lines: electric motor brakes, miniature Power Transmission components and security devices for utility companies. These products are manufactured by our three stand-alone niche businesses: Stearns, W.M. Berg and Highfield, which are located in Wisconsin, New York and Connecticut, respectively.

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Stearns. Stearns is a manufacturer of electric motor brakes, switches and clutches. These products are used in a wide variety of applications where safety or protection of people or equipment is required.

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W.M. Berg. W.M. Berg offers a complete line of miniature precision rotary and linear motion control devices in addition to a highly diverse product line consisting of gears, idlers, bearings, sprockets, cams, belts and couplings.

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Highfield. Highfield manufactures a broad range of utility company barrel lock and key systems, security hardware, specialty tools, metal-formed sealing devices and safety valves. Its business is divided into four separate product groups, including security, oil valves, impellers and gas safety valves.

Stearns’ products are used in a diverse range of applications, including steel mills, oil field equipment, pulp processing equipment, large textile machines, rubber mills, metal forming machinery and dock and pier handling equipment. W.M. Berg sells its products to a variety of markets, including semiconductor, telecommunications, medical equipment, robotics, instrumentation, office equipment, production tooling, digital imaging and printing, aerospace and automated vending. Highfield’s products are sold to a variety of markets, including electric, gas, water, telecommunications, utilities and plumbing and heating.

Stearns services customers in numerous industries, including material handling, cranes, servomotors and actuators, conveyors and single-phase motor manufacturers. Approximately 75% of W.M. Berg’s sales are made to OEMs with the remaining sales generally going through distributors. For fiscal 2008, the majority of Highfield’s sales were made to wholesalers, utilities and installers.

We compete against a wide variety of niche manufacturers in each of our respective markets. The competition is generally local or regional in nature.

Conveying Equipment and Industrial Chain. Our conveying equipment and industrial chain products are manufactured in our facilities in Wisconsin, Germany, China and Brazil. These products are used in various applications in numerous industries, including food and food processing, beverage and container, mining, construction and agricultural equipment, hydrocarbon processing and cement and aggregates processing. Our primary products include:

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Conveying Equipment. Our conveying equipment product group provides design, assembly, installation and after-the-sale services primarily to the mining, cement and aggregate industries. Its products include engineered elevators, conveyors and components for medium to heavy duty material handling applications. Rexnord has been one of the world’s leading suppliers of conveying equipment and technology in material handling for more than 100 years.

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Engineered steel chain. Our engineered steel chain products, which are sold under the Link-Belt® and Rexnord® brand names, are designed and manufactured to meet the demands of customers’ specific applications. These products are used in many applications including cement elevators, construction and mining equipment and conveyors, and they are supplied to the cement and aggregate, energy, food and beverage, and forest and wood products industries.

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Roller chain. In the United States, roller chain is a product that is generally produced according to an American National Standards Institute (“ANSI”) specification. Our roller chain product line, which is marketed under the Rexnord® and Link-Belt® brand names, is supplied to a variety of industries primarily for conveyor and mechanical drive applications.

We market and sell our industrial chain products directly to OEMs, end users, and through industrial distributors. We believe we have a leading position in the North American market for engineered steel chain.

Water Management Products

Specification Drainage. Our specification drainage products are manufactured in our facilities in Pennsylvania and New York. Specification drainage products are used to control storm water, process water and potable water in various commercial, industrial, civil and irrigation applications. This product line includes point drains (such as roof drains and floor drains), linear drainage systems, interceptors, hydrants, fixture carrier systems, chemical drainage systems and light commercial drainage products.

Our specification drainage products include:

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Point Drains. Roof and floor drains, sold under the Zurn® brand name, are installed in various applications to control storm water or process water. These drains range in size from 2” to 12” in thousands of different configurations, including many specialty drains, and are designed for specific applications in roof and floor construction in commercial office buildings, schools, manufacturing facilities, restaurants, parking garages, stadiums and most any other facility where control of water is required. All of our point drain products have various options that allow the engineer to configure and specify the right drain for the specific application. Included in this product line are many labor-saving devices that are designed to make the installation of the drains much faster and easier for the contractor.

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Linear Drainage Systems. Linear drainage systems are sold under the Flo Thru® brand and are designed to control large amounts of water in outdoor applications such as shipping ports, airports, commercial buildings and highways. Our linear drains are manufactured from various materials including stainless steel, fiberglass and high density polyethylene and range from 2 to 10 feet in length and from 4” to 26” in width. Our Hi-Cap® high capacity drains are 80” long with throat dimensions from 12” to 23” wide. Hi-Cap drains are used primarily in roadside drainage applications. We also manufacture specialty linear drainage products designed for applications such as fountains, football fields and running tracks.

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Interceptors. We offer a complete line of grease, solids and oil interceptors, which are designed to prevent harmful or undesirable substances from entering wastewater control systems. Grease interceptors are used primarily in restaurants to keep grease from entering wastewater systems and creating damaging clogs. Solid interceptors are used in various applications to remove any type of solid from the waste stream, including hair, lint and sand. Oil interceptors are used in applications such as filling stations, where oil could otherwise potentially mix with storm water or waste water.

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Hydrants. We manufacture a complete line of hydrants, which provide potable water sources in various locations throughout commercial and industrial facilities. Our hydrants are designed to be installed on the exterior of facilities and will prevent freezing of water lines in cold climates. Various configurations of the hydrants, including wall hydrants, ground hydrants, post hydrants and yard hydrants, are manufactured with hose connections of various sizes, depending on the desired water flow rate.

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Fixture Carrier Systems. Zurn fixture carrier systems are the mechanisms by which toilets, urinals and lavatories are retained to the wall. These products are manufactured from steel and cast iron for standard duty, heavy duty, extra heavy duty and bariatric applications, with load ratings ranging from 300 to 1,000 pounds.

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Chemical Drainage Systems. Zurn’s chemical drainage systems include the pipe and fittings required to handle corrosive waste streams from pharmaceutical, food processing and laboratory facilities. These products are manufactured from polypropylene and PVDF (polyvinylidene fluoride) and in sizes from 1 1/2” to 4” in diameter, with special fabrications of up to 10” in diameter.

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Light Commercial. Zurn’s light commercial product line offers a complete selection of PVC (poly-vinyl-chloride), ABS (acrylonitrile-butadiene-styrene), brass and cast iron drainage products to wholesalers serving the light commercial and residential end user. Our light commercial offerings include many non-specification variations of our other specification drainage products described above.

PEX. Zurn PEX® is our product line manufactured out of cross-linked polyethylene into tubing. Zurn PEX® is essentially polyethylene (PE) material (a thermoplastic that consists of a series of ethylene hydrocarbon chains) which has undergone a chemical or physical reaction that causes the molecular structure of the PE chains to link together. This reaction creates a three dimensional structure which has superior resistance to high temperature and pressure. Zurn PEX® tubing demonstrates superior characteristics at elevated temperatures and pressures (as compared to uncross-linked polyethylene) in the areas of tensile strength, resistance to deformation, resistance to corrosion and mineral build-up, creep resistance, abrasion resistance, impact strength and chemical resistance. This makes Zurn PEX® a perfect product for high temperature and pressure fluid distribution piping.

Our Zurn PEX® products include complete lines of pipe, fittings, valves and installation tools for both potable water and radiant heating systems. These systems are engineered in our facilities in Commerce, Texas, Elkhart, Indiana and Erie, Pennsylvania, to meet stringent NSF requirements.

Our Zurn PEX® products include:

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Zurn PEX Plumbing Systems. Our Zurn PEX® plumbing line includes brass and polymer insert and crimp fittings, a proprietary line of crimp rings, valves and manifolds and Zurn PEX® tube in sizes from 1 /4 ” to 1 1/4” in diameter. These plumbing systems are used by residential and commercial builders in place of traditional copper piping systems.

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Zurn PEX Radiant Heating Systems. Our Zurn PEX® radiant heating line includes the manifolds, control valves, fittings and Zurn PEX® tube necessary to install a radiant heating system. Radiant heating systems, in which Zurn PEX® tube is installed in the floor to transfer heat from circulated hot water into a building, are used in place of traditional forced air heating systems.

Water Control. Our water control products are sold under the Wilkins® brand name and encompass a wide variety of valves, including backflow preventers, fire system valves, pressure reducing valves and thermostatic mixing valves. These products are designed to meet the stringent requirements of independent test labs, such as the Foundation for Cross Connection Control and Hydraulic Research at the University of Southern California

(“USC”) and the NSF, and are sold into the commercial and industrial construction end markets as well as the fire protection, waterworks and irrigation end markets.

Our water control products include:

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Backflow Preventers. We offer a complete line of backflow prevention valves, which are designed to protect potable water systems from cross-connection with contaminated liquids, gases or other unsafe substances by stopping the unwanted reverse flow of water. Our backflow preventers accommodate a range of pipe sizes from 1 /4 ” to 12” and cover a wide variety of specific applications in the plumbing, irrigation, municipal, fire protection and industrial end markets. All backflow preventers are highly engineered and specified to exceed rigorous industry approvals and standards.

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Fire System Valves. Zurn provides control valves for commercial fire hose and fire sprinkler systems under the Pressure-Tru® and Wilkins® brand names. These products are designed to regulate the pressure of water in fire prevention systems in high-rise buildings, as well as opening and closing flow in pipe sizes standard to the industry.

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Relief Valves. Wilkins® relief valves are designed to lower water pressure to safe and manageable levels for commercial, residential, industrial and irrigation applications in a wide variety of pipe sizes. These valves also promote water conservation. Inlet pressures as high as 400 psi are accommodated with both direct acting and pilot operated valves.

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Thermostatic Mixing Valves. Zurn’s Aqua-Guard® valves thermostatically balance the hot and cold water mix in commercial and residential hot water and hydronic heating systems. The valves provide protection against hot water scalding, help prevent the growth of bacteria in hot water systems and promote energy conservation.

Commercial Brass. Zurn’s commercial brass product line is manufactured in New York and North Carolina. It’s commercial brass products include manual and sensor operated flush valves marketed under the Aquaflush®, Aquasense® and Aquavantage® brand names and heavy duty commercial faucets marketed under the Aquaspec® brand name. Innovative water conserving fixtures are marketed under the Ecovantage® and Zurn One® brand names. These products are commonly used in office buildings, schools, hospitals, airports, sports facilities, convention centers, shopping malls, restaurants and industrial production buildings. The Zurn One Systems® integrate commercial brass and fixtures into complete, easily customizable plumbing systems, and thus provide a valuable time- and cost-saving means of delivering commercial and institutional bathroom fixtures.

Water and Wastewater. GA’s products are manufactured in Pennsylvania and Massachusetts. It’s products are used to control water and waste water throughout the water cycle from raw water through collection, distribution and wastewater treatment. GA is a leader in the design, application, and manufacture of automatic control valves, check valves, air valves, large butterfly valves, slide/sluice gates, actuation systems, and other specialized products for municipal, industrial, and hydropower applications. Over 90% of its comprehensive product lines go to the growing and less-cyclical water and wastewater markets.

Our Markets

We evaluate our competitive position in our markets based upon the markets we serve. We generally do not participate in segments of our served markets that are thought of as commodities or in applications that do not require differentiation based on product quality, reliability and innovation. In both of our platforms, we believe the end markets we serve span a broad and diverse array of commercial and industrial end markets with solid fundamental long-term growth characteristics.

Power Transmission Market

According to Industrial Market Information, Inc., the North American Power Transmission market generates approximately $103 billion in annual sales. Of this overall estimated Power Transmission market, the relevant or served North American market for our current product offerings is approximately $5 billion in sales per year.

Globally, we estimate our served market to be approximately $12 billion in sales per year. The Power Transmission market is relatively fragmented with most participants having single or limited product lines and serving specific geographic markets. While there are numerous competitors with limited product offerings, there are only a few national and international competitors of a size comparable to us, including the Emerson Power Transmission division of Emerson Electric and the Dodge Manufacturing division of Baldor Electric. While we compete with certain domestic and international competitors across a portion of our product lines, we do not believe that any one competitor directly competes with us on all of our product lines. The industry’s customer base is broadly diversified across many sectors of the economy. We believe that growth in the Power Transmission market is closely tied to overall growth in industrial production, which we believe has significant long-term growth fundamentals. In addition, we believe that Power Transmission manufacturers who innovate to meet the changes in customer demands and focus on higher growth end markets can grow at rates faster than overall U.S. industrial production.

Our Power Transmission products are generally critical components in the machinery or plant in which they operate, yet they typically account for a low percentage of an end user’s total production cost. We believe, because the costs associated with Power Transmission product failure to the end user can be substantial, end users in most of the markets we serve focus on Power Transmission products with superior quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop a reputation for quality and reliability, as well as create and maintain an extensive distribution network, which we believe leads to strong recurring aftermarket revenues, attractive margins on products and market share gain.

The Power Transmission market is also characterized by the need for sophisticated engineering experience, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. We believe entry into our markets by competitors with lower labor costs, including foreign competitors, will be limited due to the fact that we manufacture highly specialized niche products that are critical components in large scale manufacturing processes, where the cost of component failure and resulting downtime is high. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we believe should allow suppliers with broader product offerings to capture additional market share.

Water Management Market

According to the U.S. Census Bureau, U.S. non-residential construction expenditures were approximately $637.5 billion in 2007. We estimate that the relevant market within non-residential construction for all of our Water Management product offerings is approximately $4.5 billion. Although Zurn competes against numerous competitors with limited products or scale, one competitor, Watts Water Technologies, competes with Zurn across several lines on a nationwide basis. Zurn also competes against Sloan Valve Company in flush valves, Uponor (formerly Wirsbo) in PEX piping and Geberit in commercial faucets.

We believe the segment in which our Water Management platform participates is relatively fragmented and that most of our competitors offer more limited product lines. While we compete with certain of our competitors across a portion of our product lines, we do not believe that any one competitor directly competes with us across all of our product lines.

We believe the areas of the water management industry in which we compete are tied to growth in industrial and commercial construction, which we believe to have significant long-term growth fundamentals. Historically, the institutional and commercial construction industry has been more stable and less vulnerable to down-cycles than the residential construction industry. Compared to residential construction cycles, downturns in institutional and commercial construction have been shorter and less severe, and upturns have lasted longer and had higher peaks in terms of spending as well as units and square footage. In addition, through successful new product innovation, we believe that water management manufacturers are able to grow at a faster pace than the broader infrastructure and commercial construction markets, as well as mitigate downturns in the cycle.

Water management products tend to be project-critical, highly engineered and high value-add and typically are a low percentage of overall project cost. We believe the combination of these features creates a high level of end user loyalty. Demand for these products is influenced by regulatory, building and plumbing code requirements. Many water management products must be tested and approved by USC, NSF, or AWWA before they may be sold. In addition, many of these products must meet detailed specifications set by water management engineers, contractors, builders and architects.

The water management industry’s specification-driven end markets require manufacturers to work closely with engineers, contractors, builders and architects in local markets across the United States to design specific applications on a project-by-project basis. As a result, building and maintaining relationships with engineers, contractors, builders and architects who specify or “spec-in” products for use in construction projects and having the flexibility in design and product innovation is critical to compete effectively. Companies with a strong network of such relationships have a competitive advantage. Specifically, it has been our experience that, once an engineer, contractor, builder or architect has specified our product with satisfactory results, they will continue to use our products in future projects.

Acquisitions

The GA Acquisition

On January 31, 2008, we utilized existing cash balances to purchase GA Industries, Inc. for $73.7 million, net of $3.2 million of cash acquired. This acquisition expanded our Water Management platform into the water and wastewater markets, specifically in municipal, hydropower and industrial environments. GA Industries, Inc. is comprised of GA Industries and Rodney Hunt Company, Inc. GA Industries is a manufacturer of automatic control valves, check valves and air valves. Rodney Hunt Company, Inc., its wholly owned subsidiary at the time of closing, is a leader in the design and manufacture of sluice/slide gates, butterfly valves and other specialized products for municipal, industrial, and hydropower applications. GA is included in our results of operations from February 1, 2008.

The Zurn Acquisition

On February 7, 2007 we acquired Zurn from an affiliate of Apollo for a cash purchase price of $942.5 million, including transaction costs. The purchase price was financed through an equity investment by Apollo and its affiliates of approximately $282.0 million and debt financing of approximately $669.3 million. This acquisition created a new strategic water management platform for the Company. Zurn is a leader in the multi-billion dollar non-residential construction and replacement market for plumbing fixtures and fittings. It designs and manufactures plumbing products used in commercial and industrial construction, renovation and facilities maintenance markets in North America and holds a leading market position across most of its businesses. Zurn is included in our results of operations from February 8, 2007.

The Apollo Transaction

On July 21, 2006, certain affiliates of Apollo and certain members of management purchased RBS Global, Inc. from The Carlyle Group for approximately $1.825 billion, excluding transaction fees, through the Merger of Chase Merger Sub, Inc., an entity formed and controlled by Apollo, with and into RBS Global, Inc. The Merger was financed with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, (iii) $645.7 million of borrowings under new senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility) and (iv) $475.0 million of equity contributions (consisting of a $438.0 million cash contribution from Apollo and $37.0 million of rollover stock and stock options held by management participants). The proceeds from the Apollo cash contribution and the new financing arrangements, net of related debt issuance costs, were used to (i) purchase the Company from its then existing shareholders for $1,018.4 million, including transaction costs; (ii) repay all outstanding borrowings under our previously existing credit agreement as of the Merger Date, including accrued interest; (iii) repurchase substantially all $225.0 million of our 10.125% senior subordinated notes outstanding as of the Merger Date pursuant to a tender offer, including accrued interest and tender premium; and (iv) pay certain seller-related transaction costs.

Acquisition of Dalong Chain Company

On July 11, 2006, we acquired Dalong Chain Company, or Dalong, located in China for $5.9 million, net of $0.4 million of cash acquired, plus the assumption of certain liabilities. The acquisition was financed primarily with on-hand cash and was accounted for using the purchase method of accounting.

The Falk Acquisition

On May 16, 2005, we acquired The Falk Corporation, or Falk, from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings and is a recognized leader in the gear and coupling markets. The Falk acquisition significantly enhanced our position as a leading manufacturer of highly engineered Power Transmission products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk’s complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk acquisition resulted in a comprehensive, market-leading product portfolio that we believe to be one of the broadest in the Power Transmission industry. Falk is included in our results of operations from May 16, 2005.

Customers

Power Transmission Customers

Our Power Transmission components are either incorporated into products sold by OEMs or sold to end users through industrial distributors as aftermarket products. With nearly 2,500 distributor locations worldwide, we have one of the most extensive distribution networks in the industry. One of our Power Transmission industrial distributors, Motion Industries, Inc., accounted for approximately 8.1%, 10.7% and 11.8% of consolidated net sales during our fiscal years ended March 31, 2008, 2007 and 2006, respectively.

Rather than serving as passive conduits for delivery of product, our industrial distributors participate in the overall competitive dynamic in the Power Transmission industry. Industrial distributors play a role in determining which of our Power Transmission products are stocked at their distributor centers and branch locations and, consequently, are most readily accessible to aftermarket buyers, and the price at which these products are sold.

We market our Power Transmission products both to OEMs and directly to end users to cultivate an end user preference for our Power Transmission products. We believe this customer preference is important in differentiating our Power Transmission products from our competitors’ products and preserves our ability to influence distributors to recommend Rexnord products to OEMs and end users. In some instances, we have established a relationship with the end user such that we, the end user, and the end user’s preferred distributor enter into a trilateral agreement whereby the distributor will purchase our Power Transmission products and stock them for the end user. We believe our extensive product portfolio positions us to benefit from the trend towards rationalizing suppliers by industrial distributors.

Our Power Transmission products are moving, wearing components that are consumed in use and require regular replacement. This gives rise to an on-going aftermarket opportunity.

Water Management Customers

The majority of our Water Management products are branded under the Zurn tradename and distributed through independent sales representatives; wholesalers such as Ferguson, Hughes and Hajoca; home centers such as The Home Depot and Lowe’s; and industry-specific distributors in the food service, industrial, janitorial and sanitation industries. Ferguson is our largest Water Management customer, which represented approximately 6% of consolidated net sales during our fiscal year ended March 31, 2008. Sales to Ferguson did not represent a significant percentage of consolidated net sales in our fiscal year ended March 31, 2007 as Zurn was only included in our results of operations from February 7, 2007 through March 31, 2007.

Our independent sales representatives work with wholesalers to assess and meet the needs of building contractors. They also combine knowledge of Zurn’s products, installation and delivery with knowledge of the local markets to provide contractors with value added service. We use several hundred independent sales representatives nationwide, along with a network of approximately 70 third-party warehouses, to provide our customers with 24-hour service and quick response times.

Water and wastewater customers primarily consist of municipalities. These municipalities, as well as their general contractors, are the principal decision-makers. GA benefits from strong brand recognition in the industry, which is further bolstered by a strong customer propensity to replace “like-for-like” products.

In addition to our domestic Water Management manufacturing facilities, we have maintained a global network of independent sources that manufacture high quality, lower cost component parts for our commercial and institutional products. These sources fabricate parts to our specifications using our proprietary designs, which enables us to focus on product engineering, assembly, testing and quality control. By closely monitoring these sources and through extensive product testing, we are able to maintain product quality and be a cost competitive producer of commercial and institutional products.

Product Development

In both of our Power Transmission and Water Management platforms, we have demonstrated a commitment to developing technologically advanced products within the industries we serve. In the Power Transmission platform, we had approximately 160 active U.S. patents and approximately 850 foreign patents as of March 31, 2008. In addition, we thoroughly test our Power Transmission products to ensure their quality, understand their wear characteristics and improve their performance. These practices have enabled us, together with our customers, to develop reliable and functional Power Transmission solutions. In our Water Management platform, we had approximately 50 and approximately 25 active U.S. and foreign patents, respectively as of March 31, 2008. Product innovation is crucial in the commercial and institutional plumbing products markets because new products must continually be developed to meet specifications and regulatory demands. Zurn’s plumbing products are known in the industry for such innovation. Research and development costs amounted to $6.2 million, $1.9 million, $4.9 million and $8.5 million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

The majority of our new product development begins with discussions and feedback from our customers. We have a team of approximately 400 engineers and technical employees who are organized by product line. Each of our product lines has technical staff responsible for product development and application support. If the product engineers require additional support or specialty expertise, they can call upon additional engineers and resources from Rexnord Technical Services. Rexnord Technical Services is a group comprised of approximately 30 specialists that offers testing capability and support during the development process to all of our product lines. Our existing pipeline and continued investment in new product development are expected to drive revenue growth as we address key customer needs.

Rexnord Business System

We manage our company with a management philosophy we call RBS. RBS is based on the following principles: (1) a culture that embraces Kaizen, the Japanese philosophy of continuous improvement; (2) strategy deployment—a long-term strategic planning process that determines annual improvement priorities and the actions necessary to achieve those priorities; (3) involvement of all our associates in the execution of our strategy; and (4) measuring our performance based on customer satisfaction, or the “Voice of the Customer.” We believe applying RBS can yield superior growth, quality, delivery and cost positions relative to our competition, resulting in enhanced profitability and ultimately the creation of shareholder value. RBS was established by George Sherman, our Non-Executive Chairman of the Board and the former CEO of the Danaher Corporation from 1990 to 2001, during which time he provided leadership and direction in the execution of the Danaher Business System. Bob Hitt, our CEO, and our management team have led the implementation of RBS throughout the Company. As we have applied RBS over the past five years, we have experienced significant improvements in growth, productivity, cost reduction and asset efficiency and believe there are substantial opportunities to continue to improve our performance as we continue to apply RBS.
Suppliers and Raw Materials

The principal materials used in our Power Transmission manufacturing processes are commodities available from numerous sources. The key metal materials used in our manufacturing processes include: sheet, plate and bar steel, castings, forgings and a variety of components. The key non-metal materials used include high-performance engineered plastic. We believe there is a readily available supply of materials in sufficient quantity from a variety of sources. We have not experienced any significant shortage of our key materials and have not historically engaged in hedging transactions for commodity supplies.

We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into contracts for certain large commodity purchases. Although currently we are not a party to any unconditional purchase obligations, including take-or-pay contracts or through-put contracts, in the past, these contracts generally have had one- to five-year terms and have contained competitive and benchmarking clauses to ensure competitive pricing.

Within our Water Management platform, we purchase a broad range of materials and components throughout the world in connection with our manufacturing activities. Major raw materials and components include bar steel, brass, castings, copper, forgings, high-performance engineered plastic, plate steel, resin, sheet plastic and zinc. Our policy is to maintain alternate sources of supply for our important materials and components wherever possible. Historically, we have been able to successfully apply this policy, and consequently are not dependent on a single source for any raw material or component. The materials and components required for our Water Management manufacturing operations have been readily available, and we do not foresee any significant shortages.

Backlog

Our backlog of unshipped Power Transmission orders was $478 million, $438 million and $405 million at June 28, 2008, March 31, 2008 and March 31, 2007, respectively. Our backlog of unshipped Water Management orders was $104 million, $103 million and $19 million at June 28, 2008, March 31, 2008 and March 31, 2007, respectively. The increase in the Water Management backlog from March 31, 2007 to March 31, 2008 is due to our acquisition of GA, which had a backlog of $81 million at March 31, 2008. We believe that approximately $123 million of our total backlog could reasonably be expected not to convert to net sales in fiscal 2009.

Geographic Areas

For financial information about geographic areas, see note 19 to our audited consolidated financial statements contained elsewhere in this prospectus.

Seasonality

We do not experience significant seasonality of demand for our Power Transmission products, although sales generally are slightly higher during our fourth fiscal quarter as our customers spend against recently approved capital budgets and perform maintenance and repairs in advance of spring and summer activity. Our end markets also do not experience significant seasonality of demand.

Demand for our Water Management products is primarily driven by non-residential construction activity, remodeling and home starts as well as water and waste water infrastructure expansion for municipal, industrial and hydropower applications. Accordingly, many external factors affect our Water Management business, including weather and the impact of the broader economy on our end markets. Weather is an important variable as it significantly impacts construction. Spring and summer months in the United States and Europe represent the main construction season for new housing starts and remodeling, as well as increased construction in the commercial and institutional markets. As a result, sales generally decrease slightly in the third and fourth fiscal quarters as compared to the first two quarters of the fiscal year. The autumn and winter months generally impede construction and installation activity.

Employees

As of June 28, 2008, we had approximately 7,400 employees, of whom approximately 5,300 were employed in the United States. Approximately 700 of our U.S. employees are represented by labor unions. The seven U.S. collective bargaining agreements to which we are a party will expire in February 2009, August 2009 (two bargaining agreements expire in August 2009), August 2010, September 2010, October 2010 and April 2012, respectively. Additionally, approximately 1,200 of our employees reside in Europe, where trade union membership is common. We believe we have a satisfactory relationship with our employees, including those represented by labor unions.

Environmental Matters

Our operations and facilities are subject to extensive federal, state, local and foreign laws and regulations related to pollution and the protection of the environment, health and safety, including those governing, among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of hazardous wastes and other materials, and the remediation of contaminated sites. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with these requirements. We believe that our business, operations and facilities are being operated in material compliance with applicable environmental, health and safety laws and regulations. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations or the permits required for our operations, could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the capital or operating costs of cleanup, regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental, health and safety laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

Some environmental laws and regulations, including the federal Superfund law, impose liability to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties, or PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and/or cleanup of known or potential contamination at several of our current or former facilities, and have been named as a PRP at several third party Superfund sites. The discovery of additional contamination, the imposition of more stringent cleanup requirements, disputes with our insurers or the insolvency of other responsible parties could require us to make significant expenditures in excess of current reserves and/or available indemnification. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not applicable to operating facilities. We may also face liability for alleged personal injury or property damage due to exposure to hazardous substances used or disposed of by us, that may be contained within our current or former products, or that are present in the soil or ground water at our current or former facilities.

Legal Proceedings

Our entities are involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. We establish reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, we believe the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material adverse effect on our financial position, results of operations or cash flows.

In connection with the Carlyle acquisition in November 2002, Invensys plc has provided us with indemnification against certain contingent liabilities, including certain pre-closing environmental liabilities. We believe that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify us with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity obligations relating to the matters described below are not subject to any time limitations and are subject to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize the most significant actions and proceedings:

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In 2002, Rexnord Industries, LLC (formerly known as Rexnord Corporation) (“Rexnord Industries”) was named as a Potentially Responsible Party, or PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the “Site”), by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. Rexnord Industries’ Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there have been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from our property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site. In support of the USEPA and IEPA, in July 2004 the Illinois Attorney General filed a lawsuit (State of Illinois v. Precision et al.) in the Circuit Court of DuPage County, Illinois against Rexnord Industries and the other PRP companies seeking an injunction, the provision of potable water to approximately 800 homes, further investigation of the alleged contamination, reimbursement of certain costs incurred by the state and assessment of a monetary penalty. In August 2003, several PRPs, including Rexnord Industries, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. The AOC has resolved a significant portion of the State of Illinois lawsuit, in which a tentative settlement has been reached. Rexnord Industries has been notified by the USEPA that an expanded Site investigation is required. Rexnord Industries’ allocated share of future costs related to the Site, including for investigation and/or remediation, could be significant.

The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, we believe we have meritorious defenses to these matters. Pursuant to its indemnity obligation, Invensys is defending us in these matters and has paid 100% of the related costs to date. To provide additional protection, we have brought several indemnification suits against previous property owners who retained certain environmental liabilities associated with our property, and we are also involved in litigation with our insurance companies for a declaration of coverage. These suits are progressing in accordance with the respective court’s scheduling order.

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Approximately 700 lawsuits (with approximately 6,950 claimants) are pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by our Stearns division and/or its predecessor owners. Invensys and FMC, prior owners of the Stearns business, have paid 100% of the costs to date related to the Stearns lawsuits. Similarly, our Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,700 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. To date, our insurance providers have paid 100% of the costs related to the Prager lawsuits. We believe that the combination of our insurance coverage and the Invensys indemnity obligations will cover any future costs of these suits.

In connection with the Falk acquisition, Hamilton Sundstrand has provided us with indemnification against certain contingent liabilities, including coverage for certain pre-closing environmental liabilities. We believe that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify us with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. The following paragraph summarizes the most significant actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

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Falk, through its successor entity, is a defendant in approximately 150 lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There are approximately 1,840 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending us in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

Certain Water Management subsidiaries are also subject to asbestos and class action related litigation.

As of June 28, 2008, Zurn and an average of 113 other unrelated companies were defendants in approximately 6,000 asbestos related lawsuits representing approximately 45,000 claims. The suits allege damages in an aggregate amount of approximately $14.2 billion against all defendants. Plaintiffs’ claims allege personal injuries caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased them from suppliers. These claims are being handled pursuant to a defense strategy funded by insurers.

We currently estimate the potential liability for asbestos-related claims pending against Zurn as well as the claims expected to be filed in the next ten years is approximately $134.0 million, of which Zurn expects to pay approximately $116.0 million in the next ten years on such claims, with the balance of the estimated liability being paid in subsequent years. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives. As a result, Zurn’s actual liability could differ from the estimate described herein. Further, while this current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time frame, and such liability could be substantial.

We estimate that available insurance to cover potential asbestos liability as of June 28, 2008, is approximately $280.5 million, and believe that all current claims are covered by this insurance. However, principally as a result of the past insolvency of certain of our insurance carriers, certain coverage gaps will exist if and after our other carriers have paid the first $204.5 million of aggregate liabilities. In order for the next $51.0 million of insurance coverage from solvent carriers to apply, we estimate that we would need to satisfy $14.0 million of asbestos claims. Layered within the final $25.0 million of the total $280.5 million of coverage, we estimate that we would need to satisfy an additional $80 million of asbestos claims. If required to pay any such amounts, we could pursue recovery against the insolvent carriers, but it is not currently possible to determine the likelihood or amount of any such recoveries, if any.

As of June 28, 2008, we recorded a receivable from our insurance carriers of $134.0 million, which corresponds to the amount of our potential asbestos liability that is covered by available insurance and is currently determined to be probable of recovery. However, there is no assurance that $280.5 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $280.5 million. Factors that could cause a decrease in the amount of available coverage include changes in law governing the policies, potential disputes with the carriers on the scope of coverage, and insolvencies of one or more of our carriers.

As of the date of this filing, subsidiaries, Zurn Pex, Inc. and Zurn Industries, LLC (formerly known as Zurn Industries, Inc.), have been named as defendants in ten lawsuits, brought between July 2007 and August 2008, in various U.S. federal courts (MN, ND, CO, NC, MT, AL and VA). The plaintiffs in these suits seek to represent a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages) in unspecified amounts. The suits were transferred to a multi-district litigation docket in the District of Minnesota for coordinated pretrial proceedings, subject, however, to policy terms and conditions, and deductibles. We are being provided a defense by our insurance carrier and believe we have insurance to cover potential liabilities, subject, however, to policy terms and conditions, and deductibles. While we intend to vigorously defend ourselves in these actions, the uncertainties of litigation and the uncertainties related to insurance coverage and collection as well as the actual number or value of claims make it difficult to accurately predict the financial effect these claims may ultimately have on us.

Properties

Within Power Transmission we have 28 manufacturing and four repair facilities, 22 of which are located in North America, five in Europe, one in Australia, one in South America and three in Asia. With the exception of one plant located in Downers Grove, Illinois, each of our facilities is dedicated to the manufacture of a single product line. All of our facilities listed below are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

We own and lease our Power Transmission facilities throughout the United States and in several foreign countries. Listed below are the locations of our principal Power Transmission manufacturing and repair facilities:

Facility Location	Product/Use	Size (square feet)	Owned Leased
North America

Atlanta, GA	Warehouse	40,000	Leased
Auburn, AL	Coupling	130,000	Leased
Bridgeport, CT	Special Components	31,000	Owned
Clinton, TN	Industrial Bearings	180,000	Owned
Cudahy, WI	Special Components	100,000	Leased
Deer Park, TX	Gear Repair	31,000	Leased
Downers Grove, IL	Industrial Bearings and Aerospace	248,000	Owned
Grafton, WI	Flattop	95,000	Owned
Grove City, OH	Warehouse	73,000	Leased
Horsham, PA	Gear	80,000	Leased
Indianapolis, IN	Industrial Bearings	527,000	Owned
Lincoln, NE	Coupling	54,000	Leased
East Rockaway, NY (2)	Special Components	20,000/20,000	Owned/Leased
Milwaukee, WI	Gear	1,100,000	Owned
New Berlin, WI	Gear Repair	44,000	Leased
New Berlin, WI	Coupling	54,000	Owned
New Orleans, LA	Gear Repair	75,000	Leased
Simi Valley, CA	Aerospace	37,000	Leased
Stuarts Draft, VA	Gear	93,000	Owned
Toronto, Canada	Gear Repair	30,000	Leased
West Milwaukee, WI	Industrial Chain	370,000	Owned
Wheeling, IL	Aerospace	83,000	Owned

Facility Location	Product/Use	Size (square feet)	Owned Leased

Europe

Betzdorf, Germany	Industrial Chain	179,000	Owned
Corregio, Italy	Flattop	79,000	Owned
Dortmund, Germany	Coupling	36,000	Owned
Gravenzande, Netherlands	Flattop	117,000	Leased
Hamelin, Germany	Gear	374,000	Leased

South America

Sao Leopoldo, Brazil	Industrial Chain	77,000	Owned

Australia

Newcastle, Australia	Gear	43,000	Owned

Asia

Changzhou, China	Gear	206,000	Owned
Shanghai, China	Gear	40,000	Leased
Shanghai, China	Industrial Chain	161,000	Leased

We have 21 Water Management facilities principally located in the U.S. and Canada, as set forth below:

Facility Location	Product/Use	Size (square feet)	Owned Leased
Canada

Mississauga, Ontario	Manufacturing/Warehouse	27,878	Leased

United States

Abilene, Texas	Commercial Brass	176,650	Owned
Bensalem, Pennsylvania	Warehouse	40,000	Leased
Commerce, Texas	PEX	175,000	Owned
Cranberry TWP., Pennsylvania	Water and Wastewater	57,000	Owned
Dallas, Texas	Warehouse	55,020	Leased
Elkhart, Indiana	PEX	110,000	Owned
Erie, Pennsylvania	Specification Drainage	210,562	Leased
Erie, Pennsylvania	Specification Drainage	110,000	Owned
Falconer, New York	Specification Drainage	151,520	Leased
Fresno, California	Warehouse	50,000	Leased
Gardena, California	Warehouse	73,987	Owned
Harborcreek, Pennsylvania	Specification Drainage	100,000	Leased
Hayward, California	Warehouse	23,640	Leased
Mars, Pennsylvania	Water and Wastewater	65,000	Owned
Norcross, Georgia	Warehouse	96,000	Leased
Northwood, Ohio	Warehouse	17,920	Leased
Orange, Massachusetts	Water and Wastewater	250,000	Owned
Paso Robles, California	Water Control	158,000	Owned
Sacramento, California	Warehouse	16,000	Leased
Sanford, North Carolina	Commercial Brass	78,000	Owned

In addition, we lease sales office space in Taipei, R.O.C. and an engineering and sourcing center in Zhuhai, China. We also currently lease approximately 14,000 square feet of office space that had previously been the JBI corporate headquarters in West Palm Beach, Florida.

We believe our Power Transmission and Water Management properties are sufficient for our current and future needs.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers as of August 15, 2008:

Name	Age	Position(s)
George M. Sherman	67	Non-Executive Chairman of the Board
Robert A. Hitt	51	President, Chief Executive Officer and Director
Todd A. Adams	37	Senior Vice President, Chief Financial Officer and Treasurer
George C. Moore	53	Executive Vice President and Secretary
Alex P. Marini	62	President, Water Management Group
Laurence M. Berg	42	Director
Peter P. Copses	50	Director
Damian J. Giangiacomo	31	Director
Praveen R. Jeyarajah	41	Director
Steven Martinez	39	Director

George M. Sherman has been the Non-Executive Chairman of the Company since 2002. Mr. Sherman also served as the Chairman of Campbell Soup Company from August 2001 to November 2004, and currently serves as the chairman of Jacuzzi Brands Corp. Prior to his appointment with Campbell Soup Company, Mr. Sherman was the Chief Executive Officer at Danaher Corporation, a manufacturer of process/environmental controls and tools and components, from 1990 to May 2001. Prior to joining Danaher, he was Executive Vice President at Black and Decker Corporation.

Robert A. Hitt became President and Chief Executive Officer of the Company in April 2001 and was elected as a director in connection with the Carlyle acquisition in 2002. Prior to the Carlyle acquisition, Mr. Hitt had been the Chief Operating Officer of Invensys Industrial Components and Systems Division since April 2002, Division Chief Executive of Invensys Automation Systems Division from April 2001 to March 2002 and Division Chief Executive of Invensys Industrial Drive Systems Division from October 2000 to March 2001. Prior to joining the Company, Mr. Hitt joined Siebe/Invensys in 1994, where he held various positions, including President of Climate Controls, from June 1997 to October 2000, and prior to June 1997, General Manager of Appliance Controls.

Todd A. Adams became Chief Financial Officer and Senior Vice President of the Company in April 2008. Mr. Adams had been Vice President, Controller and Treasurer of the Company since July 2004. Prior to joining Rexnord, he held positions as Director of Financial Planning and Analysis at The Boeing Company from February 2003 to July 2004, Vice President & Controller of APW Ltd. from July 2000 to February 2003 and Vice President & Controller of Applied Power Inc. (currently Actuant Corporation) from May 1998 to July 2000.

George C. Moore became the Executive Vice President Chief Financial Officer and Secretary of the Company in September 2006. Effective April 1, 2008, he relinquished his role as Chief Financial Officer but retained his position of Executive Vice President and Secretary. Prior to joining the Company, Mr. Moore had been the Executive Vice President and Chief Financial Officer of Maytag, a manufacturer of major appliances and household products, since 2003. Prior to that, Mr. Moore served as Group Vice President of Finance at Danaher Corporation, where he was employed since 1993. Mr. Moore is a director of Jacuzzi Brands Corp. and also currently serves on the advisory board of FM Global.

Alex P. Marini became President of our Water Management Group upon consummation of the Zurn acquisition. From August 2006 until the acquisition, Mr. Marini was the President and Chief Executive Officer of JBI, the President and Chief Operating Officer of JBI from August 2005 to August 2006 and the President of

Zurn from 1996 to August 2006. He joined Zurn in 1969 and held a variety of financial positions, including Vice President and Group Controller. He was promoted to Vice President of Sales, Marketing and Administration in 1984, and in 1987 was named President of Wilkins, a Zurn division, a position he held until becoming President of Zurn. Mr. Marini is also a director of Jacuzzi Brands Corp.

Laurence M. Berg became a member of our board of directors upon consummation of the Apollo acquisition in July 2006. Mr. Berg is a Senior Partner of Apollo Management, L.P. and its investment affiliates, where he has worked since 1992. Prior to joining Apollo, Mr. Berg was a member of the Mergers and Acquisition Group at Drexel Burnham Lambert. Mr. Berg is also a director of Jacuzzi Brands Corp. and Connections Academy.

Peter P. Copses became a member of our board of directors upon consummation of the Apollo acquisition in July 2006. Mr. Copses is a Founding Partner of Apollo Management, L.P. and its investment affiliates, where he has worked since 1990. Prior to joining Apollo, Mr. Copses was an investment banker at Drexel Burnham Lambert, and subsequently at Donaldson, Lufkin & Jenrette Securities, primarily concentrating on the structuring, financing and negotiation of mergers and acquisitions. Mr. Copses is also a director of Claire’s Stores, Linens N’ Things and Smart & Final.

Damian J. Giangiacomo became a member of our board of directors in October 2006. Mr. Giangiacomo is a principal at Apollo Management, L.P., where he has been employed since July 2000. Prior to joining Apollo, Mr. Giangiacomo was an investment banker at Morgan Stanley & Co. Mr. Giangiacomo is also a director of Linens N’ Things, Jacuzzi Brands Corp. and Connections Academy.

Praveen R. Jeyarajah was first elected as a director of RBS Global in connection with the Carlyle acquisition in 2002 and served in that capacity until the Apollo acquisition. Mr. Jeyarajah was reappointed as a director of the Company in October 2006, and also serves as a director of Jacuzzi Brands Corp. Mr. Jeyarajah is a Managing Director at Cypress Group, LLC. Prior to joining Cypress Group, he was a Managing Director of Carlyle from 2001 to 2006. Prior to joining Carlyle, Mr. Jeyarajah was with Saratoga Partners from 1996 to 2000. Prior to that, Mr. Jeyarajah worked at Dillon, Read & Co., Inc.

Steven Martinez became a member of our board of directors upon consummation of the Apollo acquisition in July 2006. Mr. Martinez is a Partner at Apollo Management, L.P. Prior to joining Apollo in 2000, he worked for Goldman, Sachs & Co. and Bain and Company. Mr. Martinez also serves as a director of Prestige Cruises, Norwegian Cruise Line and Jacuzzi Brands Corp.

Board of Directors

Upon the closing of this offering, the Company will have      directors. We will appoint          additional independent members to our board of directors prior to the completion of this offering. At each annual meeting, our stockholders will elect the successors to our directors. Any director may be removed from office by a majority of our stockholders. Our executive officers and key employees serve at the discretion of our board of directors. Directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

Committees of our Board of Directors

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Following the consummation of this offering, we intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members.

If at any time we cease to be a “controlled company” under the New York Stock Exchange Rules, the board of directors will take all action necessary to comply with the applicable New York Stock Exchange Rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Audit Committee

Upon consummation of this offering, our audit committee will consist of      (Chair) ,             and            . Our board of directors has determined that             qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that              is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the New York Stock Exchange listing standards.

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	preparation of annual audit committee report to be included in our annual proxy statement;

•	our financial reporting process and internal control system;

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent auditor;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

Holdings Compensation Committee

Following the consummation of this offering, our compensation committee (the “Holdings Compensation Committee”) will consist of      (Chair),      and     . The principal duties and responsibilities of the Holdings Compensation Committee will be as follows:

•

to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer, all employees who report directly to our chief executive officer and other members of our senior management;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•

to prepare an annual compensation committee report, provide regular reports to the board, and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

A copy of the Holdings Compensation Committee Charter is posted on our website www.rexnord.com under                 .

Nominating and Corporate Governance Committee

Prior to consummation of this offering, our board of directors will establish a nominating and corporate governance committee. We expect that the members of the nominating and corporate governance committee will be     (Chair),      and     , who will be appointed to the committee promptly following this offering. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•

to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of our board of directors;

•	to make recommendations regarding proposals submitted by our stockholders; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics that applies to all of our associates, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The Code of Business Conduct and Ethics, which addresses the subject areas covered by the SEC’s rules, is posted on our website: www.rexnord.com under Ethics Policy (www.rexnord.com/corporate_profile/rexnord_ethics_ policy.asp). Any substantive amendment to, or waiver from, any provision of the Code of Business Conduct and Ethics with respect to any senior executive or financial officer shall be posted on our website. The information contained on our website is not part of this prospectus.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the Company’s equity compensation as of March 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	(1)	$
Equity compensation plans not approved by security holders	—		—	—
Total		$

(1)	Includes of Rollover Options and options granted under the 2006 Stock Option Plan of Rexnord Holdings. For further details on options, see note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Executive Compensation

Compensation Discussion and Analysis

Overview

This section discusses each of the material elements of compensation awarded to, earned by, or paid to each of our three executive officers during our fiscal year ended March 31, 2008. Throughout this discussion, we refer to our executive officers as “Named Executive Officers.” The Named Executive Officers are identified in the Summary Compensation Table.

With the exception of the award of equity-based compensation, the compensation committee of the board of directors of RBS Global (the “Committee”), in consultation with the RBS Global board of directors, has historically been responsible for determining our executive compensation programs, including making compensation decisions during the fiscal year ended March 31, 2008. Awards of equity-based compensation have been determined by the Holdings Compensation Committee as these awards cover equity securities of the Company.

The Committee, in consultation with the board of directors of RBS Global, has historically overseen our executive compensation agreements, plans and policies and had the authority to approve all matters regarding executive compensation other than equity awards. The Committee sought to ensure that the compensation and benefits provided to executives were reasonable, fair, competitive and aligned with the long- and short-term goals of our Company. Based upon these criteria, the Committee set the principles and strategies that guided the design of our executive compensation program.

Following the consummation of this offering, the executive compensation programs for the Company will be determined by the Holdings Compensation Committee, consistent with its duties and responsibilities under the Holdings Compensation Committee Charter described above.

General Compensation Philosophy and Objectives of Executive Compensation Programs

The foundation of our executive compensation program is to reward our executives for achieving specific annual and long-term strategic goals of the Company and to align each executive’s interest with that of our shareholders. We believe that rewarding executives for superior levels of achievement will result in significant long-term value creation for the Company and its shareholders. As a result, we believe that the compensation packages we provide to executives, including the Named Executive Officers, must include both cash-based and equity-based elements that reward performance. Prior to the completion of this offering, the Committee, with input from the Chief Executive Officer, evaluated the performance of our executives other than the Chief Executive Officer and their compensation packages to ensure that we maintained our ability to retain highly talented key employees and attract new talent, as needed, to successfully grow and lead the organization. Following the completion of this offering, we anticipate that the Holdings Compensation Committee will continue to evaluate the performance of our executives and their compensation packages in line with this philosophy.

We have created a “pay for performance” culture that places an emphasis on value creation and subjects a substantial portion of each executive’s compensation to risk depending on the performance of the Company. As such, we base our executive compensation program on the following philosophy:

•	The compensation program should support the business by establishing an emphasis on critical short-term objectives and long-term strategy;

•	Each executive’s total compensation should correlate to their relative contribution to the Company;

•	A significant portion of each executive’s total compensation should be based on the achievement of performance goals and objectives; and

•	Executives should be rewarded for superior performance through annual cash-based incentives and, if appropriate, the grant of equity-based awards.

Our executive compensation program is designed to focus our executives on critical business goals that translate into long-term value creation. As a result, we believe that a substantial portion of our executives’ compensation should be variable and based on overall corporate financial performance. Another element of our executive compensation program is designed to reward annual improvement in personal objectives, with target performance areas determined for each executive officer. We refer to these individualized target performance areas as annual improvement priorities (“AIPs”).

As described in more detail below, our compensation program is composed of elements that are generally paid on a short-term or current basis (such as base salaries and annual performance-based awards) and elements that are generally paid out on a longer-term basis (such as long-term equity incentives and retirement benefits). We believe this mix of short-term and long-term elements allows us to achieve our compensation objectives of attracting and retaining top executives and emphasizing long-term value creation for the Company and its shareholders.

Setting Executive Compensation and the Role of Our Executive Officers in Compensation Decisions

Prior to the completion of this offering, the Committee or its designated member annually reviewed and approved all compensation decisions related to our Named Executive Officers except for decisions relating to equity-based awards, which, as described above, have been made by the Holdings Compensation Committee. The Chief Executive Officer established the AIPs for each executive officer other than himself and the Committee established the AIPs for the Chief Executive Officer. Prior to making its annual compensation determinations for each executive officer (other than that of the Chief Executive Officer), one or more members of the Committee worked together with the Chief Executive Officer to review the performance of the Company and, if applicable, the respective business group, the role of each executive in the various aspects of that performance, and the executive’s level of achievement of his or her AIPs. Based on this review, the Chief Executive Officer made recommendations to the Committee as to the compensation of all executives including the Named Executive Officers other than himself. The Committee or its designated member considered these recommendations and used its discretion and judgment in accepting or modifying these recommendations in making its final determinations. Other than our Chief Executive Officer, none of the Named Executive Officers had any role in determining the compensation of other Named Executive Officers. Following the completion of this offering, we anticipate that the Chief Executive Officer will continue to have a role in setting the compensation for executive officers of the Company other than himself.

The Committee has not retained a compensation consultant to review our executive compensation policies and procedures. We may from time to time obtain compensation studies to determine the relative strengths and weaknesses of our compensation packages. In determining the level of compensation to be paid to executive officers, we do not generally factor in amounts realized from prior compensation paid to executive officers or conduct any formal survey of the compensation paid by other comparable public companies. The Committee has historically believed that its compensation decisions should be based primarily on the performance of the Company and the individual executive officers. In making its compensation decisions, the Committee also considered each executive officer’s responsibility for the overall operations of the Company. Thus, the compensation levels for Mr. Hitt are higher than they are for the other Named Executive Officers, reflecting his responsibility as Chief Executive Officer for the overall operations of the Company.

2008 Executive Compensation Components

We compensate our executives through a variety of forms of cash and non-cash compensation, although all non-equity compensation is paid at our subsidiary level. Our compensation program includes:

•	Cash compensation;

•	base salaries;

•	annual performance-based awards;

•	discretionary bonuses; and

•	special signing bonus;

•	Long-term equity incentive awards;

•	Retirement benefits; and

•	Severance benefits.

The principal components of our executive compensation program for the fiscal year ended March 31, 2008 are discussed below.

Base Salary. The Committee has historically reviewed base salaries annually and made adjustments from time to time and in connection with promotions and other changes in responsibilities. The Committee considers available market data (although it does not conduct any formal surveys or otherwise engage in benchmarking), the experience, skills, knowledge and responsibilities required of the executives in their respective roles, the individual’s past performance and expected future contributions to the Company, as well as the Chief Executive Officer’s recommendations (with respect to executive officers other than himself). Based on this review, the Committee determined that the appropriate base salary for each Named Executive Officer for fiscal 2008 was the amount reported for such officer in the “Salary” column of the “Summary Compensation Table” below. During fiscal 2008, Mr. Moore was awarded a salary increase of 5% of base salary effective in June, 2007 based on the factors cited above. None of the other Named Executive Officers received an increase in their base salary during fiscal 2008. Our existing employment agreements with our Named Executive Officers do not provide for mandatory minimum annual salary increases above the base salary amounts set forth in the employment agreements.

Annual Performance Based Awards. We believe that a substantial portion of our executive officers’ compensation should be variable and based on overall corporate financial performance, with the opportunity to earn substantial awards in connection with superior business and individual performance.

Cash incentives for our executive officers are principally awarded through our Management Incentive Plan (“MIP”). The MIP is designed to provide our key officers, including our Named Executive Officers, with appropriate incentives to achieve and exceed key annual business objectives by providing performance-based cash compensation in addition to their annual base salary. Under the terms of the MIP, participants are eligible to earn cash bonuses based upon the achievement by the Company of the financial targets that have historically been established by the Committee and by the achievement of each executive’s AIPs. Each participant’s target bonus amount is based upon a specified percentage of the participant’s annual salary. Each participant is initially entitled to his target bonus amount if 100% of the specified performance targets (“Base Targets”) are achieved, subject to the AIP multiplier described below. The target bonus amount for Messrs. Hitt, Marini and Moore are 75%, 100% and 50% of salary, respectively.

Base Targets under the MIP are comprised of financial performance metrics, which are similar for each Named Executive Officer, and individual AIPs. The financial performance metrics for Messrs. Hitt and Moore are the same and are based on the Company consolidated financial performance metrics. The financial performance metrics for Mr. Marini are based on the Water Management financial performance metrics. For fiscal 2008, the financial performance metrics for the Company consolidated business were based upon EBITDA and debt reduction, and for the Water Management business they were based on EBITDA and Divisional Free Cash Flow (defined below). These metrics are substantially the same as those that are established for the bonus system of our other management personnel and salaried employees and reflect the Committee’s belief that these measures correlate to the Company’s strategic goals. The Committee has historically set the financial performance metrics and has been responsible for setting the AIPs for our Chief Executive Officer and our Chief Executive Officer has historically set the AIPs for each of the other executive officers, including the Named Executive Officers, participating in the plan. The Committee also has historically considered our strategic plan and determined what achievement will be required on an annual basis in order to drive to our multi-year performance commitment. The Committee’s intention in setting the Base Targets for fiscal 2008 was to provide strong incentive for the executives to perform at a high level and create a certain level of value for our shareholders in order for any annual incentives to be earned, thereby requiring an exceptional level of performance to attain or exceed the target level.

We define EBITDA as net income plus interest, income taxes, depreciation and amortization, plus adjustments for restructuring, stock based compensation expense, other expense, LIFO (income) expense, un-budgeted acquisitions, and other nonrecurring items, translated at constant currency as used for internal management reporting. For fiscal 2008 our Company Consolidated EBITDA target was $343.2 million, and the Water Management’s EBITDA target was $106.7 million. The Company Consolidated EBITDA finished the year at $359.0 or 105% to plan which generated a 112.5% payout of target. The Water Management EBITDA finished the year at $106.7 or 100% to plan generating a 100% payout. Debt Reduction is defined as the change in the Company’s total debt balance in a fiscal year. For fiscal 2008 our Company Consolidated Debt Reduction target was $66.1 million. The Committee concluded that the Company consolidated debt reduction for fiscal 2008 was $140.0 million or 212% of plan, generating a 635% payout of target. Free Cash Flow is defined as EBITDA plus or minus changes in trade working capital (accounts receivable, inventory and accounts payable) less capital expenditures. The Water Management Divisional Free Cash Flow target for fiscal 2008 was $111.0 million. The Committee also concluded that the Water Management Divisional Free Cash Flow finished the year at $129.0 million or 117% to plan, generating a 160% payout of target. The RBS Global board of directors has historically made a determination as to whether the respective EBITDA and Debt Reduction/Free Cash Flow targets were met, and determined the extent, if any, to which the target incentives should be paid. Under the MIP, if any acquisition or disposition of any business by the Company, merger, consolidation, split-up, spin-off, or any unusual or nonrecurring transactions or events affecting the Company, or the financial statements of the Company, or change in applicable laws, regulations, or accounting principles occurs such that an adjustment is determined by the Committee to be appropriate, then the Committee will, in good faith and in such manner as it may deem equitable, adjust the financial targets of the MIP.

Aggregate bonuses under the MIP are weighted to include both financial metrics as well as the AIPs . For fiscal 2008, we implemented a program modification for the MIP. The plan was changed from having 80% weight on EBITDA and Debt Reduction (each 50% weighted) and 20% weight on AIPs to a plan of 100% weight on EBITDA and Debt Reduction (each 50% weighted) and a personal performance multiplier based on the individual’s AIPs. Once the financial results have been calculated, each individual’s personal performance is calculated and the individual’s personal performance multiplier is determined and applied against the individual’s target bonus amount. The personal performance multiplier ranges from 0% to 150%. This program modification was implemented to align each Named Executive Officer’s individual performance for achieving their AIPs with their compensation and the overall performance of the Company. For plan participants to be eligible for a minimum bonus under the financial performance metrics, subject to adjustment in extraordinary circumstances, the Company must reach at least 90% of the respective metrics. However, there is no minimum bonus payable under the plan even if 90% or more of the financial performance metrics are achieved because the bonus payment is subject to the personal performance multiplier, which could be 0%. The MIP also does not set a limit on the maximum bonus opportunity payable with respect to the financial performance-based portion of the bonus formula. Instead, the plan provides that the percentage of the participant’s base bonus used to determine the participant’s financial performance based portion of the bonus for the fiscal year will increase incrementally as the level of achievement increases.

The RBS Global board of directors reviewed Messrs. Hitt, Moore and Marini’s level of achievement of their respective AIPs and as a result established a personal performance multiplier for Messrs. Hitt, Moore and Marini of 113%, 125% and 100%, respectively. Utilizing the financial targets and the personal performance multiplier results, the bonus payments for Messrs. Hitt, Moore and Marini for fiscal 2008 were $1,813,271, $981,094 and $650,000, respectively. The RBS Global board of directors believes the above targeted financial results and individual achievements are appropriately aligned with the bonus awards approved under the MIP.

Discretionary Bonuses. In addition to annual incentive awards under the MIP, the Committee has historically had the authority and discretion to award additional performance-based compensation to our executives if the Committee determined that a particular executive has exceeded the objectives and/or goals established for such executive or made a unique contribution to the Company during the year. The Committee did not award any discretionary bonus awards for fiscal 2008.

Special Signing Bonus. The Company established the Special Signing Bonus Plan (the “Signing Bonus Plan”) effective July 21, 2006 to provide for the award of a cash bonus to certain employees, directors, consultants and other service providers of the Company and its subsidiaries to motivate those individuals to continue to provide services to the Company following the date of its adoption (which was the date of the July 2006 Apollo acquisition). Mr. Hitt is the only Named Executive Officer who is a participant in the Signing Bonus Plan. Bonuses are payable to participants upon the earliest to occur of: (i) a change in control of the Company, (ii) the separation from service of the participant or (iii) a date specified for each participant (which is within 30 days after November 25, 2012 in the case of Mr. Hitt).

Long Term Equity Incentive Awards. The Holdings Compensation Committee may, from time to time, approve the grant of equity awards to our Named Executive Officers and other officers, employees, directors and consultants. The Committee and the Holdings Compensation Committee believe that equity-based awards play an important role in creating incentives for our executives to maximize Company performance and align the interests of our executives with those of our shareholders. These equity awards are generally subject to time-based and performance-based vesting requirements. Time-based awards function as a retention incentive, while performance-based awards encourage executives to maximize Company performance and create value for our shareholders. Equity awards are generally provided through grants of stock options to purchase shares of our common stock under the Option Plan.

Among other things, the Holdings Compensation Committee decides which of our executives, employees, directors or consultants will receive awards under the Option Plan, the exercise price, vesting terms and such other terms or conditions as the Holdings Compensation Committee may determine, in its sole discretion, provided such terms are consistent with the provisions of the Option Plan. With respect to options granted to our Named Executive Officers, 50% of the options granted to each officer under the Option Plan vest on a pro-rata basis over five years, subject to continued employment. The other 50% vest annually over five years subject to the Company meeting pre-established annual and cumulative EBITDA and Debt Repayment targets. As is the case under the MIP, the Holdings Compensation Committee’s intention in setting the performance vesting targets for the options was that the Company would have to perform at a high level and create a certain level of value for its shareholders for any portion of the performance-based options to vest.

The fiscal 2008 performance targets for EBITDA and Debt Reduction were $343.2 million and $66.1 million, respectively. As is customary in incentive plans such as the Option Plan, the performance targets established for awards are subject to adjustment to prevent dilution or enlargement of the economic benefits intended to be made available under the awards, as a result of certain corporate events, including acquisitions or divestitures.

In April 2007, the Holdings Compensation Committee granted stock options to Messrs. Hitt and Moore to provide them with additional compensation to reflect their increased responsibilities for the oversight of the new Water Management Platform as a result of the Zurn acquisition. In addition, in April 2007, the Company granted options to Mr. Marini in connection with his entering into an employment agreement with Rexnord LLC in connection with the Zurn acquisition. The Company believes that the size of the option awards to Messrs. Hitt, Moore and Marini were appropriate and reasonable in each of the forgoing circumstances. The corresponding number of stock options granted to our Named Executive Officers and the material terms of these options as of the end of our 2008 fiscal year are described below under “Narrative to Grants of Plan Based Awards.”

We do not have any program, plan or practice in place for selecting grant dates for awards under the Option Plan in coordination with the release of material non-public information. However, no options granted were based on material non-public information in determining the number of options awarded or the exercise price thereof, and we did not “time” the release of any material non-public information to affect the value of those awards. The Company does not have any stock ownership requirements or guidelines for its Named Executive Officers.

Retirement Benefits. Each of our continuing Named Executive Officers participates in qualified defined-benefit and/or defined-contribution retirement plans maintained by the Company on substantially the same terms as our other participating employees.

The Company provides supplemental retirement to eligible executives through the Rexnord Supplemental Executive Retirement Plan (“SERP”) effective on January 1, 2004 to provide participants with deferred compensation opportunities. Mr. Hitt is the only participant in the SERP. Under the plan, during the term of each participant’s active employment with the Company, each participant’s account is credited annually as of each December 31 with a percentage of his compensation and account balances are credited at an annual interest rate of 6.75%. Account balances become payable upon a termination of employment or in the event of death.

Under the terms of Mr. Marini’s employment agreement, Mr. Marini is entitled to receive a monthly supplemental retirement benefit commencing upon his retirement, so long as his employment is not terminated for “cause” (as defined in the employment agreement). The amount of the monthly supplemental retirement benefit is determined as of Mr. Marini’s retirement date and is an amount necessary to provide Mr. Marini with a monthly 60% joint and survivor annuity during Mr. Marini’s life after his retirement equal to the positive difference, if any, between $20,000 less his “existing retirement benefit” (as defined in the employment agreement). If Mr. Marini voluntarily terminates his employment for any reason other than a termination for “good reason” (as defined in the employment agreement), death or “disability” (as defined in the employment agreement), he must give six months notice of his termination in order to receive the supplemental retirement benefit. If he does not give the six months notice, Mr. Marini will be required to pay to the Company an amount equal to his then current base salary. The Company believes that the benefits provided to Mr. Marini recognize his substantial past and expected future contributions to the Company (including his prior service with Zurn).

Severance Benefits. The employment agreements for Messrs. Hitt and Marini provide that, among other things, the executive would be entitled to certain severance benefits in the event of a termination of employment during the term of the respective agreement if such termination is: (i) initiated by us without “cause” or (ii) initiated by the respective officer for “good reason” (each as defined in the respective agreements). We believe that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions with the Company and as part of their overall compensation package. We believe that a termination by the executive for good reason (or constructive termination) is conceptually the same as an actual termination by the Company without cause; therefore, we believe it is appropriate to provide severance benefits following such a constructive termination of the executive’s employment.

Mr. Moore is covered under a corporate severance policy that applies to our employees whose employment is involuntarily terminated under various conditions described in the plan document. The severance policy is intended to cover employees who are not entitled to severance benefits under an employment agreement. We believe that it is appropriate to provide severance benefits to employees whose employment terminates in these circumstances and that doing so helps us to attract and retain highly qualified employees.

Additional information concerning potential payments that may be made to the Named Executive Officers in connection with their termination of employment or a change in control of the Company is presented in “Potential Payments Upon Termination or Change in Control” below.

Perquisites and Other Personal Benefits. The Company and its subsidiaries provides the Named Executive Officers with perquisites and other personal benefits that the Company believes are reasonable, competitive and consistent with the overall compensation program. In that connection, the Committee has periodically reviewed the perquisites and other benefits provided to the Named Executive Officers and we anticipate the Holdings

Compensation Committee will do the same. In particular, Messrs. Hitt and Moore receive travel reimbursement in connection with travel to and from their respective principal residences, which are located out-of-state, and housing reimbursement in Milwaukee, Wisconsin. In addition, Mr. Moore has an automobile allowance and Messrs. Hitt and Marini participate in an automobile leasing program.

Compensation Committee Actions Taken After Fiscal 2008

The Committee appointed Todd Adams to serve as the Company’s Chief Financial Officer and Senior Vice President effective April 1, 2008. In connection with his appointment to this position, the Company and Mr. Adams entered into a letter agreement on April 2, 2008 that provided him with a new compensation package to reflect his increased responsibilities. The material terms of Mr. Adams’ letter agreement are described in a Form 8-K filed by RBS Global, Inc. and Rexnord LLC with the SEC on April 2, 2008. The letter agreement provides that Mr. Adams’ base salary shall be $280,000 annually and Mr. Adams will have a target annual incentive bonus opportunity equal to 50% of his base salary, will participate in an automobile leasing program and provides for the award of stock options under the Option Plan.

Compensation Committee Report on Executive Compensation(1)

The Committee is currently composed of the five non-employee directors named at the end of this report. The Committee has reviewed and discussed with management the disclosures contained in the above Compensation Discussion and Analysis. Based upon this review and discussion, the Committee recommended to the Company’s board of directors that the Compensation Discussion and Analysis section be included in this prospectus.

Steven Martinez (Chair)

George M. Sherman

Laurence M. Berg

Praveen R. Jeyarajah

Damian Giangiacomo

Compensation Committee Interlocks and Insider Participation

Messrs. Berg, Giangiacomo and Martinez, whose names appear on the Compensation Committee Report above, became Compensation Committee members immediately following the Apollo acquisition in July 2006. Each of these directors are partners of Apollo Management, L.P., the controlling stockholder of Holdings. In fiscal 2008, we paid an annual consulting fee, currently set at $3.0 million per year, to Apollo or one of its affiliates. In fiscal 2008, the Company also reimbursed approximately $71,000 in out-of-pocket expenses to Mr. George Sherman whose name also appears on the above Compensation Committee Report. Mr. Jeyarajah, whose name also appears on the above Compensation Committee Report, is a Managing Director of Cypress. Out-of-pocket expenses of approximately $38,000 were reimbursed to Mr. Jeyarajah in fiscal 2008. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity during the fiscal year ended March 31, 2008.

(1)

Unless specifically stated otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

Summary Compensation Table

The following table presents information about the compensation of our Chief Executive Officer, our Chief Financial Officer and our other executive officer, whom we refer to as our Named Executive Officers, for the fiscal years ended March 31, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert A. Hitt,	2008	$575,000	—	—	$1,211,807	$1,813,271	$7,624	$183,668	$3,791,370
President and Chief Executive Officer	2007	$558,942	—	—	$807,844	$507,797	$3,510	$1,025,811	$2,903,904

George C. Moore,	2008	$411,537	—	—	$247,219	$981,094	—	$105,719	$1,745,569
Executive Vice President and Chief Financial Officer	2007	$215,384	—	—	$101,529	$151,667	—	$32,862	$501,442

Alex P. Marini,	2008	$500,000	—	—	$375,076	$650,000	—	$17,798	$1,550,374
President, Water Management Group	2007	$75,000	—	—	—	$212,414	$1,309,766	$6,621	$1,603,801

(1)	The amounts in column (f) reflect the dollar amount recognized for financial reporting purposes in accordance with SFAS 123(R). For a discussion of the assumptions and methodologies used to calculate the amounts reported in this column, please see the discussion of option awards contained in note 14 (Stock-Based Compensation) to our audited consolidated financial statements included elsewhere in this prospectus. Equity-based awards are denominated in shares of common stock of Rexnord Holdings.

(2)	The amounts in column (g) for fiscal 2008 represent the dollar amount paid as cash incentive awards under the Company’s MIP to Messrs. Hitt, Marini and Moore for fiscal 2008 performance.

(3)	The amounts in column (h) for Mr. Hitt represent the sum of the actuarial increase in the present value of each of his benefits under our Rexnord Non-Union Pension Plan plus interest on deferred compensation account balances under the SERP considered under SEC rules to be at above-market rates in the following amounts: $5,382 actuarial increase in pension value and $2,242 interest. The change in the actuarial present value of the accrued pension benefit is based on the difference of the present value of the accrued benefit as of the December 31, 2007 measurement date (used for financial statement reporting purposes) and the present value of the accrued benefit as of the prior year measurement date (used for financial statement reporting purposes). The amount in column (h) for Mr. Marini for 2008 is reported as zero because the change in the actuarial present value of the aggregate accumulated pension benefit for Mr. Marini pursuant to the terms of his employment agreement and his benefit under the Rexnord Non-Union Pension Plan calculated as of December 31, 2007 represents a decrease of $45,098 over the actuarial present value of his aggregate accumulated pension benefit pursuant to the terms of his employment agreement and his benefit under the Rexnord Non-Union Pension Plan calculated as of the prior year measurement date. For comparison purposes, the amount reported for fiscal 2007 includes the full value of the supplemental retirement benefit Mr. Marini is entitled to receive from the Company pursuant to the terms of his employment agreement valued as of February 7, 2007, the date the agreement was executed. These amounts were determined using the same actuarial assumptions applied for financial reporting purposes for the December 31, 2007 and December 31, 2006 measurement dates. Mr. Marini is also a participant under the JBI Master Pension Plan, which was merged into the Rexnord Non-Union Pension Plan as of April 13, 2007. See “Pension Benefits Table” below for a description of the supplemental retirement benefit and the aggregate pension benefits to which he is entitled under the Rexnord Non-Union Pension Plan.

(4)	For Mr. Hitt, for fiscal 2008, column (i) includes a 401(k) matching contribution of $7,750, a 401(k) personal retirement account (“PRA”) contribution of $6,750, a contribution of $91,821 to the SERP, a temporary housing benefit of $28,625, commuting reimbursements of $16,753, an auto benefit of $2,864, Exec-U care benefits of $5,686 and tax gross-ups in the aggregate of $23,419. For Mr. Moore, for fiscal 2008, amounts include a 401(k) matching contribution of $7,154, a PRA contribution of $6,750, a temporary housing benefit of $32,485, commuting reimbursements of $21,881, an auto benefit of $11,455 and aggregate tax gross-ups of $25,994. For Mr. Marini, for fiscal 2008, column (i) includes club dues of $6,142, an auto benefit of $1,342, a 401(k) matching contribution of $6,750 and aggregate tax gross-ups of $3,564.

Compensation of Named Executive Officers

The “Summary Compensation Table” above quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers in fiscal 2008 and fiscal 2007. The primary elements of each Named Executive Officer’s total compensation reported in the table are base salary, long-term equity incentives consisting of stock options, cash incentive compensation and, for certain Named Executive Officers, the change in pension value relating to our tax-qualified defined benefit plans and contract benefits and certain earnings relating to our nonqualified defined contribution plan and SERP. Named Executive Officers also earned or were paid the other benefits listed in Column (i) of the “Summary Compensation Table,” as further described in footnote (4) to the table.

The “Summary Compensation Table” should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Executive Officer’s employment agreement, or offer letter, as applicable, is provided immediately following this paragraph. The “Grants of Plan-Based Awards in Fiscal 2008” table, and the description of the material terms of the stock options that follows it, provides information regarding the long-term equity incentives awarded to our Named Executive Officers in fiscal 2008. The “Outstanding Equity Awards at Fiscal 2008 Year-End” and “Option Exercises and Stock Vested in Fiscal 2008” tables provide further information on the Named Executive Officers’ potential realizable value and actual value realized with respect to their equity awards. The “Pension Benefits Table” and related description of the material terms of our defined benefit plans describe each Named Executive Officer’s retirement benefits under our tax-qualified and nonqualified defined benefit plans and agreements to provide context to the amounts listed in the “Summary Compensation Table.” The “Nonqualified Deferred Compensation Plans” table and related description of the material terms of the SERP describe the benefits for Mr. Hitt under the SERP. The discussion under “—Potential Payments Upon Termination or Change in Control” below is intended to further explain the potential future payments that are, or may become, payable to our Named Executive Officers under certain circumstances.

Description of Employment Agreements

The Company, through its subsidiaries, has entered into employment agreements with Messrs. Hitt and Marini and an employment offer letter with Mr. Moore.

The agreement for Mr. Hitt was effective as of July 21, 2006 and provides for a five-year term, subject to automatic extension for successive one-year periods thereafter unless either party delivers notice within specified notice periods. Mr. Hitt’s initial annual salary, which may be increased by our board of directors, was $575,000, and he is eligible to receive an incentive compensation bonus under the terms of our MIP. In addition, the agreement for Mr. Hitt provided for a stock option grant to purchase 230,706 shares of Holdings common stock at an exercise price of $19.94 per share.

The employment agreement with Mr. Marini, which was effective as of February 7, 2007, provides for an initial term of employment through August 31, 2008, subject to automatic extensions for successive one-year periods thereafter unless either party delivers notice within specified notice periods. Under the agreement, Mr. Marini’s annual base salary was $500,000, which may be increased by the Company’s Chairman or Chief Executive Officer. Mr. Marini is eligible to receive a discretionary bonus under the Company’s annual bonus plan established for each fiscal year commencing with fiscal 2008 with an annual cash target bonus opportunity for each fiscal year equal to 100% of his base salary. In addition, the agreement for Mr. Marini provided for a stock option grant to purchase 205,244 shares of Holdings common stock at an exercise price of $19.94 per share. See the discussion following the “Pension Benefits Table” below for a description of the terms of Mr. Marini’s supplemental pension benefit.

In connection with Mr. Moore’s appointment as Chief Financial Officer of the Company, Mr. Moore and the Company executed an employment offer letter on July 27, 2006. This offer letter provides for a base salary of $400,000 for the first year of his employment and a base salary of $275,000 for the second year of his employment. The Company and Mr. Moore subsequently agreed to delay the reduction of Mr. Moore’s base salary for his second year of employment contemplated by the offer letter. As described under “—2008 Executive Compensation Components—Base Salary” Mr. Moore was awarded a salary increase effective June 2007.

Each of the employment agreements for Mr. Hitt and Mr. Marini provide for severance payments and benefits upon a termination of employment, as further described under “—Potential Payments Upon Termination or Change in Control” below.

Grants of Plan-Based Awards in Fiscal 2008

The following table presents information about grants of plan-based awards made to our Named Executive Officers during the fiscal year ended March 31, 2008.

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Grant Date ($)
Name		Threshold (3) ($)	Target ($) (4)	Maximum ($) (5)	Threshold (#) (6)	Target (#) (7)	Maximum (#) (8)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Robert A. Hitt	4/19/07	—	431,250	—				—			(9)
George C. Moore	4/19/07	—	210,000	—				—			(9)
Alex P. Marini	4/19/07	—	500,000	—				—			(9)

(1)	Amounts reflect target cash incentive awards under the MIP for the 2008 fiscal year for each Named Executive Officer. Each Named Executive Officer would likely be eligible to participate in the MIP on similar terms with respect to future years of employment, although the amount of the target cash incentive award could change from year to year based on changes to base salary or other factors.

(2)	Represents the portion (50%) of the options granted to each Named Executive Officer under the Option Plan not subject to performance-based vesting. These options vest in equal portions on the first five anniversaries of the grant date based upon continued employment.

(3)	There is no minimum amount payable under the MIP. No payout is earned if either the Company fails to achieve the minimum targets for EBITDA and Debt Reduction, or if an individual receives a zero achievement on their personal performance multiplier.

(4)	Represents the amount payable under the MIP if 100% of the performance measures are met and a 1.0 personal performance multiplier is used for the 2008 fiscal year for Messrs. Hitt, Marini and Moore assuming each executive’s current annual salary, excluding any additional discretionary bonus which could be paid under the plan.

(5)	The MIP does not set a limit on the maximum bonus opportunity payable with respect to the financial performance based portion of the bonus formula because the actual performance-based portion of our Named Executive Officers’ bonus may exceed 100% of their respective target bonus if the actual financial performance exceeds the specified Base Targets.

(6)	Represents the minimum number of option shares that would vest under the Named Executive Officer’s award under the Option Plan if the lowest performance threshold for vesting is satisfied.

(7)	Represents the number of option shares that would vest under the Named Executive Officer’s award under the Option Plan if 100% of the target performance for each metric under the plan is satisfied.

(8)	Represents the maximum number of options that could vest under the Named Executive Officer’s award under the Option Plan if the maximum performance threshold for vesting is satisfied.

(9)	On the grant date, both the exercise price and the deemed fair market value of Rexnord Holdings common stock were $ .

Narrative to Grants of Plan Based Awards

As described under “—2008 Executive Compensation Components—Annual Performance-Based Awards,” the MIP provides for cash incentive awards based on three criteria: the achievement of personal goals, referred to as “annual improvement priorities” or AIPs, the achievement of minimum annual EBITDA targets and the reduction of the Company’s debt by predetermined minimum levels. For Mr. Marini, the goals are based on EBITDA targets and Water Management’s Divisional Free Cash Flow.

Under the Option Plan, the vesting criteria for 50% of all options granted to our Named Executive Officers including those options granted in fiscal 2008, is based upon annual and cumulative EBITDA and debt reduction targets over a five-year period (the other 50% of such options vest in five equal amounts annually based on continued employment with the Company, subject to accelerated vesting or other modifications, as determined by the Holdings Compensation Committee). As is customary in incentive plans such as the Option Plan, the performance targets established for awards are subject to adjustment (such as the number and kind of shares with respect to which options may be granted, the number and kind of shares subject to outstanding options, the exercise price with respect to any option and the financial or other targets specified in an option award agreement) appropriate to prevent dilution or enlargement of the economic benefits intended to be made available under the awards as a result of certain corporate events, including as a result of an acquisition or divestiture.

Outstanding Equity Awards at Fiscal 2008 Year-End

The following table presents information about outstanding and unexercised options held by our Named Executive Officers at March 31, 2008.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (3) (#)	Option Exercise Price ($)	Option Expiration Date (4)
(a)	(b)	(c)	(d)	(e)	(f)
Robert A. Hitt		—	—		$07/21/16
	—				07/21/16
	—				4/19/17

George C. Moore	—				10/25/16
	—				4/19/17

Alex P. Marini	—				4/19/17

(1)	Represents options granted by our predecessor to purchase common stock of RBS Global held by Mr. Hitt which were converted into the right to purchase shares of Holdings at a price per share of $ in connection with the Apollo acquisition (“Roll-Over Options”).

(2)	Represents 50% of the aggregate options granted to the Named Executive Officer under the Option Plan, which options vest based on continued employment in equal annual amounts on each of the first five anniversaries of the July 21, 2006 grant date for Mr. Hitt’s initial options, the October 25, 2006 grant date for Mr. Moore’s initial options and the April 19, 2007 grant date for the additional options granted to Messrs. Hitt, Moore and Marini.

(3)	Represents 50% of the aggregate options granted to the Named Executive Officer under the Option Plan, which options are subject to performance-based vesting over five years from the date of grant subject to the Company meeting certain specific performance targets in that five-year period, which include both annual and cumulative EBITDA and debt reduction targets.

(4)	The option expiration date shown in column (f) above is the stated expiration date, and the latest date that the options may be exercised. The options may terminate earlier upon a termination of employment or in connection with a change in control of the Company.

Narrative to the Outstanding Equity Awards

Outstanding options currently consist of Roll-Over Options granted to Mr. Hitt in connection with the Apollo acquisition and incentive-based options granted to Messrs. Hitt, Marini and Moore pursuant to the Option Plan.

The options granted under the Option Plan may become fully vested if Holdings experiences certain liquidity events as defined in the Option Plan.

Option Exercises and Stock Vested in Fiscal 2008

The following table provides information regarding exercises of option awards by our Named Executive Officers during the fiscal year ended March 31, 2008.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
(a)	(b)	(c)
Robert A. Hitt		—
George C. Moore		—
Alex P. Marini	—	—

(1)	The amount reported in this column for Messrs. Hitt and Moore is zero because on the date the options were exercised, both the exercise price and the deemed fair market value of the Company’s common stock on such date were $ , and thus Messrs. Hitt and Moore did not realize any value upon such exercise.

Pension Benefits Table

The following table presents information regarding the present value of accumulated benefits that may become payable to each of the Named Executive Officers under our qualified and nonqualified defined-benefit pension plans as of March 31, 2008.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Robert A. Hitt	Rexnord Non-Union Pension Plan	8.25	$114,693	—
George C. Moore		—	—	—
Alex P. Marini (2)	Rexnord Non-Union Pension Plan	35	$936,613	—
	Supplemental Pension Benefit (Employment Agreement)	—	$1,218,163	—

(1)	The amounts in column (d) represent the actuarial present value of each Named Executive Officer’s accumulated pension benefit under the respective pension plans in which they participated as of the December 31, 2007 measurement date used for financial statement reporting purposes. Participants in the Rexnord Non-Union Pension Plan are assumed to retire at age 65, the plan’s earliest termination date with unreduced benefits. For Mr. Marini, the present value of his benefit under his employment agreement is based on an assumed age 62 retirement date. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Retirement Benefits” and note 15 to our audited consolidated financial statements.

(2)	Mr. Marini was a participant in the JBI Master Pension Plan, which was merged into the Rexnord Non-Union Plan effective April 13, 2007. Mr. Marini’s employment with the Company commenced on February 7, 2007. Accordingly, the number of years of credited service represents former service with JBI and its affiliates.

Rexnord Non-Union Pension Plan. Mr. Hitt participates in the Rexnord Non-Union Pension Plan. Benefit payments under this plan are generally based on final average annual compensation—including overtime pay, incentive compensation and certain other forms of compensation reportable as wages taxable for federal income tax purposes, but excluding severance payments, amounts attributable to our equity plans and any taxable fringe benefits—for the five years within the final ten years of employment prior to termination that produce the highest average. The plan’s benefits formula also integrates benefit formulas from prior plans of our former parent and JBI in which certain participants may have been entitled to participate. Benefits are generally payable as a life annuity for unmarried participants and on a 50% joint and survivor basis for married participants. The full retirement benefit is payable to participants who retire on or after age 65, and a reduced early retirement benefit is available to participants who retire on or after age 55 with 10 years of service. No offsets are made for the value of any social security benefits earned. During our 2004 fiscal year the Company froze credited service as of March 31, 2004. As such, no additional benefits are accruing under this plan. Mr. Hitt is eligible for increases in final average pay through 2014.

Supplemental Pension Benefits for Mr. Marini. Under the terms of Mr. Marini’s employment agreement with the Company that became effective February 7, 2007 in connection with the Zurn acquisition (the “Marini Employment Agreement”), Mr. Marini is entitled to receive a monthly supplemental retirement benefit in the form of a 60% joint and survivor annuity commencing upon his retirement, so long as his employment is not terminated for “cause” (as defined under the Marini employment agreement). The amount of the monthly supplemental retirement benefit is determined as of Mr. Marini’s retirement date and is an amount necessary to provide Mr. Marini with a monthly 60% joint and survivor annuity during Mr. Marini’s life after his retirement equal to the positive difference, if any, between $20,000 less his “existing retirement benefit.” Mr. Marini’s “existing retirement benefit” is equal to the sum of (1) the aggregate monthly benefit that he is entitled to receive under all of the tax-qualified and non tax-qualified pension plans covering Mr. Marini during his employment with the Company and its affiliates and (2) the value of the lump sum payment he received under certain supplemental pension plans maintained by JBI upon the sale of JBI to affiliates of Apollo on February 7, 2007, assuming for purposes of the calculation that the amount was not paid until his retirement and was paid in the form of a 60% joint and survivor annuity rather than in a lump sum. Regardless of the form in which the existing retirement benefits would be paid under the terms of the applicable plan, for purposes of the calculation under the agreement, each benefit is determined assuming that the benefit is payable in the form of a 60% joint and survivor annuity determined using the actuarial assumptions that are used under the Company’s tax-qualified defined benefit plan at the time of Mr. Marini’s retirement. If Mr. Marini voluntarily terminates his employment with the Company for any reason other than a termination for “good reason” (as defined under the Marini employment agreement), death or disability, he must give the Company six months notice of his termination in order to receive the supplemental retirement benefit. If he does not give the Company the six months notice, Mr. Marini will be required to pay the Company an amount equal to his then current base salary.

Nonqualified Deferred Compensation Table

The following table presents information on contributions to, earnings accrued under and distributions from our nonqualified defined contribution and other nonqualified deferred compensation plans during the fiscal year ended March 31, 2008.

Name	Plan Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
(a)		(b)	(c)	(d)	(e)	(f)
Robert A. Hitt	SERP	—	$91,821	$20,177	—	$410,911	(3)
	Signing Bonus Plan					$825,594
George C. Moore		—	—	—	—	—
Alex P. Marini		—	—	—	—	—

(1)	The amount reported is included in column (i) of the Summary Compensation Table and represents a contribution for Mr. Hitt of $91,821 under the SERP.

(2)	Of this amount, $2,242 is included in column (h) of the Summary Compensation Table and represents interest on deferred compensation account balances under the SERP considered under SEC rules to be at above-market rates.

(3)	Of this amount, $1,340 was previously reported as compensation to Mr. Hitt under column (h) of the Summary Compensation table for fiscal 2007.

Narrative to the Nonqualified Deferred Compensation Table

Mr. Hitt is a participant in the Rexnord Special Signing Bonus Plan (the “Signing Bonus Plan”). The Company established the Signing Bonus Plan effective July 21, 2006 to provide for an award of a cash bonus to certain employees, directors, consultants and other service providers of the Company and its subsidiaries who agreed to provide services to the Company following the date of its adoption (which was the date of the July 2006 Apollo acquisition). Bonuses become payable to participants upon the earliest to occur of: (i) a change in control of the Company, (ii) the participant’s separation from service or (iii) a date specified in the participant’s plan participation letter, which for Mr. Hitt is within 30 days after November 25, 2012. Bonus amounts are not credited with interest or other earnings. None of the other Named Executive Officers is a participant in the Signing Bonus Plan.

Mr. Hitt, is the sole participant in the Rexnord Supplemental Executive Retirement Plan (“SERP”) that the Company adopted on January 1, 2004. Under the SERP, on the date the plan was adopted, each participant was credited with a specified amount to his account, and during the term of each participant’s active employment with the Company thereafter each participant’s account is credited annually as of each December 31 with a percentage of his compensation, which is 8.48% for Mr. Hitt. Account balances are also credited with earnings at an annual interest rate of 6.75%. Participants are credited with a pro-rata contribution amount and interest in the year that the participant’s employment terminates. Benefits become payable upon a termination of employment or in the event of death. A “rabbi-trust” has been established to fund benefit obligations under the SERP.

Potential Payments Upon Termination or Change in Control

As described above in the “Compensation Discussion and Analysis—Severance Benefits”, the employment agreements of Mr. Hitt and Mr. Marini include provisions regarding certain payments to be made in the event of termination by the Company or by the executive.

Under the terms of the employment agreement for Mr. Hitt, upon termination of employment either by us without cause or by Mr. Hitt for good reason, he will be entitled to an amount equal to his stated annual base salary for a period of eighteen months and, during such severance period, continued coverage under all of our group health benefit plans in which he and any of his dependents were entitled to participate immediately prior to termination. In addition to the foregoing, the employment agreement also provides that in the event of a termination within 18 months of a change in control (as defined in the employment agreement) by the Company without cause, or by Mr. Hitt for good reason, Mr. Hitt is also entitled to receive an amount equal to the annual bonus he would have received in the performance period in effect at the time of termination, plus 18 months of the premium amount of the basic life insurance coverage then in place for him. Mr. Hitt is prohibited from competing with us during the term of his employment and for a period of twenty four months following termination of his employment.

Under the terms of the employment agreement for Mr. Marini, in the event Mr. Marini voluntarily retires from the Company, he will be entitled to receive certain annuity benefits (described above under “Supplemental Pension Benefits for Mr. Marini”), provided he gives the Company at least six months’ notice of his intention to retire, and retiree medical coverage under our retiree medical plan in effect, if any, upon his termination. If Mr. Marini’s employment is terminated on or before August 31, 2008 either by us without cause, by Mr. Marini for good reason (in each case as defined in the agreement), or because we do not extend his employment term, subject to the execution of a release of claims, he will be entitled to receive 24 monthly payments equal to his then-monthly rate of base salary and a lump sum payment equal to two times his annual target bonus amount. If a termination occurs for either of these reasons after August 31, 2008, he will be entitled to receive 12 monthly payments equal to his then-monthly rate of base salary and a lump sum payment equal to his annual target bonus amount. Additionally, if such termination occurs prior to August 31, 2008 Mr. Marini will also be entitled to continued coverage under all of our group health benefit plans in which he and any of his dependents were entitled to participate immediately prior to termination for a period of two years, or for a period of one year if such termination occurs thereafter. In either case, he will also be entitled to receive his minimum pension amount, as calculated pursuant to the agreement, retiree medical benefits for him and his spouse pursuant to the terms of the Company’s retiree medical plan covering the senior executives of the Company at the time of such termination, 12 months of accelerated vesting of his then-unvested options and any amounts then owed to Mr. Marini under the applicable benefit plans in which he is a participant, which are to be paid in accordance with the terms of such plans. Subject to certain limitations, under the agreement Mr. Marini is prohibited from competing with us or soliciting our employees, customers, suppliers or certain other persons during the term of his employment and for a period of 24 months following termination of his employment.

Mr. Moore is covered under a corporate severance policy that applies to our employees whose employment is involuntarily terminated under various conditions described in the plan document. The severance policy is intended to cover employees who are not entitled to severance benefits under an employment agreement

The following table presents the dollar value of the maximum severance benefits to which each executive would have been entitled under their respective employment agreements had a qualifying termination of employment occurred on March 31, 2008.

Name	Triggering Event	Cash Severance		Continued Benefits	Total	Value of accelerated Unvested Options (1)
Robert A. Hitt	Term. Without Cause or Resign for Good Reason	$862,500		$23,625	$886,125	—
	Change in Control and Term. Without Cause or Resign for Good Reason(2)	$1,293,750	(3)	$25,229	$1,318,979	—
Alex P. Marini	Term. Without Cause or Resign for Good Reason	$2,000,000		$21,084	$2,021,084	—
	Change in Control and Term. Without Cause or Resign for Good Reason	$2,000,000		$21,048	$2,021,048	—

(1)	In the event of a change in control, the Option Plan permits the Holdings Compensation Committee to take one of a series of actions, including causing outstanding option grants to be subject to accelerated vesting or repurchase by the Company. This column represents the intrinsic value of the Named Executive Officer’s options assuming that the options would accelerate in the event of a change in control. This amount is calculated by multiplying the amount (if any) by which $19.94 (the deemed fair market value of Rexnord Holdings common stock on March 31, 2008) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. Because the exercise price was equal to the deemed fair market value, these is no positive intrinsic value of these awards as of March 31, 2008.

(2)	Assumes Mr. Hitt is terminated without cause or quits for good reason within 18 months of the change in control.

(3)	Assumes Mr. Hitt’s bonus for the year of termination equaled his target bonus of 75% of fiscal 2008 base salary.

Upon a termination of employment, Mr. Hitt would also be entitled to a distribution of the amount then credited to his account and fully vested under the SERP of $410,911. In addition, upon a termination of employment or a change in control, Mr. Hitt would be entitled to receive the $825,594 credited to his account and fully vested under the Special Signing Bonus Plan. Upon a termination of employment, Mr. Marini would also be entitled to his minimum supplemental pension benefit as described under “Pension Benefits Table” above. Additionally, in the event of a change in control, the Option Plan permits the Committee to take one of a series of actions, including causing outstanding option grants to be subject to accelerated vesting or repurchase by the Company.

Director Compensation

The table below summarizes the compensation we paid to persons who were non-employee directors of the Company for the fiscal year ended March 31, 2008. Director fees were paid for board membership in the RBS Global board of directors. No additional directors fees were paid to such persons for service on the Company’s Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
George M. Sherman	—	—	$2,927,178	—	—	—	$2,927,178
Laurence M. Berg	$48,000	—	124,185	—	—	—	172,185
Peter P. Copses	$48,000	—	124,185	—	—	—	172,185
Damian J. Giangiacomo	$48,000	—	124,185	—	—	—	172,185
Praveen R. Jeyarajah	—	—	249,278	—	—	—	249,278
Steven Martinez	$48,000	—	124,185	—	—	—	172,185

(1)	The amounts in column (d) reflect the dollar amount recognized for financial reporting purposes for the fiscal year ended March 31, 2008, in accordance with SFAS 123(R), based on options granted under the Option Plan to purchase shares of common stock for Mr. Sherman, options granted under the Option Plan to purchase shares of common stock for Messrs. Berg, Copses, Giangiacomo and Martinez, respectively and options granted under the Option Plan to purchase shares of common stock for Mr. Jeyarajah. For a discussion of the assumptions and methodologies used to calculate the amounts reported in this column, please see the discussion of option awards contained in note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	The following table presents the aggregate number of outstanding unexercised options held by each of our non-employee directors as of March 31, 2008.

Director	Number of Options Outstanding
George M. Sherman (*)
Laurence M. Berg
Peter P. Copses
Damian J. Giangiacomo
Praveen R. Jeyarajah
Steven Martinez

(*)	These options are held by Cypress Group, LLC, over which Mr. Sherman has sole voting and dispositive power.

Narrative to Directors’ Compensation Table

We pay our non-employee directors (excluding Messrs. Sherman and Jeyarajah) an annual cash retainer of $40,000, paid quarterly after each fiscal quarter of service, and a fee of $2,000 for each board and committee meeting attended in person. Fifty percent of the meeting fee is paid for board and committee meetings attended by teleconference. Directors who are also employees of the Company receive no additional compensation for their service as Directors. Directors are eligible to receive equity-based awards from time to time on a discretionary basis. On April 29, 2007, Messrs. Berg, Martinez, Copses and Giangiacomo received options to purchase          shares of Company common stock pursuant to the Option Plan and Mr. Jeyarajah received options to purchase          shares of Company common stock pursuant to the Option Plan.

On July 22, 2006, we entered into the Cypress agreement, as described above. Under the terms of the agreement Mr. Sherman also received a grant of options to purchase              and              shares of Company common stock granted to Cypress and Mr. Sherman respectively. Pursuant to the Option Plan 50% of the options granted vest based on continued service in equal annual amounts on the first five anniversaries of the April 19, 2007 grant date and the remaining 50% of the options granted are subject to performance-based vesting over five years, subject to the Company meeting certain specific performance targets in each of the fiscal years 2008 though 2012, which include both annual and cumulative EBITDA and debt reduction targets. Mr. Sherman also is entitled to reimbursement for all reasonable travel and other expenses incurred in connection with our business. Mr. Sherman purchased             shares at $         on April 17, 2007.

RELATED PARTY TRANSACTIONS

As a public company we will ensure that all material transactions with related parties are fair, reasonable and in our best interest. In this regard the audit committee charter shall provide that that committee will review all material transactions between us and related parties to determine that such transactions meet that standard. Management shall not cause the Company to enter into any new related-party transaction unless the audit committee approves that transaction.

Management Service Fees

Rexnord Holdings, Inc. has a management consulting agreement with Apollo for advisory and consulting services relating to business, financial oversight, administration and the policies of Rexnord Holdings, Inc. and its subsidiaries. Under the terms of the agreement, which became effective July 22, 2006 and was subsequently amended and restated as of February 7, 2007, the Company paid $1.4 million during the period from July 22, 2006 through March 31, 2007 and $3.0 million during the year ended March 31, 2008 plus out-of-pocket expenses. This agreement will remain in effect until the twelfth anniversary of the date of the amended agreement (unless extended pursuant to the terms thereof), or such earlier time as the Company and Apollo may mutually agree. Upon the consummation of this offering, Apollo intends to terminate the management consulting agreement, and as a result will receive $20.0 million.

RBS Global, Inc. had a management services agreement with TC Group, L.L.C., (The Carlyle Group) for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Predecessor. Under the terms of the agreement, the Company paid the following, plus out-of-pocket expenses; $2.0 million for the year ended March 31, 2006 and $0.5 million during the period from April 1, 2006 through July 21, 2006. This agreement was terminated on July 21, 2006 when The Carlyle Group sold the Company to Apollo.

Consulting Services

Rexnord LLC has a management consulting agreement (the “Cypress agreement”) with Mr. George Sherman and two entities controlled by Mr. Sherman, Cypress Group, LLC (“Cypress”) and Cypress Industrial Holdings, LLC (“Cypress Industrial” and, collectively with Mr. Sherman and Cypress, “Consultant”). Pursuant to the Cypress agreement, Mr. Sherman serves as a director of Rexnord LLC and as a director in the capacity of Non-Executive Chairman of the boards of directors of RBS Global and Rexnord Holdings and also provides certain consulting services to us including advising with respect to management strategy. In exchange, Consultant receives reimbursement for reasonable out-of-pocket expenses. Through the date of the Zurn acquisition, Mr. Sherman also received an annual consulting fee of $250,000. Effective this date, the Cypress agreement was amended, effectively eliminating the consulting fee compensation prospectively. In addition to out-of pocket expenses, the Company paid the following consulting fees for the respective time periods: $250,000 during the year ended March 31, 2006, $77,500 for the period from April 1, 2006 through July 21, 2006 and $136,000 during the period from July 22, 2006 through February 7, 2007. Consultant also received non-qualified stock options in fiscal 2007 and fiscal 2008.

During the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, the Company paid approximately $1.5 million, $0.5 million, $2.5 million and $1.4 million respectively, for consulting services provided by an entity that is controlled by certain minority shareholders of the Company.

The Zurn Acquisition

On October 11, 2006 the Company entered into an agreement with Jupiter, an affiliate of Apollo, to acquire the water management business (“Zurn”) of Jacuzzi Brands, Inc. (“Jacuzzi”). Apollo subsequently caused Jacuzzi to sell the assets of its bath business to Bath Acquisition Corp., an affiliate of Apollo, leaving Zurn as Jacuzzi’s sole business operation and on February 7, 2007, the Company acquired the common stock of Jacuzzi, and therefore, Zurn, from an affiliate of Apollo, for a cash purchase price of $942.5 million, including transaction costs and additional deferred financing fees. The transaction was approved both by the stockholders of the Company, as required by Delaware law in the case of an affiliate transaction of this type, and unanimously by the Company’s board of directors, including those who were not affiliated with Apollo. In each case the stockholders and the unaffiliated directors assessed the transaction and the purchase price to be paid for Jacuzzi from the Rexnord Holdings, Inc. and Subsidiaries perspective of what was in the best interests of the Company and all of its stockholders, when taking into account the benefits they expected the Company to realize from the transaction. Further, upon completion of their review of the transaction, the board of directors made the determination that the acquisition of Jacuzzi was made on terms not materially less favorable to RBS Global than those that could have been obtained in a comparable transaction between RBS Global and an unrelated person, as required by the indentures governing the debt securities of RBS Global and Rexnord, LLC.

Transaction costs

During the year ended March 31, 2006, the Company paid approximately $3.0 million to The Carlyle Group and $2.0 million to Cypress for investment banking services and other transaction costs in connection with the acquisition of Falk.

During the year ended March 31, 2007, the Company paid a total of $0.6 million to The Carlyle Group and $21.3 million to Apollo for investment banking and other transaction related services as part of the purchase of the Company by Apollo.

During the year ended March 31, 2007, the Company paid a total of $9.0 million to Apollo and $1.8 million to the Cypress Group LLC for investment banking and other transaction related services as part of the Zurn Acquisition.

Other

In April 2008, Mr. Sherman purchased approximately $0.5 million (approximately $0.6 million face value or 0.2133% of the total commitment) of the 11.75% senior subordinated notes due 2016 of RBS Global. Additionally, in April 2008, Cypress Group Holdings II, LLC, an entity controlled by Mr. Sherman, purchased approximately $2.0 million (approximately $3.0 million face value or 0.5798% of the total commitment) of the outstanding PIK toggle senior indebtedness due 2013 of Rexnord Holdings, which is outstanding pursuant to a credit agreement dated March 2, 2007 between us, various lenders thereunder and an affiliate of Credit Suisse, as administrative agent.

In February 2008, Apollo purchased approximately $25.1 million (approximately $36.6 million face value or 7.0489% of the total) of the outstanding PIK toggle senior indebtedness due 2013 of Rexnord Holdings, which is outstanding pursuant to a credit agreement dated March 2, 2007 between us, various lenders thereunder and an affiliate of Credit Suisse, as administrative agent. Additionally in February 2008, Apollo purchased approximately $8.3 million (approximately $10.0 million face value or 3.3333% of the total) of the 11.75% senior subordinated notes due 2016 of RBS Global.

In connection with the Zurn acquisition, we, through one or more of our subsidiaries, continue to incur certain payroll and administrative costs on behalf of Bath Acquisition Corp. (“Bath”) (the former bath segment of JBI, which was purchased by an Apollo affiliate). These costs are reimbursed to us by Bath on a monthly basis. During the year ended March 31, 2008, we received approximately $6.8 million of reimbursements. It is anticipated that this cost incurrence and reimbursement arrangement will continue in effect until we have fully transitioned the payment of these costs to Bath, which we expect will be by the end of fiscal 2009.

Debt Repayment

Our affiliates, including Apollo, that are holders of the PIK toggle senior indebtedness due 2013 of Rexnord Holdings may receive net proceeds from this offering in connection with the repayment of this indebtedness. As of the date of this prospectus, Apollo and its affiliates held approximately $40.0 million of the PIK toggle senior indebtedness due 2013 of Rexnord Holdings and Cypress Group Holdings II, LLC held approximately $3.2 million of the PIK toggle senior indebtedness due 2013 of Rexnord Holdings. However, from time to time, Apollo, Cypress Group Holdings II, LLC, Mr. Sherman or any of their respective affiliates, depending upon market, pricing and other conditions, may in the future purchase additional PIK toggle senior indebtedness due 2013 of Rexnord Holdings or sell such indebtedness owned by them in the market. Any such future purchases or sales may be made in the open market, privately negotiated transactions, tender offers or otherwise. At July 1, 2008, the PIK toggle senior indebtedness traded at approximately 80% of face value based on indicative bid/offer prices.

Shareholder’s Agreeement

In connection with the acquisition of RBS Global by affiliates of Apollo, we entered into a stockholders’ agreement (the “RHI Stockholders’ Agreement”) with Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC and certain other of our stockholders. The RHI Stockholders’ Agreement provides for customary restrictions on transfer, grants to us customary repurchase rights, grants to all stockholders customary tag-along rights, grants to Apollo customary drag-along rights, demand registration rights and information rights, and grants to all stockholders customary piggyback registration rights. The RHI Stockholders’ Agreement includes a customary non-solicitation covenant applicable to management for two (2) years following termination of employment and a customary non-competition covenant applicable to management for one (1) year following the termination of employment. The RHI Stockholders’ Agreement also includes a voting agreement among the stockholders with respect to the nomination and election of directors.

We also entered into a stockholders’ agreement with Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC, Cypress and George M. Sherman (the “Cypress Stockholders’ Agreement”) which provides for similar repurchase rights, tag-along rights, drag-along rights, registration rights, information rights, registration rights, restrictions on transfers and voting agreements with respect to the nomination and election of directors as the RHI Stockholders’ Agreement. The Cypress Stockholders’ Agreement also grants to stockholders affiliated with Cypress a put right exercisable upon the termination of George M. Sherman’s consulting agreement with us.

PRINCIPAL STOCKHOLDERS

The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of September 1, 2008 for:

•	each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

•	each of the executive officers named in the summary compensation table;

•	each of our directors and director nominees; and

•	all of our directors and executive officers as a group.

The percentage of ownership indicated before this offering is based on              shares of common stock outstanding on September 1, 2008. The percentage of ownership indicated after this offering is based on              shares, including the shares offered by this prospectus and assuming no exercise of options outstanding after September 1, 2008.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 1, 2008 and not subject to repurchase as of that date are deemed outstanding for the purpose of calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for the purpose of calculating the percentage of outstanding shares owned by any other person. Unless otherwise noted, the address for each director and executive officer is 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214.

	Beneficial Ownership Before Offering		Beneficial Ownership After Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage

5% Stockholders:
Apollo (1)		93.7%

Directors and Executive Officers:
George M. Sherman (2)		6.5%
Robert A. Hitt (3)		1.5%
George C. Moore (4)		*
Todd A. Adams (5)		*
Alex Marini (6)		*
Laurence M. Berg (7) (12)		*
Peter P. Copses (8) (12)		*
Damian Giangiacomo (9) (12)		*
Praveen R. Jeyarajah (10)		*
Steven Martinez (11) (12)		*

Directors and Executive Officers as a Group (13)		9.3%

*	Indicates less than one percent

(1)

Represents          shares owned by Rexnord Acquisition Holdings I, LLC and          shares owned by Rexnord Acquisition Holdings II, LLC. Apollo Management VI, L.P. (“Management VI”) is the manager of Rexnord Acquisition Holdings I, LLC and Rexnord Acquisition Holdings II, LLC. AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI and Apollo Management, L.P. (“Apollo Management”) is the sole member-manager of AIF VI LLC. Each of Management VI, AIF VI LLC and Apollo Management disclaims beneficial ownership of the shares owned by Rexnord Acquisition

Holdings I, LLC and Rexnord Acquisition Holdings II, LLC, except to the extent of any pecuniary interest therein. The address of each of Management VI, AIF VI LLC and Apollo Management is c/o Apollo Management, L.P., 9 West 57th Street, New York, NY 10019.

Leon Black, Joshua Harris and Marc Rowan effectively have the power to exercise voting and investment control over Apollo Management, with respect to the shares held by the Apollo funds. Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of such shares.

(2)	Includes shares held by Cypress Industrial Holdings, LLC, over which Mr. Sherman has sole voting and dispositive power. Includes options to purchase , and shares held by Mr. Sherman, Cypress Industrial Holdings, LLC and Cypress Group, LLC, respectively, that are exercisable within 60 days and over which Mr. Sherman has sole voting and dispositive power.

(3)	Includes options to purchase shares held by Mr. Hitt that are exercisable within 60 days.

(4)	Includes shares transferred by Mr. Moore to his children, over which Mr. Moore has sole voting power. Includes options to purchase shares held by Mr. Moore that are exercisable within 60 days.

(5)	Includes options to purchase shares held by Mr. Adams that are exercisable within 60 days.

(6)	Includes options to purchase shares held by Mr. Marini that are exercisable within 60 days.

(7)	Represents options to purchase shares held by Mr. Berg that are exercisable within 60 days.

(8)	Represents options to purchase shares held by Mr. Copses that are exercisable within 60 days.

(9)	Represents options to purchase shares held by Mr. Giangiacomo that are exercisable within 60 days.

(10)	Includes options to purchase shares held by Mr. Jeyarajah.

(11)	Represents options to purchase shares held by Mr. Martinez that are exercisable within 60 days.

(12)	Each of the persons affiliated with Apollo who is also a partner or senior partner of Apollo may be deemed a beneficial owner of the shares owned by Apollo due to his or her status as an affiliate of Apollo. Each such person disclaims beneficial ownership of any such shares in which he or she does not have a pecuniary interest. The address of each such person and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, New York, NY 10019.

(13)	Includes an aggregate of options to purchase shares that are exercisable within 60 days held by all of our directors and executive officers as a group.

DESCRIPTION OF CAPITAL STOCK

Upon completion of the offering, our authorized capital stock will consist of             shares of common stock, the rights and preferences of which may be designated by the board of directors. As of             , 2008, there were             shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of             , 2008, there were              holders of record of our common stock.

The discussion below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors. Under the Delaware General Corporation Law, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment.

Dividend Rights. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. Our credit agreement imposes restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters. The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

Delaware Anti-Takeover Law. We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have elected;

•

the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

•

upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. Delaware law defines “interested stockholder” as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of RBS Global.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

DESCRIPTION OF INDEBTEDNESS

We are a holding company and have no material direct obligations except the approximately $546.0 million of PIK toggle senior indebtedness due 2013 outstanding as of September 2, 2008 (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Rexnord Holdings Indebtedness”). The net proceeds from the indebtedness under the credit agreement were used to fund a special dividend to our stockholders. We intend to repay this indebtedness in full with a portion of the proceeds from this offering. Our principal operating subsidiaries, RBS Global and Rexnord LLC, also have substantial obligations. We summarize below the principal terms of the agreements that govern certain of our existing indebtedness. This summary is not a complete description of all of the terms of the agreements and we urge you to read the entirety of the agreements which govern our indebtedness because it is those agreements in their entirety and not these summaries that govern our indebtedness.

Senior Secured Credit Facilities

RBS Global and Rexnord LLC are co-borrowers under certain senior secured credit facilities with a syndicate of banks and other financial institutions consisting of:

•	a $810.0 million term loan facility with a maturity date of July 19, 2013, all of which has been drawn and of which $767.5 million was outstanding at March 31, 2008; and

•

a $150.0 million revolving credit facility with a maturity date of July 20, 2012 and borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans, none of which was outstanding at June 28, 2008 (other than $29.2 million in outstanding letters of credit).

Interest Rate and Fees. The borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate determined by reference to the prime rate published by Bloomberg professional service page prime, and (2) the Federal funds rate plus  1/2 of 1% or (b) a eurocurrency rate determined by reference to the costs of funds for eurocurrency deposits for the interest period relevant to such borrowing adjusted for certain additional costs. The applicable margins for such borrowings are determined by reference to our senior secured leverage ratio as in effect from time to time. The weighted average interest rate of the outstanding term loans at March 31, 2008 was 6.26% per annum.

In addition to paying interest on outstanding principal under the senior secured credit facilities, our subsidiaries are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum (subject to reduction upon attainment and maintenance of a certain senior secured leverage ratio). Our subsidiaries also pay customary letter of credit and agency fees.

Prepayments. The senior secured credit facilities require our subsidiaries to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage may be reduced to 25% or zero upon the achievement and maintenance of certain senior secured leverage ratios) of excess cash flow (as defined in the credit agreement);

•	100% (which percentage may be reduced to zero upon the achievement of a certain senior secured leverage ratio) of the net cash proceeds of certain incurrences of debt; and

•

100% (which percentage may be reduced to zero upon the achievement of a certain senior secured leverage ratio) of the net cash proceeds of most non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 15 months (and, if so committed, in the event that such contract has been terminated), subject to certain limitations.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

Amortization. The existing term loan amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on July 19, 2013. As of March 31, 2008, the remaining scheduled amortization payments prior to maturity total $11.7 million.

All amounts outstanding under the revolving credit facility will be due and payable in full, and the commitments thereunder will terminate, on July 20, 2012.

Guarantee and Security. All obligations under the subsidiaries’ senior secured credit facilities are unconditionally guaranteed by Chase Acquisition I, Inc. (prior to an initial public offering of Chase Acquisition I, Inc.’s common stock) and, subject to certain exceptions, each of RBS Global’s existing and future direct and indirect domestic subsidiaries, which we refer to collectively as “U.S. Guarantors.”

All obligations under the senior secured credit facilities, and the guarantees of those obligations (as well as certain interest-hedging or other swap agreements) are secured by substantially all of RBS Global’s assets as well as those of Chase Acquisition I, Inc. and each U.S. Guarantor, including, but not limited to, the following and subject to certain exceptions:

•

a pledge of all of RBS Global’s equity interests by Chase Acquisition I, Inc., a pledge of 100% of the equity interests of all U.S. Guarantors and a pledge of 65% of the voting equity interests of certain of RBS Global’s foreign subsidiaries; and

•	a first priority security interest in substantially all of RBS Global’s tangible and intangible assets as well as those of Chase Acquisition I, Inc. and each U.S. Guarantor.

Certain Covenants and Events of Default. The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, RBS Global’s ability, and the ability of its subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase its capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in certain mergers or consolidations;

•	enter into sale-and-leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing its indebtedness;

•	make capital expenditures;

•	enter into hedging agreements;

•	amend its organizational documents;

•	change the business conducted by it and its subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, the revolving credit facility requires RBS Global to maintain a maximum consolidated senior secured leverage ratio. The senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Senior Notes Due 2014

On July 21, 2006, RBS Global and Rexnord LLC, as joint obligors, issued $485.0 million in aggregate principal amount of the initial 2014 notes, and on February 7, 2007 they issued the additional 2014 notes in aggregate principal amount of $310.0 million. The 2014 notes are RBS Global’s unsecured, senior obligations and are guaranteed on an unsecured, senior basis by each of the subsidiaries of Rexnord LLC that guarantees RBS Global’s senior secured credit facilities, the 2016 senior notes and its senior subordinated notes. The 2014 notes will mature on August 1, 2014.

The 2014 notes bear interest at a rate of 9 1/2% per annum, payable on each February 1 and August 1, commencing February 1, 2007. Upon the occurrence of a change of control, RBS Global will be required to offer to repurchase all of the 2014 notes at 101% of the principal amount thereto.

On or after August 1, 2011, RBS Global may redeem the 2014 notes at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2010	104.750%
2011	102.375%
2012 and thereafter	100.000%

In addition, prior to August 1, 2010, the 2014 notes may be redeemed at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the 2014 notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date.

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2009, we may redeem in the aggregate up to 35% of the original aggregate principal amount of the initial and additional 2014 notes with the net cash proceeds of one or more equity offerings (1) by RBS Global or (2) by any direct or indirect parent of RBS Global, including by the Company with proceeds from this offering, at a redemption price (expressed as a percentage of principal amount thereof) of 109.500%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The 2014 note indenture allows RBS Global to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the senior secured credit facilities. The indenture also allows them to incur additional debt as long they can satisfy the coverage ratio of the indenture after giving effect thereto on a pro forma basis.

The 2014 note indenture also contains covenants limiting dividends, investments, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and require RBS Global and Rexnord LLC to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the 2014 note indenture. These covenants are subject to a number of important qualifications. The 2014 note indenture does not impose any limitation on the incurrence by RBS Global of liabilities that are not considered “indebtedness” under the 2014 note indenture, such as certain sale/leaseback transactions; nor does the 2014 note indenture impose any limitation on the amount of liabilities incurred by RBS Global’s subsidiaries, if any, that might be designated as “unrestricted subsidiaries” (as defined in the 2014 note indenture).

Senior Notes Due 2016

On February 7, 2007, RBS Global and Rexnord LLC, as joint obligors, issued $150.0 million in aggregate principal amount of the 8 7/8% senior notes due 2016. The 2016 senior notes are RBS Global’s unsecured, senior obligations and are guaranteed on an unsecured, senior basis by each of the subsidiaries of Rexnord LLC that guarantees RBS Global’s senior secured credit facilities, the 2014 notes and its senior subordinated notes. The 2016 senior notes will mature on September 1, 2016. The 2016 senior notes bear interest at a rate of 8 7/8% per annum, payable on each March 1 and September 1, commencing September 1, 2007. Upon the occurrence of a change of control, RBS Global will be required to offer to repurchase all of the 2016 senior notes at 101% of the principal amount thereto. On or after August 1, 2011, RBS Global may redeem the 2016 senior notes at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2011	104.438%
2012	102.219%
2013 and thereafter	100.000%

In addition, prior to August 1, 2011, the 2016 senior notes may be redeemed at our option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the 2016 senior notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date.

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2011, we may redeem in the aggregate up to 35% of the original aggregate principal amount of the initial and additional 2016 senior notes with the net cash proceeds of one or more equity offerings (1) by RBS Global or (2) by any direct or indirect parent of RBS Global, including by the Company with proceeds from this offering, at a redemption price (expressed as a percentage of principal amount thereof) of 108.875%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The 2016 senior notes indenture allows RBS Global to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the senior secured credit facilities. The indenture also allows them to incur additional debt as long they can satisfy the coverage ratio of the indenture after giving effect thereto on a pro forma basis.

The 2016 senior note indenture also contains covenants limiting dividends, investments, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and require RBS Global and Rexnord LLC to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the 2016 senior note indenture. These covenants are subject to a number of important qualifications. The 2016 senior note indenture does not impose any limitation on the incurrence by RBS Global of liabilities that are not considered “indebtedness” under the 2016 senior note indenture, such as certain sale/leaseback transactions; nor does the 2016 senior note indenture impose any limitation on the amount of liabilities incurred by RBS Global’s subsidiaries, if any, that might be designated as “unrestricted subsidiaries” (as defined in the 2016 senior note indenture).

Senior Subordinated Notes Due 2016

On July 21, 2006, RBS Global and Rexnord LLC, as joint obligors, also issued $300.0 million in aggregate principal amount of senior subordinated notes. The senior subordinated notes are unsecured, senior subordinated obligations and are guaranteed on an unsecured, senior subordinated basis by each of the subsidiaries of Rexnord

LLC that guarantees its senior secured credit facilities, the 2014 notes and the 2016 senior notes. The senior subordinated notes will mature on August 1, 2016.

The senior subordinated notes bear interest at a rate of 11 3/4% per annum, payable on each February 1 and August 1, commencing February 1, 2007. Upon the occurrence of a change of control, RBS Global will be required to offer to repurchase all of the senior subordinated notes at 101% of the principal amount thereto.

On or after August 1, 2011, we may redeem the senior subordinated notes at our option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2011	105.875%
2012	103.917%
2013	101.958%
2014 and thereafter	100.000%

In addition, prior to August 1, 2011, we may redeem the senior subordinated notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the senior subordinated notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date.

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2009, we may redeem in the aggregate up to 35% of the original aggregate principal amount of the senior subordinated notes with the net cash proceeds of one or more equity offerings (1) by RBS Global or (2) by any direct or indirect parent of RBS Global, including by the Company with proceeds from this offering, at a redemption price (expressed as a percentage of principal amount thereof) of 111.750%, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

The senior subordinated note indenture allows RBS Global to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the senior secured credit facilities. The indenture also allows them to incur additional debt as long they can satisfy the coverage ratio of the senior subordinated note indenture after giving effect thereto on a pro forma basis.

The senior subordinated note indenture also contains covenants limiting dividends, investments, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and requires RBS Global and Rexnord LLC to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the senior subordinated note indenture. These covenants are subject to a number of important qualifications. The senior subordinated note indenture does not impose any limitation on the incurrence by RBS Global of liabilities that are not considered “indebtedness” under the senior subordinated note indenture, such as certain sale/leaseback transactions; nor does the senior subordinated note indenture impose any limitation on the amount of liabilities incurred by RBS Global’s subsidiaries, if any, that might be designated as “unrestricted subsidiaries” (as defined in the senior subordinated note indenture).

Account Receivable Securitization Program

On September 26, 2007, RBS Global entered into an accounts receivable securitization program (the “AR Securitization Program” or the “Program”) whereby it continuously sells substantially all of its domestic trade accounts receivable to a wholly-owned bankruptcy remote special purpose subsidiary ( the “SPV”) for cash and subordinated notes. The Receivables Sales and Servicing Agreement entered into between Rexnord Industries, LLC and the SPV provides for the purchase and servicing of such receivables. The SPV in turn may obtain revolving loans and letters of credit from General Electric Capital Corporation (“GECC”) pursuant to a five year revolving loan agreement (the “Receivables Financing and Administration Agreement”). The maximum borrowing amount under the Receivables Financing and Administration Agreement is $100 million, subject to certain borrowing base limitations related to the amount and type of receivables owned by the SPV. All of the receivables purchased by the SPV are pledged as collateral for revolving loans and letters of credit obtained from GECC under the Receivables Financing and Administration Agreement.

The AR Securitization Program does not qualify for sale accounting under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and as such, any borrowings are accounted for as secured borrowings on our consolidated balance sheet. Financing costs associated with the Program will be recorded within “Interest expense, net” in our consolidated statement of operations if revolving loans or letters of credit have been obtained under the Receivables Financing and Administration Agreement.

Borrowings under the Receivables Financing and Administration Agreement bear interest at a rate equal to LIBOR plus an applicable margin, which at June 28, 2008 was 1.35%. In addition, a non-use fee of 0.30% is applied to the unutilized portion of the $100.0 million commitment. These rates are per annum and the fees are paid to GECC on a daily basis. At June 28, 2008, RBS Global had no outstanding borrowings under the Program. Additionally, the Program requires compliance with certain covenants and performance ratios contained in the Receivables Financing and Administration Agreement. As of June 28, 2008, RBS Global was in compliance with all applicable covenants and performance ratios.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to an Investment in Our Common Stock and This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of              shares of our common stock outstanding, excluding shares reserved at             , 2008 for issuance upon exercise of options that have been granted under our stock option plans (            of which were exercisable at such date). Of these shares, the              shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining              shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

Stock Option Plan

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register              shares of our common stock issued or reserved for issuance under our 2006 Stock Option Plan. As of the date of this prospectus, we have granted options to purchase              shares of our common stock, of which              shares are vested and exercisable. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

Executive officers, directors and significant stockholders, including Apollo, have agreed not to sell any shares of our common stock for a period of         days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect (the “Code”).

Information Reporting and Backup Withholding

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

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a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not a “U.S. person” for U.S. federal income tax purposes. A U.S. person is any of the following:

•	a citizen or resident of the United States;

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a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, or a partnership (or any entity treated as a partnership for U.S. federal income tax purposes), created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

It is assumed in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted basis in our common stock, but not below zero. Any excess will be treated as capital gain.

In general, dividends, if any, paid by us to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if required by an applicable income tax treaty, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of these entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We believe that we currently are not, and do not anticipate becoming, a USRPHC. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). Our common stock will be treated as regularly traded on an established securities market during any period in which our common stock is listed on a registered national securities exchange or any over-the-counter market. However, there can be no assurance that our common stock will qualify as regularly traded on an established securities market when a non U.S. holder sells its common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2008, we have agreed to sell to the underwriters named below, for whom Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner and Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Name	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner and Smith Incorporated
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Lazard Capital Markets LLC
UBS Securities LLC
Robert W. Baird & Co. Incorporated
Janney Montgomery Scott LLC
Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional shares. The underwriting fee is the difference between the initial offering price to the public and the amount the underwriters pay us for the shares.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $            per share to brokers and dealers. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than             shares in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Directed Share Program

At our request, the underwriters have reserved up to     % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program by         . The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase by 8:00 a.m. on the day following the date of this prospectus. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated under “Underwriting—Lock-up Agreements” below, each person buying shares through the directed share program has agreed that, for a period of 25 calendar days from the date of this prospectus, he or she will not, without the prior written consent of the representative offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into our or exchangeable for our common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or make any demand for or exercise any right with respect to the registration of any shares or any security convertible into or exercisable or exchangeable for shares of common stock. For officer and directors purchasing shares through the directed share program, the lock-up agreements contemplated under “Underwriting—Lock-up Agreements” below shall govern their purchases.

Lock-Up Agreements

We, all of our directors and executive officers and certain of our other existing stockholders, including Apollo, have agreed that, subject to certain exceptions without the prior written consent of the representative, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of our common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of         days after the date of this prospectus.

The         -day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the -day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the         -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the         -day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representative.

The representative, in its sole discretion, may release our common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release our common stock and other securities from the lock-up agreements, the representative will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of our common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our common stock, the representative will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “RXN.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation.

An affiliate of Credit Suisse Securities (USA) LLC is the administrative agent and the syndication agent and a lender under the $150.0 million revolving credit facility with RBS Global and Rexnord LLC. Additionally, the $29.2 million of the revolving credit facility used to support outstanding letters of credit is provided by an affiliate of Credit Suisse Securities (USA) LLC. None of that amount will be replaced with proceeds of this offering. Affiliates of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner and Smith Incorporated are also lenders under the revolving credit facility.

Banc of America Securities LLC holds less than $6 million of the PIK toggle senior indebtedness due 2013, which will be repaid completely with the proceeds of this offering.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, O’Melveny & Myers LLP, New York, NY. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, NY.

EXPERTS

The consolidated financial statements of Rexnord Holdings, Inc. as of March 31, 2007 and 2008, and for our fiscal year ended March 31, 2006 (Predecessor Company), the period from April 1, 2006 to July 21, 2006 (Predecessor Company), the period from July 22, 2006 to March 31, 2007, and our fiscal year ended March 31, 2008, appearing in this prospectus and registration statement have been audited by Ernst &Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of JBI as of September 30, 2005 and 2006, and for the years ended September 30, 2004, 2005 and 2006 appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

RBS Global, Inc. and Rexnord LLC, our wholly owned subsidiaries, file reports with the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended. Such reports are filed in accordance with the terms of the indentures governing the senior and senior subordinated notes co-issued by these registrants. Such periodic reports are not incorporated herein by reference.

The registration statement and the exhibits thereto and our periodic reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference facility by calling 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (414) 643-3000 or by mail at Rexnord Holdings, Inc., 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214.

As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by an independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

We also maintain an Internet site at http://www.rexnord.com. We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports if applicable, make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

Rexnord Holdings, Inc. and Subsidiaries

Jacuzzi Brands, Inc. and Subsidiaries

Index to Financial Statements

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF REXNORD HOLDINGS, INC.
Condensed Consolidated Balance Sheets at March 31, 2008 and June 28, 2008	F-2
Condensed Consolidated Statements of Operations for the three months ended June 30, 2007 and June 28, 2008	F-3
Condensed Consolidated Statements of Cash Flows for the three months ended June 30, 2007 and June 28, 2008	F-4
Notes to Condensed Consolidated Financial Statements	F-5

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF REXNORD HOLDINGS, INC.
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-23
Consolidated Balance Sheets as of March 31, 2007 and 2008	F-24

Consolidated Statements of Operations for the year ended March 31, 2006 (Predecessor), the periods from April  1, 2006 through July 21, 2006 (Predecessor) and July 22, 2006 through March 31, 2007 and the year ended March 31, 2008

F-25

Consolidated Statements of Stockholders’ Equity for the year ended March  31, 2006 (Predecessor), the periods from April 1, 2006 through July 21, 2006 (Predecessor) and July 22, 2006 through March 31, 2007 and the year ended March 31, 2008

F-26

Consolidated Statements of Cash Flows for the year ended March 31, 2006 (Predecessor), the periods from April  1, 2006 through July 21, 2006 (Predecessor) and July 22, 2006 through March 31, 2007 and the year ended March 31, 2008

F-27
Notes to Consolidated Financial Statements	F-28

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF JACUZZI BRANDS, INC.
Condensed Consolidated Balance Sheets at September 30, 2006 and December 31, 2006	F-71
Condensed Consolidated Statements of Operations for the three months ended December 31, 2005 and December 31, 2006	F-72
Condensed Consolidated Statements of Cash Flows for the three months ended December 31, 2005 and December 31, 2006	F-73
Notes to Condensed Consolidated Financial Statements	F-74

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF JACUZZI BRANDS, INC.
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-90
Consolidated Statements of Operations for the years ended September 30, 2004, 2005 and 2006	F-91
Consolidated Balance Sheets at September 30, 2005 and 2006	F-92
Consolidated Statements of Cash Flows for the years ended September 30, 2004, 2005 and 2006	F-93
Consolidated Statements of Changes in Stockholders’ Equity for the years ended September 30, 2004, 2005 and 2006	F-95
Notes to Consolidated Financial Statements	F-97

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF JACUZZI BRANDS, INC.	F-140
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended December 31, 2005 and December 31, 2006	F-141
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the years ended September 30, 2004, 2005 and 2006	F-142
Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations	F-146

Rexnord Holdings, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in Millions, except share amounts)

(Unaudited)

	March 31, 2008	June 28, 2008
Assets
Current assets:
Cash	$156.3	$165.5
Receivables, net	288.5	304.5
Inventories, net	370.3	374.0
Other current assets	35.0	31.4

Total current assets	850.1	875.4

Property, plant and equipment, net	443.3	439.5
Intangible assets, net	883.9	871.6
Goodwill	1,331.7	1,331.1
Insurance for asbestos claims	134.0	134.0
Pension assets	101.8	108.8
Other assets	81.5	78.6

Total assets	$3,826.3	$3,839.0

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$2.9	$2.9
Trade payables	178.6	162.8
Income taxes payable	4.8	4.6
Deferred income taxes	11.7	11.2
Compensation and benefits	71.3	55.4
Current portion of pension obligations	3.0	3.1
Current portion of postretirement benefit obligations	3.6	3.5
Interest payable	31.3	62.0
Other current liabilities	95.8	93.6

Total current liabilities	403.0	399.1

Long-term debt	2,533.9	2,547.2
Pension obligations	69.0	67.8
Postretirement benefit obligations	49.5	50.1
Deferred income taxes	294.6	295.9
Reserve for asbestos claims	134.0	134.0
Other liabilities	69.2	64.1

Total liabilities	3,553.2	3,558.2

Stockholders’ equity:
Common stock, $0.01 par value; 25,000,000 shares authorized; 16,065,758 shares issued	0.2	0.2
Additional paid in capital	273.5	275.3
Retained earnings	0.1	1.6
Accumulated other comprehensive income	—	4.4
Treasury stock at cost (35,996 shares)	(0.7)	(0.7)

Total stockholders’ equity	273.1	280.8

Total liabilities and stockholders’ equity	$3,826.3	$3,839.0

See notes to the condensed consolidated financial statements.

Rexnord Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(in Millions, except per share data)

(Unaudited)

	First Quarter Ended
	June 30, 2007	June 28, 2008
Net sales	$448.2	$496.1
Cost of sales	306.2	334.2

Gross profit	142.0	161.9
Selling, general and administrative expenses	78.1	86.1
(Gain) on Canal Street facility accident, net	(8.1)	—
Amortization of intangible assets	12.9	12.5

Income from operations	59.1	63.3
Non-operating expense:
Interest expense, net	(64.1)	(58.2)
Other expense, net	(2.9)	(2.2)

Income (loss) before income taxes	(7.9)	2.9
Provision (benefit) for income taxes	(0.5)	2.7

Net income (loss)	$(7.4)	$0.2

Net income (loss) per share:
Basic	$(0.47)	$0.01
Diluted	$(0.47)	$0.01
Weighted-average number of shares outstanding:
Basic	15.7	16.0
Effect of dilutive stock options	—	1.6

Diluted	15.7	17.6

See notes to the condensed consolidated financial statements.

Rexnord Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in Millions)

(Unaudited)

	First Quarter Ended
	June 30, 2007	June 28, 2008
Operating activities
Net income (loss)	$(7.4)	$0.2
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	14.1	14.6
Amortization of intangible assets	12.9	12.5
Accretion of bond premium	(0.2)	(0.3)
Amortization of original issue discount	0.4	0.4
Amortization of deferred financing costs	2.8	2.9
Interest expense converted to long-term debt	14.3	13.4
Loss on dispositions of property, plant and equipment	0.1	0.3
Equity in earnings of unconsolidated affiliates	(0.2)	0.2
Other non-cash charges	1.5	0.7
Stock-based compensation expense	1.8	1.8
Changes in operating assets and liabilities:
Receivables	(12.4)	(22.9)
Inventories	9.1	(3.3)
Other assets	(6.0)	(2.2)
Accounts payable	(23.9)	(16.0)
Accruals and other	26.2	16.7

Cash provided by operating activities	33.1	19.0

Investing activities
Expenditures for property, plant and equipment	(8.3)	(11.0)
Proceeds from surrender of life insurance policies	—	0.9

Cash used for investing activities	(8.3)	(10.1)

Financing activities
Repayments of long-term debt	(20.1)	(0.1)
Payment of financing fees	(0.3)	—
Purchase of common stock	(0.2)	—
Net proceeds from issuance of common stock and stock option exercises	8.2	—

Cash used for financing activities	(12.4)	(0.1)
Effect of exchange rate changes on cash	(0.1)	0.4

Increase in cash	12.3	9.2
Cash at beginning of period	58.2	156.3

Cash at end of period	$70.5	$165.5

See notes to the condensed consolidated financial statements.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

June 28, 2008

(Unaudited)

1. Basis of Presentation and Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements include the accounts of Rexnord Holdings, Inc. and subsidiaries (collectively, the “Company”).

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, the condensed consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations for the interim periods. Results for the interim periods are not necessarily indicative of results that may be expected for the fiscal year ending March 31, 2009. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements of the Company including the notes thereto included in the Audited Consolidated Financial Statements of Rexnord Holdings, Inc. within this prospectus.

The Company

The Company is a leading diversified, multi-platform industrial company comprised of two key segments, Power Transmission and Water Management. The Power Transmission platform manufactures gears, couplings, industrial bearings, flattop chain and modular conveyer belts, special components, industrial chain and aerospace bearings and seals. The products are either incorporated into products sold by original equipment manufacturers (“OEMs”) or sold to end-users through industrial distributors as aftermarket products. Our Water Management platform is a leading supplier of professional grade specification drainage, water control, PEX piping and commercial brass products, serving the commercial, institutional, civil, municipal, hydropower and public water works construction markets.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”), as amended in February 2008 by FSP FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS 157 were effective for the Company as of April 1, 2008. However, FSP FAS 157-2 deferred the effective date for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequent basis, until April 1, 2009. SFAS 157 defines fair value, creates a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company adopted SFAS 157 on April 1, 2008; see Note 10 for disclosures required under SFAS 157. The Company has also elected a partial deferral of SFAS 157 under the provisions of FSP FAS 157-2 related to the measurement of fair value used when evaluating nonfinancial assets and liabilities.

In September 2006, the FASB released SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under the new standard, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. SFAS 158 also requires

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

companies to measure the funded status of plans as of the date of the Company’s fiscal year end. The Company adopted the funding and disclosure requirements of SFAS 158 as of March 31, 2008. The measurement provisions of SFAS 158 were adopted on April 1, 2008. Upon adoption, the Company recorded an increase to retained earnings of $2.2 million ($1.3 million, net of tax).

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits all entities to choose to measure eligible items at fair value on specified election dates. The associated unrealized gains and losses on the items for which the fair value option has been elected shall be reported in earnings. SFAS 159 became effective for the Company as of April 1, 2008; however, the Company has not elected to utilize the fair value option on any of its financial assets or liabilities under the scope of SFAS 159.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier application is prohibited. The Company is currently evaluating the requirements of SFAS 160 and has not yet determined the impact of adoption on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). The objective of SFAS 141(R) is to improve the information provided in financial reports about a business combination and its effects. SFAS 141(R) states that all business combinations (whether full, partial or step acquisitions) must apply the “acquisition method.” In applying the acquisition method, the acquirer must determine the fair value of the acquired business as of the acquisition date and recognize the fair value of the acquired assets and liabilities assumed. As a result, it will require that certain forms of contingent consideration and certain acquired contingencies be recorded at fair value at the acquisition date. SFAS 141(R) also states acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and earlier application is prohibited. The Company is currently evaluating the requirements of SFAS 141(R) and will apply the statement to any acquisitions after March 31, 2009.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (“SFAS 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently reviewing the requirements of SFAS 161 to determine the impact on its financial statements and related disclosures.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

2. Acquisition

The GA Acquisition

On January 31, 2008, the Company utilized existing cash balances to purchase GA Industries, Inc. (“GA”) for $73.7 million, net of $3.2 million of cash acquired. This acquisition expanded the Company’s Water Management platform into the water and wastewater markets, specifically in municipal, hydropower and industrial environments. GA Industries, Inc. is comprised of GA Industries and Rodney Hunt Company, Inc. GA Industries is a manufacturer of automatic control valves, check valves and air valves. Rodney Hunt Company, Inc., its wholly owned subsidiary at the time of closing, is a leader in the design and manufacture of sluice/slide gates, butterfly valves and other specialized products for municipal, industrial, and hydropower applications. The Company is still in the process of finalizing third-party appraisals of the acquired property, plant and equipment and certain identifiable intangible assets, as well as the tax effects of the related temporary differences. Accordingly, final adjustments to the purchase price allocation may be required. The Company expects to finalize the purchase price allocation within one year from the date of the acquisition.

The following table summarizes the estimated fair value of the acquired assets and assumed liabilities of GA at the date of acquisition (in millions):

Cash	$3.2
Securities	6.7
Receivables	16.4
Inventories	19.7
Other current assets	1.3
Property, plant and equipment	17.2
Intangible assets	19.4
Goodwill	23.3

Total assets acquired	107.2
Accounts payable	(2.6)
Accrued liabilities	(6.4)
Deferred taxes	(15.8)
Debt	(5.5)

Net assets acquired	$76.9

Approximately $6.6 million of the short-term investments were sold prior to March 31, 2008. These short-term investments consisted primarily of common stocks and other marketable securities. The $19.4 million of acquired intangible assets consist of $10.6 million of tradenames, $8.4 million of customer relationships and a patent of $0.4 million. The acquired customer relationships and patent are being amortized over their estimated useful lives (9-12 years for customer relationships and 16 years for the patent). The acquired intangibles have a weighted average amortization period of 10.8 years (10.7 years for customer relationships and 16.0 years for the acquired patent). The acquired tradenames have an indefinite life and are not being amortized but are tested annually for impairment. Goodwill is not expected to be deductible for income tax purposes. GA’s operations were included in the Company’s results of operations beginning on February 1, 2008.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

3. Canal Street Facility Accident

On December 6, 2006, the Company experienced an explosion at its primary gear manufacturing facility (“Canal Street”), in which three employees lost their lives and approximately 45 employees were injured. Canal Street is comprised of over 1.1 million square feet among several buildings, and employed approximately 750 associates prior to the accident. The accident resulted from a leak in an underground pipe related to a backup propane gas system that was being tested. The explosion destroyed approximately 80,000 square feet of warehouse, storage and non-production buildings, and damaged portions of other production areas. The Canal Street facility manufactures portions of the Company’s gear product line and, to a lesser extent, the Company’s coupling product line. The Company’s core production capabilities were substantially unaffected by the accident. As of the end of the second quarter of fiscal 2008, production at the Canal Street facility had returned to pre-accident levels.

The Company finalized its accounting for this event in the quarter ending December 29, 2007. As a result, there was no activity related to the Canal Street facility accident during the quarter ended June 28, 2008. For the quarter ended June 30, 2007, the Company recorded the following (gains)/losses related to this incident (in millions):

Quarter Ended June 30, 2007
(Unaudited)
Clean-up and restoration expenses	$1.8
Non-cash inventory impairment	0.1
Less property insurance recoveries	(7.5)

Subtotal prior to business interruption insurance recoveries	(5.6)
Less business interruption insurance recoveries	(2.5)

(Gain) on Canal Street facility accident, net	$(8.1)

The Company recognized a net gain of $8.1 million related to the Canal Street facility accident during the first quarter ended June 30, 2007. $5.6 million of the net gain represents the excess property insurance recoveries (at replacement value) over the write-off of tangible assets (at net book value) and other direct expenses related to the accident. The remaining $2.5 million gain is comprised of business interruption insurance recoveries.

For the period from December 6, 2006 (the date of loss) through December 5, 2007 (the date on which the Company settled its property and business interruption claims with its insurance carrier), the Company has recorded recoveries from its insurance carrier totaling $71.4 million, of which $50.4 million has been allocated to recoveries attributable to property loss and $21.0 million of which has been allocated to recoveries attributable to business interruption loss. $10.0 million of the above recoveries was received during the first quarter ended June 30, 2007 ($7.5 million allocated to property and $2.5 million allocated to business interruption). Beyond the settlement reached on December 5, 2007, no additional insurance proceeds related to such property and business interruption coverage are expected in future periods. As of March 31, 2008, the Company has accrued for all costs related to the Canal Street facility accident that are probable and can be reasonably estimated. The Company did not incur any losses during the quarter ended June 28, 2008 and does not expect to incur any significant losses in future periods. As of June 28, 2008 the Company and its casualty insurance carrier continue to manage ongoing general liability and workers compensation claims. Management believes that the limits of such coverage will be in excess of the losses incurred.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

4. Income Taxes

The provision for income taxes for all periods presented is based on an estimated effective income tax rate for the respective full fiscal years. The estimated annual effective income tax rate is determined excluding the effect of significant discrete items or items that are reported net of their related tax effects. The tax effect of significant, discrete items is reflected in the period in which they occur. The Company’s income tax expense is impacted by a number of factors, including the amount of taxable earnings derived in foreign jurisdictions with tax rates that are higher or lower than the U.S. federal statutory rate, state tax rates in the jurisdictions where the Company does business and the Company’s ability to utilize various tax credits and net operating loss carryforwards.

The effective income tax rate for the first quarter of fiscal 2008 was a benefit of 6.3% versus a liability of 93.1% in the first quarter of fiscal 2009. The low effective tax rate benefit in the first quarter of fiscal 2008 was due to the effect of the accrual of state income taxes, the accrual of interest expense (through income tax expense) relating to unrecognized tax benefits and an increase to the valuation allowance for foreign tax credits generated during this period for which the realization of such benefits was not deemed more likely than not. The effective tax rate for the first quarter of fiscal 2009 is higher than the U.S. federal statutory rate of 35% mainly due to the effect of the accrual of state income taxes, the accrual of interest expense (through income tax expense) relating to unrecognized tax benefits and an increase to the valuation allowance relating to foreign tax credits generated for which realization of such benefits is not deemed more likely than not.

The Company adopted the provisions of FIN 48 on April 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $5.5 million decrease in the liability for unrecognized tax benefits, with an offsetting reduction to goodwill. At March 31, 2008, the Company’s total liability for unrecognized net tax benefits was $45.7 million. Included in this figure is $5.2 million, which represents tax benefits that if recognized, would favorably impact the effective tax rate. At June 28, 2008, the Company had $45.5 million in unrecognized net tax benefits, of which $6.0 million represented tax benefits that if recognized, would favorably impact the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of March 31, 2008 and June 28, 2008, the total amount of unrecognized tax benefits includes $14.2 million and $14.8 million of accrued interest and penalties, respectively. The amount of interest and penalties recorded as income tax expense during the quarter ended June 30, 2007 and June 28, 2008 amounted to $1.2 million and $0.6 million, respectively.

The Company is subject to periodic audits by domestic and foreign tax authorities. Currently, the Company is undergoing routine, periodic audits in both domestic and foreign tax jurisdictions. In addition, the Company was recently notified by the Internal Revenue Service of its intention to conduct an examination of the United States federal income tax return for the tax periods ended March 31, 2006 and July 21, 2006. It appears reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months as a result of such audits; however, any potential payments of income tax, interest and penalties is not expected to be significant to the Company’s consolidated financial statements. With certain exceptions, the Company is no longer subject to U.S. federal income tax examinations for years ending prior to fiscal 2005, state and local income tax examinations for years ending prior to fiscal 2004 or significant foreign income tax examinations for years ending prior to fiscal 2003. With respect to the Company’s U.S. federal net operating loss (“NOL”) carryforward, fiscal year 2003 and 2004 are open under statutes of limitations; whereby, the tax authorities may not adjust the income tax liability for these years, but may reduce the NOL carryforward and any other tax attribute carryforward to future open tax years.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

5. Comprehensive Income

Comprehensive income (loss) consists of the following (in millions):

	First Quarter Ended
	June 30, 2007	June 28, 2008
Net income (loss)	$(7.4)	$0.2
Other comprehensive income:
Unrealized gain on interest rate derivatives, net of tax	0.9	2.9
Amortization of pension and postretirement unrecognized prior service costs and actuarial gains and losses, net of tax	—	0.1
Foreign currency translation adjustments	2.7	1.4

Comprehensive income (loss)	$(3.8)	$4.6

6. Inventories

The major classes of inventories are summarized as follows (in millions):

	March 31, 2008	June 28, 2008
Finished goods	$228.3	$230.1
Work in progress	63.2	61.9
Raw materials	49.5	54.6

Inventories at First-in, First-Out (“FIFO”) cost	341.0	346.6
Adjustment to state inventories at Last-in, First-Out (“LIFO”) cost	29.3	27.4

	$370.3	$374.0

7. Other Current Liabilities

Other current liabilities are summarized as follows (in millions):

	March 31, 2008	June 28, 2008
Taxes, other than income taxes	$5.2	$4.9
Sales rebates	17.4	17.3
Severance obligations	4.7	3.9
Customer advances	31.5	30.6
Product warranty	6.8	6.2
Commissions	7.3	7.7
Risk management reserves(1)	4.6	5.1
Other	18.3	17.9

	$95.8	$93.6

(1)	Includes projected liabilities related to the Company’s deductible portion of insured losses arising from automobile, general and product liability claims.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

8. Long-Term Debt

Long-term debt is summarized as follows (in millions):

	March 31, 2008	June 28, 2008
Term loans	$767.5	$767.5
PIK toggle senior indebtedness due 2013(1)	512.3	526.0
9.50% Senior notes due 2014(2)	803.3	803.0
8.875% Senior notes due 2016	150.0	150.0
11.75% Senior subordinated notes due 2016	300.0	300.0
10.125% Senior subordinated notes due 2012	0.3	0.3
Other	3.4	3.3

Total	2,536.8	2,550.1
Less current portion	2.9	2.9

Long-term debt	$2,533.9	$2,547.2

(1)	Includes an unamortized original issue discount of $7.5 million and $7.1 million at March 31, 2008 and June 28, 2008, respectively.
(2)	Includes an unamortized bond issue premium of $8.3 million and $8.0 million at March 31, 2008 and June 28, 2008, respectively.

The Company’s outstanding debt was issued by Rexnord Holdings, Inc., RBS Global, Inc., and various subsidiaries of RBS Global, Inc. Rexnord Holdings, Inc. is the issuer of the PIK toggle senior indebtedness and RBS Global as well as its wholly-owned subsidiary Rexnord LLC are the co-issuers of the term loans, senior notes and senior subordinated notes.

Rexnord Holdings, Inc. PIK Toggle Senior Indebtedness

On March 2, 2007, Rexnord Holdings, Inc. entered into a Credit Agreement with various lenders which provided $449.8 million in cash ($459.0 million of debt financing, net of a $9.2 million original issue discount) that was primarily used to pay a distribution to its shareholders as well as to holders of fully vested rollover options (see Note 13 for further information on stock options). The PIK toggle senior indebtedness borrowed pursuant to the credit agreement is due March 1, 2013 and bears interest at a floating rate. The floating rate is equal to adjusted LIBOR (the interest rate per annum equal to the product of (a) the LIBOR in effect and (b) Statutory Reserves) plus 7.0%. As of March 31, 2008 and June 28, 2008 the interest rate was 10.06% and 9.68%, respectively. Pursuant to the terms of the credit agreement, Holdings has elected to pay interest in-kind and has accordingly added accrued interest to the principal amount of the debt on pre-determined quarterly interest rate reset dates. During the quarter ended June 28, 2008, $13.4 million of interest was added to the principal amount of the outstanding debt.

The PIK toggle senior indebtedness is an unsecured obligation. The PIK toggle senior indebtedness contains customary affirmative and negative covenants including: (i) limitations on the incurrence of indebtedness and the issuance of disqualified and preferred stock, (ii) limitations on restricted payments, dividends and certain other payments, (iii) limitations on asset sales, (iv) limitations on transactions with affiliates, (v) requirements as to the addition of future guarantors in certain circumstances and (vi) limitations on liens. Notwithstanding these covenants, Holdings’ PIK toggle senior indebtedness significantly restricts the payment of dividends and also limits the incurrence of additional indebtedness and the issuance of certain forms of equity. However, Holdings

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

may incur additional indebtedness and issue certain forms of equity if immediately prior to such events, the fixed charge to coverage ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, as defined in the credit agreement, would have been at least 1.75 to 1.00, or, 2.00 to 1.00 in the case of the Holdings’ subsidiaries, including the pro forma application of the additional indebtedness or equity issuance. The PIK toggle senior indebtedness may be repaid in whole at any time or in part from time to time (subject to certain notice requirements) provided that any partial prepayment must be in integral multiples of $1,000,000 and all prepayments must be accompanied by a 1% prepayment premium.

RBS Global, Inc. and Subsidiaries Long-term Debt

As of June 28, 2008, RBS Global’s outstanding borrowings under the term loan credit facility were apportioned between two primary tranches: a $570.0 million term loan B1 facility and a $197.5 million term loan B2 facility. Borrowings under the term loan B1 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.50% plus the LIBOR Rate, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). Borrowings under the B2 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.00% plus the LIBOR Rate or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The weighted averaged interest rate on the outstanding term loans at June 28, 2008 was 5.84%. As of June 28, 2008, the remaining mandatory principal pre-payments on both the term loan B1 and B2 facilities are $1.2 million and $10.5 million, respectively. RBS Global has fulfilled all mandatory principal repayments on the B1 facility through March 31, 2013. Principal pre-payments of $0.5 million on the B2 facility are scheduled to be made at the end of each calendar quarter beginning on June 30, 2008 and continuing through June 30, 2013.

Borrowings under RBS Global’s $150.0 million revolving credit facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.25% plus the LIBOR Rate, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). There were no outstanding borrowings on the revolver as of March 31, 2008 or June 28, 2008. However, $31.0 million and $29.2 million of the revolving credit facility was considered utilized in connection with outstanding letters of credit at March 31, 2008 and June 28, 2008, respectively

The senior notes and senior subordinated notes are unsecured obligations of RBS Global. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness. The indentures governing the senior notes and senior subordinated notes contain customary affirmative and negative covenants including: (i) limitations on the incurrence of indebtedness and the issuance of disqualified and preferred stock, (ii) limitations on restricted payments, dividends and certain other payments, (iii) limitations on asset sales, (iv) limitations on transactions with affiliates, (v) a covenant regarding the effect of a change of control, (vi) requirements as to the addition of future guarantors in certain circumstances and (vii) limitations on liens. The indenture governing the senior subordinated notes contains a further covenant limiting other senior subordinated indebtedness. Prior to August 1, 2011, the Company may redeem the 8.875% senior notes due 2016 and/or the senior subordinated notes at their option, in whole, or from time to time in part, upon not less than 30 and not more than 60 days’ prior notice, at a redemption price equal to (A) 100% of the principal amount of the notes redeemed plus (B) the greater of (x) 1% of the outstanding principal amount of the such notes and (y) the excess of the net present value of the notes (assuming they would otherwise be redeemed on August 1, 2011 and further assuming a discount rate equal to the Treasury Rate plus 50 basis points), and (C) accrued and unpaid interest and additional interest, if any, to, the applicable redemption date. The 9.50% senior notes due 2014 are redeemable on similar terms until August 1, 2010 (provided that the net present value of such notes would be

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

calculated assuming they would otherwise be redeemed on August 1, 2010). RBS Global’s senior secured credit facilities contain customary affirmative and negative covenants including: (i) limitations on indebtedness, (ii) limitations on liens, (iii) limitations on sale and leaseback transactions, (iv) limitations on investments, loans and advances, (v) limitations on mergers, consolidations, sales of assets and acquisitions, (vi) limitations on dividends and distributions, (vii) limitations on transactions with affiliates, (viii) limitations on modifications of indebtedness and certain other agreements, (ix) limitations on capital expenditures, (x) limitations on swap agreements, and (xi) limitations on other senior debt. As a result of these covenants, RBS Global has not paid any dividends on its common stock or membership interests. It is currently RBS Global’s policy to retain earnings to repay debt and finance its operations.

RBS Global’s senior secured credit facilities also limit its maximum senior secured bank leverage ratio to 4.25 to 1.00. As of June 28, 2008, the senior secured bank leverage ratio was 1.61 to 1.00. Management expects to be in compliance with this financial covenant for the foreseeable future. RBS Global’s senior credit facility also significantly restricts the payment of dividends. Borrowings under RBS Global’s senior secured credit facilities may be repaid in whole at any time or in part from time to time without premium or penalty provided that any partial prepayment must be in integral multiples of $250,000 and of at least $5,000,000 in the aggregate (or $1,000,000 in the case of swingline loans).

At March 31, 2008 and June 28, 2008, various wholly owned subsidiaries had additional debt of $3.4 million and $3.3 million, respectively, comprised primarily of capital lease obligations and borrowings at various foreign subsidiaries.

Account Receivable Securitization Program

On September 26, 2007, three wholly-owned domestic subsidiaries entered into an accounts receivable securitization program (the “AR Securitization Program” or the “Program”) whereby they continuously sell substantially all of their domestic trade accounts receivables to Rexnord Funding LLC (a wholly-owned bankruptcy remote special purpose subsidiary) for cash and subordinated notes. Rexnord Funding LLC in turn may obtain revolving loans and letters of credit from General Electric Capital Corporation (“GECC”) pursuant to a five year revolving loan agreement. The maximum borrowing amount under the loan agreement with GECC is $100 million, subject to certain borrowing base limitations related to the amount and type of receivables owned by Rexnord Funding LLC. All of the receivables purchased by the Rexnord Funding LLC are pledged as collateral for revolving loans and letters of credit obtained from GECC under the loan agreement.

The AR Securitization Program does not qualify for sale accounting under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and as such, any borrowings are accounted for as secured borrowings on the consolidated balance sheet. Financing costs associated with the Program will be recorded within “Interest expense, net” in the consolidated statement of operations if revolving loans or letters of credit are obtained under the loan agreement.

Borrowings under the loan agreement bear interest at a rate equal to LIBOR plus an applicable margin, which at June 28, 2008 was 1.35%. In addition, a non-use fee of 0.30% is applied to the unutilized portion of the $100.0 million commitment. These rates are per annum and the fees are paid to GECC on a daily basis. At June 28, 2008, the Company had no outstanding borrowings under the Program. Additionally, the Program requires compliance with certain covenants and performance ratios. As of June 28, 2008, Rexnord Funding was in compliance with all applicable covenants and performance ratios.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

9. Financial Instruments

The Company selectively uses interest rate collars and swaps and foreign exchange forward contracts to manage interest rate and foreign currency risks. The use of the derivatives is restricted to those intended for hedging purposes.

In February 2008, the Company entered into foreign exchange forward contracts to mitigate the foreign currency volatility relative to certain intercompany cash flows expected to occur within the current fiscal year. The remaining forward contracts expire between July 29, 2008 and March 27, 2009 and have a notional amount of 25.4 million Canadian dollars (“CAD”) ($25.3 million United States dollars (“USD”)) and contract rates ranging from $1 CAD:$0.9988 USD to $1CAD:$0.9931 USD. These foreign exchange forward contracts have not been accounted for as effective cash flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) and as such are marked to market through earnings. At June 28, 2008, the Company recorded the fair value of these contracts of $0.2 million within other current assets and recorded $0.7 million of other expense during the quarter ended June 28, 2008. The Company recorded $1.8 million of other expense during the quarter ended June 30, 2007 related to existing foreign exchange forward contracts in place at June 30, 2007.

In August 2006, the Company entered into an interest rate collar and an interest rate swap to hedge the variability in future cash flows associated with a portion of the Company’s variable-rate term loans. The interest rate collar provides an interest rate floor of 4.0% plus the applicable margin and an interest rate cap of 6.065% plus the applicable margin on $262.0 million of the Company’s variable-rate term loans, while the interest rate swap converts $68.0 million of the Company’s variable-rate term loans to a fixed interest rate of 5.14% plus the applicable margin. Both the interest rate collar and the interest rate swap became effective on October 20, 2006 and have a maturity of three years. These interest rate derivatives have been accounted for as effective cash flow hedges in accordance with SFAS 133. The negative fair value of these interest rate derivatives totaled $4.9 million at June 28, 2008 and has been recorded on the Company’s condensed consolidated balance sheets as an other long-term liability with the corresponding offset recorded as a component of accumulated other comprehensive income, net of tax.

10. Fair Value Measurements

As further discussed in Note 1, the Company adopted SFAS 157, effective April 1, 2008. While SFAS 157 does not expand the use of fair value measurements in any new circumstance, it applies to several current accounting standards that require or permit measurement of assets and liabilities at fair value. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed assumptions about the assumptions a market participant would use.

In accordance with SFAS 157, fair value measurements are classified under the following hierarchy:

•	Level 1- Quoted prices for identical instruments in active markets.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

•

Level 2- Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

•	Level 3- Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

If applicable, the Company uses quoted market prices in active markets to determine fair value, and therefore classifies such measurements within Level 1. In some cases where market prices are not available, the Company makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters. These measurements are classified within Level 3 if they use significant unobservable inputs.

The Company’s fair value measurements which are impacted by SFAS 157 include:

Interest Rate Collar and Swap

The fair value of interest rate swap and collar derivatives is primarily based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

Foreign exchange forward contracts

The fair value of foreign exchange forward contracts is based on a pricing model that utilizes the differential between the contract price and the market-based forward rate as applied to fixed future deliveries of Canadian dollars (for United States dollars) at pre-designated settlement dates.

The Company endeavors to utilize the best available information in measuring fair value. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company has determined that its financial instruments reside within level 2 of the fair value hierarchy. The following table provides a summary of the Company’s assets and liabilities that were recognized at fair value on a recurring basis as of June 28, 2008 (in millions):

	Fair Value as of June 28, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts(1)	$—	$0.2	$—	$0.2

Total assets at fair value	$—	$0.2	$—	$0.2

Liabilities:
Interest rate collar and swap(2)	$—	$4.9	$—	$4.9

Total liabilities at fair value	$—	$4.9	$—	$4.9

(1)	The foreign exchange forward contracts are included in other current assets on the condensed consolidated balance sheets.
(2)	The interest rate collar and swap are included in other long-term liabilities on the condensed consolidated balance sheets.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

11. Commitments and Contingencies

Warranties:

The Company offers warranties on the sales of certain products and records an accrual for estimated future claims. Such accruals are based upon historical experience and management’s estimate of the level of future claims. The following table presents changes in the Company’s product warranty liability (in millions):

	First Quarter Ended
	June 30, 2007	June 28, 2008
Balance at beginning of period	$4.2	$6.8
Charged to operations	1.0	0.1
Claims settled	(0.6)	(0.7)

Balance at end of period	$4.6	$6.2

Contingencies:

The Company’s entities are involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. The Company establishes reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In connection with the Carlyle acquisition in November 2002, Invensys plc has provided the Company with indemnification against certain contingent liabilities, including certain pre-closing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify the Company with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity obligations relating to the matters described below are not subject to any time limitations and are subject to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize the most significant actions and proceedings:

•

In 2002, Rexnord Industries, LLC (formerly known as Rexnord Corporation) (“Rexnord Industries”) was named as a Potentially Responsible Party, or PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the “Site”), by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. Rexnord Industries’ Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there have been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from our property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site. In support of the USEPA and IEPA, in July 2004 the Illinois Attorney General filed a lawsuit (State of Illinois v. Precision et al.) in the Circuit Court of DuPage County, Illinois against Rexnord Industries and the other PRP companies seeking an injunction, the provision of potable water to

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

approximately 800 homes, further investigation of the alleged contamination, reimbursement of certain costs incurred by the state and assessment of a monetary penalty. In August 2003, several PRPs, including Rexnord Industries, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. The AOC has resolved a significant portion of the State of Illinois lawsuit, in which a tentative settlement has been reached. Rexnord Industries has been notified by the USEPA that an expanded Site investigation is required. Rexnord Industries’ allocated share of future costs related to the Site, including for investigation and/or remediation, could be significant.

The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, management believes the Company has meritorious defenses to these matters. Pursuant to its indemnity obligation, Invensys is defending the Company in these matters and has paid 100% of the related costs to date. To provide additional protection, the Company has brought several indemnification suits against previous property owners who retained certain environmental liabilities associated with its property, and is also involved in litigation with its insurance companies for a declaration of coverage. These suits are progressing in accordance with the respective court’s scheduling order.

•

Approximately 700 lawsuits (with approximately 6,950 claimants) are pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by the Company’s Stearns division and/or its predecessor owners. Invensys and FMC, prior owners of the Stearns business, have paid 100% of the costs to date related to the Stearns lawsuits. Similarly, the Company’s Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,700 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. To date, the Company’s insurance providers have paid 100% of the costs related to the Prager lawsuits. The Company believes that the combination of its insurance coverage and the Invensys indemnity obligations will cover any future costs of these suits.

In connection with the Falk acquisition, Hamilton Sundstrand has provided the Company with indemnification against certain contingent liabilities, including coverage for certain pre-closing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify the Company with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. The following paragraph summarizes the most significant actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

•

Falk, through its successor entity, is a defendant in approximately 150 lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There are approximately 1,840 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending the Company in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

Certain Water Management subsidiaries are also subject to asbestos and class action related litigation.

As of June 28, 2008, Zurn and an average of 113 other unrelated companies were defendants in approximately 6,000 asbestos related lawsuits representing approximately 45,000 claims. The suits allege

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

damages in an aggregate amount of approximately $14.2 billion against all defendants. Plaintiffs’ claims allege personal injuries caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased them from suppliers. These claims are being handled pursuant to a defense strategy funded by insurers.

The Company currently estimates the potential liability for asbestos-related claims pending against Zurn as well as the claims expected to be filed in the next ten years is approximately $134.0 million, of which Zurn expects to pay approximately $116.0 million in the next ten years on such claims, with the balance of the estimated liability being paid in subsequent years. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives. As a result, Zurn’s actual liability could differ from the estimate described herein. Further, while this current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time frame, and such liability could be substantial.

Management estimates that its available insurance to cover its potential asbestos liability as of June 28, 2008, is approximately $280.5 million, and believes that all current claims are covered by this insurance. However, principally as a result of the past insolvency of certain of the Company’s insurance carriers, certain coverage gaps will exist if and after the Company’s other carriers have paid the first $204.5 million of aggregate liabilities. In order for the next $51.0 million of insurance coverage from solvent carriers to apply, management estimates that it would need to satisfy $14.0 million of asbestos claims. Layered within the final $25.0 million of the total $280.5 million of coverage, management estimates that it would need to satisfy an additional $80 million of asbestos claims. If required to pay any such amounts, the Company could pursue recovery against the insolvent carriers, but it is not currently possible to determine the likelihood or amount of any such recoveries, if any.

As of June 28, 2008, the Company recorded a receivable from its insurance carriers of $134.0 million, which corresponds to the amount of its potential asbestos liability that is covered by available insurance and is currently determined to be probable of recovery. However, there is no assurance that $280.5 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $280.5 million. Factors that could cause a decrease in the amount of available coverage include: changes in law governing the policies, potential disputes with the carriers on the scope of coverage, and insolvencies of one or more of the Company’s carriers.

As of the date of this filing, subsidiaries, Zurn Pex, Inc. and Zurn Industries, LLC (formerly known as Zurn Industries, Inc.), have been named as defendants in ten lawsuits, brought between July 2007 and August 2008, in various U.S. federal courts (MN, ND, CO, NC, MT, AL and VA). The plaintiffs in these suits seek to represent a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages) in unspecified amounts. The suits were transferred to a multi-district litigation docket in the District of Minnesota for coordinated pretrial proceedings. The Company is being provided a defense by its insurance carrier and believes it has insurance to cover potential liabilities, subject, however, to policy terms and conditions, and deductibles. While the Company intends to vigorously defend itself in these actions, the uncertainties of litigation and the uncertainties related to insurance coverage and collection as well as the actual number or value of claims make it difficult to accurately predict the financial effect these claims may ultimately have on the Company.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

12. Retirement Benefits

The components of net periodic benefit cost are as follows (in millions):

	First Quarter Ended
	June 30, 2007	June 28, 2008
Pension Benefits:
Service cost	$1.3	$1.2
Interest cost	8.3	8.8
Expected return on plan assets	(12.1)	(12.5)
Amortization of:
Prior service cost	0.1	0.1

Net periodic benefit cost (income)	$(2.4)	$(2.4)

Other Postretirement Benefits:
Service cost	$0.1	$0.1
Interest cost	0.8	0.8

Net periodic benefit cost	$0.9	$0.9

In the first quarter of fiscal 2008 and 2009, the Company made contributions of $1.6 million and $0.6 million, respectively, to its U.S. qualified pension plan trusts. On April 1, 2008, the Company adopted the measurement date provisions of SFAS 158. The impact of the adoption was an increase in total liabilities of $1.3 million, an increase in total assets of $3.5 million, an increase in deferred tax liabilities of $0.9 million and an increase in retained earnings, net of tax, of $1.3 million.

13. Stock Options

As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under SFAS 123, the Company adopted SFAS 123(R) using the prospective transition method of adoption on April 1, 2006. Accordingly, the provisions of SFAS 123(R) are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date. In connection with the acquisition of the Company by Apollo Management, L.P. (“Apollo”) on July 21, 2006, all previously outstanding stock options became fully vested and were either cashed out or rolled into fully-vested stock options of Rexnord Holdings. On July 22, 2006, a total of 577,945 of stock options were rolled over, each with an exercise price of $7.13. As of June 28, 2008, 539,242 of these rollover stock options remain outstanding.

In connection with the acquisition of the Company by Apollo on July 21, 2006, the Board of Directors of Rexnord Holdings also adopted, and stockholders approved, the 2006 Stock Option Plan of Rexnord Holdings, Inc. (the “Option Plan”). Persons eligible to receive options under the Option Plan include officers, employees or directors of Rexnord Holdings or any of its subsidiaries and certain consultants and advisors to Rexnord Holdings or any of its subsidiaries. The maximum number of shares of Rexnord Holdings common stock that may be issued or transferred pursuant to options under the Option Plan equals 2,700,000 shares (excluding rollover options mentioned above). Approximately 50% of the options granted under the Option Plan vest ratably over five years from the date of grant; the remaining fifty percent of the options are eligible to vest based on the Company’s achievement of earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets and debt repayment targets for fiscal years 2007 through 2014.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

The fair value of each option granted under the Option Plan during the first quarter ended June 28, 2008 was estimated on the date of grant using the Black-Scholes valuation model that uses the following assumptions: expected volatility of 28% based on the expected volatilities of publicly-traded companies within the Company’s industry; an expected term of 7.5 years based on the midpoint between when the options vest and when they expire; a weighted average risk free interest rate of 3.76% based on the U.S. Treasury yield curve in effect at the date of grant; and expected dividends of zero. The weighted average grant date fair value of the 44,900 options granted under the Option Plan between April 1, 2008 and June 28, 2008 was $16.01.

For each of the quarters ended June 30, 2007 and June 28, 2008, the Company recorded $1.8 million of stock-based compensation expense. As of June 28, 2008, there was $23.1 million of total unrecognized compensation cost related to non-vested stock options granted under the Option Plan. That cost is expected to be recognized over a weighted average period of 3.4 years.

The following table presents the Company’s stock option activity during the first quarter of fiscal 2009:

	Shares	Weighted Avg. Exercise Price
Number of shares under option:
Outstanding at beginning of period	2,795,887	$17.47
Granted	44,900	40.00
Exercised	—	—
Canceled/Forfeited	(1,185)	19.94

Outstanding at end of period(1)(2)	2,839,602	$17.82

Exercisable at end of period(3)	955,827	$12.71

(1)	Includes 539,242 roll-over options.
(2)	The weighted average remaining contractual life of options outstanding at June 28, 2008 is 8.4 years.
(3)	The weighted average remaining contractual life of options exercisable at June 28, 2008 is 8.2 years.

14. Business Segment Information

The results of operations are reported in two business segments, consisting of the Power Transmission platform and the Water Management platform. The Power Transmission platform manufactures gears, couplings, industrial bearings, flattop chain and modular conveyer belts, aerospace bearings and seals, special components and industrial chain and conveying equipment. This segment serves a diverse group of end market industries, including aerospace, aggregates and cement, air handling, construction equipment, chemicals, energy, food and beverage, forest and wood products, mining, material and package handling, marine, natural resource extraction and petrochemical. The Water Management platform manufactures professional grade specification plumbing, water treatment and waste water control products serving the commercial, institutional, civil, municipal, hydropower and public water works construction markets.

The financial information of the Company’s segments is regularly evaluated by the chief operating decision makers in determining resource allocation and assessing performance and is periodically reviewed by the Company’s Board of Directors. Management evaluates the performance of each business segment based on its operating results.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

Business Segment Information:

(in Millions)

	First Quarter Ended
	June 30, 2007	June 28, 2008

Net sales
Power Transmission	$309.8	$340.6
Water Management	138.4	155.5

Consolidated	$448.2	$496.1

Income (loss) from operations
Power Transmission	$43.1	$46.0
Water Management	20.0	23.1
Corporate	(4.0)	(5.8)

Consolidated	$59.1	$63.3

Non-operating expense:
Interest expense, net	(64.1)	(58.2)
Other expense, net	(2.9)	(2.2)

Income (loss) before income taxes	(7.9)	2.9
Provision (benefit) for income taxes	(0.5)	2.7

Net income (loss)	$(7.4)	$0.2

Depreciation and Amortization
Power Transmission	$20.2	$20.1
Water Management	6.8	7.0

Consolidated	$27.0	$27.1

Capital Expenditures
Power Transmission	$7.9	$10.0
Water Management	0.4	1.0

Consolidated	$8.3	$11.0

	March 31, 2008	June 28, 2008
Total Assets
Power Transmission	$2,477.0	$2,496.2
Water Management	1,265.9	1,262.2
Corporate	83.4	80.6

Consolidated	$3,826.3	$3,839.0

Rexnord Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements—(Continued)

June 28, 2008

(Unaudited)

15. Subsequent Events

On July 10, 2008, the Company commenced an exchange offer with respect to the PIK toggle senior indebtedness due 2013. This exchange offer expired on August 7, 2008. Approximately $460.8 million of the PIK toggle senior indebtedness due 2013 was tendered for exchange. The Company has complied with its obligation pursuant to the Credit Agreement dated March 2, 2007, and no further action is required.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The board of directors and Shareholders of Rexnord Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Rexnord Holdings, Inc. and subsidiaries (the Company) as of March 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the Predecessor Company for the year ended March 31, 2006 and the period from April 1, 2006 to July 21, 2006, and of the Company for the period from July 22, 2006 to March 31, 2007, and the year ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2007 and 2008, and the consolidated results of operations and cash flows of the Predecessor Company for the year ended March 31, 2006 and the period from April 1, 2006 to July 21, 2006, and of the Company for the period from July 22, 2006 to March 31, 2007, and the year ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its methods of accounting for stock based compensation effective April 1, 2006 and its method of accounting for uncertainty in income taxes and pension and other postretirement benefit plans during the year ended March 31, 2008.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

July 1, 2008

Rexnord Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Millions, except share amounts)

	March 31, 2007	March 31, 2008
Assets
Current assets:
Cash	$58.2	$156.3
Receivables, net	254.4	288.5
Inventories, net	384.3	370.3
Other current assets	26.3	35.0

Total current assets	723.2	850.1

Property, plant and equipment, net	437.1	443.3
Intangible assets, net	987.7	883.9
Goodwill	1,294.2	1,331.7
Insurance for asbestos claims	136.0	134.0
Pension assets	114.6	101.8
Other assets	90.6	81.5

Total assets	$3,783.4	$3,826.3

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$2.2	$2.9
Trade payables	154.4	178.6
Income taxes payable	3.5	4.8
Deferred income taxes	16.9	11.7
Compensation and benefits	52.9	71.3
Current portion of pension obligations	9.4	3.0
Current portion of postretirement benefit obligations	4.9	3.6
Interest payable	35.2	31.3
Other current liabilities	75.3	95.8

Total current liabilities	354.7	403.0

Long-term debt	2,494.7	2,533.9
Pension obligations	68.8	69.0
Postretirement benefit obligations	52.3	49.5
Deferred income taxes	379.6	294.6
Reserve for asbestos claims	136.0	134.0
Other liabilities	41.0	69.2

Total liabilities	3,527.1	3,553.2

Stockholders’ equity:
Common stock, $0.01 par value; 25,000,000 shares authorized; 15,391,527 and 16,065,758 shares issued	0.2	0.2
Additional paid in capital	253.0	273.5
Retained earnings (deficit)	(0.2)	0.1
Accumulated other comprehensive income	3.3	—
Treasury stock at cost (35,996 shares)	—	(0.7)

Total stockholders’ equity	256.3	273.1

Total liabilities and stockholders’ equity	$3,783.4	$3,826.3

See notes to consolidated financial statements

Rexnord Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In Millions, except per share amounts)

	Predecessor
	Year Ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008
Net sales	$1,081.4	$334.2	$921.5	$1,853.5
Cost of sales	742.3	237.7	628.2	1,250.4

Gross profit	339.1	96.5	293.3	603.1
Selling, general and administrative expenses	187.8	63.1	159.3	312.2
Loss on divestiture	—	—	—	11.2
(Gain) on Canal Street facility accident, net	—	—	(6.0)	(29.2)
Transaction-related costs	—	62.7	—	—
Restructuring and other similar costs	31.1	—	—	—
Amortization of intangible assets	15.7	5.0	26.9	49.9

Income (loss) from operations	104.5	(34.3)	113.1	259.0

Non-operating income (expense):
Interest expense, net	(61.5)	(21.0)	(109.8)	(254.3)
Other income (expense), net	(3.8)	(0.4)	5.7	(5.3)

Income (loss) before income taxes	39.2	(55.7)	9.0	(0.6)
Provision (benefit) for income taxes	16.3	(16.1)	9.2	(0.9)

Net income (loss)	$22.9	$(39.6)	$(0.2)	$0.3

Net income (loss) per share:
Basic			$(0.02)	$0.02
Diluted			(0.02)	0.02
	NM	NM
Weighted-average number of shares outstanding:
Basic			10.7	15.8
Effect of dilutive stock options			—	0.4

Diluted			10.7	16.2

See notes to consolidated financial statements

Rexnord Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In Millions, except share and per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Balance at March 31, 2005 (Predecessor)	$0.1	$361.6	$45.4	$17.6	$—	424.7
Comprehensive Income:
Net income	—	—	22.9	—	—	22.9
Foreign currency translation adjustments	—	—	—	(3.3)	—	(3.3)
Additional minimum pension liability, net of $3.2 income tax benefit	—	—	—	(5.0)	—	(5.0)

Total comprehensive income						14.6
Issuance of common stock	—	1.2	—	—	—	1.2
Other common stock activity	—	0.6	—	—	—	0.6

Balance at March 31, 2006 (Predecessor)	0.1	363.4	68.3	9.3	—	441.1
Comprehensive Income:
Net loss	—	—	(39.6)	—	—	(39.6)
Foreign currency translation adjustments	—	—	—	3.1	—	3.1

Total comprehensive loss						(36.5)
Tax benefit of stock options exercised	—	10.7	—	—	—	10.7

Balance at July 21, 2006 (Predecessor)	0.1	374.1	28.7	12.4	—	415.3
Acquisition of RBS Global, Inc.	(0.1)	(374.1)	(28.7)	(12.4)	—	(415.3)
Issuance of common stock, 15,391,527 shares	0.2	682.0	—	—	—	682.2
Comprehensive Income:
Net loss	—	—	(0.2)	—	—	(0.2)
Foreign currency translation adjustments	—	—	—	4.2	—	4.2
Unrealized loss on interest rate derivatives, net of $0.4 income tax benefit	—	—	—	(0.7)	—	(0.7)
Additional minimum pension liability, net of $0.1 income tax benefit	—	—	—	(0.2)	—	(0.2)

Total comprehensive income						3.1
Tax benefit of stock options exercised	—	5.9	—	—	—	5.9
Stock-based compensation expense	—	5.1	—	—	—	5.1
Cash dividend—$27.56 per share	—	(440.0)	—	—	—	(440.0)

Balance at March 31, 2007	0.2	253.0	(0.2)	3.3	—	256.3
Comprehensive Income:
Net income	—	—	0.3	—	—	0.3
Foreign currency translation adjustments	—	—	—	14.2	—	14.2
Unrealized loss on interest rate derivatives, net of $3.4 income tax benefit	—	—	—	(5.2)	—	(5.2)
Additional minimum pension liability, net of $0.2 income tax benefit	—	—	—	(0.4)	—	(0.4)

Total comprehensive income						8.9
Stock options exercised, 263,927 shares, net of 29,130 shares surrendered as proceeds	—	4.9	—	—	(0.6)	4.3
Stock-based compensation expense	—	7.4	—	—	—	7.4
Adjustment to adopt SFAS No. 158, net of $8.2 million income tax benefit	—	—	—	(11.9)	—	(11.9)
Issuance of common stock, 410,304 shares	—	8.2	—	—	—	8.2
Repurchase of common stock, 6,866 shares	—	—	—	—	(0.1)	(0.1)

Balance at March 31, 2008	$0.2	$273.5	$0.1	$—	$(0.7)	273.1

See notes to consolidated financial statements.

Rexnord Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Millions)

	Predecessor		Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008
	Year Ended March 31, 2006	Period from April 1, 2006 through July 21, 2006
Operating activities
Net income (loss)	$22.9	$(39.6)	$(0.2)	$0.3
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
Depreciation	43.0	14.0	36.1	54.2
Amortization of intangible assets	15.7	5.0	26.9	49.9
Accretion of bond premium	—	—	—	(0.9)
Amortization of original issue discount	—	—	0.2	1.5
Amortization of deferred financing costs	3.7	1.1	5.1	11.7
Interest expense converted to long-term debt	—	—	—	60.8
Deferred income taxes	3.1	(17.0)	10.7	(36.1)
Loss (gain) on dispositions of property, plant and equipment	0.4	(1.3)	1.3	0.3
Equity in earnings of unconsolidated affiliates	—	—	—	(1.1)
Non-cash write-off of deferred financing fees	—	20.5	—	—
Non-cash loss on divestiture	—	—	—	8.7
Other non-cash (credits) charges	6.9	—	3.2	(2.2)
Stock-based compensation expense	—	—	5.1	7.4
Changes in operating assets and liabilities:
Receivables	(15.1)	12.4	(20.0)	(12.1)
Inventories	(14.7)	(18.1)	15.7	37.1
Other assets	(2.1)	(1.3)	(0.6)	3.3
Accounts payable	25.7	(17.2)	23.9	16.2
Accrued transaction fees	—	18.6	(18.6)	—
Accruals and other	2.4	18.5	(25.4)	33.7

Cash provided by (used for) operating activities	91.9	(4.4)	63.4	232.7

Investing activities
Expenditures for property, plant and equipment	(37.1)	(11.7)	(28.0)	(54.9)
Proceeds from dispositions of property, plant and equipment	2.3	1.6	1.3	0.4
Proceeds from sale of short term investments	—	—	—	6.6
Acquisitions, net of cash acquired	(301.3)	(5.6)	(1,898.8)	(73.7)

Cash used for investing activities	(336.1)	(15.7)	(1,925.5)	(121.6)

Financing activities
Proceeds from issuance of long-term debt	312.0	16.9	2,549.8	—
Repayments of long-term debt	(65.0)	(8.5)	(816.3)	(27.4)
Payment of financing fees	(7.6)	(0.2)	(83.0)	(0.6)
Payment of tender premium	—	—	(23.1)	—
Dividends paid	—	—	(440.0)	—
Purchase of common stock	—	—	—	(0.1)
Net proceeds from issuance of common stock and stock option exercises	1.2	—	721.6	12.5

Cash provided by (used for) financing activities	240.6	8.2	1,909.0	(15.6)
Effect of exchange rate changes on cash	(0.2)	0.2	0.5	2.6

Increase (decrease) in cash	(3.8)	(11.7)	47.4	98.1
Cash at beginning of period	26.3	22.5	10.8	58.2

Cash at end of period	$22.5	$10.8	$58.2	$156.3

See notes to consolidated financial statements.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

March 31, 2008

1. Basis of Presentation and Description of Business

The Company

Rexnord Holdings, Inc. (“Holdings”) was formed on July 13, 2006 and is the indirect parent company of RBS Global, Inc. and its subsidiaries. As further discussed in Note 3, on July 21, 2006 (the “Merger Date”), certain affiliates of Apollo Management, L.P. (“Apollo”) and management purchased the operating company from The Carlyle Group. There was no business activity at Rexnord Holdings, Inc. prior to the Merger Date. The accompanying consolidated financial statements include the accounts of Rexnord Holdings, Inc. and subsidiaries subsequent to the Merger Date (collectively, “the Company”). The consolidated financial statements of the operating company and its subsidiaries prior to the Merger Date (collectively, the “Predecessor”) are presented for comparative purposes.

The Company is a leading diversified, multi-platform industrial company comprised of two key segments, Power Transmission and Water Management. The Power Transmission platform manufactures gears, couplings, industrial bearings, flattop chain and modular conveyer belts, special components, industrial chain and aerospace bearings and seals. The products are either incorporated into products sold by original equipment manufacturers (“OEMs”) or sold to end-users through industrial distributors as aftermarket products. Our Water Management platform is a leading supplier of professional grade specification drainage, water control, PEX piping and commercial brass products, serving the commercial, institutional, civil, municipal, hydropower and public water works construction markets.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the fiscal 2008 presentation.

Revenue Recognition

Net sales are recorded upon transfer of title of product which occurs upon shipment to the customer. The Company estimates amounts due and records accruals for sales rebates to certain distributors at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns which are based upon the Company’s historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. The value of returned goods during the year ended March 31, 2006 and during the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008 was less than 1.3% of net sales. Other than a standard product warranty, there are no post-shipment obligations.

The Company classifies shipping and handling fees billed to customers as net sales and the corresponding costs are classified as cost of sales in the consolidated statements of operations.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Compensated Absences

In the third quarter of fiscal 2007, the Company changed its domestic vacation policy for certain employees so that vacation pay is earned ratably throughout the year and must be used by year-end. The accrual for compensated absences was reduced by $6.7 million in the quarter ended December 30, 2006, to eliminate vacation pay no longer required to be accrued or paid under the current policy.

Share Based Payments

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“SFAS”) No. 123, Share Based Payment (SFAS 123(R)). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are re-measured each reporting period. Compensation cost is recognized over the requisite service period, generally as the awards vest. As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under SFAS No. 123, the Company adopted SFAS 123(R) using the prospective transition method of adoption on April 1, 2006. Accordingly, the provisions of SFAS 123(R) are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date. See further discussion of the Company’s stock option plans in Note 14.

Per Share Data

Basic net income (loss) per share is computed by dividing net income (loss) by the corresponding weighted-average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding stock options to purchase common shares is calculated using the treasury stock method, except when the effect would be anti-dilutive. The denominator for diluted net loss per share for the period from July 22, 2006 to March 31, 2007 excludes 371,004 options due to their anti-dilutive effects. The Company had 360,068 dilutive shares as of March 31, 2008.

Receivables

Receivables are stated net of allowances for doubtful accounts of $7.4 million at March 31, 2007 and $8.9 million at March 31, 2008. On a regular basis, the Company evaluates its receivables and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and historical write-off experience. Credit is extended to customers based upon an evaluation of their financial position. Generally, advance payment is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management’s expectations.

Inventories

Inventories are stated at the lower of cost or market. Market is determined based on estimated net realizable values. Approximately 82% of the Company’s total inventories as of March 31, 2007 and 76% of the Company’s total inventories as of March 31, 2008 were valued using the “last-in, first-out” (LIFO) method. All remaining inventories are valued using the “first-in, first-out” (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over 10 to 30 years for buildings and improvements, 5 to 10 years for machinery and equipment and 3 to 5 years for computer hardware and software. Maintenance and repair costs are expensed as incurred.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Goodwill and Intangible Assets

Intangible assets consist of acquired trademarks and tradenames, customer relationships (including distribution network), and patents. The customer relationships and patents are being amortized using the straight-line method over their estimated useful lives of 9 to 15 years and 2 to 20 years, respectively. Goodwill, trademarks and tradenames have indefinite lives and are not amortized but are tested annually for impairment using a discounted cash flow analysis.

Deferred Financing Costs

Other assets at March 31, 2007 and March 31, 2008, include deferred financing costs of $77.8 million and $69.0 million, respectively, net of accumulated amortization of $5.1 million and $16.8 million, respectively. These costs were incurred to obtain long-term financing and are being amortized using the effective interest method over the term of the related debt.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of the long-lived asset or group of assets to the undiscounted future cash flows expected to be generated by such asset over its remaining useful life. If the long-lived asset or group of assets is considered to be impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds its fair value. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Product Warranty

The Company offers warranties on the sales of certain of its products and records an accrual for estimated future claims. Such accruals are based upon historical experience and management’s estimate of the level of future claims. The following table presents changes in the Company’s product warranty liability (in millions):

	Predecessor
	Year Ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008
Balance at beginning of period	$0.9	$2.7	$3.1	$4.2
Acquired obligations	1.7	0.3	1.1	0.1
Charged to operations	1.4	0.4	0.7	5.1
Claims settled	(1.3)	(0.3)	(0.7)	(2.6)

Balance at end of period	$2.7	$3.1	$4.2	$6.8

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes are provided for future tax effects attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

losses, tax credits and other applicable carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be actually paid or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of continuing operations in the period that includes the date of enactment.

The Company regularly reviews its deferred tax assets for recoverability and provides a valuation allowance against its deferred tax assets if, based upon consideration of all positive and negative evidence, the Company determines that it is more-likely-than-not that a portion or all of the deferred tax assets will ultimately not be realized in future tax periods. Such positive and negative evidence would include review of historical earnings and losses, anticipated future earnings, the time period over which the temporary differences and carryforwards are anticipated to reverse and implementation of feasible, prudent tax planning strategies.

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining the Company’s worldwide provision for income taxes and recording the related deferred tax assets and liabilities. In the ordinary course of the Company’s business, there is inherent uncertainty in quantifying the ultimate tax outcome of all of the numerous transactions and required calculations relating to the Company’s tax positions. Accruals for unrecognized tax benefits are provided for in accordance with the requirements of FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes. An unrecognized tax benefit represents the difference between the recognition of benefits related to uncertain tax positions for income tax reporting purposes and financial reporting purposes. The Company has established a reserve for interest and penalties, as applicable, for uncertain tax positions and is recorded as a component of the overall income tax provision.

The Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. Although the outcome of income tax examinations is always uncertain, the Company believes that it has appropriate support for the positions taken on its income tax returns and has adequately provided for potential income tax assessments. Nonetheless, the amounts ultimately settled relating to issues raised by the taxing authorities may differ materially from the amounts accrued for each year.

See Note 16 of the consolidated financial statements for more information on income taxes.

Accumulated Other Comprehensive Income (Loss)

At March 31, 2007, accumulated other comprehensive income (loss) consisted of $4.2 million of foreign currency translation adjustments, $(0.7) million of unrealized losses on derivative contracts, net of tax and $(0.2) million of additional minimum pension liability, net of tax. At March 31, 2008, accumulated other comprehensive income (loss) consisted of $18.4 million of foreign currency translation adjustments, $(5.9) million of unrealized losses on derivative contracts, net of tax and $(12.5) million of unrecognized actuarial losses and unrecognized prior services costs, net of tax.

Derivative Financial Instruments

The Company accounts for derivative instruments based on SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). The fair value of all derivative financial instruments is recorded in the balance sheet, which is based on the quoted market prices for contracts with similar maturities. The Company uses foreign currency forward exchange contracts and interest rate swap contracts to manage foreign currency and interest rate risks which is discussed in more detail below. All hedging transactions are authorized and executed pursuant to defined policies and procedures which prohibit the use of financial instruments for speculative purposes.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Foreign Currency Forwards

The Company enters into foreign exchange forward contracts to mitigate the foreign currency volatility relative to certain intercompany cash flows expected to occur within the next fiscal year. These derivative contracts did not qualify as hedges of future cash flows and, accordingly, were adjusted to fair value at March 31, 2007 and 2008, with the gain or loss included in other non-operating income (expense) in the consolidated statements of operations. The gain (loss) on these contracts was $0.5 million, $(0.7) million, $0.4 million and $(2.3) million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

Interest Rate Swaps

In August 2006, the Company entered into an interest rate collar and an interest rate swap to hedge the variability in future cash flows associated with a portion of the Company’s variable-rate term loans. The interest rate collar provides an interest rate floor of 4.0% plus the applicable margin and an interest rate cap of 6.065% plus the applicable margin on $262.0 million of the Company’s variable-rate term loans, while the interest rate swap converts $68.0 million of the Company’s variable-rate term loans to a fixed interest rate of 5.14% plus the applicable margin. Both the interest rate collar and the interest rate swap became effective on October 20, 2006 and have a maturity of three years. These interest rate derivatives have been accounted for as effective cash flow hedges in accordance with SFAS 133. The unrealized loss on these interest rate derivatives totaled $1.1 million at March 31, 2007, and $9.7 million at March 31, 2008, and have been recorded on the Company’s consolidated balance sheets as an other long-term liability with a corresponding decrease in accumulated other comprehensive income, net of tax.

Foreign Currency Translation

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses of such entities are translated at average exchange rates in effect during the respective period. Foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss). Currency transaction gains and losses are included in other non-operating income (expense) in the consolidated statements of operations and totaled $(0.4) million, $(1.1) million, $(0.3) million and $(5.1) million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

Advertising Costs

Advertising costs are charged to selling, general and administrative expenses as incurred and amounted to $3.9 million, $1.4 million, $4.8 million and $9.9 million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

Research and Development Costs

Research and development costs are charged to selling, general and administrative expenses as incurred and amounted to $6.2 million, $1.9 million, $4.9 million and $8.5 million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and temporary investments, forward currency contracts, interest rate swap/collar agreements and trade accounts receivable.

Financial Instrument Counter Parties

The Company is exposed to credit losses in the event of non-performance by counter parties to its financial instruments. The Company anticipates, however, that counter parties will be able to fully satisfy their obligations under these instruments. The Company places cash and temporary investments, foreign currency forward contracts and its interest rate swap/collar agreements with various high-quality financial institutions. Although the Company does not obtain collateral or other security to support these financial instruments, it does periodically evaluate the credit-worthiness of each of its counterparties.

Significant Customers

The Company’s Power Transmission group has a customer, Motion Industries Inc. (an industrial distributor), that accounted for 11.8%, 11.4%, 10.4% and 8.1% of consolidated net sales for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively. Receivables related to this industrial distributor at March 31, 2007 and 2008 were $12.2 million and $11.9 million, respectively. Ferguson, the Company’s largest Water Management customer, represented approximately 6% of consolidated net sales during the year ended March 31, 2008. Sales to Ferguson did not represent a significant percentage of consolidated net sales in the fiscal year ended March 31, 2007 as Zurn was only included in the Company’s results of operations from February 7, 2007 through March 31, 2007. Receivables related to this wholesale distributor at March 31, 2007 and 2008 were $19.4 million and $18.9 million, respectively.

Fair Value of Non-Derivative Financial Instruments

The carrying amounts of cash, receivables, payables and accrued liabilities approximated fair value at March 31, 2007 and 2008 due to the short-term nature of those instruments. The fair value of long-term debt as of March 31, 2007 and 2008 was approximately $2,534.1 million and $2,218.1 million, respectively, based on quoted market prices for the same or similar issues.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, which addresses the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years that begin after December 15, 2006. The Company has adopted FIN 48 as of April 1, 2007, as required. As a result of the adoption of FIN 48, the Company recognized a $5.5 million decrease in the liability for unrecognized tax benefits, with an offsetting reduction to goodwill. Further discussion regarding the adoption of FIN 48 can be found in Note 16.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), as amended in February 2008 by FSP FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS 157 are

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

effective for the Company as of April 1, 2008. However, FSP FAS 157-2 defers the effective date for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequent basis, until April 1, 2009. SFAS 157 defines fair value, creates a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB released SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). Under the new standard, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The Company was required to adopt the recognition and disclosure provisions of SFAS 158 as of March 31, 2008. See Note 15 for the incremental effects of adopting SFAS 158.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which permits all entities to choose to measure eligible items at fair value on specified election dates. The associated unrealized gains and losses on the items for which the fair value option has been elected shall be reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company’s equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and earlier application is prohibited. The Company is currently evaluating the requirements of SFAS 160 and does not expect adoption of SFAS 160 will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). The objective of SFAS 141(R) is to improve the information provided in financial reports about a business combination and its effects. SFAS 141(R) states that all business combinations (whether full, partial or step acquisitions) must apply the “acquisition method.” In applying the acquisition method, the acquirer must determine the fair value of the acquired business as of the acquisition date and recognize the fair value of the acquired assets and liabilities assumed. As a result, it will require that certain forms of contingent consideration and certain acquired contingencies be recorded at fair value at the acquisition date. SFAS 141(R) also states acquisition costs will generally be expensed as incurred and restructuring costs will be expensed in periods after the acquisition date. This statement is effective for business combination transactions for which the acquisition date is on or after April 1, 2009, and earlier application is prohibited. The Company is currently evaluating the requirements of SFAS 141(R) and will apply the statement to any acquisitions after March 31, 2009.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (“SFAS 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently reviewing the requirements of SFAS 161 to determine the impact on its financial statements.

3. Acquisitions and Divestiture

The Sale of Rexnord SAS

On March 28, 2008, the Company sold a French subsidiary, Rexnord SAS, to members of that company’s local management team for €1 (one Euro), subject to a customary post-close working capital adjustment. The Company made the decision to sell Rexnord SAS to the local management team for one Euro as the business would have required a substantial investment (both financial and by Company management) to increase the overall market share position of certain products sold by the business to levels consistent with the Company’s long-term strategic plan. Rexnord SAS was a wholly owned subsidiary located in Raon, France with approximately 140 employees. This entity occupied a 217,000 square foot manufacturing facility that supported portions of the Company’s European Power Transmission business. In connection with the sale, the Company recorded a pretax loss on divestiture of approximately $11.2 million (including transaction costs), which was recognized in the Company’s fourth quarter of the year ended March 31, 2008. This loss includes Rexnord SAS’s cash on hand of $2.5 million at March 28, 2008, that pursuant to the agreement was included with the net assets divested. Also as part of the transaction, the Company signed a supplemental commercial agreement defining the prospective commercial relationship between the Company and the divested entity (“PTP Industry”). Through this agreement, the Company will retain its direct access to key regional distributors and in return has agreed to purchase from PTP Industry certain locally manufactured coupling product lines and components to serve its local customer base. The divestiture is not expected to have a material impact on the Company’s overall capabilities or results of operations.

The GA Acquisition

On January 31, 2008, the Company utilized existing cash balances to purchase GA Industries, Inc. (“GA”) for $73.7 million, net of $3.2 million of cash acquired. This acquisition expanded the Company’s Water Management platform into the water and wastewater markets, specifically in municipal, hydropower and industrial environments. GA Industries, Inc. is comprised of GA Industries and Rodney Hunt Company, Inc. GA Industries is a manufacturer of automatic control valves, check valves and air valves. Rodney Hunt Company, Inc., its wholly owned subsidiary at the time of closing, is a leader in the design and manufacture of sluice/slide gates, butterfly valves and other specialized products for municipal, industrial, and hydropower applications. The Company is still in the process of finalizing third-party appraisals of the acquired property, plant and equipment and certain identifiable intangible assets, as well as the tax effects of the related temporary differences. Accordingly, final adjustments to the purchase price allocation may be required. The Company expects to finalize the purchase price allocation within one year from the date of the acquisition.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

The following table summarizes the estimated fair value of the acquired assets and assumed liabilities of GA at the date of acquisition (in millions):

Cash	$3.2
Short-term investments	6.7
Receivables	16.4
Inventories	19.7
Other current assets	1.3
Property, plant and equipment	17.2
Intangible assets	19.4
Goodwill	23.3

Total assets acquired	107.2
Accounts payable	2.6
Accrued liabilities	(6.4)
Deferred taxes	(15.8)
Debt	(5.5)

Net assets acquired	$76.9

Approximately $6.6 million of the short-term investments were sold prior to March 31, 2008. These short-term investments consisted primarily of common stocks and other marketable securities. The $19.4 million of acquired intangible assets consist of $10.6 million of tradenames, $8.4 million of customer relationships and a patent of $0.4 million. The acquired customer relationships and patent are being amortized over their estimated useful lives (9—12 years for customer relationships and 16 years for the patent). The acquired intangibles have a weighted average amortization period of 10.8 years (10.7 years for customer relationships and 16.0 years for the acquired patent). The acquired tradenames have an indefinite life and are not being amortized but are tested annually for impairment. Goodwill is not expected to be deductible for income tax purposes. The Company’s results of operations include GA from February 1, 2008 through March 31, 2008.

The Zurn Acquisition

On October 11, 2006, Jacuzzi Brands, Inc., (“Jacuzzi”) an unaffiliated company, entered into an agreement and plan of merger with Jupiter, an affiliate of Apollo. Upon consummation of that merger on February 7, 2007, Jacuzzi became a wholly owned subsidiary of Jupiter and was therefore beneficially owned by affiliates of Apollo. Also on October 11, 2006, the Company entered into an agreement with Jupiter, to acquire the water management business (“Zurn”) of Jacuzzi Brands, Inc. Upon the consummation of the Jacuzzi merger with Jupiter, Apollo caused Jacuzzi to sell the assets of its bath business to Bath Acquisition Corp., an affiliate of Apollo, leaving Zurn as Jacuzzi’s sole business operation. Subsequently, on February 7, 2007, the Company acquired the common stock of Jacuzzi, and therefore, Zurn, from an affiliate of Apollo for a cash purchase price of $942.5 million, including transaction costs and additional deferred financing fees. The purchase price was financed through an equity investment by Apollo and its affiliates of approximately $282.0 million and debt financing of approximately $669.3 million, consisting of (i) $319.3 million of 9.50% senior notes due 2014 (including a bond issue premium of $9.3 million), (ii) $150.0 million of 8.875% senior notes due 2016 and (iii) $200.0 million of borrowings under existing senior secured credit facilities. The transaction was approved both by the stockholders of the Company, as required by Delaware law in the case of an affiliate transaction of this type, and unanimously by the Company’s board of directors, including those who were not affiliated with Apollo. In each case the stockholders and the unaffiliated directors assessed the transaction and the purchase price to be paid for Jacuzzi from the perspective of what was in the best interests of the Company and all of its stockholders,

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

when taking into account the benefits they expected the Company to realize from the transaction. Further, upon completion of their review of the transaction, the board of directors made the determination that the acquisition of Jacuzzi was made on terms not materially less favorable to RBS Global than those that could have been obtained in a comparable transaction between RBS Global and an unrelated person, as required by the indentures governing the debt securities of RBS Global and Rexnord, LLC. This acquisition created a new strategic water management platform for the Company which broadened the Company’s product portfolio and expanded the Company’s end markets.

The acquisition has been accounted for using the purchase method of accounting. The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values. The following table summarizes the estimated fair value of the acquired assets and assumed liabilities of Zurn at the date of acquisition (in millions):

Cash	$55.9
Receivables	61.3
Inventories	170.9
Other current assets	2.8
Property, plant and equipment	46.0
Intangible assets	404.2
Goodwill	359.4
Other assets	256.5

Total assets acquired	1,357.0
Accounts payable	(24.0)
Accrued liabilities	(231.7)
Deferred taxes	(167.5)

Net assets acquired	$933.8

The $404.2 million of acquired intangible assets consisted of $124.4 million of tradenames, $250.8 million of customer relationships and $29.0 million of patents. The acquired customer relationships and patents are being amortized over their estimated useful lives (15 years for customer relationships and 5 to 20 years for patents). The acquired intangibles have a weighted average amortization period of 14.4 years (15 years for customer relationships and 9.6 years for patents). The acquired tradenames have an indefinite life and are not being amortized but are tested annually for impairment. The purchase price of this acquisition exceeded the fair value of identifiable tangible and intangible assets, which created goodwill. The goodwill reflects the expectation that the acquisition of Zurn will provide increased earnings to the Company and a strategic platform from which the combined entity can actively pursue growth opportunities, both domestically and internationally. Most of the acquired goodwill is not expected to be deductible for income tax purposes.

The income approach was used to value the significant intangible assets acquired in the Zurn acquisition. The income approach is a valuation technique that capitalizes the anticipated income stream from the intangible assets. This approach is predicated on developing either a cash flow or income projections, over the useful lives of the assets, which are then discounted for risk and time value. Below is a discussion of certain methodologies and assumptions used to value each significant class of intangible assets acquired in the Zurn acquisition.

Tradenames

Discounted cash flow calculations for tradenames utilize a relief from royalty concept which utilizes three principal assumptions (sales forecasts for the specific tradename, a royalty rate and a discount or required rate of return) to derive the value of the Company’s individual trade names.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Patents

Discounted cash flow calculations for patents utilize the following significant assumptions: future forecasts of revenues for each product that the patent is associated with, a royalty rate, a discount rate and the expected life of the individual patent.

Customer Relationships

Discounted cash flow calculations for customer relationships use an excess earnings approach to value customer relationships. This approach develops a cash flow stream based on the revenues attributed to Zurn’s existing customer list assuming a future growth rate and reduced to account for attrition due to the loss of customers. The estimated life is estimated to be 15 years based upon the customer base and historical customer relationships.

The Company’s results of operations for the period from July 22, 2006 through March 31, 2007 only include Zurn for the period from February 8, 2007 through March 31, 2007.

The Apollo Acquisition and Related Financing

On July 21, 2006, certain affiliates of Apollo purchased the operating company from The Carlyle Group and management for approximately $1.825 billion, excluding transaction fees, through the merger of Chase Merger Sub, Inc., an entity formed and controlled by Apollo, with and into RBS Global, Inc., an indirect wholly owned subsidiary of the Company (the “Merger”). The Merger was financed with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, (iii) $645.7 million of borrowings under new senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility, which matures in July 2013, and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility, which expires in July 2012) and (iv) $475.0 million of equity contributions (consisting of a $438.0 million cash contribution from Apollo and $37.0 million of rollover stock and stock options held by management participants). The proceeds from the Apollo cash contribution and the new financing arrangements, net of related debt issuance costs, were used to (i) purchase the operating company from its then existing shareholders for $1,018.4 million, including transaction costs; (ii) repay all outstanding borrowings under the Predecessor’s previously existing credit agreement as of the Merger Date, including accrued interest; (iii) repurchase substantially all of the Predecessor’s $225.0 million of 10.125% senior subordinated notes outstanding as of the Merger Date pursuant to a tender offer, including accrued interest and tender premium; and (iv) pay certain seller-related transaction costs.

The Merger has been accounted for using the purchase method of accounting and, accordingly, resulted in a new basis of accounting for the Company. The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values resulting in $946.5 million of goodwill, most of which is not expected to be deductible for income tax purposes. The primary reasons for the Apollo acquisition and the acquired goodwill relate to the expectation that the Company has the ability to grow sales and earnings through existing operations and actively pursue growth opportunities both domestically and internationally.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

The following table summarizes the estimated fair values of the Company’s assets and assumed liabilities at the date of acquisition (in millions):

Cash	$11.3
Receivables	161.3
Inventories	233.5
Other current assets	23.3
Property, plant and equipment	380.2
Intangible assets	537.1
Goodwill	946.5
Other assets	57.5

Total assets acquired	2,350.7
Accounts payable	(110.7)
Accrued liabilities	(247.1)
Deferred taxes	(158.5)
Debt	(1,435.7)

Net assets acquired	$398.7

The $398.7 million of net assets acquired consists of Apollo’s $438.0 million cash contribution and $3.8 million of carryover basis in rollover stock, net of a $43.1 million deemed cash dividend to the selling shareholders that was required to be recognized by Emerging Issues Task Force Issue No. 88-16, Basis in Leveraged Buyout Transactions, due to the increased leverage of the Company.

The $537.1 million of acquired intangible assets consisted of $242.2 million of tradenames, $269.4 million of customer relationships, $21.0 million of patents, $0.6 million of acquired software and a $3.9 million covenant not to compete. The acquired customer relationships, patents, software, and covenant not to compete are being amortized over their useful lives (10 years for customer relationships, 2 to 14 years for patents, one year for software and 0.4 years for the covenant not to compete). The acquired intangibles have a weighted average amortization period of 9.9 years (10 years for customer relationships, 11.3 years for patents, one year for software and 0.4 years for the covenant not to compete). The acquired tradenames have an indefinite life and are not being amortized but are tested annually for impairment.

The income approach was used to value the significant intangible assets acquired in the Apollo acquisition. The income approach is a valuation technique that capitalizes the anticipated income stream from the intangible assets. This approach is predicated on developing either a cash flow or income projections, over the useful lives of the assets, which are then discounted for risk and time value. Below is a discussion of certain methodologies and assumptions used to value each significant class of intangible asset acquired in the Apollo acquisition.

Tradenames

Discounted cash flow calculations for tradenames utilize a relief from royalty concept which utilizes three principal assumptions (sales forecasts for the specific tradename, a royalty rate, and a discount or required rate of return) to derive the value of the Company’s individual trade names.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Patents

Discounted cash flow calculations for patents utilize the following significant assumptions: future forecasts of revenues for each product that the patent is associated with, a royalty rate, a discount rate and an expected life of the individual patent.

Customer Relationships

Discounted cash flow calculations for customer relationships use an excess earnings approach to value customer relationships. This approach develops a cash flow stream based on the revenues attributed to the existing customer list for Rexnord’s operating divisions assuming a future growth rate and reduced to account for attrition due to the loss of customers. The estimated life is estimated to be 10 years based upon the customer base and historical customer relationships.

Acquisition of Dalong Chain Company

On July 11, 2006, the Company acquired Dalong Chain Company (“Dalong”) located in China for $5.9 million, net of $0.4 million of cash acquired, plus the assumption of certain liabilities. The acquisition was financed primarily with on-hand cash and was accounted for using the purchase method of accounting. This acquisition did not have a material impact on the Company’s fiscal 2007 and 2008 consolidated results of operations.

Acquisition of The Falk Corporation

On May 16, 2005, the Company acquired The Falk Corporation (“Falk”) from Hamilton Sundstrand, a division of United Technologies Corporation (“UTC”), for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. The acquisition of Falk was funded by a $312.0 million term loan and was accounted for using the purchase method of accounting. During fiscal 2006, the allocation of the Falk purchase price to identifiable assets acquired and liabilities assumed resulted in the recording of $95.3 million of goodwill.

Pro Forma Financial Information

The following table sets forth the unaudited pro forma financial information for the Company as if the Apollo and Zurn acquisitions (and the related issuance of debt) had occurred as of the beginning of fiscal year 2007 (in millions, except per share amounts):

Year Ended March 31, 2007 (Unaudited)
Net sales	$1,646.8
Net loss	$(18.3)
Net loss per share-basic and diluted	$(1.19)
Weighted-average number of shares outstanding-basic and diluted	15.4

4. Canal Street Facility Accident

On December 6, 2006, the Company experienced an explosion at its primary gear manufacturing facility (“Canal Street”), in which three employees lost their lives and approximately 45 employees were injured. Canal Street is

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

comprised of over 1.1 million square feet among several buildings, and employed approximately 750 associates prior to the accident. The accident resulted from a leak in an underground pipe related to a backup propane gas system that was being tested. The explosion destroyed approximately 80,000 square feet of warehouse, storage and non-production buildings, and damaged portions of other production areas. The Canal Street facility manufactures portions of the Company’s gear product line and, to a lesser extent, the Company’s coupling product line. The Company’s core production capabilities were substantially unaffected by the accident. As of the end of the second quarter of fiscal 2008, production at the Canal Street facility had returned to pre-accident levels. Throughout the year ended March 31, 2008, approximately $11.2 million of capital expenditures have been made in connection with the reconstruction of the facility. The reconstruction efforts were substantially complete as of March 31, 2008.

For the period from December 6, 2006 through March 31, 2007, the year ended March 31, 2008 and the accident to-date period from December 6, 2006 through March 31, 2008, the Company has recorded the following (gains)/losses related to this incident (in millions):

			Accident to-date
	Period from December 6, 2006 through March 31, 2007	Year Ended March 31, 2008	Period from December 6, 2006 through March 31, 2008
Insurance deductibles	$1.0	$—	$1.0
Professional services	1.8	(0.1)	1.7
Clean-up and restoration expenses	18.3	5.0	23.3
Non-cash asset impairments:
Inventories	7.1	0.3	7.4
Property, plant and equipment, net	2.6	—	2.6
Other	0.2	—	0.2

Subtotal prior to property insurance recoveries	31.0	5.2	36.2
Less property insurance recoveries	(27.0)	(23.4)	(50.4)

Subtotal prior to business interruption insurance recoveries	4.0	(18.2)	(14.2)
Less business interruption insurance recoveries	(10.0)	(11.0)	(21.0)

(Gain) on Canal Street facility accident, net	$(6.0)	$(29.2)	$(35.2)

Summary of total insurance recoveries:
Total property and business interruption insurance recoveries	$37.0	$34.4	$71.4

The Company recognized a net gain of $35.2 million related to the Canal Street facility accident from the date of the accident (December 6, 2006) through March 31, 2008. $14.2 million of the net gain represents the excess property insurance recoveries (at replacement value) over the write-off of tangible assets (at net book value) and other direct expenses related to the accident. The remaining $21.0 million gain is comprised of business interruption insurance recoveries.

The Company has substantial property, business interruption and casualty insurance. The property and business interruption insurance provides coverage of up to $2.0 billion per incident. The casualty insurance provides coverage in excess of approximately $100.0 million per incident. The aggregate amount of deductibles under all applicable insurance coverage is $1.0 million. In addition to its insurance deductibles, the Company has and may continue to incur certain other incremental and non-reimbursable out-of-pocket expenses as a result of the explosion. For the period from December 6, 2006 (the date of loss) through March 31, 2008, the Company has recorded recoveries from its insurance carrier totaling $71.4 million, of which $50.4 million has been allocated to recoveries attributable to property loss and $21.0 million of which has been allocated to recoveries

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

attributable to business interruption loss. On December 5, 2007, the Company finalized its property and business interruption claims with its property insurance carrier. Accordingly, no additional insurance proceeds related to such property and business interruption coverage are expected in future periods. As of March 31, 2008, the Company and its casualty insurance carrier continue to manage ongoing general liability and workers’ compensation claims. Management believes that the limits of such coverage will be in excess of the general liability and workers’ compensation losses incurred. As of March 31, 2008, the Company has accrued for all costs related to the Canal Street facility accident that are probable and can be reasonably estimated. The Company does not expect to incur any significant losses in future periods.

5. Restructuring and Other Similar Costs

Restructuring and other similar costs totaled $31.8 million for fiscal year ended March 31, 2006 and relate to plans the Company initiated to restructure certain manufacturing operations and reduce headcount at certain locations, including the continuation of certain Falk plant consolidation activity that had been initiated prior to the Company’s acquisition of Falk. The Company did not incur any restructuring expense in fiscal 2007 or 2008.

Restructuring and other similar costs are summarized as follows (in millions):

Predecessor
Year Ended March 31, 2006
Consolidation and integration costs	$16.5
Severance, recruiting and relocation cost	7.7

Subtotal	24.2
Non-cash fixed asset impairments	6.9
Excess and obsolete inventory (charged to cost of sales)	0.7

Total restructuring and other similar costs	$31.8

Consolidation and Integration Costs

Consolidation and integration costs in fiscal 2006 consist primarily of (i) the closure of the Company’s Coupling plant in Warren, Pennsylvania, (ii) the closure of the Company’s Flattop plant in Puerto Rico, and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to the Falk Acquisition. All of these consolidation and integration actions were completed as of March 31, 2007.

Severance, Recruiting and Relocation Costs

Severance, recruiting and relocation costs relate to certain headcount reduction and management realignment initiatives. Costs for the year ended March 31, 2006 included $6.3 million of severance, $0.6 million of relocation expenses and $0.8 million of recruiting expenses.

Non-cash Fixed Asset Impairments

Non-cash fixed asset impairments in fiscal 2006 relate primarily to the Company’s decision to close the FlatTop plant in Puerto Rico and the decision to outsource certain portions of the Company’s Industrial Chain manufacturing operations.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Excess and Obsolete Inventory

The Company recorded a charge of $0.7 million in fiscal 2006 to write-off certain excess and obsolete inventory in connection with plant consolidation and integration activities. The charge is included in cost of sales in the consolidated statement of operations.

Restructuring Accrual Cash Analysis

An analysis of the restructuring accrual is summarized as follows (in millions):

	Predecessor
	Year Ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008
Balance at beginning of period	$2.3	$2.5	$1.3	$0.2
Restructuring and other similar costs charged to operations	24.2	—	—	—
Cash payments	(24.0)	(1.2)	(1.1)	(0.2)

Balance at end of period	$2.5	$1.3	$0.2	$—

6. Transaction-Related Costs

The Company expensed the following transaction-related costs in connection with the Merger (in millions):

Predecessor
Period from April 1, 2006 through July 21, 2006
Seller-related expenses	$19.1
Bond tender premium	23.1
Write-off deferred financing fees	20.5

$62.7

Seller-related expenses consist of investment banking fees, outside attorney fees, and other third-party fees. The bond tender premium relates to the Company’s $225.0 million of senior subordinated notes, substantially all of which were repurchased in connection with the Merger. The Company also incurred a non-cash charge of $20.5 million to write-off the remaining net book value of previously-capitalized financing fees related to the Company’s term loans and senior subordinated notes that were repaid/repurchased in connection with the Merger.

7. Recovery Under Continued Dumping and Subsidy Offset Act (“CDSOA”)

The U.S. government has eight anti-dumping duty orders in effect against certain foreign producers of ball bearings exported from six countries, tapered roller bearings from China and spherical plain bearings from France. The foreign producers of the ball bearing orders are located in France, Germany, Italy, Japan, Singapore

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

and the United Kingdom. The Company is a producer of ball bearing products in the United States. The CDSOA provides for distribution of monies collected by Customs and Border Protection (“CBP”) from anti-dumping cases to qualifying producers, on a pro rata basis, where the domestic producers have continued to invest their technology, equipment and people in products that were the subject of the anti-dumping orders. As a result of providing relevant information to CBP regarding historical manufacturing, personnel and development costs for the calendar years 2006 and 2007 and prior, the Company received $8.8 million and $1.4 million, its pro rata share of the total CDSOA distribution, during the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively, which is included in other income (expense), net on the consolidated statement of operations.

In February 2006, U.S. legislation was enacted that ends CDSOA distributions for imports covered by anti-dumping duty orders entering the U.S. after September 30, 2007. Because monies were collected by CBP until September 30, 2007 and for prior year entries, the Company may still receive some additional distributions; however, because of the pending cases, 2006 legislation and the administrative operation of law, the Company cannot reasonably estimate the amount of CDSOA distributions it will receive in future years, if any.

8. Inventories

The major classes of inventories are summarized as follows (in millions):

	March 31,
	2007	2008
Finished goods	$255.2	$228.3
Work in process	62.9	63.2
Raw materials	46.4	49.5

Inventories at FIFO cost	364.5	341.0
Adjustment to state inventories at LIFO cost	19.8	29.3

	$384.3	$370.3

In connection with the Merger as well as the Zurn and GA acquisitions, the Company was required to adjust its inventories to fair value. These fair value or purchase accounting adjustments increased inventories by $19.6 million as of the Merger Date and $26.8 million as of the date of the Zurn acquisition for a total of $46.4 million. The fair value adjustment in connection with the GA acquisition was not significant. On a FIFO basis, approximately $27.4 million of the above fair value adjustments were expensed in the period from July 22, 2006 through March 31, 2007 and the final $19.0 million was expensed in the three months ended June 30, 2007 through cost of sales on the consolidated statement of operations as the corresponding inventory was sold. However, since the majority of the Company’s inventories are valued on the LIFO method (see Note 2), a substantial portion of these fair value adjustments have been reversed through the application of the Company’s LIFO calculations, resulting in an increase to the LIFO carrying value of this inventory and a corresponding reduction in cost of sales.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

9. Property, Plant & Equipment

Property, plant and equipment is summarized as follows (in millions):

	March 31,
	2007	2008
Land	$34.8	$35.6
Buildings and improvements	123.5	145.3
Machinery and equipment	300.1	329.2
Hardware and software	15.4	21.2

	473.8	531.3
Less accumulated depreciation	(36.7)	(88.0)

	$437.1	$443.3

10. Goodwill and Intangible Assets

Goodwill totaled $1,294.2 million and $1,331.7 million at March 31, 2007 and 2008, respectively. Goodwill at each fiscal year end is directly attributed to the acquisitions described in Note 3. The change in goodwill from March 31, 2007 to March 31, 2008 is due to the acquisition of GA as well as the finalization of both the Zurn and Apollo purchase price allocations during the year ended March 31, 2008. Intangible assets are summarized as follows (in millions):

		March 31, 2007		March 31, 2008
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Patents	10 Years	$52.1	$(2.0)	$50.4	$(7.2)
Customer relationships (including distribution network)	12 Years	454.4	(20.6)	528.6	(65.1)
Software	1 Year	0.5	(0.3)	0.6	(0.6)
Intangible asset not subject to amortization—trademarks and tradenames		503.6	—	377.2	—

		$1,010.6	$(22.9)	$956.8	$(72.9)

The decrease in intangible assets not subject to amortization—trademarks and tradenames of $126.4 million from $503.6 million at March 31, 2007 to $377.2 million at March 31, 2008 is a result of finalizing the purchase price allocation and fair value calculation assumptions of recently acquired intangibles.

The Company expects to recognize amortization expense on the intangible assets subject to amortization of $49.6 million in each of the next three fiscal years, $49.5 million in fiscal year 2012, and $48.8 million in fiscal year 2013.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

11. Other Current Liabilities

Other current liabilities are summarized as follows (in millions):

	March 31,
	2007	2008
Taxes, other than income taxes	$4.4	$5.2
Sales rebates	19.0	17.4
Severance obligations	2.4	4.7
Customer advances	19.3	31.5
Product warranty	4.2	6.8
Commissions	5.8	7.3
Risk management reserves(1)	3.7	4.6
Other	16.5	18.3

	$75.3	$95.8

(1)	Includes projected liabilities related to the Company’s deductible portion of insured losses arising from automobile, general and product liability claims.

12. Long-term Debt

Long-term debt is summarized as follows (in millions):

	March 31,
	2007	2008
Term loans	$787.5	$767.5
PIK toggle senior indebtedness due 2013(1)	450.0	512.3
9.50% senior notes due 2014(2)	804.2	803.3
8.875% senior notes due 2016	150.0	150.0
11.75% senior subordinated notes due 2016	300.0	300.0
10.125% senior subordinated notes due 2012	0.3	0.3
Other	4.9	3.4

Total	2,496.9	2,536.8
Less current portion	2.2	2.9

Long-term debt	$2,494.7	$2,533.9

(1)	Includes an unamortized original issue discount of $9.0 million a March 31, 2007 and $7.5 million at March 31, 2008.
(2)	Includes an unamortized bond issue premium of $9.2 million and at March 31, 2007 and $8.3 million at March 31, 2008.

The Company’s outstanding debt was issued by Rexnord Holdings, Inc., RBS Global, Inc., and various subsidiaries of RBS Global, Inc. Rexnord Holdings, Inc. is the issuer of the PIK toggle senior indebtedness and RBS Global as well as its wholly-owned subsidiary Rexnord LLC are the co-issuers of the term loans, senior notes and senior subordinated notes.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Rexnord Holdings, Inc. PIK Toggle Senior Indebtedness

On March 2, 2007, Rexnord Holdings, Inc. entered into a Credit Agreement with various lenders which provided $449.8 million in cash ($459.0 million of debt financing, net of a $9.2 million original issue discount) that was primarily used to pay a distribution to its shareholders as well as to holders of fully vested rollover options (see Note 14 for further information on stock options). The PIK toggle senior indebtedness borrowed pursuant to the credit agreement is due March 1, 2013 and bears interest at a floating rate. The floating rate is equal to adjusted LIBOR (the interest rate per annum equal to the product of (a) the LIBOR in effect and (b) Statutory Reserves) plus 7.0%. As of March 31, 2008 the interest rate was 10.06%. Pursuant to the terms of the credit agreement, Rexnord Holdings, Inc. has elected to pay interest in-kind and has accordingly added accrued interest to the principal amount of the debt on pre-determined quarterly interest rate reset dates. During fiscal 2008, $60.8 million of interest was added to the principal amount of the outstanding debt.

The PIK toggle senior indebtedness is an unsecured obligation. The PIK toggle senior indebtedness contains customary affirmative and negative covenants including: (i) limitations on the incurrence of indebtedness and the issuance of disqualified and preferred stock, (ii) limitations on restricted payments, dividends and certain other payments, (iii) limitations on asset sales, (iv) limitations on transactions with affiliates, (v) requirements as to the addition of future guarantors in certain circumstances and (vi) limitations on liens. Notwithstanding these covenants, Holdings may incur additional indebtedness and issue certain forms of equity if immediately prior to such events, the fixed charge to coverage ratio for the most recently ended four full fiscal quarters for which internal financial statements are available, as defined in the credit agreement, would have been at least 1.75 to 1.00, or, 2.00 to 1.00 in the case of the Holdings’ subsidiaries, including the pro forma application of the additional indebtedness or equity issuance. The PIK toggle senior indebtedness may be repaid in whole at any time or in part from time to time on at least three business days notice provided that any partial prepayment must be in integral multiples of $1,000,000 and all prepayments must be accompanied by a 1% prepayment premium.

RBS Global, Inc. and Subsidiaries Long-term Debt

In connection with the Merger on July 21, 2006, all borrowings under the Predecessor’s previous credit agreement and substantially all of the $225.0 million of 10.125% senior subordinated notes were repaid or repurchased on July 21, 2006. The Merger was financed in part with (i) $485.0 million of 9.50% senior notes due 2014, (ii) $300.0 million of 11.75% senior subordinated notes due 2016, and (iii) $645.7 million of borrowings under new senior secured credit facilities (consisting of a seven-year $610.0 million term loan facility, which matures in July 2013, and $35.7 million of borrowings under a six-year $150.0 million revolving credit facility, which expires in July 2012).

On February 7, 2007, the acquisition of the Zurn water management business was completed. This acquisition was funded partially with debt financing of $669.3 million, consisting of (i) $319.3 million of 9.50% senior notes due 2014 (which includes a bond issue premium of $9.3 million), (ii) $150.0 million of 8.875% senior notes due 2016 and (iii) $200.0 million of incremental borrowings under RBS Global’s existing term loan credit facilities.

As of March 31, 2008, the outstanding borrowings under the term loan credit facility were apportioned between two primary tranches: a $570.0 million term loan B1 facility and a $197.5 million term loan B2 facility. Borrowings under the $570.0 million term loan B1 facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.50% plus the LIBOR Rate per annum, or (ii) 1.50% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). Borrowings under the $197.5 million term loan B2

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.25% plus the LIBOR Rate per annum, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). The outstanding principal balances of the term loan B1 and B2 credit facilities at March 31, 2008 were $570.0 million and $197.5 million, respectively. After considering the pre-payment of $20.0 million on the term loan B1 facility in the first quarter of fiscal 2008, all mandatory principal repayments have been fulfilled on the B1 facility through March 31, 2013. As of March 31, 2008, the remaining mandatory pre-payments to maturity on both the term loan B1 and B2 facilities are $1.2 million and $10.5 million, respectively.

The senior notes and senior subordinated notes are unsecured obligations. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness. The indentures governing the senior notes and senior subordinated notes contain customary affirmative and negative covenants including: (i) limitations on the incurrence of indebtedness and the issuance of disqualified and preferred stock, (ii) limitations on restricted payments, dividends and certain other payments, (iii) limitations on asset sales, (iv) limitations on transactions with affiliates, (v) a covenant regarding the effect of a change of control, (vi) requirements as to the addition of future guarantors in certain circumstances and (vii) limitations on liens. The indenture governing the senior subordinated notes contains a further covenant limiting other senior subordinated indebtedness. Prior to August 1, 2011, the Company may redeem the 8.875% senior notes due 2016 and/or the senior subordinated notes at their option, in whole, or from time to time in part, upon not less than 30 and not more than 60 days’ prior notice, at a redemption price equal to (A) 100% of the principal amount of the notes redeemed plus (B) the greater of (x) 1% of the outstanding principal amount of the such notes and (y) the excess of the net present value of the notes (assuming they would otherwise be redeemed on August 1, 2011 and further assuming a discount rate equal to the Treasury Rate plus 50 basis points), and (C) accrued and unpaid interest and additional interest, if any, to, the applicable redemption date. The 9.50% senior notes due 2014 are redeemable on similar terms until August 1, 2010 (provided that the net present value of such notes would be calculated assuming they would otherwise be redeemed on August 1, 2010).

RBS Global’s senior secured credit facilities contain customary affirmative and negative covenants including: (i) limitations on indebtedness, (ii) limitations on liens, (iii) limitations on sale and leaseback transactions, (iv) limitations on investments, loans and advances, (v) limitations on mergers, consolidations, sales of assets and acquisitions, (vi) limitations on dividends and distributions, (vii) limitations on transactions with affiliates, (viii) limitations on modifications of indebtedness and certain other agreements, (ix) limitations on capital expenditures, (x) limitations on swap agreements, and (xi) limitations on other senior debt. As a result of these covenants, RBS Global has not paid any dividends on its common stock or membership interests. It is currently RBS Global’s policy to retain earnings to repay debt and finance its operations. RBS Global’s senior secured credit facilities also limit its maximum senior secured bank leverage ratio to 4.25 to 1.00. As of March 31, 2008, the senior secured bank leverage ratio was 1.67 to 1.00. Management expects to be in compliance with this financial covenant for the foreseeable future. RBS Global’s senior credit facility also significantly restricts the payment of dividends. Borrowings under RBS Global’s senior secured credit facilities may be repaid in whole at any time or in part from time to time without premium or penalty provided that any partial prepayment must be in integral multiples of $250,000 and at least $5,000,000 in the aggregate (or $1,000,000 in the case of swingline loans).

Revolving Credit Facility

Borrowings under RBS Global’s $150.0 million revolving credit facility accrue interest, at RBS Global’s option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.25% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). There were no outstanding

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

borrowings on the revolver as of March 31, 2007 or 2008. Additionally, $31.0 million of the revolving credit facility was considered utilized in connection with outstanding letters of credit at March 31, 2008.

Other Debt

At March 31, 2007 and 2008, various wholly owned subsidiaries had additional borrowings of $4.9 million and $3.4 million, respectively, comprised primarily of borrowings at various foreign subsidiaries.

Account Receivable Securitization Program

On September 26, 2007, three wholly-owned domestic subsidiaries entered into an accounts receivable securitization program (the “AR Securitization Program” or the “Program”) whereby they continuously sell substantially all of their domestic trade accounts receivables to Rexnord Funding LLC (a wholly-owned bankruptcy remote special purpose subsidiary) for cash and subordinated notes. Rexnord Funding LLC in turn may obtain revolving loans and letters of credit from General Electric Capital Corporation (“GECC”) pursuant to a five year revolving loan agreement. The maximum borrowing amount under the loan agreement with GECC is $100 million, subject to certain borrowing base limitations related to the amount and type of receivables owned by Rexnord Funding LLC. All of the receivables purchased by Rexnord Funding LLC are pledged as collateral for revolving loans and letters of credit obtained from GECC under the loan agreement.

The AR Securitization Program does not qualify for sale accounting under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and as such, any borrowings are accounted for as secured borrowings on our consolidated balance sheet. Financing costs associated with the Program will be recorded within “Interest expense, net” in the Company’s consolidated statement of operations if revolving loans or letters of credit have been obtained under the loan agreement.

Borrowings under the loan agreement bear interest at a rate equal to LIBOR plus an applicable margin (currently 1.35%). In addition, a non-use fee of 0.30% is applied to the unutilized portion of the $100.0 million commitment. These rates are per annum and the fees are paid to GECC on a daily basis. At March 31, 2008, there were no outstanding borrowings under the Program. Additionally, the Program requires compliance with certain covenants and performance ratios. As of March 31, 2008, Rexnord Funding was in compliance with all applicable covenants and performance ratios.

The weighted average interest rate on the Company’s outstanding term loans and PIK toggle senior indebtedness at March 31, 2007 and 2008 was 9.46% and 7.80%, respectively.

Future maturities of debt are as follows, excluding the unamortized original issue discount of $7.5 million and bond issue premium of $8.3 million (in millions):

Year ending March 31:
2009	$2.9
2010	3.1
2011	2.6
2012	2.6
2013	522.4
Thereafter	2,002.4

$2,536.0

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Cash interest paid for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008 was $53.1 million, $32.2 million, $70.9 million and $187.6 million, respectively.

13. Leases

The Company leases manufacturing and warehouse facilities and data processing and other equipment under non-cancelable operating leases which expire at various dates through 2021. Rent expense totaled $7.7 million, $2.2 million, $7.1 million and $12.7 million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

Future minimum rental payments for operating leases with initial terms in excess of one year are as follows (in millions):

Year ending March 31:
2009	$18.6
2010	13.3
2011	11.2
2012	8.7
2013	5.6
Thereafter	10.0

$67.4

14. Stock Options

SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards are re-measured each reporting period. Compensation cost is recognized over the requisite service period, generally as the awards vest. As a nonpublic entity that previously used the minimum value method for pro forma disclosure purposes under SFAS 123, the Company adopted SFAS 123(R) using the prospective transition method of adoption on April 1, 2006. Accordingly, the provisions of SFAS 123(R) are applied prospectively to new awards and to awards modified, repurchased or cancelled after the adoption date. The Company’s outstanding stock options as of the adoption date continued to be accounted for under the provisions of Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations through July 21, 2006, the date of the Apollo transaction discussed in Note 3. The Company did not grant, repurchase, or significantly modify any stock options from April 1, 2006 through July 21, 2006. In connection with the Apollo transaction, all previously outstanding stock options became fully vested and were either cashed out or rolled into fully-vested stock options of Rexnord Holdings. On July 22, 2006, a total of 577,945 of stock options were rolled over, each with an exercise price of $7.13. As of March 31, 2008, 539,242 of these rollover stock options remain outstanding.

In connection with the Apollo transaction, the board of directors of Rexnord Holdings also adopted, and stockholders approved, the 2006 Stock Option Plan of Rexnord Holdings, Inc. (the “Option Plan”). Persons eligible to receive options under the Option Plan include officers, employees or directors of Rexnord Holdings or any of its subsidiaries and certain consultants and advisors to Rexnord Holdings or any of its subsidiaries. The

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

maximum number of shares of Rexnord Holdings common stock that may be issued or transferred pursuant to options under the Option Plan equals 2,700,000 shares (excluding rollover options mentioned above). All of the options granted under the Option Plan in fiscal 2007 had an initial exercise price of $47.50, the estimated fair value of the Company’s stock on the date of grant. On March 2, 2007, Rexnord Holdings declared a dividend to shareholders and holders of rollover stock options in the amount of $27.56 per share/option. As a result of this transaction, the exercise price of the options previously granted under the Option Plan was amended to $19.94 per option. All subsequent option grants in fiscal 2008 were granted with an exercise price of $19.94 per share which was also the fair value of Rexnord Holdings’ common shares on the date of grant. Approximately fifty percent of the options granted under the Option Plan vest ratably over five years from the date of grant; the remaining fifty percent of the options are eligible to vest based on the Company’s achievement of earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets and debt repayment targets for fiscal years 2007 through 2013. As of March 31, 2008, all performance targets for the years ended March 31, 2007 and 2008 have been achieved; however, vesting for the achievement of the 2008 performance targets has yet to be approved by the Compensation Committee of Rexnord Holdings.

The fair value of each option granted under the Option Plan was estimated on the date of grant using the Black-Scholes valuation model that uses the following assumptions:

	Period from July 22, 2006 through March 31, 2007	Year ended March 31, 2008
Expected option term (in years)	7.5	7.5
Expected volatility factor	28%	28%
Weighted-average risk free interest rate	5.04%	4.64%
Expected dividend rate	0.0%	0.0%

Options granted under the Option Plan as well as the fully vested rollover options have a term of ten years. Management’s estimate of the option term for options granted under the Option Plan is 7.5 years based on the midpoint between when the options vest and when they expire. The Company’s expected volatility assumptions are based on the expected volatilities of publicly-traded companies within the Company’s industry. The weighted average risk free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. Management also assumes expected dividends of zero. The weighted-average grant date fair value of options granted under the Option Plan during the period from July 22, 2006 through March 31, 2007 and fiscal 2008 was $20.68 and $8.46, respectively. During the period from July 22, 2006 through March 31, 2007 and fiscal 2008 the Company recorded $5.1 million and $7.4 million of stock-based compensation, respectively (the related tax benefit on these amounts was $2.0 million for the period from July 22, 2006 through March 31, 2007 and $2.6 million for fiscal 2008).

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Other information relative to stock options and the changes period over period are as follows:

	Predecessor
	Year ended March 31, 2006		Period from April 1, 2006 through July 21, 2006			Period from July 22, 2006 through March 31, 2007			Year ended March 31, 2008
	Shares	Weighted Avg. Exercise Price	Shares		Weighted Avg. Exercise Price	Shares		Weighted Avg. Exercise Price	Shares		Weighted Avg. Exercise Price
Number of shares under option:
Outstanding at beginning of period	304,005	$100.00	374,515		$113.96	—		$—	2,021,445		$16.30
Granted	104,568	150.00	—		—	2,057,467	(2)	16.34	1,281,096		19.94
Exercised	(1,778)	100.00	(372,017	)(1)	114.05	—		—	(263,927)		18.53
Canceled/Forfeited	(32,280)	100.00	(2,498)		100.00	(36,022)		18.62	(242,727)		19.63

Outstanding at end of period	374,515	$113.96	—		$—	2,021,445		$16.30	2,795,887	(3),(4)	$17.47

Exercisable at end of period	148,448	$107.04	—		$—	574,222		$7.13	709,910	(5)	$10.21

	Shares	Fair Value(6)
Non-vested options at March 31, 2007	1,447,223	$20.68
Granted	1,281,096	8.46
Vested	(428,535)	16.89
Canceled/Forfeited	(213,807)	17.34

Non-vested options at March 31, 2008	2,085,977	$14.30

As of March 31, 2008, there was $24.2 million of total unrecognized compensation cost related to non-vested stock options granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 3.6 years.

(1)	As a result of the Apollo Transaction, all outstanding options at July 21, 2006 became fully vested and were exercised.
(2)	Includes 577,945 of rollover options.
(3)	Includes 539,242 of rollover options.
(4)	The weighted average remaining contractual life of options outstanding at March 31, 2008 is 8.7 years.
(5)	The weighted average remaining contractual life of options exercisable at March 31, 2008 is 8.4 years.
(6)	Represents the weighted average fair value at the date of grant.

15. Retirement Benefits

The Company sponsors pension and other postretirement benefit plans for certain employees. The pension plans cover most of the Company’s employees and provide for monthly pension payments to eligible employees upon retirement. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Company’s policy is to fund its pension obligations in conformity with the funding requirements under applicable laws and governmental regulations. Other postretirement benefits consist of retiree medical plans that cover a portion of employees in the United States that meet certain age and service requirements.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

On March 31, 2008, the Company adopted the recognition and disclosure provisions of SFAS 158 which required the Company to recognize the funded status of its pension and post-retirement benefit plans in the March 31, 2008, consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. SFAS 158 also requires companies to measure the funded status of plans as of the date of the Company’s fiscal year end, which provision the Company is required to adopt as of March 31, 2009. The Company uses a December 31 measurement date for its defined benefit pension and other post-retirement plans and has elected to transition to a fiscal year-end measurement date utilizing the second alternative prescribed by SFAS 158. Accordingly, on April 1, 2008, the Company will recognize adjustments to its opening retained earnings, net of income tax effect, and pension and other post-retirement plan assets and liabilities. These adjustments are not expected to have a material impact on the Company’s consolidated financial statements.

The adjustment to accumulated other comprehensive income at adoption of the recognition provisions of SFAS 158 in the accompanying consolidated statement of stockholders’ equity represents net unrecognized actuarial losses and unrecognized prior service costs which were previously netted against the plan’s funded status in the Company’s consolidated balance sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income upon adoption of SFAS 158.

The incremental effects of adopting the recognition provisions of SFAS 158 are shown below (in millions):

	At March 31, 2008
	Prior to Adopting SFAS 158	Effects of Adopting SFAS 158	As Reported at March 31, 2008
Pension assets	$116.7	$(14.9)	$101.8
Intangible assets	2.2	(2.2)	—
Current portion of pension obligations	(6.3)	3.3	(3.0)
Current portion of postretirement benefit obligations	(3.7)	0.1	(3.6)
Pension obligations	(64.4)	(4.6)	(69.0)
Postretirement benefit obligations	(47.7)	(1.8)	(49.5)
Deferred income tax liability	(302.8)	8.2	(294.6)
Accumulated other comprehensive income	(11.9)	11.9	—

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

The components of net periodic benefit cost reported in the Consolidated Statements of Operations are as follows (in millions):

	Predecessor
	Year Ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008
Pension Benefits:
Service cost	$2.0	$0.6	$2.0	$4.4
Interest cost	13.3	3.9	12.3	33.6
Expected return on plan assets	(12.1)	(3.9)	(14.4)	(48.4)
Curtailment gain	—	—	(0.4)	—
Amortization:
Prior service cost	—	—	—	0.3
Actuarial losses (gains)	(0.7)	0.1	—	—

Net periodic benefit cost (income)	$2.5	$0.7	$(0.5)	$(10.1)

Other Postretirement Benefits:
Service cost	$0.4	$0.1	$0.3	$0.5
Interest cost	2.8	0.8	2.1	3.1
Amortization:
Prior service cost	(0.3)	(0.1)	—	(0.1)
Actuarial losses	0.9	0.4	—	—
Curtailment gain	—	—	—	(3.9)

Net periodic benefit cost (income)	$3.8	$1.2	$2.4	$(0.4)

The Company made contributions to its U.S. qualified pension plan trusts of $13.0 million, $8.0 million, $5.4 million and $4.8 million during the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

As mentioned above, the Company uses an actuarial measurement date of December 31 to measure its pension benefit obligations and its other postretirement obligations. The status of the plans are summarized as follows (in millions):

	Pension Benefits			Other Postretirement Benefits
	Predecessor			Predecessor
	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008
Benefit obligation at beginning of period	$(249.8)	$(241.3)	$(583.4)	$(50.4)	$(47.9)	$(54.5)
Service cost	(0.6)	(2.0)	(4.4)	(0.1)	(0.3)	(0.5)
Interest cost	(3.9)	(12.3)	(33.6)	(0.8)	(2.1)	(3.1)
Actuarial gains (losses)	7.8	4.8	(15.4)	1.9	3.6	(4.1)
Plan amendments	—	(4.6)	—	—	—	—
Benefits paid	7.0	9.6	30.2	3.0	5.1	8.8
Curtailment gain	—	0.4	—	—	—	3.8
Acquisitions	—	(335.5)	—	—	(10.4)	(0.3)
Plan participant contributions	—	—	(0.4)	(1.5)	(2.5)	(3.2)
Other	—	—	(0.4)	—	—	—
Translation adjustment	(1.8)	(2.5)	(10.1)	—	—	—

Benefit obligation at end of period	$(241.3)	$(583.4)	$(617.5)	$(47.9)	$(54.5)	$(53.1)

Plan assets at the beginning of the period	$155.8	$164.8	$620.6	$—	$—	$—
Actual return on plan assets	4.6	15.0	44.8	—	—	—
Contributions	11.2	6.4	9.2	3.0	5.1	8.8
Benefits paid	(7.0)	(9.6)	(30.2)	(3.0)	(5.1)	(8.8)
Acquisitions	—	444.1	—	—	—	—
Other	—	—	0.4	—	—	—
Translation adjustment	0.2	(0.1)	2.3	—	—	—

Plan assets at end of period	$164.8	$620.6	$647.1	$—	$—	$—

Funded status of plans	$(76.5)	$37.2	$29.6	$(47.9)	$(54.5)	$(53.1)
Unamortized prior service cost	—	2.8	—	(3.3)	(0.2)	—
Unamortized net actuarial (gains) losses	10.9	(2.9)	—	15.3	(2.5)	—
Contributions after measurement date	—	0.6	0.2	—	—	—

Net amount on Consolidated Balance Sheet	$(65.6)	$37.7	$29.8	$(35.9)	$(57.2)	$(53.1)

Net amount on Consolidated Balance Sheet consists of:
Long-term assets	$—	$114.6	$101.8	$—	$—	$—
Intangible assets(1)	—	1.0	—	—	—	—
Current liabilities	(21.0)	(9.4)	(3.0)	(5.1)	(4.9)	(3.6)
Long-term liabilities	(47.8)	(68.8)	(69.0)	(30.8)	(52.3)	(49.5)
Accumulated other comprehensive loss	3.2	0.3	—	—	—	—

	$(65.6)	$37.7	$29.8	$(35.9)	$(57.2)	$(53.1)

(1)	Included within “Other assets” on the consolidated balance sheet.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Amounts included in accumulated other comprehensive loss, net of tax, at March 31, 2008 consist of the following (in millions):

	Pension Benefits	Other Postretirement Benefits	Total
Unrecognized prior service cost	$3.0	$(0.1)	$2.9
Unrecognized actuarial loss	16.3	1.8	18.1

Accumulated other comprehensive loss, gross	19.3	1.7	21.0
Deferred income taxes	(7.9)	(0.6)	(8.5)

Accumulated other comprehensive loss, net	$11.4	$1.1	$12.5

Estimated amounts that will be amortized from accumulated other comprehensive loss into the net periodic benefit cost over the next fiscal year, net of tax, are as follows (in millions):

	Pension Benefits	Other Postretirement Benefits
Prior service cost	$0.2	$(0.1)
Net actuarial loss	—	0.1

The following table presents significant assumptions used to determine benefit obligations and net periodic benefit cost (in weighted-average percentages):

	Pension Benefits				Other Postretirement Benefits
	Predecessor				Predecessor
	March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	March 31, 2008	March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	March 31, 2008
Benefit Obligations:
Discount rate	5.54%	5.73%	5.87%	5.87%	5.75%	6.00%	6.00%	6.00%
Rate of compensation increase	3.34%	3.34%	3.41%	3.39%	n/a	n/a	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	5.78%	5.54%	5.73%	5.87%	6.00%	5.75%	6.00%	6.00%
Rate of compensation increase	3.31%	3.35%	3.33%	3.41%	n/a	n/a	n/a	n/a
Expected return on plan assets	8.46%	8.44%	8.25%	7.95%	n/a	n/a	n/a	n/a

In evaluating the expected return on plan assets, consideration was given to historical long-term rates of return on plan assets and input from the Company’s pension fund consultant on asset class return expectations, long-term inflation and current market conditions.

The Company’s weighted-average investment allocations as of March 31, 2007 and 2008 are presented in the following table. Allocations between equity and fixed income securities are maintained within a 5% tolerance of the target allocation established by the investment committee of each plan. The Company’s defined benefit pension investment policy recognizes the long-term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize investment returns consistent with levels of investment risk that are prudent and reasonable. All assets are managed externally according to guidelines established individually with investment managers and the Company’s investment consultant. The manager guidelines prohibit the use of any type of investment derivative without the prior approval of the investment committee. Portfolio risk is controlled by having managers comply with their

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

established guidelines, including establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. The Company periodically undertakes asset and liability modeling studies to determine the appropriateness of the investments. The portfolio included holdings of domestic, international, and private equities, global high quality and high yield fixed income, and short-term interest bearing deposits. No equity securities of the Company are held in the portfolio.

	Plan Assets
	March 31, 2007	March 31, 2008
Equity securities	62%	72%
Debt securities	20%	26%
Other	18%	2%

During fiscal 2009, the Company expects to contribute approximately $3.2 million to its defined benefit plans and $2.5 million to its other postretirement benefit plans.

Expected benefit payments to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in millions):

Year Ending March 31:	Pension Benefits	Other Postretirement Benefits
2009	$34.0	$3.7
2010	34.6	3.6
2011	35.3	3.6
2012	36.0	3.6
2013	37.2	3.5
2014 - 2018	203.6	20.3

Pension Plans That Are Not Fully Funded

At March 31, 2007, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $255.3 million, $245.4 million and $180.9 million, respectively.

At March 31, 2008, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $205.4 million, $199.4 million and $133.4 million, respectively.

Other Postretirement Benefits

The other postretirement benefit obligation was determined using an assumed health care cost trend rate of 9% in fiscal 2009 grading down to 5% in fiscal 2016 and thereafter. The discount rate, compensation rate increase and health care cost trend rate assumptions are determined as of the measurement date.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Assumed health care cost trend rates have a significant effect on amounts reported for the retiree medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effect (in millions):

	One Percentage Point Increase			One Percentage Point Decrease
	Year Ended March 31,			Year Ended March 31,
	2006	2007	2008	2006	2007	2008
Increase (decrease) in total of service and interest cost components	$0.2	$0.3	$0.4	$(0.2)	$(0.2)	$(0.3)
Increase (decrease) in postretirement benefit obligation	$3.5	$3.2	$5.2	$(3.0)	$(2.7)	$(4.3)

Multi-Employer and Government-sponsored Plans

The Company participates in certain multi-employer and government-sponsored plans for eligible employees. Expense related to these plans was $0.2 million, $0.1 million, $0.1 million and $0.2 million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

Defined Contribution Savings Plans

The Company sponsors certain defined-contribution savings plans for eligible employees. Expense related to these plans was $9.8 million, $3.0 million, $7.6 million and $11.8 million for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, respectively.

16. Income Taxes

The provision for income taxes consists of amounts for taxes currently payable, amounts for tax items deferred to future periods; as well as, adjustments relating to the Company’s determination of uncertain tax positions, including interest and penalties. The Company recognizes deferred tax assets and liabilities based on the future tax consequences attributable to tax net operating loss carryforwards, tax credit carryforwards and differences between the financial statement carrying amounts and the tax bases of applicable assets and liabilities. Deferred tax assets are regularly reviewed for recoverability and valuation allowances are established based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, the Company has established a valuation allowance against substantially all deferred tax assets relating to foreign tax loss carryforwards and a partial valuation allowance against deferred tax assets relating to certain state net operating loss and foreign tax credit carryforwards.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Income Tax Provision (Benefit)

The components of the provision (benefit) for income taxes are as follows (in millions):

	Predecessor
	Year ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year ended March 31, 2008
Current:
United States	$—	$—	$—	$—
Non-United States	10.6	1.6	2.8	13.0
State and local	2.6	—	1.2	2.5

Total current	13.2	1.6	4.0	15.5

Deferred:
United States	9.9	(16.3)	0.7	(11.8)
Non-United States	(1.4)	(0.1)	3.7	(3.6)
State and local	(5.4)	(1.3)	0.8	(1.0)

Total deferred	3.1	(17.7)	5.2	(16.4)

Provision (benefit) for income taxes	$16.3	$(16.1)	$9.2	$(0.9)

The provision (benefit) for income taxes differs from the United States statutory income tax rate due to the following items (in millions):

	Predecessor
	Year ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year ended March 31, 2008
Provision for income taxes at U.S. federal statutory income tax rate	$13.7	$(19.5)	$3.1	$(0.2)
State and local income taxes, net of federal benefit	(1.8)	(0.8)	1.2	0.9
Net effects of foreign operations	4.6	1.3	3.4	4.0
Tax benefit treated as a reduction to goodwill	—	—	2.0	0.9
Net effect to deferred taxes for changes in tax rates	—	—	(0.4)	(1.5)
Loss on divestiture	—	—	—	(7.4)
Interest on unrecognized tax benefits, net of federal benefit	—	—	—	1.6
Nondeductible transaction costs	—	2.8	—	—
Other	(0.2)	0.1	(0.1)	0.8

Provision (benefit) for income taxes	$16.3	$(16.1)	$9.2	$(0.9)

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

The provision (benefit) for income taxes was calculated based upon the following components of income (loss) before income taxes (in millions):

	Predecessor
	Year ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year ended March 31, 2008
United States	$37.0	$(64.8)	$(3.4)	$(21.8)
Non-United States	2.2	9.1	12.4	21.2

Income (loss) before income taxes	$39.2	$(55.7)	$9.0	$(0.6)

Deferred Income Tax Assets and Liabilities

Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31, 2007	March 31, 2008
Deferred tax assets:
Compensation and retirement benefits	$—	$23.9
US federal and state tax operating loss carryforwards	93.1	97.6
Foreign tax credit carryforwards	29.6	41.2
Foreign net operating loss carryforwards	45.8	44.2
Other	10.6	15.6

	179.1	222.5
Valuation allowance	(85.7)	(94.2)

Total deferred assets	93.4	128.3

Deferred tax liabilities:
Property, plant and equipment	74.8	75.5
Compensation and retirement benefits	9.5	—
Inventories	35.4	34.1
Intangible assets and goodwill	370.2	325.0

Total deferred tax liabilities	489.9	434.6

Net deferred tax liabilities	$396.5	$306.3

These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

Management believes it is more-likely-than-not that current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in this determination include the historical operating results of the Company and Predecessor and the expectation of future earnings, including anticipated reversals of future taxable temporary differences. A valuation allowance was established at March 31, 2007 and 2008 for deferred tax assets related to state net operating loss carryforwards, foreign net operating loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. The portion of the valuation allowance that would result in a reduction to goodwill upon the

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

recognition of the related deferred tax asset was $76.1 million and $74.5 million as of March 31, 2007 and March 31, 2008, respectively. The carryforward period for the foreign tax credit is ten years. The carryforward periods for the state net operating losses range from five to twenty years. Certain foreign net operating loss carryforwards are subject to a five year expiration period, and the carryforward period for the remaining foreign net operating losses is indefinite.

No provision has been made for United States income taxes related to approximately $26.9 million of undistributed earnings of foreign subsidiaries considered to be permanently reinvested. It is not practicable to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

Net cash paid (refund received) for income taxes to governmental tax authorities for the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008 was $10.5 million, $1.1 million, $3.6 million, and ($4.1) million, respectively.

Adoption of FIN 48

The Company adopted the provisions of FIN 48 on April 1, 2007. As a result of the adoption, the Company recognized a $5.5 million decrease in the liability for unrecognized tax benefits, with an offsetting reduction to goodwill. As of April 1, 2007, the total amount of unrecognized tax benefits after the adoption of FIN 48 was $52.6 million, of which $0.2 million represented tax benefits that if recognized, would favorably impact the effective tax rate. As of March 31, 2008, the Company’s total liability for unrecognized tax benefits was $45.7 million. Included within this figure is $3.8 million, which represents tax benefits that if recognized, would favorably impact the effective tax rate.

The following table represents a reconciliation of the beginning and ending amount of the gross unrecognized tax benefits, excluding interest and penalties, for the fiscal year ended March 31, 2008 (in millions):

Balance at April 1, 2007	$48.0
Additions based on tax positions related to the current year	1.1
Additions for tax positions of prior years	8.5
Reductions for tax positions of prior years	(14.1)
Settlements	(3.2)
Reductions due to lapse of applicable statute of limitations	(0.4)

Balance at March 31, 2008	$39.9

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of April 1, 2007 and March 31, 2008, the total amount of unrecognized tax benefits includes $13.2 million and $14.2 million of gross accrued interest and penalties, respectively. The amount of interest and penalties recorded as income tax expense during the fiscal year ended March 31, 2008 was $3.4 million.

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal, various states and foreign jurisdictions. As a result, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. Currently, the Company is undergoing routine, periodic income tax examinations in both domestic and foreign jurisdictions. It appears reasonably possible that the amounts of

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

unrecognized income tax benefits could change in the next twelve months as a result of such examinations; however, any potential payments of income tax, interest and penalties are not expected to be significant to the Company’s consolidated financial statements. With certain exceptions, the Company is no longer subject to U.S. federal income tax examinations for years ending prior to fiscal 2005, state and local income tax examinations for years ending prior to fiscal 2004 or significant foreign income tax examinations for years ending prior to fiscal 2003. With respect to the Company’s U.S. federal net operating loss (“NOL”) carryforward, fiscal year 2003 is open under statutes of limitations; whereby, the Internal Revenue Service (“IRS”) may not adjust the income tax liability for this year, but may reduce the NOL carryforward and any other tax attribute carryforward to future, open tax years.

In conjunction with the Zurn acquisition, the Company assumed certain tax liabilities and contingencies of Jacuzzi Brands, Inc. A U.S. federal income tax examination was completed for Jacuzzi Brands, Inc. for the fiscal years ended September 30, 1998 through 2002. At the conclusion of this examination in September 2005, an appeal was filed with the IRS regarding various issues identified during the examination upon which agreement could not be reached. During the three months ended September 29, 2007, the Company received confirmation that the Joint Committee on Taxation had agreed to the proposed settlement. As a result, the Company recorded approximately $16.7 million of previously unrecognized tax benefits and $4.5 million of related accrued interest with an offsetting reduction to goodwill. During the three months ended December 29, 2007, the Company received a partial refund of approximately $18.0 million related to this settlement and received the remaining refund due of $2.0 million during the Company’s fourth fiscal quarter.

17. Related Party Transactions

Management Service Fees

Rexnord Holdings, Inc. has a management consulting agreement with Apollo for advisory and consulting services relating to business, financial oversight, administration and the policies of Rexnord Holdings, Inc. and its subsidiaries. Under the terms of the agreement, which became effective July 22, 2006 and was subsequently amended and restated as of February 7, 2007, the Company paid $1.4 million during the period from July 22, 2006 through March 31, 2007 and $3.0 million during the year ended March 31, 2008 plus out-of-pocket expenses. This agreement will remain in effect until the twelfth anniversary of the date of the amended agreement (unless extended pursuant to the terms thereof), or such earlier time as the Company and Apollo may mutually agree.

RBS Global, Inc. had a management services agreement with TC Group, L.L.C., (The Carlyle Group) for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Predecessor. Under the terms of the agreement, the Company paid the following, plus out-of-pocket expenses; $2.0 million for the year ended March 31, 2006 and $0.5 million during the period from April 1, 2006 through July 21, 2006. This agreement was terminated on July 21, 2006 when The Carlyle Group sold the Company to Apollo.

Consulting Services

Rexnord LLC has a management consulting agreement (the “Cypress agreement”) with Mr. George Sherman and two entities controlled by Mr. Sherman, Cypress Group, LLC (“Cypress”) and Cypress Industrial Holdings, LLC (“Cypress Industrial” and, collectively with Mr. Sherman and Cypress, “Consultant”). Mr. Sherman serves as a director of Rexnord LLC and as a director in the capacity of Non-Executive Chairman

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

of the Boards of Directors of RBS Global, Inc. and Rexnord Holdings. Pursuant to the Cypress agreement, Consultant provides certain consulting services to the Company and in exchange receives reimbursement for reasonable out-of-pocket expenses. Through the date of the Zurn acquisition, Mr. Sherman also received an annual consulting fee of $250,000. Effective this date, the Cypress agreement was amended, effectively eliminating the consulting fee compensation prospectively. In addition to out-of pocket expenses, the Company paid the following consulting fees for the respective time periods: $250,000 during the year ended March 31, 2006, $77,500 for the period from April 1, 2006 through July 21, 2006 and $136,000 during the period from July 22, 2006 through February 7, 2007. Consultant also received non-qualified stock options in fiscal 2007 and fiscal 2008.

During the year ended March 31, 2006, the period from April 1, 2006 through July 21, 2006, the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008, the Company paid approximately $1.5 million, $0.5 million, $2.5 million and $1.4 million respectively, for consulting services provided by an entity that is controlled by certain minority shareholders of the Company.

The Zurn Acquisition

On October 11, 2006 the Company entered into an agreement with Jupiter, an affiliate of Apollo, to acquire the water management business (“Zurn”) of Jacuzzi Brands, Inc. (“Jacuzzi”). Apollo subsequently caused Jacuzzi to sell the assets of its bath business to Bath Acquisition Corp., an affiliate of Apollo, leaving Zurn as Jacuzzi’s sole business operation and on February 7, 2007, the Company acquired the common stock of Jacuzzi, and therefore, Zurn, from an affiliate of Apollo, for a cash purchase price of $942.5 million, including transaction costs and additional deferred financing fees. The transaction was approved both by the stockholders of the Company, as required by Delaware law in the case of an affiliate transaction of this type, and unanimously by the Company’s board of directors, including those who were not affiliated with Apollo. In each case the stockholders and the unaffiliated directors assessed the transaction and the purchase price to be paid for Jacuzzi from the Rexnord Holdings, Inc. and Subsidiaries perspective of what was in the best interests of the Company and all of its stockholders, when taking into account the benefits they expected the Company to realize from the transaction. Further, upon completion of their review of the transaction, the board of directors made the determination that the acquisition of Jacuzzi was made on terms not materially less favorable to RBS Global than those that could have been obtained in a comparable transaction between RBS Global and an unrelated person, as required by the indentures governing the debt securities of RBS Global and Rexnord, LLC.

Transaction costs

During the year ended March 31, 2006, the Company paid approximately $3.0 million to The Carlyle Group and $2.0 million to Cypress for investment banking services and other transaction costs in connection with the acquisition of Falk.

During the year ended March 31, 2007, the Company paid a total of $0.6 million to The Carlyle Group and $21.3 million to Apollo for investment banking and other transaction related services as part of the purchase of the Company by Apollo. These payments have been accounted for as transaction fees and are included in the total cost of the Apollo Acquisition as discussed in Note 3.

During the year ended March 31, 2007, the Company paid a total of $9.0 million to Apollo and $1.8 million to the Cypress Group LLC for investment banking and other transaction related services as part of the Zurn Acquisition. These payments have been accounted for as transaction fees and are included in the total cost of the Zurn Acquisition as discussed in Note 3.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Other

In February 2008, Apollo purchased approximately $25.1 million (approximately $36.6 million face value or 7.0489% of the total commitment) of the outstanding debt of Rexnord Holdings, which debt is outstanding pursuant to a Credit Agreement dated March 2, 2007 between Rexnord Holdings, various lenders thereunder and an affiliate of Credit Suisse, as administrative agent. Additionally in February 2008, Apollo purchased approximately $8.3 million (approximately $10.0 million face value or 3.3333% of the total commitment) of the senior subordinated notes due 2016 of RBS Global.

In connection with the Zurn acquisition, the Company, through one or more of its subsidiaries, continues to incur certain payroll and administrative costs on behalf of Bath Acquisition Corp. (“Bath”) (the former bath segment of Jacuzzi Brands, Inc., which was purchased by an Apollo affiliate). These costs are reimbursed to the Company by Bath on a monthly basis. During the year ended March 31, 2008, the Company received approximately $6.8 million of reimbursements. It is anticipated that this cost incurrence and reimbursement arrangement will continue in effect until the Company has fully transitioned the payment of these costs to Bath, which the Company expects will be by the end of fiscal 2009.

18. Commitments and Contingencies

The Company’s entities are involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. The Company establishes reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

In connection with the Carlyle acquisition in November 2002, Invensys plc has provided the Company with indemnification against certain contingent liabilities, including certain pre-closing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify the Company with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity obligations relating to the matters described below are not subject to any time limitations and are subject to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize the most significant actions and proceedings:

•

In 2002, Rexnord Industries, LLC (formerly known as Rexnord Corporation) (“Rexnord Industries”) was named as a Potentially Responsible Party, or PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the “Site”), by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. Rexnord Industries’ Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there have been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from our property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site. In support of the USEPA and IEPA, in July 2004 the Illinois Attorney General filed a lawsuit (State of Illinois v. Precision et al.) in the Circuit Court of DuPage County, Illinois against Rexnord

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Industries and the other PRP companies seeking an injunction, the provision of potable water to approximately 800 homes, further investigation of the alleged contamination, reimbursement of certain costs incurred by the state and assessment of a monetary penalty. In August 2003, several PRPs, including Rexnord Industries, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. The AOC has resolved a significant portion of the State of Illinois lawsuit, in which a tentative settlement has been reached. Rexnord Industries has been notified by the USEPA that an expanded Site investigation is required. Rexnord Industries’ allocated share of future costs related to the Site, including for investigation and/or remediation, could be significant.

The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, management believes the Company has meritorious defenses to these matters. Pursuant to its indemnity obligation, Invensys is defending the Company in these matters and has paid 100% of the related costs to date. To provide additional protection, the Company has brought several indemnification suits against previous property owners who retained certain environmental liabilities associated with its property, and is also involved in litigation with its insurance companies for a declaration of coverage. These suits are progressing in accordance with the respective court’s scheduling order.

•

Approximately 690 lawsuits (with approximately 6,850 claimants) are pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by the Company’s Stearns division and/or its predecessor owners. Invensys and FMC, prior owners of the Stearns business, have paid 100% of the costs to date related to the Stearns lawsuits. Similarly, the Company’s Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,700 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. To date, the Company’s insurance providers have paid 100% of the costs related to the Prager lawsuits. The Company believes that the combination of its insurance coverage and the Invensys indemnity obligations will cover any future costs of these suits.

In connection with the Falk acquisition, Hamilton Sundstrand has provided the Company with indemnification against certain contingent liabilities, including coverage for certain pre-closing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify the Company with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. The following paragraph summarizes the most significant actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

•

Falk, through its successor entity, is a defendant in approximately 150 lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There are approximately 2,230 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending the Company in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

Certain Water Management subsidiaries are also subject to asbestos and class action related litigation.

As of March 31, 2008, Zurn and an average of 72 other unrelated companies were defendants in approximately 6,900 asbestos related lawsuits representing approximately 45,000 claims. The suits allege

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

damages in an aggregate amount of approximately $13.4 billion against all defendants. Plaintiffs’ claims allege personal injuries caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased them from suppliers. These claims are being handled pursuant to a defense strategy funded by insurers.

The Company currently estimates the potential liability for asbestos-related claims pending against Zurn as well as the claims expected to be filed in the next ten years is approximately $134.0 million, of which Zurn expects to pay approximately $116.0 million in the next ten years on such claims, with the balance of the estimated liability being paid in subsequent years. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of defense strategies and settlement initiatives. As a result, Zurn’s actual liability could differ from the estimate described herein. Further, while this current asbestos liability is based on an estimate of claims through the next ten years, such liability may continue beyond that time frame, and such liability could be substantial.

Management estimates that its available insurance to cover its potential asbestos liability as of March 31, 2008, is approximately $281.5 million, and believes that all current claims are covered by this insurance. However, principally as a result of the past insolvency of certain of the Company’s insurance carriers, certain coverage gaps will exist if and after the Company’s other carriers have paid the first $205.5 million of aggregate liabilities. In order for the next $51.0 million of insurance coverage from solvent carriers to apply, management estimates that it would need to satisfy $14.0 million of asbestos claims. Layered within the final $25.0 million of the total $281.5 million of coverage, management estimates that it would need to satisfy an additional $80 million of asbestos claims. If required to pay any such amounts, the Company could pursue recovery against the insolvent carriers, but it is not currently possible to determine the likelihood or amount of any such recoveries, if any.

As of March 31, 2008, the Company recorded a receivable from its insurance carriers of $134.0 million, which corresponds to the amount of its potential asbestos liability that is covered by available insurance and is currently determined to be probable of recovery. However, there is no assurance that $281.5 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $281.5 million. Factors that could cause a decrease in the amount of available coverage include changes in law governing the policies, potential disputes with the carriers on the scope of coverage, and insolvencies of one or more of the Company’s carriers.

As of May 23, 2008, subsidiaries, Zurn Pex, Inc. and Zurn Industries, LLC (formerly known as Zurn Industries, Inc.), have been named as defendants in eight lawsuits in various U.S. federal courts (MN, ND, CO, NC, MT and VA). The plaintiffs in these suits seek to represent a class of plaintiffs alleging damages due to the alleged failure or anticipated failure of the Zurn brass crimp fittings on the PEX plumbing systems in homes and other structures. The complaints assert various causes of action, including but not limited to negligence, breach of warranty, fraud, and violations of the Magnuson Moss Act and certain state consumer protection laws, and seek declaratory and injunctive relief, and damages (including punitive damages) in unspecified amounts. The Company believes it has insurance coverage in excess of $100 million, subject, however, to policy terms and conditions, and deductibles. While the Company intends to vigorously defend itself in these actions, the uncertainties of litigation and the uncertainties related to insurance coverage and collection as well as the actual number or value of claims make it difficult to accurately predict the financial effect these claims may ultimately have on the Company.

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

19. Business Segment Information

The results of operations are reported in two business segments, consisting of the Power Transmission platform and the Water Management platform. The Power Transmission platform manufactures gears, couplings, industrial bearings, flattop chain and modular conveyer belts, aerospace bearings and seals, special components and industrial chain. This segment serves a diverse group of end market industries, including aerospace, aggregates and cement, air handling, construction equipment, chemicals, energy, food and beverage, forest and wood products, mining, material and package handling, marine, natural resource extraction and petrochemical. The Water Management platform manufactures professional grade specification plumbing, water treatment and waste water control products serving the commercial, institutional, civil, municipal, hydropower and public water works construction markets.

The financial information of the Company’s segments is regularly evaluated by the chief operating decision makers in determining resource allocation and assessing performance and is periodically reviewed by the Company’s board of directors. Management evaluates the performance of each business segment based on its operating results. The same accounting policies are used throughout the organization (see Note 2).

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Business Segment Information:

(in Millions)

	Predecessor
	Year Ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008
Net sales
Power Transmission	$1,081.4	$334.2	$852.0	$1,342.3
Water Management	—	—	69.5	511.2

Consolidated	$1,081.4	$334.2	$921.5	$1,853.5

Income (loss) from operations
Power Transmission	$150.4	$33.2	$118.4	$205.6
Water Management	—	—	10.3	70.7
Corporate	(45.9)	(67.5)	(15.6)	(17.3)

Consolidated	104.5	(34.3)	113.1	259.0

Non-operating expense:
Interest expense, net	(61.5)	(21.0)	(109.8)	(254.3)
Other expense, net	(3.8)	(0.4)	5.7	(5.3)

Income (loss) before income taxes	39.2	(55.7)	9.0	(0.6)
Provision (benefit) for income taxes	16.3	(16.1)	9.2	(0.9)

Net income (loss)	$22.9	$(39.6)	$(0.2)	$0.3

Transaction-related costs (included in Income (loss) from operations)
Corporate	$—	$62.7	$—	$—
Restructuring and other similar costs (included in Income (loss) from operations)
Corporate	$31.1	$—	$—	$—
Depreciation and Amortization
Power Transmission	$58.7	$19.0	$59.4	$77.5
Water Management	—	—	3.6	26.6

Consolidated	$58.7	$19.0	$63.0	$104.1

Capital Expenditures
Power Transmission	$37.1	$11.7	$27.6	$51.5
Water Management	—	—	0.4	3.4

Consolidated	$37.1	$11.7	$28.0	$54.9

			March 31, 2007	March 31, 2008
Total Assets
Power Transmission			$2,447.0	$2,560.4
Water Management			1,336.4	1,265.9

Consolidated			$3,783.4	$3,826.3

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales				Long-lived Assets
	Predecessor				Predecessor
	Year Ended March 31, 2006	Period from April 1, 2006 through July 21, 2006	Period from July 22, 2006 through March 31, 2007	Year Ended March 31, 2008	March 31, 2006	March 31, 2007	March 31, 2008
United States	$771.3	$235.8	$654.0	$1,392.1	$280.3	$340.0	$346.2
Europe	202.7	65.1	169.0	285.2	54.4	77.2	73.3
Rest of World	107.4	33.3	98.5	176.2	14.2	19.9	23.8

	$1,081.4	$334.2	$921.5	$1,853.5	$348.9	$437.1	$443.3

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets. Long-lived assets exclude net intangible assets and goodwill.

20. Quarterly Results of Operations (unaudited)

(in millions, except per share amounts)

	Predecessor
Fiscal Year 2007	First	Period from July 3, 2006 through July 21, 2006	Period from July 22, 2006 through September 30, 2006	Third	Fourth
Net sales	$288.4	$45.8	$252.3	$283.1	$386.1
Gross profit	89.7	6.8	84.0	84.1	125.2
Net income (loss)	(2.8)	(36.8)	0.4	(4.5)	3.9

Net income (loss) per share:
Basic			$0.04	$(0.48)	$0.30
Diluted			0.04	(0.48)	0.29
	NM	NM
Weighted-average number of shares outstanding:
Basic			9.4	9.4	12.9
Effect of dilutive stock options			0.4	—	0.4

Diluted			9.8	9.4	13.3

Fiscal Year 2008	First	Second	Third	Fourth
Net sales	$448.2	$453.9	$449.1	$502.3
Gross profit	142.0	149.2	147.6	164.3
Net income	(7.4)	(3.1)	9.3	1.5

Net income (loss) per share:
Basic	$(0.47)	$(0.20)	$0.59	$0.09
Diluted	(0.47)	(0.20)	0.57	0.09

Weighted-average number of shares outstanding:
Basic	15.7	15.8	15.8	15.9
Effect of dilutive stock options	—	—	0.4	0.4

Diluted	15.7	15.8	16.2	16.3

Rexnord Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2008

On March 28, 2008, the Company sold its French subsidiary, Rexnord SAS, to members of that company’s local management team for €1 (one Euro), subject to a customary post-close working capital adjustment. The Company made the decision to sell Rexnord SAS to the local management team for one Euro as the business would have required a substantial investment (both financial and by company management) to increase the overall market share position of certain products sold by the business to levels consistent with the Company’s long-term strategic plan. In connection with the sale, the Company recorded a pretax loss on divestiture of approximately $11.2 million (including transaction costs), which was recognized in the Company’s fourth quarter of the year ended March 31, 2008. See Note 3 for further information regarding the sale.

Jacuzzi Brands, Inc.

Condensed Consolidated Balance Sheets

(in millions)

	September 30, 2006	December 31, 2006
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$147.2	$159.5
Trade receivables, net	205.0	177.4
Inventories	194.6	215.6
Deferred income taxes	25.6	25.9
Assets held for sale	7.4	7.5
Prepaid expenses and other current assets	21.9	16.7

Total current assets	601.7	602.6
Property, plant and equipment, net	92.5	94.1
Pension assets	150.0	151.9
Insurance for asbestos claims	136.0	136.0
Goodwill	231.4	233.9
Other non-current assets	42.1	41.7

TOTAL ASSETS	$1,253.7	$1,260.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$19.8	$28.7
Current maturities of long-term debt	1.7	1.7
Trade accounts payable	108.5	96.2
Income taxes payable	9.9	18.9
Liabilities associated with assets held for sale	0.8	—
Accrued expenses and other current liabilities	109.3	105.1

Total current liabilities	250.0	250.6
Long-term debt	381.8	381.8
Deferred income taxes	28.3	28.7
Asbestos claims	136.0	136.0
Other non-current liabilities	112.1	107.4

Total liabilities	908.2	904.5
Commitments and contingencies
Stockholders’ equity	345.5	355.7

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,253.7	$1,260.2

The accompanying notes are an integral part of these statements.

Jacuzzi Brands, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in millions, except per share data)

	Three Months Ended December 31,
	2005	2006
Net sales	$267.1	$272.1
Operating costs and expenses:
Cost of products sold	184.9	192.3
Selling, general and administrative expenses	59.5	61.0
Restructuring charges	1.6	0.7

Operating income	21.1	18.1
Interest expense	(10.3)	(10.7)
Interest income	1.4	2.0
Rexair equity earnings	0.6	0.3
Other income (expense), net	8.1	(1.5)

Earnings before income taxes and discontinued operations	20.9	8.2
Provision for income taxes	(8.8)	(3.7)

Earnings from continuing operations	12.1	4.5

Discontinued operations:
Loss from operations (net of tax benefit of $0.3 for the three months ended December 31, 2005)	(0.6)	—
Loss from disposals (net of tax benefit of $0.4 and $0.3 respectively)	(0.8)	(0.6)

Net earnings	$10.7	$3.9

Basic earnings (loss) per share:
Continuing operations	$0.16	$0.06
Discontinued operations	(0.02)	(0.01)

	$0.14	$0.05

Diluted earnings (loss) per share:
Continuing operations	$0.16	$0.06
Discontinued operations	(0.02)	(0.01)

	$0.14	$0.05

The accompanying notes are an integral part of these statements.

Jacuzzi Brands, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions)

	Three months ended December 31,
	2005	2006
OPERATING ACTIVITIES:
Net cash provided by operating activities of continuing operations	$2.6	$7.6
Net cash used in operating activities of discontinued operations	(1.9)	(1.4)

NET CASH PROVIDED BY OPERATING ACTIVITIES	0.7	6.2

INVESTING ACTIVITIES:
Collection of a non-operating note receivable	9.3	—
Purchases of property, plant and equipment	(3.0)	(2.5)
Proceeds from sale of excess real estate	1.7	0.8
Other	(0.1)	—

Net cash provided by (used in) investing activities of continuing operations	7.9	(1.7)
Investing activities of discontinued operations	(0.6)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	7.3	(1.7)

FINANCING ACTIVITIES:
Proceeds from stock option exercises	0.3	0.2
Excess tax benefits from share based payment agreements	—	0.1
Increase in notes payable, net	3.8	7.8

Net cash provided by financing activities of continuing operations	4.1	8.1
Financing activities of discontinued operations	(0.7)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	3.4	8.1

Effect of exchange rate changes on cash and cash equivalents	(0.2)	(0.3)

INCREASE IN CASH AND CASH EQUIVALENTS	11.2	12.3
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	110.2	147.2

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$121.4	$159.5

The accompanying notes are an integral part of these statements.

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 1—Basis of Presentation

We manufacture and distribute a broad range of consumer and industrial products through our operating subsidiaries in two business segments—Bath Products and Plumbing Products. Refer to Note 13 regarding our business segments.

We operate on a 52- or 53-week fiscal year ending on the Saturday nearest to September 30. The three-month periods presented in our condensed consolidated financial statements reflect the 13-week periods ending on the Saturday nearest December 31 of the respective fiscal year, but are presented as of December 31 for convenience. The fiscal quarter periods presented consist of the 13 weeks ended December 31, 2006 (also referred to as the “first quarter of 2007”) and December 31, 2005 (also referred to as the “first quarter of 2006”), and are unaudited. However, in our opinion, these financial statements reflect all normal, recurring adjustments necessary to provide a fair presentation of our financial position, results of operations and cash flows for the periods presented. These interim financial statements are condensed, and thus, do not include all of the information and footnotes required by United States generally accepted accounting principles (“GAAP”) for presentation of a complete set of financial statements. The balance sheet as of September 30, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for a complete set of financial statements.

Our results are impacted by weather and other seasonal influences affecting construction. These interim results are not necessarily indicative of the results that should be expected for the full year. For a better understanding of Jacuzzi Brands, Inc. and our financial statements, the condensed interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended September 30, 2006, which are included in our 2006 Annual Report on Form 10-K, filed on December 7, 2006.

On October 11, 2006, we announced that a definitive merger agreement had been signed under which affiliates of private equity firm Apollo Management L.P. (“Apollo”) will purchase Jacuzzi Brands for $12.50 per share. On January 25, 2007, Jacuzzi Brands’ stockholders approved the adoption of the merger agreement with affiliates of Apollo Management, L.P. All required regulatory approvals for the merger have been obtained, including early termination under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On February 7, 2007, Apollo completed the acquisition.

As previously announced, in connection with the merger agreement, we launched a cash tender offer and consent solicitation on December 4, 2006 with respect to our outstanding $380 million in aggregate principal amount 9  5/8% Senior Secured Notes due 2010 (“Senior Notes”). On December 18, 2006 we announced that we had received tenders and consents for 99.99% of the Senior Notes. Substantially all of the Senior Notes were tendered in the tender offer, which was completed in connection with the merger.

Certain amounts have been reclassified in our prior year consolidated financial statements to conform them to the presentation used in the current year.

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 2—Inventories

We use the first-in-first out (“FIFO”) method for determining the cost of approximately 37.2% of our inventories at December 31, 2006 and approximately 39.0% of our inventories at September 2006, and the last-in-last-out (“LIFO”) method for the remainder of our inventories. Our inventories are categorized as follows:

	September 30, 2006	December 31, 2006
Finished products	$147.4	$164.4
In-process products	15.1	18.5
Raw materials	49.4	50.0

Inventory at FIFO	$211.9	$232.9
LIFO reserve	(17.3)	(17.3)

	$194.6	$215.6

The LIFO reserve represents the difference between the carrying values of our LIFO inventories and their FIFO cost value.

Note 3—Long-Term Debt

Long-term debt consists of the following:

	September 30, 2006	December 31, 2006
Senior Notes	$380.0	$380.0
Other long-term debt	3.5	3.5

	383.5	383.5
Less: current maturities	(1.7)	(1.7)

Long-term debt	$381.8	$381.8

The Senior Notes are due on July 1, 2010 and require the payment of interest of $18.3 million on January 1 and July 1 of each year. As discussed in Note 1, substantially all of the Senior Notes were tendered in connection with the merger.

We also have an asset-based credit facility that matures on July 15, 2008. Under this facility, we can borrow up to $200.0 million subject to a borrowing base consisting of eligible accounts receivable and eligible inventory. There were no balances outstanding under this facility during the first quarter of 2007. At December 31, 2006, we had approximately $121.2 million available to be borrowed under the asset-based credit facility, of which we had utilized approximately $32.1 million for letters of credit, leaving $89.1 million available for borrowings. In addition, we have outstanding foreign commercial letters of credit of $2.0 million which do not affect availability under the asset-based credit facility.

We paid $0.8 million of interest on our borrowings during both the first quarters of 2007 and 2006. Additional information regarding our long-term debt can be found in our 2006 Annual Report on Form 10-K, filed on December 7, 2006.

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 4—Commitments and Contingencies

Warranties

We record a reserve for future warranty costs based on current unit sales, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty reserves is assessed each quarter and adjustments are made as necessary. The specific terms and conditions of the warranties vary depending on the products sold and the countries in which we do business.

Changes in our warranty reserves during the first quarter of 2007 are as follows:

At September 30, 2006	$25.6
Warranty accrual	3.2
Cash payments	(3.7)
Other	0.1

At December 31, 2006	$25.2

Contingencies

We are aware of four purported class action lawsuits related to the merger filed against the Company, each of the Company’s directors and various other defendants, as the case may be, including Apollo, the Company and George M. Sherman (the non-executive Chairman of Rexnord Corporation, a portfolio company affiliated with Apollo), in the Court of Chancery in the State of Delaware in and for New Castle County (the “Court”). On January 22, 2007 we reached an agreement to settle the lawsuits—Usheroff v. Jacuzzi Brands, Inc., et al., C. A. No. 2473-N (filed Oct. 13, 2006), Ryan v. Victor, et al., C.A. No. 2477-N (filed Oct. 13, 2006), Rubenstein v. Marini, et al., C. A. No. 2485-N (filed Oct. 20, 2006) and Worcester Retirement System v. Jacuzzi Brands, Inc., et al., C.A. No. 2531-N (filed Nov. 8, 2006). Under the terms of the agreement, which remains subject to approval by the Court, the parties have agreed to settle all claims raised, or which could be raised, by the proposed plaintiff class relating to the merger. Pursuant to the terms of the proposed settlement, the Company has agreed to amend the merger agreement such that (1) the termination fee payable by the Company on the occurrence of certain specified events, is reduced from $25 million to $22.5 million and (2) the time period during which the Company’s entry into an alternative acquisition proposal would trigger payment of the termination fee under certain circumstances, is reduced from 12 months to 9 months. The Company also agreed to make certain additional disclosures already reflected in the Definitive Proxy Statement filed with the SEC on January 5, 2007. The parties also agreed that, in connection with a settlement, counsel for plaintiffs may seek an award from the Court of attorneys’ fees and expenses in an amount not to exceed $725,000 if the merger is consummated. The Company noted that there can be no assurance that the Court will approve the proposed settlement or that any ultimate settlement will be under the same terms as those contemplated by the agreement.

Guarantees & Indemnifications

In connection with the sale of Ames True Temper in January 2002, we continue to guarantee the lease payments of their master distribution center. The lease obligation will expire in 2015. The scheduled lease payments totaled $3.9 million for fiscal 2006, and increase by 2.25% each year thereafter. We obtained a security interest and indemnification from Ames True Temper on the lease that would enable us to exercise remedies in the event of default. We have not been called upon to make any payments under this guarantee.

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

We have sold a number of assets and businesses over the last several years and have, on occasion, provided indemnifications for liabilities relating to product liability, environmental, insurance, tax and other claims. We have recorded reserves, net of escrow deposits totaling approximately $10.2 million as of December 31, 2006 for asserted and potential unasserted claims related to these liabilities. These amounts have not been discounted.

We have an agreement with a third party financing company to repurchase any new or salable spas returned to us within twelve months of the original sale date. The costs associated with this agreement have been minimal to date.

Environmental Matters

We are subject to numerous foreign, federal, state and local laws and regulations concerning such matters as zoning, health and safety and protection of the environment. Laws and regulations protecting the environment may in certain circumstances impose “strict liability,” rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, from time to time, we may receive notices of violation or may be denied applications for environmental licenses or permits because the practices of the operating unit are not consistent with regulations or ordinances.

Our subsidiaries have made capital and maintenance expenditures over time to comply with these laws and regulations. While the amount of expenditures in future years will depend on legal and technological developments which cannot be predicted at this time, these expenditures may progressively increase if regulations become more stringent. In addition, while future costs for compliance cannot be predicted with precision, no information currently available reasonably suggests that these expenditures will have a material adverse effect on our financial condition, results of operations or cash flows.

We are investigating and remediating contamination at a number of present and former operating sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA” or “Superfund”), the Federal Resource Conservation and Recovery Act or comparable state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigations to active settlement negotiations to the cleanup of sites. We have been named as a potentially responsible party at a number of Superfund sites under CERCLA or comparable state statutes. Under these statutes, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. No information currently available reasonably suggests that projected expenditures associated with any of these proceedings or any remediation of these sites will have a material adverse effect on our financial condition, results of operations or cash flows.

As of December 31, 2006, we had accrued approximately $7.2 million ($0.5 million accrued as current liabilities and $6.7 million as non-current liabilities), including $5.7 million for discontinued operations, for environmental liabilities. These amounts have not been discounted. In conjunction with some of these liabilities, we have deposited $10.4 million in escrow accounts pursuant to the terms of past disposal agreements. We accrue an amount for each case when the likelihood of an unfavorable outcome is probable and the amount of loss associated with such unfavorable outcome is reasonably estimable.

We believe that the range of liability for these matters would only increase by $0.2 million if it included cases where the likelihood of an unfavorable outcome is only reasonably possible. We cannot predict whether future developments in laws and regulations concerning environmental protection or unanticipated enforcement

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

actions will require material capital expenditures or otherwise affect our financial condition, results of operations or cash flows in a materially adverse manner, or whether our businesses will be successful in meeting future demands of regulatory agencies in a manner which will not have a material adverse effect on our financial condition, results of operations or cash flows.

Litigation

We and our subsidiaries are parties to legal proceedings that we believe to be either ordinary, routine litigation incidental to the business of present and former operations or immaterial to our financial condition, results of operations or cash flows.

Certain of our subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business. While certain of these matters involve substantial amounts, it is management’s opinion, based on the advice of counsel, that the ultimate resolution of such litigation will not have a material adverse effect on our financial condition, results of operations or cash flows.

In June 1998, we acquired Zurn Industries, Inc. (“Zurn”), which operates as one of our wholly-owned subsidiaries. At the time of the acquisition, Zurn had itself owned various subsidiaries. Zurn, along with many other unrelated companies, is a co-defendant in numerous asbestos related lawsuits pending in the U.S. Plaintiffs’ claims primarily allege personal injuries allegedly caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn that has been accounted for as a discontinued operation. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased it from suppliers.

Federal legislation has been proposed that would remove asbestos claims from the current tort system and place them in a trust fund system. This trust would be funded by the insurers and defendant companies. There can be no assurance as to when or if this or any other legislation will be passed and become law or what, if any, the financial impact it could have on Zurn.

New claims filed against Zurn were lower period-over-period. During the first quarter of 2007, approximately 1,200 new asbestos claims were filed against Zurn versus 1,900 in the first quarter of 2006. As of December 31, 2006, the number of asbestos claims pending against Zurn was approximately 46,300 compared to 46,200 as of September 30, 2006. The pending claims against Zurn as of December 31, 2006 were included in approximately 5,000 lawsuits, in which Zurn and an average of 85 other companies are named as defendants, and which cumulatively allege damages of approximately $11.5 billion against all defendants. The claims are handled pursuant to a defense strategy funded by Zurn’s insurers. Defense costs currently do not erode the coverage amounts in the insurance policies, although a few policies that will be accessed in the future may count defense costs toward aggregate limits.

During the first quarter of 2007 and as of the end of such period, approximately 14,200 claims were paid and/or pending payment and approximately 5,800 claims were dismissed and/or pending dismissal. During the first quarter of 2006 and as of the end of such period, approximately 13,800 claims were paid and/or pending payment and approximately 2,900 claims were dismissed and/or pending dismissal. Since Zurn received its first asbestos claim in the 1980s, Zurn has paid or dismissed or agreed to settle or dismiss approximately 147,100 asbestos claims including dismissals or agreements to dismiss of approximately 49,600 of such claims through December 31, 2006.

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Zurn used an independent economic consulting firm with substantial experience in asbestos liability valuations to assist in the estimation of Zurn’s potential asbestos liability. At September 30, 2006, that firm estimated that Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is approximately $136 million, of which Zurn expects to pay approximately $102 million through 2016 on such claims, with the balance of the estimated liability being paid in subsequent years. As discussed below in more detail, Zurn expects all such payments to be paid by its carriers.

This asbestos liability estimate was based on the current and anticipated number of future asbestos claims, the timing and amounts of asbestos payments, the status of ongoing litigation and the potential impact of defense strategies and settlement initiatives. However, there are inherent uncertainties involved in estimating the number of future asbestos claims, future settlement costs, and the effectiveness of Zurn’s defense strategies and settlement initiatives. In addition, Zurn’s current estimate could be adversely affected due to changes in law and other factors beyond its control. As a result, Zurn’s actual liability could differ from Zurn’s estimate described herein.

Zurn’s current estimate of its asbestos liability of $136 million for claims filed through 2016 assumes that (i) its continuous vigorous defense strategy will remain effective; (ii) new asbestos claims filed annually against it will decline modestly through 2016; (iii) the values by disease will remain consistent with past experience; and (iv) its insurers will continue to pay defense costs without eroding the coverage amounts of its insurance policies. While Zurn believes there is evidence, in its claims settlements experience, for such an impact of a successful defense strategy, if the defense strategy ultimately is not successful to the extent assumed by Zurn, the severity and frequency of asbestos claims could increase substantially above Zurn’s estimates. Further, while Zurn’s current asbestos liability is based on an estimate of claims through 2016, such liability may continue beyond 2016, and such liability could be substantial.

Zurn estimates that its available insurance to cover its potential asbestos liability as of December 31, 2006 is approximately $280.2 million. Zurn believes, based on its experience in defending and dismissing such claims and the coverage available, that it has sufficient insurance to cover the pending and reasonably estimable future claims. This conclusion was reached after considering Zurn’s experience in asbestos litigation, the insurance payments made to date by Zurn’s insurance carriers, existing insurance policies, the industry ratings of the insurers and the advice of insurance coverage counsel with respect to applicable insurance coverage law relating to the terms and conditions of those policies. As of December 31, 2006 and September 30, 2006, Zurn recorded a receivable from its insurance carriers of $136 million, which corresponds to the amount of Zurn’s potential asbestos liability that is covered by available insurance and is probable of recovery.

However, there is no assurance that $280.2 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed this amount. Factors that could cause a decrease in the amount of available coverage include changes in law governing the policies, potential disputes with the carriers on the scope of coverage, and insolvencies of one or more of Zurn’s carriers.

Principally as a result of the past insolvency of certain of Zurn’s insurance carriers, coverage analysis reveals that certain gaps exist in Zurn’s insurance coverage, but only if and after Zurn uses approximately $210.2 million of its remaining approximate $280.2 million of insurance coverage. As noted above, the estimate of Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is $136 million with the expected amount to be paid through 2016 being $102 million. In order to use approximately $255.2 million of the $280.2 million of its insurance coverage from solvent carriers, Zurn estimates that it would need to satisfy approximately $14 million of asbestos claims, with additional gaps of

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

$80 million layered within the final $25 million of the $280.2 million of coverage. We will pursue, if necessary, any available recoveries on our approximately $148 million of coverage with insolvent carriers, which includes approximately $83 million of coverage attributable to the gaps discussed above. These estimates are subject to the factors noted above.

After review of the foregoing with Zurn and its consultants, we believe that the resolution of Zurn’s pending and reasonably estimable asbestos claims will not have a material adverse effect on Zurn’s financial condition, results of operations or cash flows.

Note 5—Comprehensive Earnings

The components of comprehensive earnings are as follows:

	First Quarter
	2006	2007
Net earnings	$10.7	$3.9
Foreign currency translation adjustments, net of tax	(3.6)	5.2
Minimum pension liability adjustment, net of tax	0.5	—
Net unrealized loss on investments, net of tax	(0.1)	—

Comprehensive earnings	$7.5	$9.1

Note 6—Earnings Per Share

The information required to compute net earnings per basic and diluted share is as follows:

	First Quarter
	2006	2007
Basic weighted-average number of common shares outstanding	76.1	76.8
Effect of potentially dilutive securities:
Stock options	0.3	0.4
Restricted stock and restricted stock units	0.6	0.7

Diluted weighted-average number of common shares outstanding	77.0	77.9

There were no options to purchase shares excluded from the computation of diluted earnings per share in the first quarter of 2007. Options to purchase 0.4 million shares in the first quarter of 2006, were not included in the computation of diluted earnings per share because the exercise prices of these options exceeded the average market price of the common shares during the first quarter of 2006.

Note 7—Stock Based Compensation

We maintain incentive stock plans that provide for grants of stock options and restricted stock awards to our directors, officers and key employees. We recorded compensation costs of $1.0 million for both the first quarters of 2007 and 2006. We granted 26,250 stock options during the first quarter of 2007 with a fair value of $6.31. The weighted average exercise price of stock options granted during the quarter was $9.98. There were no restricted stock awards issued during the first quarter of 2007. We recognized a tax benefit for share-based compensation arrangements of $0.3 million in both the first quarters of 2007 and 2006.

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 8—Pension and Retirement Plans

We sponsor a number of non-contributory defined benefit pension plans and a number of defined contribution plans. Additionally, we provide other post-retirement benefits, such as health care and life insurance benefits, to certain groups of retirees, with most retirees contributing a portion of our costs.

The components of net periodic (income) expense for our defined benefit pension and other post-retirement benefit plans are as follows:

	Pension Plans First Quarter		Other Plans First Quarter
	2006	2007	2006	2007
Service cost	$1.5	$1.7	$0.1	$0.1
Interest cost	5.9	6.2	0.2	0.2
Expected return on plan assets	(9.0)	(9.9)	—	—
Amortization of prior service cost	0.3	0.4	(0.2)	(0.3)
Amortization of net actuarial loss	2.1	1.3	—	—
Curtailment/settlement	0.6	—	—	—

Periodic (income) expense of defined benefit plans	1.4	(0.3)	0.1	0.0

Net periodic (income) expense of:
Defined benefit plans	1.4	(0.3)	0.1	0.0
Defined contribution plans	0.4	0.5	—	—

Net periodic expense	$1.8	$0.2	$0.1	$0.0

During the first quarter of 2006, we made an offer to certain retired or terminated vested participants in our defined benefit pension plans to pay them their future nonqualified benefits as a one time lump sum payment. There were 27 participants who accepted the offer, resulting in a payment of $3.0 million in benefits and a settlement change of $0.6 million, which is included in the other (expense) income, net.

Our funding policy is to contribute amounts to our pension plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 or U.K. law and pension regulations, plus such additional amounts as we may determine to be appropriate from time to time. During the first quarter of 2007, we contributed $5.4 million to our foreign defined benefit pension plans and expect to contribute another $7.1 million to these plans during the remainder of fiscal 2007. This estimated future contribution includes $2.8 million which is conditional on the receipt of proceeds related to the sale of a building.

Note 9—Restructuring Costs

The activity in the restructuring liability accounts by cost category is as follows:

	Lease and Contract-Related Costs	Severance and Related Costs	Total Costs
At September 30, 2006	$1.3	$1.3	$2.6
Cash charges	—	0.6	0.6
Cash payments	(0.2)	(1.2)	(1.4)

At December 31, 2006	$1.1	$0.7	$1.8

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

We recorded restructuring charges of $0.7 million during the first quarter of 2007 which included the $0.6 million in cash charges reflected above and $0.1 million of charges related to stock-based compensation awards. The restructuring charges were for staff reductions primarily in the U.K. bath operations and corporate. The entire $1.8 million of the accrued restructuring costs at December 31, 2006 are included in the balance sheet caption “Accrued expenses and other current liabilities.” We expect the remaining accruals to be paid with cash over the next year as provided by the severance and lease agreements.

Note 10—Discontinued Operations

On July 28, 2006, we sold all of our shares of common stock of Spear and Jackson Inc. (“S&J”) to United Pacific Industries Limited for a purchase price of approximately $5.0 million. This disposal plan qualified for treatment as discontinued operations in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). Therefore, the operating results of S&J were not included in our results from continuing operations. Instead, the results were recorded as loss from discontinued operations.

Summarized results of the S&J are as follows:

First Quarter
2006
Net sales	$14.2
Operating loss	(1.2)
Loss from discontinued operations	(0.6)

Included in assets held for sale are properties held for sale of $7.5 million at December 31, 2006 and $7.4 million at September 30, 2006. These properties are currently being marketed for sale and meet all of the criteria for classification as held for sale at December 31, 2006 as required by SFAS No. 144. These properties are recorded at the lower of their carrying value or fair value less costs to sell. In January 2007 we sold one of these properties for net proceeds of $8.4 million and expect to recognize a gain on the transaction of $2.0 million in the second quarter of fiscal 2007.

Note 11—Income Taxes

Our effective tax rate for the first quarter of 2007 was 45.1% as compared to 42.1% for the first quarter of 2006. The rate is high for the first quarter due to increases in our tax reserves. We expect our effective tax rate to be approximately 41% for the full fiscal 2007.

We have appealed various issues relating to the Federal audit of our U.S. consolidated returns for 1998 through 2002. We have recorded reserves that are adequate to cover any assessment if our appeals are rejected. In addition, several states and various other countries have examinations either in the planning stages or currently underway.

Net cash provided by operating activities in the first quarter of 2007 included $9.7 million received from the Italian government which consisted of a refund on withholding taxes for tax years 1998 and 1999 of $7.9 million and related interest of $1.8 million.

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 12—Segment Data

We manufacture and distribute a broad range of consumer and industrial products through our operating subsidiaries in two business segments – Bath Products and Plumbing Products. Our Bath Products segment manufactures and sources whirlpool baths, spas, showers, sanitary ware, including sinks and toilets, and bathtubs for the construction and remodeling markets. Our Plumbing Products segment manufactures professional grade drainage, water control, commercial brass and PEX piping products primarily for the commercial and institutional construction, renovation and facilities maintenance markets. The following is a summary of the significant accounts and balances by segment, reconciled to the consolidated totals.

		Bath Products	Plumbing Products	Corporate and Other	Consolidated Total
Net Sales
First Quarter	2007	$167.7	$104.4	$—	$272.1
	2006	174.2	92.9	—	267.1

Total Operating Income (Loss)
First Quarter	2007	$3.5	$18.6	$(4.0)	$18.1
	2006	5.9	18.1	(2.9)	21.1

Capital Expenditures
First Quarter	2007	$2.1	$0.4	$—	$2.5
	2006	1.7	1.3	—	3.0

Depreciation and Amortization
First Quarter	2007	$4.3	$1.1	$0.4	$5.8
	2006	4.2	1.2	0.3	5.7

Restructuring Charges Included in Operating Income (Loss)
First Quarter	2007	$0.3	$—	$0.4	$0.7
	2006	1.4	—	0.2	1.6

Assets
As of December 31, 2006		$460.7	$338.3	$461.2	$1,260.2
As of September 30, 2006		466.0	333.8	453.9	1,253.7

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

Note 13—Supplemental Joint Issuer and Guarantor Financial Information

The following represents the supplemental consolidating condensed financial statements of Jacuzzi Brands, Inc. (“JBI”), which is the issuer of our Senior Notes, the subsidiaries which are guarantors of the Senior Notes and our subsidiaries which are not guarantors of the Senior Notes as of December 31, 2006 and September 30, 2006 and for each of the three months ended December 31, 2006 and 2005. Certain of our existing and future domestic restricted subsidiaries guarantee the Senior Notes, jointly and severally, on a senior basis. The Senior Notes are secured by a first-priority lien on and security interest in substantially all of our domestic real property, plant and equipment. The Senior Notes are also secured by a second-priority lien on and security interest in the assets that secure the asset-based credit facility (see our 2006 Annual Report on Form 10-K, filed on December 7, 2006). Separate consolidated financial statements of each guarantor are not presented, as we have determined that they would not be material to investors.

	For the Three Months Ended December 31, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$183.4	$90.9	$(2.2)	$272.1
Operating costs and expenses:
Cost of products sold	—	130.3	64.2	(2.2)	192.3
Selling, general and administrative expenses	3.5	36.1	21.4		61.0
Restructuring charges	0.4	0.1	0.2		0.7

Operating (loss) income	(3.9)	16.9	5.1	—	18.1
Interest expense	(10.3)	(0.1)	(0.3)		(10.7)
Interest income	1.6	0.1	0.3		2.0
Intercompany interest (expense) income, net	(7.5)	7.2	0.3		—
Equity in earnings of investees, net	13.3	2.0	—	(15.3)	—
Rexair equity earnings	—	0.3	—		0.3
Other (expense) income, net	(1.8)	(0.3)	0.6		(1.5)
Other intercompany income (expense), net	6.0	(4.4)	(1.6)		—

(Loss) earnings before income taxes and discontinued operations	(2.6)	21.7	4.4	(15.3)	8.2
Benefit from (provision for) income taxes	7.1	(8.4)	(2.4)		(3.7)

Earnings (loss) from continuing operations	4.5	13.3	2.0	(15.3)	4.5
(Loss) earnings from discontinued operations	(0.6)	(0.6)	—	0.6	(0.6)

Net earnings (loss)	$3.9	$12.7	$2.0	$(14.7)	$3.9

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

	For the Three Months Ended December 31, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$193.4	$75.4	$(1.7)	$267.1
Operating costs and expenses:
Cost of products sold	—	132.8	53.8	(1.7)	184.9
Selling, general and administrative expenses	2.7	38.3	18.5		59.5
Restructuring charges	0.2	0.4	1.0		1.6

Operating (loss) income	(2.9)	21.9	2.1	—	21.1
Interest expense	(9.9)	(0.2)	(0.2)	—	(10.3)
Interest income	1.0	0.2	0.2	—	1.4
Intercompany interest (expense) income, net	(7.4)	7.0	0.4	—	—
Equity in earnings (losses) of investees, net	20.1	2.0	—	(22.1)	—
Rexair equity earnings	—	0.6	—	—	0.6
Other (expense) income, net	(0.5)	8.5	0.1	—	8.1
Other intercompany income (expense), net	7.0	(7.7)	0.7	—	—

Earnings (loss) before income taxes and discontinued operations	7.4	32.3	3.3	(22.1)	20.9
Benefit from (provision for) income taxes	4.7	(12.2)	(1.3)		(8.8)

Earnings (loss) from continuing operations	12.1	20.1	2.0	(22.1)	12.1
(Loss) earnings from discontinued operations	(1.4)	(1.4)	—	1.4	(1.4)

Net earnings (loss)	$10.7	$18.7	$2.0	$(20.7)	$10.7

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

	At December 31, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$126.3	$(2.6)	$35.8	$—	$159.5
Trade receivables, net	0.1	89.6	87.7	—	177.4
Inventories	—	152.6	63.0	—	215.6
Deferred income taxes	(0.7)	25.3	1.3	—	25.9
Assets held for sale	—	—	7.5	—	7.5
Prepaid expenses and other current assets	2.9	5.2	8.6	—	16.7

Total current assets	128.6	270.1	203.9	—	602.6
Property, plant and equipment, net	0.9	42.0	51.2	—	94.1
Pension assets	151.2	0.7	—	—	151.9
Insurance for asbestos claims	—	136.0	—	—	136.0
Goodwill	—	176.6	57.3	—	233.9
Other non-current assets	27.5	14.0	0.2	—	41.7
Investment in subsidiaries/Intercompany receivable (payable), net	557.4	1,027.3	183.2	(1,767.9)	—

Total assets	$865.6	$1,666.7	$495.8	$(1,767.9)	$1,260.2

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$—	$28.7	$—	$28.7
Current maturities of long-term debt	—	1.7	—	—	1.7
Trade accounts payable	—	44.1	52.1	—	96.2
Income taxes payable	22.0	5.0	(8.1)	—	18.9
Liabilities associated with assets held for sale	—	—	—	—	—
Accrued expenses and other current liabilities	22.3	49.8	33.0	—	105.1

Total current liabilities	44.3	100.6	105.7	—	250.6
Long-term debt	380.0	1.8	—	—	381.8
Deferred income taxes	46.9	(13.8)	(4.4)	—	28.7
Asbestos claims	—	136.0	—	—	136.0
Other non-current liabilities	38.7	40.7	28.0	—	107.4

Total liabilities	509.9	265.3	129.3	—	904.5
Commitments and contingencies
Stockholders’ equity	355.7	1,401.4	366.5	(1,767.9)	355.7

Total liabilities and stockholders’ equity	$865.6	$1,666.7	$495.8	$(1,767.9)	$1,260.2

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

	At September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$112.6	$(4.6)	$39.2	$—	$147.2
Trade receivables, net	0.4	116.6	88.0	—	205.0
Inventories	—	138.2	56.4	—	194.6
Deferred income taxes	(0.7)	25.4	0.9	—	25.6
Assets held for sale	—	0.6	6.8	—	7.4
Prepaid expenses and other current assets	4.3	6.5	11.1	—	21.9

Total current assets	116.6	282.7	202.4	—	601.7
Property, plant and equipment, net	1.0	44.0	47.5	—	92.5
Pension assets	149.3	0.7	—	—	150.0
Insurance for asbestos claims	—	136.0	—	—	136.0
Goodwill	—	176.6	54.8	—	231.4
Other non-current assets	28.2	13.6	0.3	—	42.1
Investment in subsidiaries/Intercompany receivable (payable), net	555.2	1,017.0	174.8	(1,747.0)	—

Total assets	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$—	$19.8	$—	$19.8
Current maturities of long-term debt	—	1.7	—	—	1.7
Trade accounts payable	0.3	56.1	52.1	—	108.5
Income taxes payable	21.9	5.2	(17.2)	—	9.9
Liabilities associated with assets held for sale	—	0.8	—	—	0.8
Accrued expenses and other current liabilities	16.2	56.8	36.3	—	109.3

Total current liabilities	38.4	120.6	91.0	—	250.0
Long-term debt	380.0	1.8	—	—	381.8
Deferred income taxes	46.7	(13.8)	(4.6)	—	28.3
Asbestos claims	—	136.0	—	—	136.0
Other liabilities	39.7	41.4	31.0	—	112.1

Total liabilities	504.8	286.0	117.4	—	908.2
Stockholders’ equity	345.5	1,384.6	362.4	(1,747.0)	345.5

Total liabilities and stockholders’ equity	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

	For the Three Months Ended December 31, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$(8.6)	$14.4	$0.4	$—	$6.2
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	(0.8)	(1.7)	—	(2.5)
Collection of a non-operating note receivable	—	—	—	—	—
Proceeds from the sale of excess real estate	—	0.8	—	—	0.8
Other	—	—	—	—	—
Net transfers with subsidiaries	16.6	8.6	—	(25.2)	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	16.6	8.6	(1.7)	(25.2)	(1.7)
FINANCING ACTIVITIES:
Excess tax benefits from share based payment agreements	0.1	—	—	—	0.1
Proceeds from stock option exercise	0.2	—	—	—	0.2
Increase in notes payable, net	—	—	7.8	—	7.8
Net transfers with parent	—	(16.6)	(8.6)	25.2	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	0.3	(16.6)	(0.8)	25.2	8.1
Effect of exchange rate changes on cash and cash equivalents	5.4	(4.4)	(1.3)	—	(0.3)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13.7	2.0	(3.4)	—	12.3
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	112.6	(4.6)	39.2	—	147.2

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$126.3	$(2.6)	$35.8	$—	$159.5

Jacuzzi Brands, Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Tabular amounts in millions unless otherwise noted)

(unaudited)

	For the Three Months Ended December 31, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$17.6	$(20.9)	$4.0	$—	$0.7
INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	(2.0)	(1.0)	—	(3.0)
Collection of a non-operating note receivable	—	9.3	—	—	9.3
Proceeds from the sale of excess real estate	—	1.8	(0.1)	—	1.7
Other	—	(0.1)	—	—	(0.1)
Net transfers with subsidiaries	(7.8)	4.4	—	3.4	—

Net cash (used in) provided by investing activities of continuing operations	(7.8)	13.4	(1.1)	3.4	7.9
Investing activities of discontinued operations	—	—	(0.6)	—	(0.6)

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(7.8)	13.4	(1.7)	3.4	7.3
FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	—	—	—
Repayment of long-term debt	—	—	—	—	—
Payment for Stock Option exchange	—	—	—	—	—
Proceeds from stock option exercise	—	0.3	—	—	0.3
Increase in notes payable, net	—	—	3.8	—	3.8
Net transfers with parent	—	7.8	(4.4)	(3.4)	—

Net cash provided by (used in) financing activities of continuing operations	—	8.1	(0.6)	(3.4)	4.1
Financing activities of discontinued operations	—	—	(0.7)	—	(0.7)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	—	8.1	(1.3)	(3.4)	3.4
Effect of exchange rate changes on cash and cash equivalents	(0.2)	(2.4)	2.4	—	(0.2)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9.6	(1.8)	3.4	—	11.2
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	84.1	(7.0)	33.1	—	110.2

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$93.7	$(8.8)	$36.5	$—	$121.4

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Jacuzzi Brands, Inc.

We have audited the accompanying consolidated balance sheets of Jacuzzi Brands, Inc. as of September 30, 2005 and 2006, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jacuzzi Brands, Inc. at September 30, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

West Palm Beach, Florida

December 1, 2006,

except for the second paragraph of Note 1,

the tenth paragraph of Note 10, and

Note 14, as to which the date is

January 22, 2007

Jacuzzi Brands, Inc.

Consolidated Statements of Operations

(in millions, except per share amounts)

	For the Fiscal Years Ended September 30,
	2004	2005	2006
Net sales	$1,201.2	$1,210.0	$1,202.4
Operating costs and expenses:
Cost of products sold	802.4	820.4	821.9
Selling, general and administrative expenses	268.7	285.8	271.5
Impairment, restructuring and other charges	2.9	9.4	5.4

Operating income	127.2	94.4	103.6
Interest expense	(50.5)	(48.1)	(42.2)
Interest income	4.7	3.0	8.2
Gain on sale of business	—	24.7	—
Other (expense) income, net	(3.2)	(6.6)	7.5
Rexair equity earnings	—	0.6	3.8

Earnings before income taxes and discontinued operations	78.2	68.0	80.9
Provision for income taxes	(29.9)	(10.0)	(37.1)

Earnings from continuing operations	48.3	58.0	43.8
Discontinued operations:
Loss from operations, net of tax benefit of $11.5 in 2004, $2.3 in 2005 and $0.0 in 2006	(19.9)	(4.5)	(3.4)
Loss on disposals, net of tax provision of $0.6 in 2005 and tax benefit of $1.9 in 2006	—	(59.1)	—

Loss from discontinued operations	(19.9)	(63.6)	(3.4)

Net earnings (loss)	$28.4	$(5.6)	$40.4

Basic earnings (loss) per share:
Continuing operations	$0.64	$0.77	$0.57
Discontinued operations	(0.26)	(0.84)	(0.04)

Net earnings (loss)	$0.38	$(0.07)	$0.53

Diluted earnings (loss) per share:
Continuing operations	$0.64	$0.76	$0.56
Discontinued operations	(0.27)	(0.83)	(0.04)

Net earnings (loss)	$0.37	$(0.07)	$0.52

See Notes to Consolidated Financial Statements.

Jacuzzi Brands, Inc.

Consolidated Balance Sheets

(in millions, except share data)

	At September 30,
	2005	2006
ASSETS
Current assets:
Cash and cash equivalents	$110.2	$147.2
Trade receivables, net of allowances of $8.2 in 2005 and $9.3 in 2006	200.5	205.0
Inventories	165.0	194.6
Deferred income taxes	27.9	25.6
Assets held for sale	69.7	7.4
Prepaid expenses and other current assets	22.6	21.9

Total current assets	595.9	601.7
Restricted cash collateral	12.4	—
Property, plant and equipment, net	103.7	92.5
Pension assets	147.8	150.0
Insurance for asbestos claims	153.0	136.0
Goodwill	228.2	231.4
Other non-current assets	48.5	42.1

TOTAL ASSETS	$1,289.5	$1,253.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$22.0	$19.8
Current maturities of long-term debt	1.5	1.7
Trade accounts payable	105.7	108.5
Income taxes payable	24.7	9.9
Liabilities associated with assets held for sale	66.9	0.8
Accrued expenses and other current liabilities	114.4	109.3

Total current liabilities	335.2	250.0
Long-term debt	383.5	381.8
Deferred income taxes	5.6	28.3
Asbestos claims	153.0	136.0
Other liabilities	127.0	112.1

Total liabilities	1,004.3	908.2

Commitments and contingencies Stockholders’ equity:
Common stock (par value $.01 per share, authorized 300,000,000 shares; issued 99,096,734 shares; outstanding 77,092,157 and 77,628,042 shares in 2005 and 2006, respectively)	1.0	1.0
Paid-in capital	630.7	620.5
Accumulated (deficit) retained earnings	(8.8)	31.6
Unearned restricted stock	(5.2)	—
Cumulative foreign currency translation	12.8	21.4
Minimum pension liability	(29.4)	(23.7)
Unrealized loss on investment	—	(0.1)
Treasury stock (22,004,557 and 21,468,692 shares in 2005 and 2006, respectively), at cost	(315.9)	(305.2)

Total stockholders’ equity	285.2	345.5

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,289.5	$1,253.7

See Notes to Consolidated Financial Statements.

Jacuzzi Brands, Inc.

Consolidated Statements of Cash Flows

(in millions)

	September 30,
	2004	2005	2006
	(Revised)	(Revised)
OPERATING ACTIVITIES:
Earnings from continuing operations	$48.3	$58.0	$43.8
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation expense	19.2	21.7	20.4
Amortization of intangible assets	1.2	0.9	—
Amortization of unearned restricted stock	2.0	3.7	4.0
Amortization of debt issuance costs and other financing costs	3.7	3.3	2.9
Charges for debt retirement and refinancing costs	—	3.2	—
Provision for deferred income taxes	2.1	4.7	19.0
Provision for doubtful accounts	5.0	3.1	1.9
Gain on sale of excess real estate	(0.5)	(1.8)	—
Excess tax benefits from share based payment agreements	—	—	(0.2)
Other stock-based compensation expense	1.7	0.6	1.2
Loss on sale of property, plant and equipment	0.7	0.1	0.5
(Gain)/Loss on sale/collection of notes	—	0.7	(9.3)
Gain on sale of business	—	(24.7)	—
Impairment, restructuring and other non-cash charges	—	1.3	0.5
Equity in earnings of investees	—	(0.5)	(3.8)
Changes in operating assets and liabilities, excluding the effects of acquisition and dispositions:
Trade receivables	(23.9)	3.5	(1.3)
Inventories	(27.1)	(4.1)	(26.9)
Other current assets	0.8	(1.2)	1.3
Other assets	(4.2)	(2.3)	1.3
Trade accounts payable	16.8	(5.2)	(0.2)
Income taxes payable	14.3	(5.2)	(10.2)
Accrued expenses and other current liabilities	5.0	(6.0)	(1.8)
Other liabilities	(5.7)	(1.6)	(8.3)

Net cash provided by operating activities of continuing operations	59.4	52.2	34.8

Loss from discontinued operations	(19.9)	(63.6)	(3.4)
Adjustments to reconcile loss from discontinued operations to net cash used in discontinued operations:
Loss on disposal of discontinued operations	0.3	59.1	—
Other decreases (increases) in net assets held for sale	5.3	(26.7)	(14.7)

Net cash used in discontinued operations	(14.3)	(31.2)	(18.1)

NET CASH PROVIDED BY OPERATING ACTIVITIES	45.1	21.0	16.7

INVESTING ACTIVITIES:
Proceeds from sale of businesses	4.5	140.7	3.7
Proceeds from sale of non-operating assets	2.4	4.4	9.3
Return of equity investment	—	—	3.2
Purchases of property, plant and equipment	(23.0)	(22.7)	(12.5)
Proceeds from sale of property, plant and equipment	0.3	0.2	0.3
Proceeds from sale of real estate	3.5	2.8	1.7

Net cash (used in) provided by investing activities of continuing operations	(12.3)	125.4	5.7

Purchases of property, plant and equipment, discontinued operations	(0.3)	(0.7)	(1.5)
Proceeds from sale of property, plant and equipment, discontinued operations	—	—	4.9

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(12.6)	124.7	9.1

Jacuzzi Brands, Inc.

Consolidated Statements of Cash Flows—(Continued)

(in millions)

	September 30,
	2004	2005	2006
	(Revised)	(Revised)
FINANCING ACTIVITIES:
Proceeds from long-term debt	$46.4	$59.1	$—
Repayment of long-term debt	(72.3)	(124.8)	(1.5)
Deposits into restricted cash collateral accounts	—	(12.4)	—
Withdrawals from restricted cash collateral accounts	—	—	12.8
Excess tax benefits from share based payment agreements	—	—	0.2
Payment of debt issuance, retirement and other financing costs	(1.5)	(1.0)	—
(Repayment of) proceeds from notes payable, net	(4.4)	1.3	(3.4)
Payment for stock option exchange	(0.4)	(0.2)	—
Proceeds from issuance of common stock for option exercise	0.9	1.4	1.7

Net cash provided by (used in) financing activities of continuing operations	(31.3)	(76.6)	9.8

(Decrease) increase in notes payable, discontinued operations	—	0.7	(0.8)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(31.3)	(75.9)	9.0

Effect of exchange rate changes on cash and cash equivalents	7.2	0.8	2.2

INCREASE IN CASH AND CASH EQUIVALENTS	8.4	70.6	37.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31.2	39.6	110.2

CASH AND CASH EQUIVALENTS AT END OF YEAR	$39.6	$110.2	$147.2

See Notes to Consolidated Financial Statements.

Jacuzzi Brands, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Fiscal Years Ended September 30, 2004, 2005 and 2006

(in millions, except share data)

	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Unearned Restricted Stock	Accumulated Other Comprehensive Loss	Treasury Stock	Other Comprehensive Earnings (Loss)	Total
Balance at September 30, 2003	$1.0	$650.1	$(31.6)	$(0.8)	$(21.0)	$(352.2)		$245.5

Net earnings			28.4				$28.4	28.4
Amortization of unearned restricted stock				2.1				2.1
Treasury stock issued to directors (6,988 shares)		—				0.1		0.1
Treasury stock issued in 401K match (135,098 shares)		(1.1)				2.4		1.3
Forfeiture of restricted stock (1,714 shares)		—		—		—		—
Exercise of stock options (277,875 shares)		(3.7)				4.6		0.9
Issuance of restricted stock grants (698,230 shares)		(5.6)		(5.9)		11.5		—
Foreign currency translation adjustment, net of tax provision of $0.4					16.8		16.8	16.8
Minimum pension liability adjustment, net of tax benefit of $1.9					(6.8)		(6.8)	(6.8)
Net unrealized losses on investments, net of tax provision of $0.1					0.2		0.2	0.2

Other comprehensive earnings							10.2

Total comprehensive earnings							$38.6

Balance at September 30, 2004	1.0	639.7	(3.2)	(4.6)	(10.8)	(333.6)		288.5

Net loss			(5.6)				$(5.6)	(5.6)
Amortization of unearned restricted stock				4.9				4.9
Treasury stock issued to directors (4,994 shares)		(0.1)				0.1		—
Deferred directors stock units		0.9						0.9
Treasury stock issued in 401K match (30,922 shares)		(0.2)				0.6		0.4
Forfeiture of restricted stock (101,901 shares)		(0.2)		1.1		(0.9)		—
Exercise of stock options (348,573 shares)		(4.0)				5.9		1.9
Issuance of restricted stock grants (706,110 shares)		(5.4)		(6.6)		12.0		—
Foreign currency translation adjustment, net of tax benefit of $0.8					(1.3)		(1.3)	(1.3)
Minimum pension liability adjustment, net of tax benefit of $2.5					(4.4)		(4.4)	(4.4)
Net unrealized losses on investments					(0.1)		(0.1)	(0.1)

Other comprehensive loss							(5.8)

Total comprehensive loss							$(11.4)

Balance at September 30, 2005	1.0	630.7	(8.8)	(5.2)	(16.6)	(315.9)		285.2

Jacuzzi Brands, Inc.

Consolidated Statements of Changes in Stockholders’ Equity—(Continued)

For the Fiscal Years Ended September 30, 2004, 2005 and 2006

(in millions, except share data)

	Common Stock	Paid-in Capital	Retained Earnings (Accumulated Deficit)	Unearned Restricted Stock	Accumulated Other Comprehensive Loss	Treasury Stock	Other Comprehensive Earnings (Loss)	Total
Net earnings			$40.4				$40.4	$40.4
Reclassification of unearned restricted stock on FAS 123R adoption		$(5.2)		$5.2				—
Deferred directors stock units		0.5						0.5
Forfeiture of restricted stock (201,726 shares)		0.9				$(1.9)		(1.0)
Exercise of stock options (274,084 shares)		(3.0)				4.7		1.7
Issuance of restricted stock grants (463,527 shares)		(7.9)				7.9		—
Stock-based compensation expense		4.7						4.7
Tax benefit on stock options		0.3						0.3
Retiree benefit revaluation (see Note 6)		(0.5)						(0.5)
S&J disposal:
Translation adjustment, net of tax benefit of $0.9					$(1.6)		(1.6)	(1.6)
Minimum pension liability adjustment, net of tax provision of $3.2					5.4		5.4	5.4
Foreign currency translation adjustment, net of tax provision of $1.4					10.2		10.2	10.2
Minimum pension liability adjustment, net of tax provision of $0.5					0.3		0.3	0.3
Net unrealized losses on investments					(0.1)		(0.1)	(0.1)

Other comprehensive earnings							14.2

Total comprehensive earnings							$54.6

Balance at September 30, 2006	$1.0	$620.5	$31.6	$—	$(2.4)	$(305.2)		$345.5

See Notes to Consolidated Financial Statements.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements

Note 1—Basis of Presentation

We manufacture and distribute a broad range of consumer and industrial products through our operating subsidiaries in two business segments—Bath Products and Plumbing Products. Prior year amounts also include the Rexair segment (see Note 3 regarding the sale of Rexair, Inc.). Please refer to Note 11 regarding our business segments.

On October 11, 2006, we announced that a definitive merger agreement had been signed under which affiliates of private equity firm Apollo Management L.P. (“Apollo”) will purchase Jacuzzi Brands for $12.50 per share. The acquisition is subject to certain closing conditions, including the approval of our shareholders, regulatory approval, and the receipt by Apollo of all necessary debt financing, and is expected to close in the first quarter of calendar 2007. If the merger agreement is terminated, the agreement specifies that under certain circumstances, we will be obligated to pay a termination fee to Apollo which could range from $6 million to $22.5 million. Please refer to Note 14 regarding an amendment to the merger agreement.

As previously announced, in connection with the merger agreement, we launched a cash tender offer and consent solicitation on December 4, 2006 with respect to our outstanding $380 million in aggregate principal amount 9 5/8% Senior Secured Notes due 2010 (“Senior Notes”). The consummation of the tender offer is conditioned upon, among other things, the consummation of the proposed merger as well as the receipt of consent from the majority of the holders of the Senior Notes.

We operate on a 52- or 53-week fiscal year ending on the Saturday nearest to September 30. The fiscal year periods presented in our consolidated financial statements consist of the 52 weeks ended September 30, 2006 (“2006”), the 52 weeks ended October 1, 2005 (“2005”) and the 53 weeks ended on October 2, 2004 (“2004”), but are presented as of September 30 in each of those years for convenience. Businesses over which we had the ability to exercise significant influence, but are not consolidated into our results, were accounted for using the equity method. We eliminate inter-company balances and transactions when consolidating the account balances of our subsidiaries.

Any potential variable interest entity (“VIE”) in which we hold a variable interest has been assessed to determine whether the VIE should be consolidated into our results based on criteria established by FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). We have evaluated our interests in our wholly-owned subsidiaries and continue to consolidate them under the guidelines set forth in ARB No. 51, Consolidated Financial Statements (“ARB 51”), and FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries. We have also completed an evaluation of all of our variable interests and believe that we do not have any interests in variable interest entities, as defined by FIN 46.

Certain amounts have been reclassified in our prior year consolidated financial statements to conform them to the presentation used in the current year.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Revision of Statements of Cash Flows

In 2006, we have separately disclosed the operating, investing and financing portion of the cash flows attributable to our discontinued operations, which in prior periods were reported on a combined basis as a single amount. The annual Statements of Cash Flows have been revised to reflect this change. The revision had the following impact on the past three fiscal years ended:

	September 30,
	2003	2004	2005
Net cash used in discontinued operations, as reported	$(8.9)	$(14.6)	$(31.2)
Adjustments	1.5	0.3	—

Net cash used in operating activities of discontinued operations, revised	(7.4)	(14.3)	(31.2)
Net cash used in investing activities of discontinued operations, as reported	—	—	—
Adjustments	(1.5)	(0.3)	(0.7)

Net cash used in investing activities of discontinued operations, revised	(1.5)	(0.3)	(0.7)
Net cash provided by financing activities of discontinued operations, as reported	—	—	—
Adjustments	—	—	0.7

Net cash provided by financing activities of discontinued operations, revised	—	—	0.7

Note 2—Accounting Policies

Use of Estimates: Generally accepted accounting principles require us to make estimates and assumptions that affect amounts reported in our financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation: Our subsidiaries outside of the U.S. record transactions using their local currency as their functional currency. In accordance with FASB Statement No. 52, Foreign Currency Translation, the assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet dates. Revenues, expenses and cash flow items are translated at average daily exchange rates for the period. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive earnings.

Cash and Cash Equivalents: We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Trade Receivables and Concentration of Credit Risk: We record an allowance for doubtful accounts, reducing our receivables balance to an amount we estimate is collectible from our customers. A rollforward of the balances in allowance for doubtful accounts is as follows:

Description	Balance at Beginning of Period	Additions Charged to Expense	Deductions Write-offs, Payments and Other Adjustments	Balance at End of Period
	(in millions)
Allowance for doubtful accounts:
2004	$8.9	$5.0	$(5.2)	$8.7
2005	8.7	3.1	(3.6)	8.2
2006	8.2	1.9	(0.8)	9.3

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

We operate in the U.S., Europe and, to a lesser extent, in other regions of the world. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. No single customer accounted for more than 10% of our total sales in fiscal 2004 or 2005. We encounter a certain amount of credit risk as a result of a concentration of receivables among a few significant customers, the largest of which, Ferguson, accounted for 11.0% of our total sales in 2006. As of September 30, 2006, this customer represented approximately 15.2% of our trade receivables.

Income Taxes: Deferred tax assets and liabilities represent the tax effects, based on current law, of any temporary differences in the timing of when revenues and expenses are recognized for tax purposes and when they are recognized for financial statement purposes. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Inventories: Our inventories are stated at the lower of cost or market value. We used the first-in-first-out (FIFO) method for determining the cost of approximately 52.4% of our inventories in 2005 and approximately 39.0% of our inventories in 2006, and the last-in-first-out (LIFO) method for the remainder of our inventories. The FIFO method approximates replacement cost. Our inventories are categorized as follows:

	At September 30,
	2005	2006
	(in millions)
Finished products	$112.1	$147.4
In-process products	12.9	15.1
Raw materials	43.4	49.4

Inventory at FIFO	168.4	211.9
LIFO reserve	(3.4)	(17.3)

	$165.0	$194.6

The LIFO reserve represents the difference between the carrying value of our LIFO inventories and their FIFO cost value. The increase over 2005 is due to an increase in raw material costs, most notably the cost of brass.

Property, Plant and Equipment: We record our property, plant and equipment at cost. We record depreciation and amortization in a manner that recognizes the cost of our depreciable assets in operations over their estimated useful lives using the straight-line method. We estimate the useful lives of our depreciable assets to be 20-50 years for buildings and 1-15 years for machinery, equipment and furniture. Leasehold improvements are amortized over the shorter of the terms of the underlying leases, including probable renewal periods, or the estimated useful lives of the improvements.

Property, plant and equipment consist of:

	At September 30,
	2005	2006
	(in millions)
Land and buildings	$63.6	$59.8
Machinery, equipment and furniture	161.9	164.8
Accumulated depreciation	(121.8)	(132.1)

	$103.7	$92.5

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Other Non-current Assets: Upon the sale of Rexair in June 2005, we retained an approximate 30% equity interest in Rexair’s new parent company. The investment is accounted for under the equity method in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock (see also Note 3). In the fourth quarter of 2006, we received $7.6 million related to this investment, of which $4.4 million was accounted for as a dividend and included in operating cash flows and $3.2 million was accounted for as a return of our investment and included in investing cash flows. Also included in other non-current assets is $8.8 million of debt related fees. This amount will be amortized over the remaining lives of our Senior Notes and revolving credit facility (see Note 5). Included in other non-current assets at September 30, 2006 is $1.8 million related to our equity investment in Rexair.

Goodwill: Goodwill is not amortized, but is subject to annual impairment tests in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Finite-lived intangible assets are amortized over their useful lives and are subject to impairment evaluation under FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS No. 144”).

We test our goodwill for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires us to determine the fair value of each reporting unit and of each indefinite-lived intangible asset and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the carrying value of the reporting unit or intangible asset exceeds its fair value, an impairment charge equal to the difference in the values should be recorded. We perform an impairment test annually in the fourth quarter of each year, unless an event occurs earlier in the year that requires us to perform an interim test. In 2005 and 2006, the fair values of each of our reporting units exceeded their respective carrying values. Consequently, no impairment of our goodwill was indicated.

In accordance with SFAS No. 142, any allocation of goodwill to an entity sold is done based on relative fair values. We sold our Rexair and Eljer business during 2005. Rexair was the only business in the Rexair segment; thus, we wrote off all goodwill associated with that segment. Eljer was part of our Bath Products segment. However, none of the goodwill was allocated to Eljer as part of the sale since Eljer’s fair value at the date of the transaction was minimal.

Goodwill by reporting unit is as follows:

	At September 30,
	2005	2006
	(in millions)
Bath Products	$102.4	$105.6
Plumbing Products	125.8	125.8

	$228.2	$231.4

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Accrued Expenses and Other Current Liabilities: Accrued expenses and other current liabilities consist of the following:

	At September 30,
	2005	2006
	(in millions)
Compensation related	$16.0	$21.4
Insurance	4.8	3.5
Customer incentives	23.8	25.6
Interest	9.6	9.5
Warranty	12.2	13.2
Commissions	6.2	7.1
Other(1)	41.8	29.0

	$114.4	$109.3

(1)	The decrease in other relates primarily to current year payments associated with liabilities retained from the sales of Rexair and Eljer in 2005.

We record a reserve for future warranty costs based on current unit sales, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty reserves is assessed each quarter and adjustments are made as necessary. The specific terms and conditions of the warranties vary depending on the products sold and the countries in which we do business.

Changes in our warranty reserves, a portion of which are classified as long-term on our consolidated balance sheets, during 2005 and 2006 are as follows:

	At September 30,
	2005	2006
	(in millions)
Beginning balance	$25.3	$24.3
Warranty accrual	15.4	17.8
Cash payments	(15.4)	(17.0)
Other	—	0.5
Sale of Rexair (See Note 3)	(1.0)	—

Ending balance	$24.3	$25.6

Fair Value of Financial Instruments: FASB Statement No. 107, Disclosure about Fair Value of Financial Instruments, requires that we disclose the fair value of our financial instruments when it is practical to estimate. We have determined the estimated fair values of our financial instruments, which are either recognized in our consolidated balance sheets or disclosed within these notes, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts we could realize in a current market exchange.

Short-term Assets and Liabilities: The fair values of our cash and cash equivalents, trade receivables and accounts payable approximate their carrying values because of their short-term nature.

Long-term Debt: The fair values of our Senior Notes (as defined in Note 5) were determined by reference to quoted market prices. The fair value of our remaining debt is determined by discounting the

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

cash flows using current interest rates for financial instruments with similar characteristics and maturities. The fair value of our remaining debt approximates its carrying value as of September 30, 2005 and 2006.

There were no other significant differences as of September 30, 2005 and 2006 between the carrying value and fair value of our financial instruments except as disclosed below:

	At September 30, 2005		At September 30, 2006
	(in millions)
	Carry Amount	Fair Amount	Carry Amount	Fair Amount
9.625% Senior Notes	$380.0	$402.8	$380.0	$402.8

Revenue Recognition: We recognize revenue when all of the following criteria are met: persuasive evidence of the arrangement exists; delivery has occurred and we have no remaining obligations; prices are fixed or determinable; and collectibility is probable. We make shipments to approved customers based on orders placed. Prices are fixed when the customer places the order. An approved customer is one that has been subjected to our credit evaluation. We record revenue when title passes, which is either at the time of shipment or upon delivery to the customer. The passage of title is dependent on the arrangements made with each customer. Provisions are made for sales returns and allowances at the time of sale.

Management uses significant judgment in estimating sales returns, considering numerous factors such as current overall and industry-specific economic conditions and historical sales return rates. Although we consider our sales return reserves to be adequate and proper, changes in historical customer patterns could require adjustments to the reserves. We also record reductions to our revenues for customer and distributor programs and incentive offerings including special pricing agreements, promotions and other volume-based incentives.

As required by Emerging Issues Task Force Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), we account for sales incentives, such as discounts, rebates and volume incentives, as a reduction of revenue at the later of 1) the date that the related revenue is recognized or 2) the date when the sales incentive is offered. In the case of volume incentives, we recognize the reduction of revenue ratably over the period of the underlying transactions that result in progress by the customer toward earning the incentive. We record free product given to customers as a sales incentive in cost of products sold.

Shipping and Handling Fees and Costs: We classify amounts charged to our customers for shipping and handling as revenues, while shipping and handling costs are recorded as cost of products sold.

Other Income/(Expense), net: Other income/(expense), net consists of the following:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Keller Ladder expenses	$(1.6)	$(1.0)	$0.5
Gain (Loss) on collection or sales of other non-operating assets	2.5	(0.7)	9.3
(Loss) gain on sale of excess properties and equipment	(0.1)	1.7	(0.6)
Foreign currency translation (losses) gains	(1.9)	0.4	(1.7)
Debt retirement costs	—	(3.2)	—
Gain on litigation of environmental claims	—	—	3.5
Other, net	(2.1)	(3.8)	(3.5)

	$(3.2)	$(6.6)	$7.5

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

We retained certain obligations related to our Keller Ladder operations, the majority of which relate to claims for defective ladders sold before the sale of Keller Ladder in October 1999. We continue to incur income and expenses related to those obligations. As a result of a favorable trend in the settlement of these obligations we reduced our estimated liability in fiscal 2006; however future year expenses are expected to be more in line with the expense recognized in the past two years. The gain on collection or sale of non-operating assets of $9.3 million in fiscal 2006 relates to a gain on the collection of a note which had previously been deferred until collection. We had obtained the note in October 2002 upon the sale of a piece of property to Woodlands Ventures, LLC. Foreign currency translation (losses)/gains in fiscal 2006 include $1.6 million recorded in the current period related to a prior year transaction. The impact of the adjustment if made in the appropriate periods would not have a material effect on the financial position or operating results of those periods. Debt retirement costs are associated with the repayment of the term loan, which was retired with proceeds from the sale of Rexair in 2005. Gain on litigation of environmental claim was the result of a favorable judgment received on an environmental liability retained as part of the sale of Rexair.

Advertising Costs: Advertising costs are charged to expense when incurred. Advertising expense totaled $27.8 million, $37.3 million and $31.9 million in 2004, 2005 and 2006, respectively.

Research and Development Costs: Research and development costs are expensed as incurred. Such amounts totaled $4.1 million, $7.2 million and $5.9 million in 2004, 2005 and 2006, respectively.

Stock-Based Compensation: We account for stock-based compensation under the fair value recognition provisions of FASB Statement No. 123R, Share-Based Payment, and related interpretations (“SFAS No. 123R”) using the modified—prospective transition method. Prior to October 2, 2005, we accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, (“APB 25”) as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Compensation cost recorded for our Stock Plans (as defined in Note 8) approximated $3.8 million, $4.4 million and $5.3 million in 2004, 2005 and 2006, respectively.

Earnings (Loss) Per Share: Net earnings (loss) per basic share are based on the weighted-average number of shares outstanding during each period, excluding the weighted average of restricted shares outstanding during each period (see Note 8). Net earnings (loss) per diluted share further assumes that, under the treasury stock method, any dilutive stock options are exercised, restricted stock awards are vested and any other dilutive equity instruments are converted.

The information required to compute net earnings (loss) per basic and diluted share is as follows:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Basic weighted average number of common shares outstanding	75.0	75.5	76.3

Potential dilution of common shares	0.7	1.2	1.3

Diluted weighted-average number of common shares outstanding	75.7	76.7	77.6

Options to purchase 1.0 million, 0.1 million and 0.1 million shares in the years ended September 30, 2004, 2005 and 2006, respectively, were not included in the computation of earnings (loss) per share because the exercise prices of these options exceeded the average market price of the common shares during the respective periods.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

New Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. This interpretation clarifies the accounting for income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of FIN 48 on our consolidated results of operations and financial position.

On September 13, 2006 the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”) Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 is effective for fiscal years beginning after November 15, 2006. We are currently evaluating the impact of SAB 108 on our results of operations; however we do not expect the impact to be material to our financial position or results of operations.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. The standard provides enhanced guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of this statement on our results of operations and financial position.

On September 29, 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 123R. This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. We are currently evaluating the impact of FASB Statement No. 158 on our consolidated results of operations and financial position.

Note 3—Dispositions and Discontinued Operations

On June 30, 2005, we completed the sale of Rexair, Inc. (“Rexair”) to an affiliate of Rhone Capital, LLC (“Rhone”), which was initially computed based on EITF 01-02, Interpretations of APB Opinion No. 29 (“EITF No. 01-02”). We received net cash of $149.2 million and an approximately 30% equity interest in Rexair’s new parent company (see Note 2, other non-current assets section for information on the retained interest). We

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

recorded a gain of $24.7 million and debt retirement costs of $3.2 million associated with this transaction. As a result of applying EITF No. 01-02, there is a difference between the carrying value and the underlying equity in the investment. Rexair is not being accounted for as a discontinued operation as a result of this continuing investment. Our share of Rexair’s net earnings after the date of sale is reported as Rexair equity earnings in our Consolidated Statement of Operations. Beginning July 1, 2005, Rexair’s results are no longer reported in operating income as a separate business segment.

Discontinued Operations

In February 2003, our board of directors adopted a formal disposal plan to dispose of our swimming pool and equipment, hearth and water systems businesses (the “2003 Disposal Plan”). In connection with the disposal plan, we recorded a charge in 2003 of $39.9 million, net of tax, which represents the difference between the historical net carrying value (including allocated goodwill of $7.2 million) and the estimated net realizable value of these businesses. We sold the swimming pool and equipment business in May 2003, the hearth business in June 2003 and the water systems business in October 2003.

On April 15, 2005, we adopted a plan to dispose of our investment in Spear and Jackson Inc. (“S&J”). In the third quarter of 2005, we began accounting for S&J as a discontinued operation in accordance with SFAS No. 144. On July 28, 2006, we sold all of our shares of common stock of S&J to United Pacific Industries Limited for a purchase price of approximately $5.0 million. We recorded a gain on sale of $2.5 million, net of $1.3 million in expenses from the sale of S&J. Two of our directors were also directors and significant stockholders of the purchaser at the time of the sale. The transaction was considered and approved by a committee of independent directors, without participation by the interested directors. The Finance Committee also received a fairness opinion from an independent financial advisor to the effect that the sale of the shares was fair to Jacuzzi Brands. from a financial point of view. For further information, see our Reports on Form 8-K filed March 27, 2006 and July 28, 2006.

On May 20, 2005, the board of directors approved a plan to dispose of Eljer Plumbingware (“Eljer”). In the third quarter of 2005, we completed the sale of substantially all the assets, the current liabilities, the long-term retiree medical liability and certain other liabilities of Eljer to Sun Capital Partners, Inc. (“Sun Capital”). Sun Capital also took over our Ford City, PA and Tupelo, MS operations. We retained the Salem, OH manufacturing facility, which was closed in 2004, and several liabilities associated with events occurring before the acquisition, such as employee and environmental claims. We also agreed to provide transition services at no cost for a period of up to four months after the sale and to pay any severance liabilities for any Eljer employee not retained by Sun Capital. The sale of Eljer resulted in a loss of $57.8 million, net of tax for fiscal 2005. Eljer’s operations were previously included in our Bath Products segment.

Each of these disposal plans qualified for treatment as discontinued operations. The operating loss of these discontinued operations was not included in our results from continuing operations. Instead, the results were recorded as a loss from discontinued operations in the period in which they occurred in accordance with SFAS No. 144.

Summarized results of the discontinued operations through the dates of sale are as follows:

	September 30,
	2004	2005	2006
	(in millions)
Net sales	$148.1	$133.0	$82.0
Operating loss	(31.6)	(9.1)	(6.3)
Loss from discontinued operations	(19.9)	(63.6)	(3.4)

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

The assets and liabilities of these businesses were included in assets held for sale and liabilities associated with assets held for sale, respectively, until they were sold. The assets and liabilities of S&J included in assets and liabilities held for sale at September 30, 2005 were as follows:

September 30, 2005
(in millions)
Cash	$7.3
Trade receivables, net	16.4
Inventories	25.0
Other current assets	1.3
Deferred Taxes	15.3
Property, plant and equipment, net	1.4
Equipment investment	0.2

Assets held for sale	$66.9

Notes payable	$0.8
Trade accounts payable	8.1
Other current liabilities	11.3
Other long term liabilities	36.7
Minority interest	10.0

Liabilities associated with assets held for sale	$66.9

Also included in assets held for sale are properties held for sale of $2.8 million at September 30, 2005 and $7.4 million at September 30, 2006. Liabilities associated with assets held for sale at September 30, 2006 includes $0.8 million of environmental liabilities associated with these properties. These properties are currently being marketed for sale and meet all of the criteria for classification as held for sale at September 30, 2005 and 2006 as required by SFAS No. 144. These properties are recorded at the lower of their carrying value or fair value less cost to sell.

We retained liabilities related to certain of the businesses we disposed of in prior years and therefore have continued to use cash to satisfy these liabilities. Payments of such costs totaled $15.5 million in fiscal 2006. We have an additional $12.5 million accrued at September 30, 2006 related to environmental, product liability, workers’ compensation and other retained liabilities of disposed businesses. These liabilities are expected to be paid over the next ten years and represent the only expenditures expected to be incurred over this period for businesses disposed of as of this date. In accordance with EITF Issue No. 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”, we concluded that these cash flows would not be direct cash flows of the disposed component because in each case we have had no significant involvement in the disposed businesses after the disposal. We have not migrated any of the operating activities of the disposed businesses to our current operations.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 4—Impairment, Restructuring and Other Charges

The principal components of impairment, restructuring and other charges are:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Impairment of assets	$—	$—	$1.9
Lease obligations and other commitments	(0.6)	0.4	0.2
Severance and related costs	3.5	9.0	5.1

	$2.9	$9.4	$7.2

Cash charges	$2.9	$8.1	$5.3
Non-cash charges	—	1.3	1.9

	$2.9	$9.4	$7.2

Below is a summary of the impairment, restructuring and other charges we incurred in 2004, 2005 and 2006. Charges are recorded when a liability is incurred in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”), FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 144 or other applicable guidance.

	For the Fiscal Year Ended September 30,
	2004	2005	2006
	(in millions)
Bath Products:
U.K. initiatives	$—	$1.6	$5.2	(1)
Closure of Asia office	—	—	0.6
Consolidation of administrative functions	3.5	2.9	1.2

Sub-total Bath Products	3.5	4.5	7.0

Corporate Expenses:
Adjustment of estimated lease obligation	(0.6)	—	—
Corporate headquarters restructuring	—	4.9	0.2
Sub-total Corporate Expenses	(0.6)	4.9	0.2

	$2.9	$9.4	$7.2

(1)	These amounts include $1.8 million of inventory write-downs and accelerated depreciation recorded in cost of goods sold.

In 2005, we reorganized and restructured the senior management of the Bath Products segment and corporate offices, reduced staff in the U.K. and domestic bath business and implemented other overhead reductions. We incurred severance charges of $3.5 million in 2004 related to the consolidation and relocation of a number of administrative functions into a shared services operations center in Dallas, TX in an effort to reduce costs in our domestic bath and spa businesses. The shared service center occupies a portion of the unused office space in Dallas, TX that had remained vacant since our closing of the Zurn Industries, Inc. (“Zurn”) corporate office. A favorable adjustment of $0.6 million was recorded in 2004, to reduce the associated accrual for lease costs that had originally been established in 2000.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Restructuring and other charges for fiscal 2006 consisted of $5.2 million related to our Bradford, U.K. consolidation and other U.K. initiatives and included $1.8 million related to inventory write-downs and accelerated depreciation which was recorded in cost of goods sold. The remaining $3.4 million was recorded as restructuring and consisted of severance and other cash related charges. We also incurred severance and lease related charges of $0.6 million during 2006 associated with the closure of the Asia office and the termination of 11 employees. The remaining charges primarily relate to our continued efforts to consolidate administrative and other overhead of our domestic businesses. The $1.4 million in restructuring charges are primarily associated with severance and include $1.2 million in the Bath Products segment and $0.2 million in corporate expenses.

The activity in the restructuring liability accounts by cost category is as follows:

	Contract Related Costs	Severance and Related Costs	Total Costs
	(in millions)
At September 30, 2004	$3.1	$2.5	$5.6
2005 charges	0.4	9.0	9.4
Cash payments	(1.8)	(9.4)	(11.2)

At September 30, 2005	1.7	2.1	3.8
2006 charges	0.2	5.1	5.3
Cash payments	(0.8)	(5.9)	(6.7)
Other	0.2	—	0.2

At September 30, 2006	$1.3	$1.3	$2.6

At September 30, 2006, approximately $2.4 million of the reserves are included in the balance sheet caption “Accrued expenses and other current liabilities,” while the remaining $0.2 million are recorded in the balance sheet caption “Other liabilities.” We expect the remaining accruals to be paid with cash over the periods provided by the severance and lease agreements over the next fourteen months.

Note 5—Long-term Debt

Long-term debt consists of the following:

	September 30,
	2005	2006
	(in millions)
Senior Notes	$380.0	$380.0
Other long-term debt	5.0	3.5

	385.0	383.5
Less: current maturities	(1.5)	(1.7)

Long-term debt	$383.5	$381.8

The 9.625% Senior Secured Notes (“Senior Notes”) are due on July 1, 2010 and require the payment of interest of $18.3 million on January 1 and July 1 of each year. We are restricted in our ability to cause a mandatory redemption of the Senior Notes per the terms of the indenture for the Senior Notes. On and after July 1, 2007, we can redeem the Senior Notes subject to a redemption premium of 104.8% for the first 12 months and 102.4% for the following 12 months. On and after July 1, 2009, the Senior Notes can be redeemed at face value. The indenture for the Senior Notes limits our ability to pay dividends, repurchase stock and make other restricted payments as defined therein.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

As required by the indenture governing the Senior Notes, on April 11, 2006 we commenced an offer to purchase up to $47.7 million aggregate principal amount of our Senior Notes at par, plus accrued and unpaid interest. The amount of the offer was equivalent to the remaining proceeds from both the Rexair and Eljer dispositions, net of certain expenses and payments incurred in connection with the dispositions. At September 30, 2005, we had restricted cash accounts of $12.4 million that were held for the benefit of the bondholders related to the proceeds from the Rexair and Eljer dispositions. None of the Senior Notes were tendered thus the restricted cash balance was reclassified to cash and cash equivalents. We have an asset-based revolving credit facility that matures on July 15, 2008. Under this facility, we can borrow up to $200.0 million subject to a borrowing base consisting of eligible accounts receivable and eligible inventory. At September 30, 2006, we had approximately $131.2 million available to be borrowed under the asset-based facility, of which we had utilized approximately $30.7 million for letters of credit, leaving $100.5 million available for additional borrowings. The interest rate under the facility is currently 2.0% over LIBOR or Prime. This rate is reset each quarter based on our Consolidated Leverage Ratio as defined in the agreement, and could range from 2.0% to 2.5% over LIBOR (“Applicable LIBOR Margin”). The weighted-average interest rate was 5.22% for 2005 and 3.98% for 2004. We had no amounts outstanding under the facility during 2006 or at September 30, 2005. Certain of our existing and future domestic restricted subsidiaries guarantee the Senior Notes, jointly and severally, on a senior basis. The Senior Notes are secured by an eligible first lien on domestic property, plant and equipment, and a second lien on the assets that secure the credit facilities. The asset-based credit facility is secured by a first lien on accounts receivable, inventory, the stock of our domestic subsidiaries and 65% of the stock of our first-tier foreign subsidiaries. In addition, the asset-based credit facility has a second lien on the property, plant and equipment securing the Senior Notes.

We paid $45.1 million, $45.3 million and $39.8 million of interest on our borrowings in 2004, 2005 and 2006, respectively.

Principal reductions of senior debt and other borrowings for the next five years ended September 30 and thereafter are as follows (in millions):

2007	$1.7
2008	1.8
2009	—
2010	380.0
2011	—

$383.5

Commitments

At September 30, 2006, we had approximately $131.2 million available to be borrowed under the asset-based facility, of which we had utilized approximately $30.7 million for letters of credit, leaving $100.5 million available for additional borrowings. In addition, we have outstanding foreign commercial letters of credit of $2.0 million which do not affect availability under the asset-based facility.

Note 6—Pension and Retirement Plans

We sponsor a number of domestic and foreign defined contribution plans. Contributions relating to defined contribution plans are made based upon the respective plans’ provisions.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Domestic Benefit Arrangements

In 2004, all our domestic defined benefit pension plans were merged into a single pension plan. The benefits under this plan are based primarily on years of credited service and/or compensation as defined under the plan provisions. Our funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as we may determine to be appropriate from time to time.

We also provide health care and life insurance benefits to certain groups of retirees with most retirees contributing back to us a portion of our costs. These other post-employment benefit plans are presented as “Other Plans” in the tables that follow. We use a September 30 measurement date for the plans.

The following table provides a reconciliation of changes in the projected benefit obligation, fair value of plan assets and the funded status of our defined benefit pension and other post-employment benefit plans to the amounts recorded in our balance sheets:

	Pension Plans at September 30,		Other Plans at September 30,
	2005	2006	2005	2006
	(in millions)
Benefit obligation at beginning of year	$338.4	$372.1	$16.7	$17.2
Adjustment relating to prior years(1)	—	5.5	—	—
Service cost	6.5	4.3	0.3	0.3
Interest cost	18.8	19.6	0.9	0.9
Plan amendments	1.2	—	—	—
Actuarial (gains)/losses	30.5	(15.7)	1.2	(2.6)
Benefits paid	(19.8)	(23.2)	(1.9)	(1.9)
Curtailments	(3.5)	(1.0)	—	—

Benefit obligation at end of year	$372.1	$361.6	$17.2	$13.9

Fair value of plan assets at beginning of year	$369.8	$407.2	$—	$—
Actual return on plan assets	56.4	35.1	—	—
Contributions	0.8	3.7	1.9	1.9
Benefits paid	(19.8)	(23.2)	(1.9)	(1.9)

Fair value of plan assets at end of year	$407.2	$422.8	$—	$—

Plan assets in excess of (less than) projected benefit obligation	$35.1	$61.2	$(17.2)	$(13.9)
Unrecognized net actuarial losses (gains)	85.7	59.5	1.5	(1.1)
Unrecognized prior service cost (income)	11.7	10.1	(4.3)	(3.3)

Net amount recognized	$132.5	$130.8	$(20.0)	$(18.3)

Prepaid benefits	$145.4	$148.1	$—	$—
Accrued benefits	(22.2)	(23.2)	(20.0)	(18.3)
Intangible assets	2.4	1.9	—	—
Accumulated other comprehensive expense	6.9	4.0	—	—

Net amount recognized	$132.5	$130.8	$(20.0)	$(18.3)

(1)	An adjustment relating to prior years was made in the third quarter of fiscal 2006 relating to benefits payable to several key executives (see also $2.9 million adjustment to expense on next page).

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

In the first quarter of 2006, we paid $3.0 million to buyout certain vested post-retirement benefit plan liabilities owed to participants who were retired or terminated. The curtailment charge of $1.0 million in the table above and settlement charge of $0.6 million in the table which follows relate to this buyout.

For both years presented, the fair value of the pension plan’s assets exceeded its accumulated benefit obligation and projected benefit obligation.

The components of net periodic expense (income) for our domestic defined benefit pension and other plans are presented below:

	Pension Plans for the Fiscal Years Ended September 30,			Other Plans for the Fiscal Years Ended September 30,
	2004	2005	2006	2004	2005	2006
	(in millions)
Service cost	$6.7	$6.5	$4.3	$0.2	$0.3	$0.3
Interest cost	18.2	18.8	19.5	1.0	0.9	0.9
Expected return on plan assets	(31.8)	(31.5)	(32.2)	—	—	—
Prior service cost	0.9	1.5	3.4	(1.0)	(1.0)	(1.0)
Net actuarial loss (gain)	1.9	5.1	6.2	(0.1)	—	0.1
Curtailments/settlements	2.5	4.8	0.6	—	(0.4)	—

Periodic expense (income) of defined benefit plans	(1.6)	5.2	1.8	0.1	(0.2)	0.3
Adjustment relating to prior years(1)	—	—	2.9	—	—	—
Net reclassification adjustment for discontinued operations	(3.9)	(4.5)	—	—	—	—

Net periodic expense (income):
Defined benefit plans	(5.5)	0.7	4.7	0.1	(0.2)	0.3
Defined contribution plans	1.4	1.3	1.3	—	—	—

	$(4.1)	$2.0	$6.0	$0.1	$(0.2)	$0.3

(1)	We made an adjustment to pension expense in the third quarter of fiscal 2006 related to several employment contracts, of which $2.9 million should have been recorded during the period beginning with our 1995 spin off from Hanson plc through fiscal 2005. No single fiscal year was materially misstated so the entire amount was recorded in the third quarter of fiscal 2006. We also adjusted paid-in capital by $0.5 million to reflect the additional retiree benefit liability associated with these contracts which should have been recorded at the time of our 1995 spin-off.

Assumptions

The weighted-average assumptions used to determine the benefit obligation for our domestic defined benefit pension and other plans are as follows:

	Pension Plans at September 30,			Other Plans at September 30,
	2004	2005	2006	2004	2005	2006
	(in millions)
Discount rate	5.75%	5.35%	5.65%	5.75%	5.35%	5.65%
Rate of compensation increases	3.25%	3.25%	3.25%	—	—	—

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

The weighted-average assumptions used to determine the net periodic pension expense (income) for our domestic defined benefit pension and other plans are as follows:

	Pension Plans for the Fiscal Years Ended September 30,			Other Plans for the Fiscal Years Ended September 30,
	2004	2005	2006	2004	2005	2006
	(in millions)
Discount rate	6.00%	5.75%	5.35%	6.00%	5.75%	5.35%
Rate of compensation increases	3.25%	3.25%	3.25%	—	—	—
Expected rate of return on assets	8.75%	8.75%	8.75%	—	—	—

The expected rate of return on assets is based on several factors. Such factors include current and expected target asset allocation, the historical experience of returns provided by plan assets, the evaluation of market conditions and interest rates, tolerance for risk within plan guidelines and cash requirements for benefit payments. In conjunction with our actuaries we analyze the foregoing factors as well as the advice of our pension investment advisors to develop the return on assets assumptions.

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., the health care cost trend rate) for the other post-employment benefit plans was 9.5% for 2005 and 9.0% for 2006. The rate used as of September 30, 2006 was 9% and is assumed to decrease 0.5% a year to 5%. A one-percentage-point change in the assumed health care cost trend rate would have had the following effects as of and for the year ended September 30, 2006 (in millions):

Increase (Decrease) Costs/Obligations
Effect of a 1% increase in the health care cost trend rate on:
Service cost plus interest cost	$0.2
Accumulated post-employment benefit obligation	1.4
Effect of a 1% decrease in the health care cost trend rate on:
Service cost plus interest cost	$(0.1)
Accumulated post-employment benefit obligation	(1.1)

Plan Assets

Our domestic defined benefit pension plan’s weighted-average asset allocations by asset category are as follows:

	At September 30,
	2005	2006
	(in millions)
Equity securities	$279.5	$289.6
Debt securities	98.8	98.3
Other	28.9	34.9

	$407.2	$422.8

The overall investment strategy for our domestic pension plan is to manage the plan’s assets in a prudent and productive manner. The selected investment managers seek to increase the aggregate value of the assets under management while conscious of the need to preserve asset value. Reasonable consistency of returns is

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

expected on a year-to-year basis. Active management strategies are used to meet investment objectives of the pension plan, which are to satisfy all pension benefit payments and to realize investment returns in excess of market indices. Consistent with these investment objectives, the plan has set the following range of target percentages for the allocation of plan assets by each major category.

Equity securities	45%-75%
Debt securities	20%-40%
Real estate	0%-5%
Other	0%-25%

The assets for our domestic plan are included in a master trust which principally invests in listed stocks and bonds, including the common stock of our company. At September 30, 2005 and 2006, 1,333,100 shares of our common stock representing $10.7 million and $13.3 million of the master trust’s assets as of September 30, 2005 and September 30, 2006, respectively, were included in plan assets.

Expected Contributions and Benefit Payments

We do not expect to make any contributions to our domestic defined benefit pension plan in 2006. Based on our assumptions discussed above, we expect to make the following estimated future benefit payments under the plans as follows:

	Pension Plans	Other Plans
	(in millions)
2007	$18.9	$0.9
2008	19.7	1.0
2009	20.0	1.0
2010	20.3	1.0
2011	20.9	1.0
2012-2016	117.1	5.2

	$216.9	$10.1

The tables above and on the previous pages set forth the historical components of net periodic pension cost and a reconciliation of the funded status of the pension and other plans for our domestic employees. This information, however, is not necessarily indicative of the amounts we will recognize on a prospective basis.

We recorded a reduction of the minimum pension liability in accordance with SFAS No. 87, totaling $1.9 million ($1.2 million net of taxes) in 2005 and $2.9 million ($1.8 million net of taxes) in 2006 upon completion of our annual pension valuation for our domestic plans. The adjustment to the minimum pension liability was included in accumulated other comprehensive income as a direct charge to shareholders’ equity, net of related tax effect.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Foreign Benefit Arrangements

Our foreign defined benefit pension plans cover certain employees in our U.K. and Canadian operations. The following table provides a reconciliation of changes in the projected benefit obligation, the fair value of plan assets and the funded status of our foreign defined benefit pension plans with the amounts recognized on our balance sheets:

	At September 30,
	2005	2006
	(in millions)
Benefit obligation at beginning of year	$69.2	$81.9
Service cost	1.3	1.5
Interest cost	4.1	4.4
Employee contributions	0.9	0.8
Foreign currency exchange rate changes	(1.8)	5.4
Actuarial losses	10.4	4.9
Benefits paid	(2.2)	(1.5)

Benefit obligation at end of year	$81.9	$97.4

Fair value of plan assets at beginning of year	$43.5	$53.7
Actual return on plan assets	10.6	5.4
Foreign currency exchange rate changes	(1.2)	3.6
Employer contributions	2.1	3.9
Employee contributions	0.9	0.8
Benefits paid	(2.2)	(1.5)

Fair value of plan assets at end of year	$53.7	$65.9

Plan assets less than projected benefit obligation	$(28.2)	$(31.5)
Unrecognized net actuarial losses	38.3	42.2

	$10.1	$10.7

Accrued benefits	$(21.5)	$(23.3)
Accumulated other comprehensive expense	31.6	34.0

	$10.1	$10.7

The components of net periodic expense for our foreign defined benefit pension plans are presented below:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Service cost	$1.1	$1.3	$1.5
Interest cost	3.2	4.1	4.3
Expected return on plan assets	(3.8)	(4.2)	(4.0)
Net actuarial loss	0.4	1.0	2.1

Net periodic expense:
Defined benefit plans	0.9	2.2	3.9
Defined contribution plans	0.3	0.3	0.3

	$1.2	$2.5	$4.2

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Assumptions

The weighted-average assumptions used to determine the benefit obligation for our foreign defined benefit plans are as follows:

	At September 30,
	2004	2005	2006
Discount rate	5.75%	5.25%	5.00%
Rate of compensation increases	3.25%	3.00%	3.25%

The weighted-average assumptions used to determine the net periodic pension expense for our foreign defined benefit pension plans are as follows:

	For the Fiscal Year Ended September 30,
	2004	2005	2006
Discount rate	5.75%	5.25%	5.00%
Rate of compensation increases	3.25%	3.00%	3.25%
Expected rate of return on assets	7.50%	7.75%	7.75%

The expected rate of return on assets is based on several factors. Such factors include current and expected target asset allocation, the historical experience of returns provided by plan assets, the evaluation of market conditions and interest rates, tolerance for risk within plan guidelines and cash requirements for benefit payments. Our actuaries and we analyze the foregoing factors as well as the advice of our pension investment advisor to develop the return on assets assumption.

Plan Assets

Our foreign defined benefit pension plans’ weighted-average asset allocations by asset category are as follows:

	At September 30,
	2005	2006
Equity securities	$42.4	$50.0
Debt securities	10.8	15.9
Other	0.5	—

	$53.7	$65.9

The plan’s asset allocation strategy was determined with regard to the actuarial characteristics of the plan, in particular the strength of the funding position and the liability profile. It was based on the assumption that equity securities would outperform debt securities over the longer term. The trustees considered written advice from their investment advisers when choosing the plan’s asset allocation strategy.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Expected Contributions and Benefit Payments

We expect to contribute $4.0 million to our foreign defined benefit pension plans in 2007. Based on our assumptions discussed above, we expect to make the following estimated future benefit payments under the plan as follows (in millions):

2007	$1.2
2008	1.3
2009	1.3
2010	1.4
2011	1.4
2012-2016	7.8

$14.4

We recorded an additional minimum pension liability of $0.1 million ($0.4 million net of taxes and foreign currency translation) in 2005 upon completion of our annual pension valuations and an increase of our minimum pension liability for our foreign plans in accordance with SFAS No. 87, totaling $2.4 million in 2006. The adjustment to the minimum pension liability was included in accumulated other comprehensive loss as a direct charge to shareholders’ equity, net of related tax effect.

Note 7—Income Taxes

Earnings from continuing operations, before income taxes, consists of the following:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
United States	$49.0	$47.0	$67.3
Foreign	29.2	21.0	13.6

	$78.2	$68.0	$80.9

The provision (benefit) for income taxes attributable to our earnings (loss) from continuing operations before income taxes consists of the following:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Current:
Federal	$10.8	$(7.1)	$22.7
State	1.6	2.5	2.2
Foreign	15.4	9.9	(6.8)
Deferred	2.1	4.7	19.0

	$29.9	$10.0	$37.1

The tax provision for 2006 includes the recognition of a valuation allowance against U.K. deferred taxes in the amount of $15.9 million due to continuing pretax losses in our U.K. operations. The provision for 2006 also includes the reversal of $14.0 million of reserves against Italian income tax refunds. We received $7.9 million in refunds and $1.6 million in interest from the Italian government in the first quarter of fiscal 2007.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

The components of deferred income tax assets and liabilities are as follows:

	At September 30,
	2005	2006
	(in millions)
Deferred tax assets:
Accruals and allowances	$41.5	$33.4
Post-employment benefits	7.7	6.1
Property, plant and equipment	3.0	—
Inventory	3.0	2.7
Other	1.6	0.9
Foreign tax credits	18.8	17.9
Expected benefit from disposal plans & capital loss carryforwards	119.0	120.6

Gross deferred tax assets	194.6	181.6
Valuation allowance	(133.5)	(133.0)

Total deferred tax assets	61.1	48.6

Deferred tax liabilities:
Net pension assets	34.2	45.6
Property, plant and equipment	—	0.3
Deductible goodwill	4.6	5.4

Total deferred tax liabilities	38.8	51.3

Net deferred tax assets (liabilities)	$22.3	$(2.7)

We have established valuation allowances principally related to deferred tax assets resulting from the losses recognized in connection with disposals announced in 2001, foreign losses (ordinary) and U.S. foreign tax credits reflecting the uncertainty of the future realization of these assets. At September 30, 2005 and 2006, we had approximately $200.1 million and $204.4 million, respectively, in capital loss carryforwards in the U.S. for which, tax effected, we have recorded valuation allowances of $74.0 million and $75.6 million on September 30, 2005 and 2006, respectively. These capital loss carryforwards expire on September 30, 2007. We incurred a capital loss of $0.5 million in connection with the sale of a majority interest in Rexair for which, tax effected, we have recorded a valuation reserve of $0.2 million at September 30, 2005 and 2006. This capital loss carryforward will expire in 2010. We recorded a deferred tax asset of $22.7 million in connection with the sale of Eljer in 2005. A full valuation allowance of $22.7 million was established against this asset since it relates to a future capital loss. We have foreign tax credit carryforwards for which we established full valuation allowances of $18.8 million and $17.9 million on September 30, 2005 and 2006, respectively. A substantial portion of these foreign tax credits will expire in 2011 and 2013. We recognized state loss carryforwards of $361.0 million and $391.0 million as of September 30, 2005 and 2006, respectively. These state losses result in tax benefits of $13.6 and $14.6 million at September 30, 2005 and September 30, 2006, respectively, for which we have established valuation allowances of $11.5 and $11.4 million on September 30, 2005 and 2006, respectively. We have U.K. loss carryforwards for which we have established full valuation allowance of $6.3 million and $4.3 million, on September 30, 2005 and 2006 respectively. We recognized Brazilian loss carryforwards of $5.1 million on September 30, 2006 for which, tax effected, we have recorded a valuation allowances of $0.9 million. We had Alternative Minimum Tax credit carryforwards of $1.7 million and $1.6 million at September 30, 2005 and 2006, respectively. These credits have no expiration date.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

We recorded a $5.9 million tax benefit in fiscal 2005 as a result of a Federal tax audit of our consolidated tax returns for the fiscal years 1998 through 2002. The benefit resulted from agreed upon computational adjustments. We filed an appeal with the IRS in September 2005 regarding various issues related to this audit that we could not reach agreement on. This appeal is still in process and we have not yet reached a final settlement on the issues. We have recorded reserves that are adequate to cover any assessment if our appeals are rejected. Several states and various other countries have examinations either in the planning stages or currently underway. A $2.9 million tax benefit was recognized in 2005 upon the completion of a Federal tax audit of one of our subsidiaries. We recorded interest income of $2.5 million in fiscal 2004 as a result of the settlement of a previous IRS audit.

The number of years with open tax audits varies depending on the tax jurisdiction. A number of years may elapse before a particular matter is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our financial statements reflect the probable outcome of known tax contingencies.

The deferred tax balances have been classified in the balance sheets as follows:

	At September 30,
	2005	2006
	(in millions)
Current assets	$27.9	$25.6
Current liabilities	—	—

Net current assets	27.9	25.6

Non-current assets	33.2	23.0
Non-current liabilities	(38.8)	(51.3)

Net non-current liabilities	(5.6)	(28.3)

Net deferred tax assets (liabilities)	$22.3	$(2.7)

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The tax rate is sensitive to the jurisdiction where the income is earned since different jurisdictions will have different statutory tax rates. Significant judgment is required in determining our effective tax rate and in evaluation of our tax provisions. Despite our belief that our tax return positions are fully supportable, we estimate tax exposures and establish accruals when in our judgment we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following is a reconciliation of income taxes at the federal statutory rate of 35% to the provision for (benefit from) income taxes attributable to continuing operations:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Federal tax provision computed at the statutory rate	$27.4	$23.8	$28.3
Foreign income tax differential	0.5	2.3	3.2
State income taxes (net of federal benefit)	1.7	2.1	2.0
Rexair disposition	—	(8.6)	(0.2)
Resolution of tax contingencies	—	(8.8)	—
Other non-deductible items	0.4	0.2	0.1
Changes in valuation allowances	0.6	(0.6)	1.0
U.K. deferred tax reserve	—	—	15.9
Italian tax refunds	—	—	(14.0)
Other, net	(0.7)	(0.4)	0.8

	$29.9	$10.0	$37.1

Income taxes paid during 2004, 2005 and 2006 were $16.9 million, $13.9 million and $25.9 million, respectively.

Note 8—Employee Benefit Plans

Retirement Savings Plans

We have one 401(k) retirement savings plan that allows eligible employees to contribute up to 60% of their salaries, commissions and bonuses, up to $14,000 annually, to the plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Matching contributions of common stock or cash that are made into the plan are equivalent to 50% of the first 6% of an employee’s contributions. During 2004, 2005 and 2006, $1.4 million, $1.3 million and $1.3 million, respectively, was recognized as compensation expense under these programs.

Accounting for Stock-based Compensation

We maintain incentive stock plans that provide for grants of stock options and restricted stock awards to our directors, officers and key employees. The stock plans are described more fully below.

Adoption of New Accounting Guidance and Transition

Prior to October 2, 2005, we accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, (“APB 25”) as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). No compensation cost was recognized in the Statement of Operations prior to October 2, 2005 related to stock option grants as they all had an exercise price equal to the market value of the underlying common stock on the date of grant. The restricted stock awards granted under those plans were measured at fair value, which was determined as the closing market value of the stock on the date of the grant, and amortized over the vesting period in tranches consistent with our previous accounting policy of recognizing expense for awards with graded vesting under the expense attribution method described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and other Variable Stock Option or Award Plans (“FIN 28”).

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Effective October 2, 2005, we adopted the fair value recognition provisions of FASB Statement No. 123R, Share-Based Payment, and related interpretations (“SFAS No. 123R”) using the modified—prospective transition method. Under that method, compensation cost recognized in the first quarter of 2006 includes (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, October 2, 2005 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all share-based payments granted on or subsequent to October 2, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost related to stock awards granted prior to, but not vested as of, October 2, 2005 continues to be amortized using the expense attribution method described in FIN 28, while compensation cost associated with stock awards granted on or after October 2, 2005 is being recognized on a straight-line basis over the requisite service period for the entire award in accordance with the provisions of SFAS No. 123R. Results for the prior periods have not been restated.

Prior to the adoption of SFAS No. 123R, we recognized compensation cost over the explicit service period for restricted stock awards subject to acceleration of vesting upon retirement. This policy has changed upon the adoption of SFAS No. 123R. For awards granted prior to the adoption of SFAS No. 123R, we continue to recognize compensation cost over the explicit service period and will accelerate any remaining unrecognized compensation cost when an employee actually retires. For awards granted or modified after the adoption of SFAS No. 123R and subject to acceleration of vesting upon retirement, compensation cost is recognized over a service period ending no later than the date the employee first becomes eligible for retirement. Had we recognized any remaining unrecognized compensation cost at the point when an employee became eligible for retirement, compensation cost would have increased in fiscal 2004 by approximately $1.5 million and by $0.1 million in 2005, and would have decreased by approximately $1.5 million in fiscal 2006.

Prior to the adoption of SFAS No. 123R, we presented the tax benefit of deductions arising from the exercise of stock options as operating cash flows in the Condensed Consolidated Statement of Cash Flows. SFAS No. 123R requires that we classify the cash flows resulting from the tax benefit that arises when the tax deductions exceed the compensation cost recognized for those options (excess tax benefits) as financing cash flows. The excess tax benefits, which were less than $0.2 million for fiscal 2006, would have been classified as an operating cash inflow if we had not adopted SFAS No. 123R.

Pro Forma Information Under SFAS No. 123 for Periods Prior to Fiscal 2006

The table below illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans in all periods presented (amounts are in millions, except shares and per share amounts):

	Year Ended September 30,
	2004	2005
Net (loss) earnings, as reported	$28.4	$(5.6)
Stock-based employee compensation expense, net of tax	2.2	2.5
Total stock-based employee compensation expense determined under the fair value method, net of tax	(3.0)	(3.1)

Pro forma net (loss) earnings	$27.6	$(6.2)

(Loss) earnings per share:
Basic—as reported	$0.38	$(0.07)
Basic—pro forma	0.37	(0.08)
Diluted—as reported	$0.37	$(0.07)
Diluted—pro forma	0.36	(0.08)

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

The pro forma information above was determined using the Black-Scholes-Merton (“BSM”) option-pricing formula based on the following assumptions:

	Year Ended September 30,
	2004	2005
Expected term (in years)	4.0	4.0
Risk-free interest rate	2.97%	3.41%
Expected volatility	66%	63%
Expected dividend yield	0%	0%

We estimated the expected term and expected volatility of the stock options based upon historical data of our share-based compensation plans. The weighted-average fair value of options granted during fiscals 2004 and 2005 was $5.73 and $4.63, respectively. Forfeitures of share-based compensation were recognized as they occurred.

Valuation and Expense Information under SFAS No. 123R

The adoption of SFAS No. 123R had a negligible impact on our earnings before income taxes and net earnings for fiscal 2006. Accordingly, the adoption of SFAS No. 123R did not have an effect on earnings per share for the year ended 2006. We recorded compensation costs of $3.8 million, $4.4 million and $5.3 million for fiscals 2004, 2005 and 2006, respectively. We recognized a tax benefit for share-based compensation arrangements of $0.8 million, $1.3 million and $1.8 million for fiscal years 2004, 2005 and 2006, respectively.

As required by SFAS No. 123R, we now estimate forfeitures of employee stock options and recognize compensation cost only for those awards expected to vest. Forfeiture rates are determined for three groups of employees—directors, senior management and all other employees—based on historical experience. Estimated forfeitures are now adjusted to actual forfeiture experience as needed. The cumulative effect of adopting SFAS No. 123R of $0.2 million, which represents estimated forfeitures for restricted stock awards outstanding at the date of adoption, was not material and therefore has been recorded as a reduction of our stock-based compensation costs in SG&A expense rather than displayed separately as a cumulative change in accounting principle in the Consolidated Statement of Operations.

In connection with the adoption of SFAS No. 123R, we estimate the fair value of each stock option on the date of grant using the BSM option-pricing formula and amortize that value to expense over the option’s vesting period using the straight-line attribution approach. The following are the weighted-average assumptions used to value grants for the year ended September 30, 2006.

September 30, 2006
Expected term (in years)	5.6
Risk-free interest rate	4.28%
Expected volatility	72%
Expected dividend yield	0%

Expected Term: The expected term represents the period over which the share-based awards are expected to be outstanding. It has been determined using the “shortcut method” described in Staff Accounting Bulletin Topic 14.D.2, which is based on a calculation to arrive at the midpoint between the vesting date and the end of the contractual term.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Risk-Free Interest Rate: We based the risk-free interest rate used in our assumptions on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the stock option award’s expected term.

Expected Volatility: The volatility factor used in our assumptions is based on the historical price of our stock over the most recent period commensurate with the expected term of the stock option award.

Expected Dividend Yield: We do not intend to pay dividends on our common stock for the foreseeable future. Accordingly, we use a dividend yield of zero in our assumptions.

Incentive Stock Plans

We maintain incentive stock plans that provide for the grants of stock options and restricted stock awards to our directors, officers and key employees. Restricted stock awards granted in fiscal 2005 either vest in annual increments over four years or at the end of three years. Restricted stock awards issued in prior years either vest in equal annual increments over four years or vest over seven years (either in thirds—on the third year, fifth year and seventh year—or solely at the end of the seventh year). In 2005 and 2006, we granted 726,053 and 484,571 restricted stock awards, respectively. During 2005, the weighted-average fair value of restricted stock awards granted was $9.19. The weighted-average fair value of restricted stock awards granted during 2006 was $8.27 per share.

As of September 30, 2006, there were 2,007,620 shares of common stock reserved for issuance under our stock plans. We intend to issue shares from treasury stock. Under these stock plans, stock options must be granted at an option price equal to the closing market value of the stock on the date of the grant. Options granted under these plans, prior to October 2, 2005, become exercisable over four years in equal annual installments after the date of grant, with the exception of directors’ options which cliff vest after six months, provided that the individual is continuously employed by our company. Options granted during 2006 become exercisable over three years in equal annual installments after the date of grant, with the exception of directors’ options which cliff vest after six months, provided that the individual is continuously employed by our company. All options granted expire ten years from the date of grant. We had authorization under our stock plans to grant 3,225,948 additional stock awards at September 30, 2006. At September 30, 2005 and 2006, respectively, we had 1,012,204 and 903,058 restricted shares of our common stock (“restricted stock awards”) outstanding. Restricted stock awards granted in fiscal 2006 vest ratably over three years.

A summary of option activity under our stock plans as of September 30, 2006 and the changes during fiscal 2006 is presented below (amounts are in millions, except shares and per share amounts):

Options	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at September 30, 2005	1,266,032	$5.37
Granted	53,250	8.31
Exercised	(269,650)	5.99
Forfeited	(119,000)	7.36

Outstanding at September 30, 2006	930,632	$5.11	5.8	$4.6

Vested or expected to vest at September 30, 2006	889,271	$5.10	5.8	4.4

Exercisable at September 30, 2006	738,507	$4.81	5.4	$3.9

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

The weighted-average fair values of stock options granted during 2006 were $5.41. The total intrinsic value of stock options exercised was $1.4 million during the year ended September 30, 2005 and was approximately $0.9 million during the year ended September 30, 2006. As of September 30, 2006, there was $0.4 million of total unrecognized compensation cost related to the stock options granted under our stock plans. That cost is expected to be recognized over a weighted-average period of 1.6 years.

A summary of the status of our restricted stock awards as of September 30, 2006 and changes during the year is presented below:

	Number of Shares	Weighted- Average Fair Value at Grant Date
Nonvested at September 30, 2005	1,012,204	$9.41
Granted	484,571	8.27
Vested	(500,402)	9.59
Forfeited	(93,315)	9.17

Nonvested at September 30, 2006	903,058	$8.72

As of September 30, 2006, there was $3.4 million of total unrecognized compensation cost related to restricted stock awards granted under our stock plans. That cost is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of restricted stock awards vested during fiscals 2005 and 2006, based on the closing price on the vesting date, was $3.5 million and $4.8 million, respectively. David H. Clarke retired as Chief Executive Officer of the Company on August 31, 2006 and as Chairman and member of the board of directors effective September 30, 2006. We recorded $2.6 million related to his separation agreement in fiscal 2006, of which approximately $1.2 million related to stock-based compensation awards and the remainder was cash charges. In connection with his retirement, the Company accelerated the remaining unrecognized compensation expense of approximately $0.6 million for 244,115 unvested shares which were subject to acceleration of vesting upon his retirement. Additionally, the Company modified the vesting terms for 75,000 shares of unvested restricted stock and recorded $0.6 million in connection with this modification.

Note 9—Capital Stock

Common Stock

In March 2001, our board of directors indefinitely suspended the quarterly payment of dividends on our common stock.

Stockholder Rights Plan

We adopted a Stockholder Rights Plan (the “Rights Plan”) effective October 15, 1998. Under the Rights Plan, each of our stockholders on the date of record were issued one right (the “Right”) to acquire one-hundredth of a share of our Series A Junior Preferred Stock (“Preferred Stock”), having a market value of two times the exercise price for the Rights, for each outstanding share of Jacuzzi Brands, Inc. common stock they own.

Initially, the Rights trade with our common stock and are not exercisable. The Rights will separate from the Common Stock and only become exercisable when a single person or company acquires or makes an offer to acquire 15% or more of our outstanding common stock, unless otherwise agreed by our board of directors. Upon exercise of the Right, the economic and voting terms of the Preferred Stock acquired by the stockholders will be equivalent to those possessed when they held shares of our Common Stock.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Rights will expire on October 15, 2008 or 90 days following the date the Rights become exercisable, whichever is earlier. The board of directors has agreed to permit Southeastern Asset Management, Inc. and its managed funds to purchase up to 24.0% of the outstanding voting securities without causing the Rights to separate and become exercisable, and we have entered into a standstill agreement with Southeastern Asset Management containing limitations and restrictions on the voting and transfer of shares of common stock acquired in excess of 15%.

Note 10—Commitments and Contingencies

Operating Leases

The table below shows our future minimum lease payments due under non-cancelable leases as of September 30, 2006. Certain of these leases contain stated escalation clauses while others contain renewal options. These minimum lease payments (presented in millions) have not been reduced by minimum sublease rental income; however, they include facility leases that were accrued as restructuring costs (see Note 4).

2007	$12.7
2008	9.8
2009	7.9
2010	6.9
2011	5.7
Thereafter	8.6

$51.6

Rent expense, including equipment rental, was approximately $15.6 million, $15.4 million and $16.3 million in 2004, 2005 and 2006, respectively.

Environmental Regulation

We are subject to numerous foreign, federal, state and local laws and regulations concerning such matters as zoning, health and safety and protection of the environment. Laws and regulations protecting the environment may in certain circumstances impose “strict liability,” rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, from time to time, we may receive notices of violation or may be denied applications for environmental licenses or permits because the practices of the operating unit are not consistent with regulations or ordinances.

Our subsidiaries have made capital and maintenance expenditures over time to comply with these laws and regulations. While the amount of expenditures in future years will depend on legal and technological developments which cannot be predicted at this time, these expenditures may progressively increase if regulations become more stringent. In addition, while future costs for compliance cannot be predicted with precision, no information currently available reasonably suggests that these expenditures will have a material adverse effect on our financial condition, results of operations or cash flows.

We are investigating and remediating contamination at a number of present and former operating sites under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA” or “Superfund”), the Federal Resource Conservation and Recovery Act or comparable state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigations to active settlement negotiations to the cleanup of sites. We have been named as a potentially responsible party at a number of

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Superfund sites under CERCLA or comparable state statutes. Under these statutes, responsibility for the entire cost of cleanup of a contaminated site can be imposed upon any current or former site owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of the original activities that led to the contamination. No information currently available reasonably suggests that projected expenditures associated with any of these proceedings or any remediation of these sites will have a material adverse effect on our financial condition, results of operations or cash flows.

As of September 30, 2006, we had accrued approximately $8.1 million ($0.6 million accrued as current liabilities and $7.5 million as non-current liabilities), including $5.8 million for discontinued operations, for environmental liabilities. These amounts have not been discounted. In conjunction with some of these liabilities, we have deposited $10.2 million in escrow accounts pursuant to the terms of past disposal agreements. We accrue an amount for each case when the likelihood of an unfavorable outcome is probable and the amount of loss associated with such unfavorable outcome is reasonably estimable. We believe that the range of liability for these matters would only increase by $0.1 million if it included cases where the likelihood of an unfavorable outcome is only reasonably possible. During the third quarter of 2006, we entered into a settlement agreement with Ames True Temper, Inc. regarding our environmental liabilities. We surrendered the cash that was deposited in escrow for these matters and paid $2.5 million in return for our release from all pending claims and any future environmental liabilities associated with Ames True Temper, Inc.

We cannot predict whether future developments in laws and regulations concerning environmental protection or unanticipated enforcement actions will require material capital expenditures or otherwise affect our financial condition, results of operations or cash flows in a materially adverse manner, or whether our businesses will be successful in meeting future demands of regulatory agencies in a manner which will not have a material adverse effect on our financial condition, results of operations or cash flows.

Litigation

We and our subsidiaries are parties to legal proceedings that we believe to be either ordinary, routine litigation incidental to the business of present and former operations or immaterial to our financial condition, results of operations or cash flows.

Certain of our subsidiaries are defendants or plaintiffs in lawsuits that have arisen in the normal course of business. While certain of these matters involve substantial amounts, it is management’s opinion, based on the advice of counsel, that the ultimate resolution of such litigation and environmental matters will not have a material adverse effect on our financial condition, results of operations or cash flows.

We are aware of four purported class action lawsuits related to the merger filed against the Company, each of the Company’s directors and various other defendants, as the case may be, including Apollo, Parent, Merger Subsidiary and George M. Sherman (the non-executive Chairman of Rexnord LLC, a portfolio company affiliated with Apollo), in the Court of Chancery in the State of Delaware in and for New Castle County. The lawsuits—Usheroff v. Jacuzzi Brands, Inc., et al., C.A. No. 2473-N (filed Oct. 13, 2006), Ryan v. Victor, et al., C.A. No. 2477-N (filed Oct. 13, 2006), Rubenstein v. Marini, et al., C.A. No. 2485-N (filed Oct. 20, 2006) and Worcester Retirement System v. Jacuzzi Brands, Inc., et al., C.A. No. 2531-N (filed Nov. 8, 2006)—generally allege, among other things, that the merger consideration to be paid to the Company’s stockholders in the merger is unfair and grossly inadequate. In addition, the complaints allege that the Company’s directors violated their fiduciary duties by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value, including the exploration of strategic alternatives that will return greater or equivalent short-term value to the Company’s stockholders. Certain of the complaints further allege that the preliminary proxy

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

statement on Form 14A filed by the Company on November 2, 2006 is materially misleading and omits material facts. The complaints each seek, among other relief, certification of the lawsuit as a class action, a declaration that the merger is unfair, unjust and inequitable to the Company’s stockholders, an injunction preventing completion of the merger at a price that is not fair and equitable, compensatory damages to the class, attorneys’ fees and expenses, along with such other relief as the court might find just and proper. In addition, the complaint filed by Worcester Retirement System seeks expedited discovery and preliminary injunction proceedings. Additional lawsuits pertaining to the merger could be filed in the future. The Company has reached an agreement in principle to settle these lawsuits. Please refer to Note 14 for further information on the proposed settlement.

In June 1998, we acquired Zurn which operates as one of our wholly-owned subsidiaries. At the time of the acquisition, Zurn had itself owned various subsidiaries. Zurn, along with many other unrelated companies, is a co-defendant in numerous asbestos related lawsuits pending in the U.S. Plaintiffs’ claims primarily allege personal injuries allegedly caused by exposure to asbestos used primarily in industrial boilers formerly manufactured by a segment of Zurn that has been accounted for as a discontinued operation. Zurn did not manufacture asbestos or asbestos components. Instead, Zurn purchased it from suppliers.

Federal legislation has been proposed that would remove asbestos claims from the current tort system and place them in a trust fund system. This trust would be funded by the insurers and defendant companies. There can be no assurance as to when or if this or any other legislation will be passed and become law or what, if any, the financial impact it could have on Zurn.

New claims filed against Zurn decreased year-over-year. During 2005, approximately 10,400 new asbestos claims were filed against Zurn versus 6,400 in 2006. As of October 2, 2004, the number of asbestos claims pending against Zurn was approximately 69,900 compared to 46,200 as of September 30, 2006. The pending claims against Zurn as of September 30, 2006 were included in approximately 4,900 lawsuits, in which Zurn and an average of 80 other companies are named as defendants, and which cumulatively allege damages of approximately $11.2 billion against all defendants. The claims are handled pursuant to a defense strategy funded by Zurn’s insurers. Defense costs currently do not erode the coverage amounts in the insurance policies, although a few policies that will be accessed in the future may count defense costs toward aggregate limits.

During 2005 and as of the end of such period, approximately 17,000 claims were paid and/or pending payment and approximately 13,600 claims were dismissed and/or pending dismissal. During 2006 and as of the end of such period, approximately 16,300 claims were paid and/or pending payment and approximately 24,600 claims were dismissed and/or pending dismissal. Since Zurn received its first asbestos claim in the 1980s, Zurn has paid or dismissed or agreed to settle or dismiss approximately 115,900 asbestos claims, including dismissals or agreements to dismiss of approximately 23,900 of such claims through the end of 2005, compared to 146,900 and 48,900 claims, respectively, through the end of 2006.

Zurn uses an independent economic consulting firm with substantial experience in asbestos liability valuations to assist in the estimation of Zurn’s potential asbestos liability. At September 30, 2006, that firm estimated that Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is approximately $136 million, of which Zurn expects to pay approximately $102 million through 2016 on such claims, with the balance of the estimated liability being paid in subsequent years. As discussed below in more detail, Zurn expects all such payments to be paid by its carriers.

This asbestos liability estimate was based on the current and anticipated number of future asbestos claims, the timing and amounts of asbestos payments, the status of ongoing litigation and the potential impact of defense strategies and settlement initiatives. However, there are inherent uncertainties involved in estimating the number

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

of future asbestos claims, future settlement costs, and the effectiveness of Zurn’s defense strategies and settlement initiatives. In addition, Zurn’s current estimate could be affected due to changes in law and other factors beyond its control. As a result, Zurn’s actual liability could differ from Zurn’s estimate described herein. Zurn’s current estimate of its asbestos liability of $136 million for claims filed through 2016 assumes that (i) its continuous vigorous defense strategy will remain effective; (ii) new asbestos claims filed annually against it will decline modestly through 2016; (iii) the values by disease will remain consistent with past experience; and (iv) its insurers will continue to pay defense costs without eroding the coverage amounts of its insurance policies. While Zurn believes there is evidence, in its claims settlements experience, for such an impact of a successful defense strategy, if the defense strategy ultimately is not successful to the extent assumed by Zurn, the severity and frequency of asbestos claims could increase substantially above Zurn’s estimates. Further, while Zurn’s current asbestos liability is based on an estimate of claims through 2016, such liability may continue beyond 2016, and such liability could be substantial.

Zurn estimated that its available insurance to cover its potential asbestos liability as of October 1, 2005 was approximately $293 million. Zurn estimates that its available insurance to cover its potential asbestos liability as of September 30, 2006 is approximately $286 million. The decrease in the amount of available insurance reflects the payments made during 2006. Zurn believes, based on its experience in defending and dismissing such claims and the coverage available, that it has sufficient insurance to cover the pending and reasonably estimable future claims. This conclusion was reached after considering Zurn’s experience in asbestos litigation, the insurance payments made to date by Zurn’s insurance carriers, existing insurance policies, the industry ratings of the insurers and the advice of insurance coverage counsel with respect to applicable insurance coverage law relating to the terms and conditions of those policies. As of October 1, 2005 and September 30, 2006, Zurn recorded a receivable from its insurance carriers of $153 million and $136 million, respectively, which corresponds to the amount of Zurn’s potential asbestos liability that is covered by available insurance and is probable of recovery. However, there is no assurance that $286 million of insurance coverage will ultimately be available or that Zurn’s asbestos liabilities will not ultimately exceed $286 million. Factors that could cause a decrease in the amount of available coverage include changes in law governing the policies, potential disputes with the carriers on the scope of coverage, and insolvencies of one or more of Zurn’s carriers.

Principally as a result of the past insolvency of certain of Zurn’s insurance carriers, coverage analysis reveals that certain gaps exist in Zurn’s insurance coverage, but only if and after Zurn uses approximately $216 million of its remaining approximate $286 million of insurance coverage. As noted above, the estimate of Zurn’s potential liability for asbestos claims pending against it and for claims estimated to be filed through 2016 is $136 million with the expected amount to be paid through 2016 being $102 million. In order to use approximately $261 million of the $286 million of its insurance coverage from solvent carriers, Zurn estimates that it would need to satisfy approximately $14 million of asbestos claims, with additional gaps of $80 million layered within the final $25 million of the $286 million of coverage. We will pursue, if necessary, any available recoveries on our approximately $148 million of coverage with insolvent carriers, which includes approximately $83 million of coverage attributable to the gaps discussed above. These estimates are subject to the factors noted above.

After review of the foregoing with Zurn and its consultants, we believe that the resolution of Zurn’s pending and reasonably estimable asbestos claims will not have a material adverse effect on Zurn’s financial condition, results of operations or cash flows.

Note 11—Segment Information

The results of operations are reported in two business segments, consisting of the Bath Products segment and the Plumbing Products segment. Our Bath Products segment manufactures whirlpool baths, spas, showers,

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

sanitary ware, including sinks and toilets, and bathtubs for the construction and remodeling markets. Our Plumbing Products segment manufactures professional grade drainage, water control, commercial brass and PEX piping products for the commercial and institutional construction, renovation and facilities maintenance markets. Prior periods include the Rexair segment, which was sold in 2005.

The financial information of our segments is regularly evaluated by the chief operating decision makers in determining resource allocation and assessing performance and is periodically reviewed by our board of directors. We evaluate the performance of each business segment based on its operating results and, other than general corporate expenses, allocate specific corporate overhead to each segment. The same accounting policies are used throughout the organization (see Note 2).

The following is a summary of our financial information by segment, reconciled to our consolidated totals.

	Bath Products	Plumbing Products	Rexair	Corporate	Consolidated Total
	(in millions)
Net Sales
2004	$788.4	$308.0	$104.8	$—	$1,201.2
2005	780.8	353.1	76.1	—	1,210.0
2006	766.6	435.8	—	—	1,202.4
Operating Income (Loss)
2004	$57.2	$60.7	$27.3	$(18.0)	$127.2
2005	30.1	75.3	19.0	(30.0)	94.4
2006	38.5	90.9	—	(25.8)	103.6
Capital Expenditures
2004	$17.2	$3.5	$1.5	$0.8	$23.0
2005	18.0	4.0	0.4	0.3	22.7
2006	8.4	4.0	—	0.1	12.5
Depreciation and Amortization
2004	$11.8	$5.6	$3.3	$1.7	$22.4
2005	15.6	5.2	2.3	3.2	26.3
2006	17.2	4.4	—	2.8	24.4
Restructuring and Other Charges Included in Operating Income (Loss)(1)
2004	$3.5	$—	$—	$(0.6)	$2.9
2005	4.5	—	—	4.9	9.4
2006	7.0	—	—	0.2	7.2
Assets
At September 30, 2005	$480.9	$295.6	$—	$513.0	$1,289.5
At September 30, 2006	$466.0	$333.8	$—	$453.9	$1,253.7

(1)	Fiscal 2006 include $1.8 million of inventory write-downs and accelerated depreciation in cost of goods sold associated with the Bradford, U.K. consolidation.

Aside from the operating income (loss) amounts noted above, our income from continuing operations includes interest income and expense, other income and expense items and income taxes, none of which are included in our measurement of segment operating profit. Corporate includes pension income of $10.3 million, $7.2 million and $5.2 million for 2004, 2005 and 2006, respectively. Corporate assets consist primarily of real property, assets held for sale, escrow deposits, cash and cash equivalents and other investments.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Our operations are principally located in North America and Europe and to a lesser extent, in other regions of the world. Our country of domicile is the U.S. Export sales represented 9%, 7% and 6% of total sales for 2004, 2005 and 2006, respectively. Principal international markets served include Europe, South America, Canada and Asia.

The following table presents summarized financial information by geographic area:

	For the Fiscal Years Ended September 30,
	2004	2005	2006
	(in millions)
Net Sales
United States	$825.2	$836.5	$850.9
United Kingdom	240.0	228.7	211.6
Other foreign	136.0	144.8	139.9

	$1,201.2	$1,210.0	$1,202.4

Operating Income (Loss)(1)
United States	$90.5	$70.2	$90.8
United Kingdom	12.6	(2.0)	(13.5)
Other foreign	24.1	26.2	26.3

	$127.2	$94.4	$103.6

Long-lived Assets (at period end)
United States		$228.3	$221.6
United Kingdom		92.4	89.6
Other foreign		11.2	12.7

		$331.9	$323.9

(1)	Operating income (loss) for the years ended September 30, 2004, 2005 and 2006 include impairment, restructuring and other charges of $2.9 million, $9.4 million, and $7.2 million, respectively. All the restructuring charges included in 2004 operating income relate to operations in the U.S. Corporate expenses are included in the U.S. For 2005, $1.6 million of the restructuring and other charges relate to our U.K. operations, $0.1 million relate to other foreign operations and the remainder relates to operations in the U.S. For 2006, $5.2 million of the restructuring and other charges relate to our U.K. operations, $0.2 million relate to other foreign operations and the remainder relates to operations in the U.S.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 12—Quarterly Financial Data (Unaudited)

Summarized quarterly financial information for the years ended September 30, 2005 and 2006 is as follows (in millions, except per share amounts):

	For the Fiscal 2005 Quarters Ended				For the Fiscal 2006 Quarters Ended
	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30
Net sales	$281.5	$301.0	$334.2	$293.3	$267.1	$289.2	$332.6	$313.5
Gross profit	90.7	94.1	110.7	94.1	82.2	90.8	107.0	100.5
Earnings from continuing operations	6.6	8.6	37.9	4.9	12.1	7.1	(1.0)	25.6
Net earnings (loss)	5.5	7.4	(20.8)	2.3	10.7	4.1	(3.9)	29.5
Earnings (loss) per basic common share:
Continuing operations	$0.09	$0.11	$0.50	$0.06	$0.16	$0.09	$(0.01)	$0.34
Net earnings (loss)	0.07	0.10	(0.28)	0.03	0.14	0.05	(0.05)	0.39
Earnings (loss) per diluted common share:
Continuing operations	$0.09	$0.11	$0.50	$0.06	$0.16	$0.09	$(0.01)	$0.33
Net earnings (loss)	0.07	0.10	(0.27)	0.03	0.14	0.05	(0.05)	0.38

Operating income in 2005 includes restructuring charges of $1.5 million, $0.7 million, $1.4 million and $5.8 million in the first, second, third and fourth quarters, respectively, associated primarily with the reorganization and restructuring of senior management in the Bath Products segment and corporate offices, staffing reductions in the U.K. and domestic bath business and other overhead reductions. Earnings from continuing operations in the third quarter of 2005 include a $25.8 million gain on the sale of Rexair. The net loss in the third quarter of 2005 includes a loss of $56.0 million related to disposals of discontinued operations. The fourth quarter of 2005 includes a $2.5 million (including $0.5 million of interest) provision for the settlement of taxes on property.

Operating income in 2006 includes restructuring and other charges of $1.6 million, $1.6 million, $1.3 million and $2.7 million in the first, second, third and fourth quarters, respectively, associated primarily with the reorganization and restructuring of senior management in the Bath Products segment and corporate offices, staffing reductions in the U.K. and domestic bath business and other overhead reductions. Net earnings in the fourth quarter of 2006 include a $14.0 million reversal of a tax reserve. Operating income in the third quarter of 2006 included $2.9 million of expense related to the Company’s retiree benefit liabilities for several key executives which should have been recorded during the period beginning with the Company’s 1995 spin-off from Hanson plc to fiscal year end 2005. No single fiscal year was materially misstated. Earnings from continuing operations in the first quarter of 2006 include a $9.3 million gain on collection of a note. The net loss in the third quarter of 2006 includes a non-cash charge of $14.4 million related to the establishment of a reserve for the deferred tax assets of its U.K. operations.

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 13—Supplemental Joint Issuer and Guarantor Financial Information

The following represents the supplemental condensed consolidating financial statements of Jacuzzi Brands, Inc. (“JBI”), which is the issuer of our Senior Notes, the subsidiaries which are guarantors of the Senior Notes and our subsidiaries which are not guarantors of the Senior Notes as of September 30, 2004 and September 30, 2005 and for each of the three years in the period ended September 30, 2005. Certain of our existing and future domestic restricted subsidiaries guarantee the Senior Notes, jointly and severally, on a senior basis. The Senior Notes are secured by a first-priority lien on and security interest in substantially all of our domestic real property, plant and equipment (referred to as Notes Collateral). The Senior Notes are also secured by a second-priority lien on and security interest in the Bank Collateral (see Note 5). Separate condensed consolidated financial statements of each guarantor are not presented, as we have determined that they would not be material to investors.

	For the Fiscal Year Ended September 30, 2004
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$844.3	$363.9	$(7.0)	$1,201.2
Operating costs and expenses:
Cost of products sold	—	556.3	253.1	(7.0)	802.4
Selling, general and administrative expenses	18.0	174.5	76.2	—	268.7
Impairment, restructuring and other charges	—	2.9	—	—	2.9

Operating (loss) income	(18.0)	110.6	34.6	—	127.2
Interest expense	(48.9)	(0.8)	(0.8)	—	(50.5)
Interest income	2.6	1.6	0.5	—	4.7
Intercompany interest (expense) income, net	(13.9)	14.0	(0.1)	—	—
Equity, in earnings (losses) of investees, net	97.7	15.9	—	(113.6)	—
Other (expense) income, net	(0.1)	(1.2)	(1.9)	—	(3.2)
Other intercompany (expense) income, net	(0.1)	2.3	(2.2)	—	—

Earnings (loss) before income taxes and discontinued operations	19.3	142.4	30.1	(113.6)	78.2
Benefit from (provision for) income taxes	29.0	(45.3)	(13.6)	—	(29.9)

Earnings (loss) from continuing operations	48.3	97.1	16.5	(113.6)	48.3
(Loss) earnings from discontinued operations	(19.9)	(19.9)	(0.9)	20.8	(19.9)

Net earnings (loss)	$28.4	$77.2	$15.6	$(92.8)	$28.4

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

	For the Fiscal Year Ended September 30, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$863.3	$360.4	$(13.7)	$1,210.0
Operating costs and expenses:
Cost of products sold	—	576.6	257.5	(13.7)	820.4
Selling, general and administrative expenses	24.8	178.7	82.3	—	285.8
Impairment, restructuring and other charges	4.7	3.0	1.7	—	9.4

Operating (loss) income	(29.5)	105.0	18.9	—	94.4
Interest expense	(46.4)	(0.7)	(1.0)	—	(48.1)
Interest income	0.8	1.1	1.1	—	3.0
Intercompany interest (expense) income, net	(19.0)	18.0	1.0	—	—
Equity, in earnings (losses) of investees, net	127.4	10.9	—	(138.3)	—
Gain on sale of business	—	24.7	—	—	24.7
Rexair equity earnings	—	0.6	—	—	0.6
Other (expense) income, net	(5.8)	(1.1)	0.3	—	(6.6)
Other intercompany (expense) income, net	(10.2)	10.1	0.1	—	—

Earnings (loss) before income taxes and discontinued operations	17.3	168.6	20.4	(138.3)	68.0
Benefit from (provision for) income taxes	40.7	(41.2)	(9.5)	—	(10.0)

Earnings (loss) from continuing operations	58.0	127.4	10.9	(138.3)	58.0
(Loss) earnings from discontinued operations	(63.6)	(63.6)	—	63.6	(63.6)

Net earnings (loss)	$(5.6)	$63.8	$10.9	$(74.7)	$(5.6)

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

	For the Fiscal Year Ended September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net sales	$—	$859.9	$354.8	$(12.3)	$1,202.4
Operating costs and expenses:
Cost of products sold	—	581.1	253.1	(12.3)	821.9
Selling, general and administrative expenses	24.6	162.4	84.5	—	271.5
Impairment, restructuring and other charges	0.2	1.0	4.2	—	5.4

Operating (loss) income	(24.8)	115.4	13.0	—	103.6
Interest expense	(40.7)	(0.5)	(1.0)	—	(42.2)
Interest income	4.1	0.3	3.8	—	8.2
Intercompany interest (expense) income, net	(31.2)	28.8	2.4	—	—
Equity in earnings (losses) of investees, net	83.0	11.2	—	(94.2)	—
Rexair equity earnings	—	3.8	—	—	3.8
Other (expense) income, net	(2.2)	11.5	(1.8)	—	7.5
Other intercompany income (expense), net	32.6	(29.9)	(2.7)	—	—

Earnings (loss) before income taxes and discontinued operations	20.8	140.6	13.7	(94.2)	80.9
Benefit from (provision for) income taxes	23.0	(57.6)	(2.5)	—	(37.1)

Earnings (loss) from continuing operations	43.8	83.0	11.2	(94.2)	43.8
(Loss) earnings from discontinued operations	(3.4)	(3.4)	(0.5)	3.9	(3.4)

Net earnings (loss)	$40.4	$79.6	$10.7	$(90.3)	$40.4

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

	At September 30, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$84.1	$(7.0)	$33.1	$—	$110.2
Trade receivables, net	—	118.9	81.6	—	200.5
Inventories	—	116.9	48.1	—	165.0
Deferred income taxes	7.9	19.4	0.6	—	27.9
Assets held for sale	—	1.8	67.9	—	69.7
Prepaid expenses and other current assets	4.4	5.9	12.3	—	22.6

Total current assets	96.4	255.9	243.6	—	595.9
Restricted cash collateral accounts	12.4	—	—	—	12.4
Property, plant and equipment, net	1.2	50.5	52.0	—	103.7
Pension assets	146.8	1.0	—	—	147.8
Insurance for asbestos claims	—	153.0	—	—	153.0
Goodwill	—	176.7	51.5	—	228.2
Other non-current assets	30.6	17.6	0.3	—	48.5
Investment in subsidiaries/Intercompany receivable (payable), net	475.7	985.2	180.7	(1,641.6)	—

Total assets	$763.1	$1,639.9	$528.1	$(1,641.6)	$1,289.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes Payable	$—	$—	$22.0	$—	$22.0
Current maturities of long-term debt	—	1.5	—	—	1.5
Trade accounts payable	0.3	58.0	47.4	—	105.7
Income taxes payable	19.3	6.0	(0.6)	—	24.7
Liabilities associated with assets held for sale	—	—	66.9	—	66.9
Accrued expenses and other current Liabilities	17.9	63.9	32.6	—	114.4

Total current liabilities	37.5	129.4	168.3	—	335.2
Long-term debt	380.0	3.5	—	—	383.5
Deferred income taxes	17.4	(1.2)	(10.6)	—	5.6
Asbestos claims	—	153.0	—	—	153.0
Other liabilities	43.0	55.8	28.2	—	127.0

Total liabilities	477.9	340.5	185.9	—	1,004.3
Stockholders’ equity	285.2	1,299.4	342.2	(1,641.6)	285.2

Total liabilities and stockholders’ equity	$763.1	$1,639.9	$528.1	$(1,641.6)	$1,289.5

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

	At September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$112.6	$(4.6)	$39.2	$—	$147.2
Trade receivables, net	0.4	116.6	88.0	—	205.0
Inventories	—	138.2	56.4	—	194.6
Deferred income taxes	(0.7)	25.4	0.9	—	25.6
Assets held for sale		0.6	6.8	—	7.4
Prepaid expenses and other current assets	4.3	6.5	11.1	—	21.9

Total current assets	116.6	282.7	202.4	—	601.7
Property, plant and equipment, net	1.0	44.0	47.5	—	92.5
Pension assets	149.3	0.7	—	—	150.0
Insurance for asbestos claims	—	136.0	—	—	136.0
Goodwill	—	176.6	54.8	—	231.4
Other non-current assets	28.2	13.6	0.3	—	42.1
Investment in subsidiaries/Intercompany receivable (payable), net	555.2	1,017.0	174.8	(1,747.0)	—

Total assets	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes Payable	$—	$—	$19.8	$—	$19.8
Current maturities of long-term debt	—	1.7	—	—	1.7
Trade accounts payable	0.3	56.1	52.1	—	108.5
Income taxes payable	21.9	5.2	(17.2)	—	9.9
Liabilities associated with assets held for sale	—	0.8	—	—	0.8
Accrued expenses and other current Liabilities	16.2	56.8	36.3	—	109.3

Total current liabilities	38.4	120.6	91.0	—	250.0
Long-term debt	380.0	1.8	—	—	381.8
Deferred income taxes	46.7	(13.8)	(4.6)	—	28.3
Asbestos claims	—	136.0	—	—	136.0
Other liabilities	39.7	41.4	31.0	—	112.1

Total liabilities	504.8	286.0	117.4	—	908.2
Stockholders’ equity	345.5	1,384.6	362.4	(1,747.0)	345.5

Total liabilities and stockholders’ equity	$850.3	$1,670.6	$479.8	$(1,747.0)	$1,253.7

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

	For the Fiscal Year Ended September 30, 2004
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Revised) (in millions)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$24.8	$(14.3)	$34.6	$—	$45.1
INVESTING ACTIVITIES:
Proceeds from sale of businesses	—	2.4	2.1	—	4.5
Proceeds from sale of non-operating assets	—	2.4	—	—	2.4
Purchases of property, plant and equipment	(0.8)	(14.4)	(7.8)	—	(23.0)
Proceeds from sale of property, plant and equipment	—	0.1	0.2	—	0.3
Proceeds from sale of excess real estate	3.2	0.3	—	—	3.5
Net transfers with subsidiaries	(1.8)	15.2	—	(13.4)	—

Net cash provided by (used in) investing activities of continuing operations	0.6	6.0	(5.5)	(13.4)	(12.3)
Purchases of property, plant and equipment, discontinued operations	—	(0.3)	—	—	(0.3)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	0.6	5.7	(5.5)	(13.4)	(12.6)
FINANCING ACTIVITIES:
Proceeds from long-term debt	46.5	(0.1)	—	—	46.4
Repayment of long-term debt	(71.1)	(1.2)	—	—	(72.3)
Payment of debt issuance, retirement and other financing costs	(1.6)	0.1	—	—	(1.5)
Repayment of notes payable, net	—	—	(4.4)	—	(4.4)
Payment for stock option exchange	(0.4)	—	—	—	(0.4)
Proceeds from the issuance of common stock for stock option exercises	0.9	—	—	—	0.9
Net transfers with parent	—	1.8	(15.2)	13.4	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(25.7)	0.6	(19.6)	13.4	(31.3)
Effect of exchange rate changes on cash and cash equivalents	1.0	6.1	0.1	—	7.2

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	0.7	(1.9)	9.6	—	8.4
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	0.2	2.9	28.1	—	31.2

CASH AND CASH EQUIVALENTS AT END OF YEAR	$0.9	$1.0	$37.7	$—	$39.6

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

	For the Fiscal Year Ended September 30, 2005
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Revised) (in millions)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$(69.6)	$71.4	$19.2	$—	$21.0
INVESTING ACTIVITIES:
Proceeds from sale of businesses	—	140.7	—	—	140.7
Proceeds from sale of non-operating assets	—	4.4	—	—	4.4
Purchases of property, plant and equipment	(0.3)	(13.3)	(9.1)	—	(22.7)
Proceeds from sale of property, plant and equipment	—	0.2	—	—	0.2
Proceeds from sale of excess real estate	—	2.8	—	—	2.8
Net transfers with subsidiaries	231.0	17.6	—	(248.6)	—

Net cash provided by (used in) investing activities of continuing operations	230.7	152.4	(9.1)	(248.6)	125.4
Purchases of property, plant and equipment, discontinued operations	—	—	(0.7)	—	(0.7)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	230.7	152.4	(9.8)	(248.6)	124.7
FINANCING ACTIVITIES:
Proceeds from long-term debt	59.1	—	—	—	59.1
Repayment of long-term debt	(123.4)	(1.4)	—	—	(124.8)
Deposits into restricted cash collateral Accounts	(12.4)	—	—	—	(12.4)
Proceeds from the issuance of common stock for stock option exercises	1.4	—	—	—	1.4
Payment of debt issuance, retirement and other financing costs	(1.0)	—	—	—	(1.0)
Proceeds from notes payable, net	—	—	1.3	—	1.3
Payment for stock option exchange	(0.2)	—	—	—	(0.2)
Net transfers with parent	—	(231.0)	(17.6)	248.6	—

Net cash (used in) provided by financing activities of continuing operations	(76.5)	(232.4)	(16.3)	248.6	(76.6)
Increase in notes payable, discontinued Operations	—	—	0.7	—	0.7

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(76.5)	(232.4)	(15.6)	248.6	(75.9)
Effect of exchange rate changes on cash and cash equivalents	(1.4)	0.6	1.6	—	0.8

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	83.2	(8.0)	(4.6)	—	70.6
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	0.9	1.0	37.7	—	39.6

CASH AND CASH EQUIVALENTS AT END OF YEAR	$84.1	$(7.0)	$33.1	$—	$110.2

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

	For the Fiscal Year Ended September 30, 2006
	JBI	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$(55.7)	$66.0	$6.4	$—	$16.7
INVESTING ACTIVITIES:
Proceeds from sale of businesses	—	—	3.7	—	3.7
Proceeds from sale of non-operating assets	—	9.3	—	—	9.3
Purchases of property, plant and equipment	(0.1)	(6.7)	(5.7)	—	(12.5)
Return of equity investment	—	3.2	—	—	3.2
Proceeds from sale of fixed assets	—	0.3	—	—	0.3
Proceeds from sale of excess real estate	—	1.7	—	—	1.7
Net transfers with subsidiaries	69.6	(1.9)	—	(67.7)	—

Net cash provided by (used in) investing activities of continuing operations	69.5	5.9	(2.0)	(67.7)	5.7

Purchases of property, plant and equipment, discontinued operations	—	—	(1.5)	—	(1.5)
Proceeds from sale of property, plant and equipment, discontinued operations	—	—	4.9	—	4.9

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	69.5	5.9	1.4	(67.7)	9.1
FINANCING ACTIVITIES:
Repayment of long-term debt	—	(1.5)	—	—	(1.5)
Withdrawals from restricted cash collateral accounts	12.8	—	—	—	12.8
Excess tax benefits from share based payment agreements	0.2	—	—	—	0.2
Proceeds from the issuance of common stock for stock option exercises	1.7	—	—	—	1.7
Repayment of notes payable, net	—	—	(3.4)	—	(3.4)
Net transfers with parent	—	(69.6)	1.9	67.7	—

Net cash provided by (used in) financing activities of continuing operations	14.7	(71.1)	(1.5)	67.7	9.8

Decrease in notes payable, discontinued operations	—	—	(0.8)	—	(0.8)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	14.7	(71.1)	(2.3)	67.7	9.0
Effect of exchange rate changes on cash and cash equivalents	—	1.6	0.6	—	2.2

INCREASE IN CASH AND CASH EQUIVALENTS	28.5	2.4	6.1	—	37.0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	84.1	(7.0)	33.1	—	110.2

CASH AND CASH EQUIVALENTS AT END OF YEAR	$112.6	$(4.6)	$39.2	$—	$147.2

Jacuzzi Brands, Inc.

Notes to Consolidated Financial Statements—(Continued)

Note 14—Subsequent Event

The Company reached an agreement in principle to settle the four putative stockholder class action lawsuits related to the Company’s proposed merger with an affiliate of Apollo. Under the terms of the agreement, which remains subject to approval by the Court, the parties have agreed to settle all claims raised, or which could be raised, by the proposed plaintiff class relating to the proposed merger. Pursuant to the terms of the proposed settlement, the Company has agreed to amend the merger agreement such that (1) the termination fee payable by the Company on the occurrence of certain specified events, is reduced from $25 million to $22.5 million and (2) the time period during which the Company’s entry into an alternative acquisition proposal would trigger payment of the termination fee under certain circumstances, is reduced from 12 months to 9 months. The Company also agreed to make certain additional disclosures already reflected in the Definitive Proxy Statement filed with the SEC on January 5, 2007. The parties also agreed that, in connection with a settlement, counsel for plaintiffs may seek an award from the court of attorneys’ fees and expenses in an amount not to exceed $725,000 if the merger is consummated. There can be no assurance that the Court will approve the proposed settlement or that any ultimate settlement will be under the same terms as those contemplated by the agreement. The proposed settlement of these lawsuits will not affect the amount of merger consideration to be paid in the merger or any other terms of the merger.

On January 25, 2007, the shareholders of the Company approved the sale to Apollo for $12.50 per share. The sale of the Company to Apollo was completed on February 7, 2007.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF JACUZZI BRANDS, INC.

The following unaudited pro forma condensed consolidated financial information has been derived by application of pro forma adjustments to Jacuzzi’s unaudited and audited historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations data gives effect to the Bath sale as if it had occurred at the beginning of the applicable fiscal period. In addition, the unaudited pro forma condensed consolidated statement of operations data for the fiscal years ended September 30, 2004 and 2005 gives effect to the Rexair sale, as if it had occurred at the beginning of the applicable fiscal year. The unaudited pro forma condensed consolidated statement of operations data does not give effect to any adjustments other than those that relate to accounting for Bath and Rexair as discontinued operations.

The unaudited pro forma condensed consolidated financial information does not purport to represent what Jacuzzi’s results of operations would have been had the Rexair sale, the Bath sale and/or the combination of the remaining business with RBS Global actually occurred as of the dates indicated, nor does it project Jacuzzi’s or any of its segments’ results of operations for any future period. In addition, the unaudited pro forma condensed consolidated financial information does not purport to represent what Zurn’s results of operations would have been had it operated as a stand-alone business during the periods indicated.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with “Risk Factors,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Jacuzzi’s historical consolidated financial statements included elsewhere in this prospectus.

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended December 31, 2005

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments	Jacuzzi Less Bath Discontinued Operations(3)
Net sales	$267.1	$174.2	$92.9
Operating costs and expenses:
Cost of products sold	184.9	127.7	57.2
Selling, general and administrative expenses	59.5	39.3	20.2
Restructuring charges	1.6	1.4	0.2

Operating income	21.1	5.8	15.3
Interest expense	(10.3)	(0.3)	(10.0)
Interest income	1.4	0.3	1.1
Other income (expense), net	8.7	9.5	(0.8)

Income before income taxes	20.9	15.3	5.6
Provision for income taxes	8.8	6.2	2.6

Income from continuing operations	$12.1	$9.1	$3.0

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended December 31, 2006

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments	Jacuzzi Less Bath Discontinued Operations(3)
Net sales	$272.1	$167.8	$104.3
Operating costs and expenses:
Cost of products sold	192.3	124.7	67.6
Selling, general and administrative expenses	61.0	39.4	21.6
Restructuring charges	0.7	0.3	0.4

Operating income	18.1	3.4	14.7
Interest expense	(10.7)	(0.3)	(10.4)
Interest income	2.0	0.4	1.6
Other income (expense), net	(1.2)	0.6	(1.8)

Income before income taxes	8.2	4.1	4.1
Provision for income taxes	3.7	1.6	2.1

Income from continuing operations	$4.5	$2.5	$2.0

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended September 30, 2004

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath and Rexair Discontinued Operations Adjustments	Jacuzzi Less Bath and Rexair Discontinued Operations(2)
Net sales	$1,201.2	$893.2	$308.0
Operating costs and expenses:
Cost of products sold	802.4	617.7	184.7
Selling, general and administrative expenses	268.7	187.9	80.8
Impairment, restructuring and other charges	2.9	3.5	(0.6)

Operating income	127.2	84.1	43.1
Interest expense	(50.5)	(0.9)	(49.6)
Interest income	4.7	2.1	2.6
Other income (expense), net	(3.2)	(6.6)	3.4

Income (loss) before income taxes	78.2	78.7	(0.5)
Provision (benefit) for income taxes	29.9	(0.8)	30.7

Income (loss) from continuing operations	$48.3	$79.5	$(31.2)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended September 30, 2005

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath and Rexair Discontinued Operations Adjustments	Jacuzzi Less Bath and Rexair Discontinued Operations(2)
Net sales	$1,210.0	$856.9	$353.1
Operating costs and expenses:
Cost of products sold	820.4	609.8	210.6
Selling, general and administrative expenses	285.8	194.1	91.7
Impairment, restructuring and other charges	9.4	4.7	4.7

Operating income	94.4	48.3	46.1
Interest expense	(48.1)	(1.1)	(47.0)
Interest income	3.0	2.2	0.8
Other income (expense), net	18.7	25.4	(6.7)

Income (loss) before income taxes	68.0	74.8	(6.8)
Provision (benefit) for income taxes	10.0	18.5	(8.5)

Income from continuing operations	$58.0	$56.3	$1.7

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended September 30, 2006

(in millions)

	Jacuzzi Consolidated(1)	(Deduct) Bath Discontinued Operations Adjustments	Jacuzzi Bath Discontinued Operations(3)
Net sales	$1,202.4	$766.6	$435.8
Operating costs and expenses:
Cost of products sold	821.9	554.8	267.1
Selling, general and administrative expenses	271.5	169.1	102.4
Impairment, restructuring and other charges	5.4	5.2	0.2

Operating income	103.6	37.5	66.1
Interest expense	(42.2)	(1.0)	(41.2)
Interest income	8.2	4.0	4.2
Other income (expense), net	11.3	14.5	(3.2)

Income before income taxes	80.9	55.0	25.9
Provision for income taxes	37.1	25.0	12.1

Income from continuing operations	$43.8	$30.0	$13.8

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Jacuzzi Brands, Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

(in millions)

(1)	Represents the historical condensed consolidated statements of operations of Jacuzzi.
(2)	Represents the adjusted Jacuzzi’s condensed consolidated statement of operations after giving effect to the discontinuation of the Bath and Rexair businesses.
(3)	Represents the adjusted Jacuzzi’s condensed consolidated statement of operations after giving effect to the discontinuation of the Bath business.

Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            Shares

Rexnord Holdings, Inc.

Common Stock

P R O S P E C T U S

                    , 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee		$29,475
FINRA filing fee		30,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous (including road show)		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Rexnord Holdings, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law. The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since our inception in July 2006, we have not sold securities without registration under the Securities Act of 1933, as amended, except as described below. At various times since inception, directors, employees and consultants of Rexnord Holdings, Inc. and its subsidiaries exercised options to purchase an aggregate of 263,927 shares of Rexnord Holdings, Inc. Common Stock (Holdings Common Stock) at a weighted average exercise price of $18.53 per share, for total consideration of $4,889,549. The shares were sold pursuant to exemptions available under the Securities Act of 1933, as amended (the “Securities Act”), including Rule 701 promulgated thereunder. All options were exercised at the discretion of the option holder after they had become fully vested, in accordance with the terms of the respective option grant.

On the Merger Date, in connection with the Merger, we issued:

•	4,860,125 shares of common stock to Rexnord Acquisition Holdings I, LLC (an entity controlled by Apollo) for an aggregate purchase price of $230,855,676.82;

•	4,361,889 shares of common stock to Rexnord Acquisition Holdings II, LLC (an entity controlled by Apollo) for an aggregate purchase price of $207,189,518.56; and

•	200,041 shares of common stock to Cypress Industrial, in exchange for the contribution by Cypress Industrial to the Company of 35,467 shares of common stock of RBS Global, Inc.

On October 31, 2006, we issued 21,052 shares of common stock to George Moore for an aggregate purchase price of $999,970.

On November 30, 2006, we issued 12,631 shares of common stock to Praveen Jeyarajah for an aggregate purchase price of $599,972.50.

On February 7, 2007, in connection with the Zurn acquisition, we issued:

•	3,023,381 shares of common stock to Rexnord Acquisition Holdings I, LLC for an aggregate purchase price of $143,610,600;

•	2,781,882 shares of common stock to Rexnord Acquisition Holdings II, LLC for an aggregate purchase price of $132,139,400; and

•	130,526 shares of common stock to Cypress Industrial for an aggregate purchase price of $6,200,000.

On April 1, 2007, we issued:

•	12,500 shares of common stock to Andrew Silvernail for an aggregate purchase price of $249,250;

•	5,016 shares of common stock to Charles Heath for an aggregate purchase price of $100,019;

•	5,000 shares of common stock to Christopher Connors for an aggregate purchase price of $99,700;

•	10,211 shares of common stock to Dennis Longo for an aggregate purchase price of $203,607;

•	5,868 shares of common stock to Donald Dreher for an aggregate purchase price of $117,008;

•	9,352 shares of common stock to Karl Heinz Willmann for an aggregate purchase price of $186,479;

•	2,199 shares of common stock to Patricia Whaley for an aggregate purchase price of $43,848; and

•	1,244 shares of common stock to Tim Carpenter for an aggregate purchase price of $24,805.

On April 2, 2007, we issued:

•	8,107 shares of common stock to Todd Adams for an aggregate purchase price of $161,654;

•	13,500 shares of common stock to Dean Vlasak for an aggregate purchase price of $269,190;

•	14,949 shares of common stock to William Butler for an aggregate purchase price of $298,083;

•	15,000 shares of common stock to George Moore for an aggregate purchase price of $299,100; and

•	1,866 shares of common stock to Christopher Jurasek for an aggregate purchase price of $37,208.

On April 3, 2007, we issued 17,500 shares of common stock to Praveen Jeyarajah for an aggregate purchase price of $348,950.

On April 10, 2007, we issued:

•	27,500 shares of common stock to Alex Marini for an aggregate purchase price of $548,350; and

•	5,000 shares of common stock to Al Becker for an aggregate purchase price of $99,700.

On April 11, 2007, we issued 5,000 shares of common stock to Jon Steffan for an aggregate purchase price of $99,700.

On April 12, 2007, we issued:

•	6,300 shares of common stock to Carl Nicolia for an aggregate purchase price of $125,622; and

•	4,000 shares of common stock to Trevor Johnson for an aggregate purchase price of $79,760.

On April 13, 2007, we issued 5,000 shares of common stock to Craig Wehr for an aggregate purchase price of $99,700.

On April 14, 2007, we issued 6,250 shares of common stock to Edmund Krainski for an aggregate purchase price of $124,625.

On September 10, 2007, we issued 228,942 shares of common stock to Cypress Industrial for an aggregate purchase price of $4,565,103.

Each issuance of securities described above was exempt from registration under the Securities Act in accordance with Section 4(2) thereof, as a transaction by the issuer not involving a public offering. We determined that the purchasers of securities in these transactions were either accredited or sophisticated investors and were provided access to all relevant information necessary to evaluate the investment.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, by and among Chase Acquisition I, Inc., Chase Merger Sub, Inc., RBS Global, Inc. and TC Group, L.L.C., dated as of May 24, 2006 (incorporated by reference from Exhibit 2.1 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006). The Registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Commission upon request.

2.2	Purchase Agreement, dated as of October 11, 2006, between RBS Global, Inc. and Jupiter Acquisition, LLC (incorporated by reference from Exhibit 2.2 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on November 8, 2006).

2.3	Stock Purchase Agreement dated as of September 27, 2002, by and among RBS Acquisition Corporation, Invensys plc, BTR Inc., BTR (European Holdings) BV, BTR Industries GmbH, Dunlop Vermögensverwaltungsgesellschaft GmbH, Brook Hansen Inc., Invensys France SAS, Invensys Holdings Ltd., Hansen Transmissions International Ltd., Hawker Siddeley Management Ltd. and BTR Finance BV (incorporated by reference from Exhibit 2.1 to the Form S-4 Registration Statement (SEC File no. 333-102428 filed by RBS Global, Inc./Rexnord LLC). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.3 to the Commission upon request.

2.4	Stock Purchase Agreement dated as of April 5, 2005, by and among Rexnord Corporation, Hamilton Sundstrand Corporation and The Falk Corporation (incorporated by reference from Exhibit 99.2 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on May 19, 2005). The registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.4 to the Commission upon request.

2.5	Merger Agreement by and among Zurn Industries, LLC, Zurn Acquisition Sub Inc., GA Industries, Inc. and Certain Shareholders dated as of December 20, 2007 (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on December 21, 2007).

3.1	Amended and Restated Certificate of Incorporation of Rexnord Holdings, Inc., as further amended (to be filed by amendment).

3.2	Amended and Restated By-Laws of Rexnord Holdings, Inc. (to be filed by amendment).

4.1	Senior Note Indenture with respect to the 8 7/8% Senior Notes due 2016, among RBS Global, Inc., Rexnord LLC and Wells Fargo Bank, National Association, dated as of February 7, 2007 (incorporated by reference from Exhibit 10.14 to the Form S-4 Registration Statement (SEC 333-140040) filed by RBS Global, Inc./Rexnord LLC).

4.2	First Supplemental Indenture with respect to the 8 7/8% Senior Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 7, 2007 (incorporated by reference from Exhibit 10.15 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC).

4.3	Second Supplemental Indenture with respect to the 8 7/8% Senior Notes due 2016, by and among Zurn Industries, LLC, RBS Global, Inc., Rexnord LLC, and Wells Fargo Bank, dated as of April 1, 2007 (incorporated by reference from Exhibit 4.3 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).

4.4	Form of Unrestricted Global Note evidencing the 8 7/8% Senior Notes due 2016 (incorporated by reference from Exhibit 4.6 to the Form S-4 Registration Statement (SEC File No. 333-141121) filed by RBS Global, Inc./Rexnord LLC).

Exhibit No.	Description

4.5	Senior Note Indenture with respect to the 9 1/2% Senior Notes due 2014, among Chase Merger Sub, Inc. and Wells Fargo Bank, National Association, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.1 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.6	First Supplemental Indenture with respect to the 9 1/2% Senior Notes due 2014, by and among RBS Global, Inc., Rexnord Corporation, the Guarantors listed therein, Chase Merger Sub, Inc. and Wells Fargo Bank, National Association, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.2 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.7	Second Supplemental Indenture with respect to the 9 1/2% Senior Notes due 2014, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 7, 2007 (incorporated by reference from Exhibit 4.14 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC).

4.8	Third Supplemental Indenture with respect to the 9 1/2% Senior Notes due 2014, by and among Zurn Industries, LLC, RBS Global, Inc., Rexnord LLC, and Wells Fargo Bank, dated as of April 1, 2007 (incorporated by reference from Exhibit 4.9 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).
4.9	Form of Unrestricted Global Note evidencing the 9 1/2% Senior Notes due 2014 (incorporated by reference from Exhibit 4.5 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC).

4.10	Senior Subordinated Note Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, among Chase Merger Sub, Inc. and Wells Fargo Bank, National Association, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.6 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.11	First Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord Corporation, the Guarantors listed therein, Chase Merger Sub, Inc. and Wells Fargo Bank, dated as of July 21, 2006 (incorporated by reference from Exhibit 4.7 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

4.12	Second Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 7, 2007 (incorporated by reference from Exhibit 4.16 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC).

4.13	Third Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among Zurn Industries, LLC, RBS Global, Inc., Rexnord LLC, and Wells Fargo Bank, dated as of April 1, 2007 (incorporated by reference from Exhibit 4.16 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).

4.14	Form of Unrestricted Global Note evidencing the 11 3/4% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.11 to the Form S-4 Registration Statement (SEC File No. 333-140040) filed by RBS Global, Inc./Rexnord LLC).

4.15	Senior Subordinated Note Indenture, with respect to the 10 1/8% Senior Subordinated Notes due 2012, by and among Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of November 25, 2002 (incorporated by reference from Exhibit 4.1 to the Form S-4 Registration Statement (SEC File No. 333-102428) filed by RBS Global, Inc./Rexnord LLC).

4.16	First Supplemental Indenture, with respect to the 10 1/8% Senior Subordinated Notes due 2012, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of May 16, 2005 (to be filed by amendment).

Exhibit No.	Description

4.17	Second Supplemental Indenture, with respect to the 10 1/8% Senior Subordinated Notes due 2012, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of June 19, 2006 (incorporated by reference from Exhibit 4.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on June 19, 2006).

4.18	Fourth Supplemental Indenture with respect to the 9 1/2% Senior Notes due 2014, by and among Zurn Industries, LLC, RBS Global, Inc., Rexnord LLC, and Wells Fargo Bank, dated as of February 1, 2008 (incorporated by reference from Exhibit 10.1 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 5, 2008).

4.19	Third Supplemental Indenture with respect to the 8 7/8% Senior Notes due 2016, by and among Zurn Industries, LLC, RBS Global, Inc., Rexnord LLC, and Wells Fargo Bank, dated as of February 1, 2008 (incorporated by reference from Exhibit 10.2 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 5, 2008).

4.20	Fourth Supplemental Indenture with respect to the 11 3/4% Senior Subordinated Notes due 2016, by and among RBS Global, Inc., Rexnord LLC, the Guarantors listed therein and Wells Fargo Bank, dated as of February 1, 2008 (incorporated by reference from Exhibit 10.3 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 5, 2008).

4.21	Credit Agreement among Rexnord Holdings, Inc., the lenders party thereto, Credit Suisse, as administrative agent, Banc of America Bridge LLC as Syndication Agent and Credit Suisse Securities (USA) LLC and Banc of America Securities LLC as joint lead arrangers and joint bookrunning managers, dated as of March 2, 2007 (to be filed by amendment).

4.22	Form of Certificate of Common Stock (to be filed by amendment).

5.1	Opinion of O’Melveny & Myers LLP (to be filed by amendment).

10.1	Employment Agreement between Rexnord LLC and Robert A. Hitt, dated July 21, 2006 (incorporated by reference from Exhibit 10.2 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.2	Amended and Restated Management Consulting Agreement among Rexnord Corporation, George M. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC, effective February 7, 2007 (incorporated by reference from Exhibit 10.2 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2008).*

10.3	Amended and Restated Management Consulting Agreement by and between Rexnord Holdings, Inc. and Apollo Management VI, L.P., dated February 7, 2007 (incorporated by reference from Exhibit 10.3 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 23, 2008).*

10.4	Stockholders’ Agreement of Rexnord Holdings, Inc., Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC and certain other stockholders, dated July 21, 2006 (incorporated by reference from Exhibit 10.5 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.5	Stockholders’ Agreement of Rexnord Holdings, Inc., Rexnord Acquisition Holdings I, LLC, Rexnord Acquisition Holdings II, LLC, Cypress Industrial Holdings, LLC and George M. Sherman, dated July 21, 2006 (incorporated by reference from Exhibit 10.6 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

10.6	Form of Special Signing Bonus Plan Participation Letter (incorporated by reference from Exhibit 10.8 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.7	Form of Rexnord Holdings, Inc. 2006 Stock Option Plan, as amended (incorporated by reference from Exhibit 10.7 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).*

Exhibit No.	Description

10.8	Form of Executive Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.8 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).*

10.9	Form of Consultant Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.11 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.10	Form of Director Non-Qualified Stock Option Grant (incorporated by reference from Exhibit 10.12 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).*

10.11	Rexnord Supplemental Executive Retirement Plan effective January 1, 2004.* **

10.12	Credit Agreement among Chase Acquisition I, Inc., Chase Merger Sub, Inc., Rexnord Corporation, the lenders party thereto, Merrill Lynch Capital Corporation, as administrative agent, Credit Suisse Securities (USA) LLC, as syndication agent, and Bear, Stearns & Co. Inc. and Lehman Brothers Inc., as co-documentation Agents, dated as of July 21, 2006 (incorporated by reference from Exhibit 10.1 to the Form 8-K/A filed by RBS Global, Inc./Rexnord LLC on July 27, 2006).

10.13	Incremental Facility Amendment, dated as of February 7, 2007, to the Credit Agreement dated as of July 21, 2006, among Chase Acquisition I, Inc., RBS Global, Inc., Rexnord LLC, Merrill Lynch Capital Corporation, as administrative agent and the Lenders listed (incorporated by reference from Exhibit 10.7 to the Form 10-Q filed by RBS Global, Inc./Rexnord LLC on February 13, 2007).

10.14	Employment Agreement between Rexnord LLC and Alex P. Marini, dated as of February 7, 2007 (incorporated by reference from Exhibit 10.16 to the Form 10-K filed by RBS Global, Inc./Rexnord LLC on May 25, 2007).*

10.15	Receivables Sale and Servicing Agreement, dated September 26, 2007, by and among the Originators, Rexnord Industries, LLC as Servicer, and Rexnord Funding LLC (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 1, 2007).

10.16	Receivables Funding and Administration Agreement, dated September 26, 2007, by and among Rexnord Funding LLC and General Electric Capital Corporation (incorporated by reference from Exhibit 10.12 to the Form 8-K filed by RBS Global, Inc./Rexnord LLC on October 1, 2007).

10.17	Offer Letter with Todd Adams, dated April 12, 2008* **

10.18	Offer Letter with George Moore, dated July 27, 2006* **

10.19	Rexnord LLC Fiscal Year 2009 Consolidated Management Incentive Plan* **

10.20	Rexnord LLC Fiscal Year 2009 Water Management Incentive Compensation Plan* **

10.21	Stock Option Plan of RBS Global, Inc. (incorporated by reference from Exhibit 10.12 to the Form S-4 Registration Statement (SEC File No. 33-102428) filed by RBS Global, Inc./Rexnord LLC).*

10.22	Rexnord Supplemental Retirement Plan adopted May 1, 2008* **

21.1	List of Subsidiaries of the registrants.**

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).

*	Denotes management plan or compensatory plan or arrangement.
**	Previously filed.

(b) Financial Statement Schedules:

The Financial Statement Schedules of the Registrant and of the Predecessor Company appended hereto for the year ended March 31, 2006 (Predecessor Company), the period from April 1, 2006 to April 21, 2006 (Predecessor Company), the period from July 22, 2006 through March 31, 2007 and the year ended March 31, 2008 consist of the following:

Schedule II—Valuation and Qualifying Accounts

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Rexnord Holdings, Inc.

We have audited the consolidated financial statements of Rexnord Holdings, Inc. and subsidiaries (the Company) as of March 31, 2007 and 2008, and for the year ended March 31, 2006 (Predecessor Company), the period from April 1, 2006 to July 21, 2006 (Predecessor Company), the period from July 22, 2006 to March 31, 2007 and the year ended March 31, 2008 and have issued our report thereon dated July 1, 2008 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

July 1, 2008

Rexnord Holdings, Inc. and Subsidiaries

Schedule II—Valuation and Qualifying Accounts

(In Millions)

		Additions
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Acquired Obligations	Charged to Other Accounts	Deductions (1)	Balance at End of Year
Fiscal Year 2006:
Valuation allowance for trade and notes receivable	$3.2	$2.0	$—	$1.2	$(1.2)	$5.2
Valuation allowance for excess and obsolete inventory	10.6	4.9	—	2.1	(3.4)	14.2
Valuation allowance for income taxes	38.3	13.0	—	—	(4.7)	46.6

Fiscal Year 2007:
Period from April 1, 2006 through July 21, 2006:
Valuation allowance for trade and notes receivable	5.2	0.4	0.3	0.1	(0.2)	5.8
Valuation allowance for excess and obsolete inventory	14.2	1.3	—	0.1	(1.5)	14.1
Valuation allowance for income taxes	46.6	3.6	—	—	(0.4)	49.8

Period from July 22, 2006 through March 31, 2007:
Valuation allowance for trade and notes receivable	5.8	1.7	0.8	0.1	(1.0)	7.4
Valuation allowance for excess and obsolete inventory	14.1	3.6	2.0	0.3	(1.7)	18.3
Valuation allowance for income taxes	49.8	9.6	15.7	11.9	(1.3)	85.7

Fiscal Year 2008:
Valuation allowance for trade and notes receivable	7.4	2.6	0.3	0.3	(1.7)	8.9
Valuation allowance for excess and obsolete inventory	18.3	8.4	—	1.0	(5.9)	21.8
Valuation allowance for income taxes	85.7	10.1	—	3.0	(4.6)	94.2

All other schedules have been omitted because they are not applicable or because the information required is included in the notes to the consolidated financial statements included elsewhere in this prospectus.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to this offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and (iv) any other communication that is an offer in the offering made by the Registrant to the purchaser.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin on September 4, 2008.

REXNORD HOLDINGS, INC.

By:	/S/ TODD A. ADAMS
Name:	Todd A. Adams
Title:	Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

* Robert A. Hitt	President, Chief Executive Officer (Principal Executive Officer) and Director	September 4, 2008

/S/ TODD A. ADAMS Todd A. Adams	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 4, 2008

* George M. Sherman	Non-Executive Chairman of the Board	September 4, 2008

* Laurence M. Berg	Director	September 4, 2008

* Peter P. Copses	Director	September 4, 2008

* Damian Giangiacomo	Director	September 4, 2008

* Praveen R. Jeyarajah	Director	September 4, 2008

* Steven Martinez	Director	September 4, 2008

By:	/S/ TODD A. ADAMS
Todd A. Adams Attorney-in-Fact

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